185TH ANNUAL REPORT 2002

TO OUR FELLOW SHAREHOLDERS

Trust is the essence of our business. We earn trust by delivering strong returns for our shareholders. We earn trust by providing our customers with excellent service and financial solutions tailored to meet their individual needs. We earn trust, too, by treating our employees and communities responsibly and with respect and dignity. As importantly, we inspire trust by conducting our business according to the principles of honesty, transparency and accountability. In practice, this means doing as we say we will, listening — and responding — to criticism and, always, behaving ethically and fairly. At BMO Financial Group, trust is the foundation of our success — and our promise for the future.

YOUR BMO FINANCIAL GROUP MANAGEMENT TEAM

	/s/ F. Anthony Comper	/s/ Karen E. Maidment

	F. ANTHONY COMPER	KAREN E. MAIDMENT

/s/ Yvan J.P. Bourdeau	/s/ Lloyd F. Darlington	/s/ William A. Downe	/s/ Gilles G. Ouellette

YVAN J.P. BOURDEAU	LLOYD F. DARLINGTON	WILLIAM A. DOWNE	GILLES G. OUELLETTE

/s/ Rose M. Patten	/s/ Robert W. Pearce	/s/ Ronald G. Rogers	/s/ Frank J. Techar

ROSE M. PATTEN	ROBERT W. PEARCE	RONALD G. ROGERS	FRANK J. TECHAR

FINANCIAL HIGHLIGHTS

For the year ended October 31	2002	2001	2000	1999	1998

Income Statement Highlights (Canadian $ in millions)
Total revenue (teb) (a)	8,859	8,863	8,664	7,928	7,270
Provision for credit losses	820	980	358	320	130
Non-interest expense	6,030	5,671	5,258	5,288	4,785
Net income	1,417	1,471	1,857	1,382	1,350

Common Share Data ($)
Diluted earnings per share	2.68	2.66	3.25	2.34	2.29
Excluding non-recurring items	2.76	2.48	2.91	2.51	2.29
Diluted cash earnings per share	2.83	2.86	3.39	2.46	2.42
Excluding non-recurring items	2.91	2.68	3.05	2.64	2.42

Primary Financial Measures (%) (b) (c)
Five-year average annual total shareholder return	7.9	14.3	22.9	22.0	23.3
Diluted cash earnings per share growth	(1.0)	(15.6)	37.8	1.7	—
Excluding non-recurring items	8.6	(12.1)	15.5	9.1	(3.2)
Cash return on equity	14.2	14.8	18.8	14.8	16.1
Excluding non-recurring items	14.6	13.9	16.9	15.9	16.1
Revenue growth	—	2.3	9.3	9.0	1.4
Excluding non-recurring items	1.7	3.2	6.1	9.4	1.4
Provision for credit losses as a % of average net loans and acceptances	0.56	0.66	0.25	0.22	0.09
Excluding non-recurring items	0.56	0.60	0.28	0.22	0.09
Tier 1 Capital Ratio	8.80	8.15	8.83	7.72	7.26

     All ratios in this report are based on unrounded numbers.

(a)	Reported on a taxable equivalent basis (teb). See the glossary on page 96.
(b)	For the period ended or as at October 31, as appropriate.
(c)	Adjustments to results determined using generally accepted accounting principles to derive cash results and results excluding non-recurring items are outlined on page 18, along with comments on the use of these measures.

BMO FINANCIAL GROUP AT A GLANCE

CONTENTS

1	Chairman's Message to Shareholders
4	Insights from your Management Board Executive Committee
7	Corporate Governance and Board of Directors
10	Management's Discussion and Analysis of Operations and Financial Condition
11	Objectives, Measures and Targets
12	Financial Performance and Condition at a Glance
14	Canadian and North American Peer Group Comparisons
15	Value Measures
18	Financial Statement Analysis
26	Enterprise-Wide Strategic Management
27	Enterprise-Wide Risk Management
35	Enterprise-Wide Capital Management
36	Review of Operating Groups Performance
37	Personal and Commercial Client Group
41	Private Client Group
44	Investment Banking Group
48	Corporate Support, including Technology and Solutions
49	Harris Bank
51	Economic and Financial Services Developments
52	Supplemental Information
67	Statement of Management's Responsibility for Financial Information
67	Shareholders' Auditors' Report
68	Consolidated Financial Statements
68	Consolidated Balance Sheet
69	Consolidated Statement of Income
70	Consolidated Statement of Changes in Shareholders' Equity
71	Consolidated Statement of Cash Flow
72	Notes to Consolidated Financial Statements
94	Bank Owned Corporations
95	Members of Management Board and Honorary Directors
96	Glossary of Financial Terms
97	Shareholder Information

BMO FINANCIAL GROUP AT A GLANCE

Founded in 1817 as Bank of Montreal, Canada’s first bank, BMO® Financial Group is a diversified financial services provider serving customers throughout North America.

Operating Group	Business Profile	Financial Highlights

Personal and Commercial Client Group	The Personal and Commercial Client Group (P&C) is committed to providing more than eight million customers across Canada and the United States with a fully integrated approach to managing all aspects of their financial affairs. We offer a full range of products and services through our highly skilled financial service providers in more than 1,100 BMO Bank of Montreal® and Harris Bank branches, as well as through direct banking channels such as bmo.com, harrisbank.com and a network of more than 2,200 automated banking machines.

Private Client Group	The Private Client Group (PCG) is dedicated to helping clients accumulate, protect and grow their financial assets. Operating as The Harris in the United States and BMO Private Client Group in Canada, PCG, with more than 5,400 employees, offers a full suite of wealth management products and services. We have total assets under management and administration, including term deposits, of $270 billion.

Investment Banking Group	Operating under the BMO Nesbitt Burns and Harris Nesbitt®1 brands, the Investment Banking Group (IBG) offers corporate, institutional and government clients complete financial services, including advisory, capital-raising, investment and operating services. Supported by top-ranked research, BMO Nesbitt Burns is a leader in mergers and acquisitions advisory, debt and equity underwriting, institutional equity, securitization and trade finance.

With more than 33,000 employees, we offer our clients a broad range of retail banking, wealth management and investment banking products and solutions.

2002 Key Initiatives

•	Introduced Pathway Connect™, our sales and service technology platform, to most of our branches across Canada. Implementation for the remaining branches and call centres is expected in early 2003.
•	Developed customer knowledge and decision support software that enables us to offer customers relevant solutions at the right time and through the right channel.
•	Focused and integrated our marketing efforts through our Help Provided initiative, which links important customer issues to highly relevant solutions.
•	Experienced strong balance sheet and market share growth by addressing our retail customers’ deposit, investment and borrowing needs.
•	Solidified our number two position in the small business banking market by being the leader in market share growth.
•	Increased Chicagoland Banking’s retail and small business loans by US$1.7 billion or 26%. The acquisition of First National Bank of Joliet accounted for US$500 million of this increase.

Focus for 2003

•	Drive revenue growth by improving customer retention and loyalty, expanding our business with existing customers and acquiring new customers.
•	Continue to drive improvements in productivity.
•	Continue to improve our customer loyalty scores and close the shortfall against our competitors for personal and small business clients.
•	Leverage our position in Commercial and Small Business Banking to further build momentum in balance sheet and market share growth.
•	Extend the services offered through our online banking channel.
•	Grow market share in Chicagoland by expanding our distribution network.

•	Increased our U.S. presence with the acquisition of CSFBdirectTM2, Northwestern Trust and Investors Advisory Company and the online accounts of Morgan Stanley Individual Investor Group. On September 27, 2002, we announced our intention to acquire certain assets of California-based myCFOTM3.
•	Successfully integrated CSFBdirect and the online accounts of Morgan Stanley Individual Investor Group with Harris InvestorLine to create Harrisdirect.
•	Expanded our North American distribution network to more than 2,310 investment sales professionals.
•	Added 115 investment sales professionals in Canadian Bank branches, bringing the total to more than 815.
•	Earned recognition for our leading product and service offerings: BMO InvestorLine® was ranked best direct investing firm in Canada by GomezCanada and The Globe and Mail’s Online Brokerage Report; Harrisdirect’s web site was named “Best of the Web” by Forbes.com; and Harris Insight FundsTM1 family was ranked eighth out of 87 qualifying fund families in Barron’s annual ranking.

•	Enhance our offering to retail and affluent clients through sales force growth and development, improving our technology and integrating product and marketing initiatives.
•	Further leverage relationships within the group and with our BMO partners by better integrating our sales approach and product offering.
•	Expand our U.S. wealth management businesses through both selective acquisitions and organic growth while building on The Harris’ strong reputation as we expand into targeted new markets.
•	Continue to refine our businesses to enhance productivity, while aligning our business units to ensure consistently successful results regardless of the business environment.

•	Ranked first in market share of Canadian equity block trading for the eighth straight year.
•	Ranked Top Overall Research Team in the Brendan Wood International Survey for the 22nd consecutive year.
•	Our Canadian Securitization unit was ranked first in market share for asset-backed commercial paper conduit outstandings, and term market issuance. It also ranked first in mortgage-backed and asset-backed securities trading for the seventh consecutive year.
•	Ranked first for Overall Quality of Sales Service and Overall Quality of Trader Service in the Brendan Wood International Survey.
•	Ranked first in market share of Canadian export letters of credit.

•	Maintain leadership in the Canadian high-return fee businesses of equity, debt, securitization, and mergers and acquisitions.
•	Continue to build on the success of the Harris Nesbitt mid-market franchise.
•	Selectively expand into new products and trading strategies that relate to our areas of existing expertise.
•	Build further on our strengths in targeted high-growth sectors and markets.
•	Maintain our disciplined approach to cost and capital management.

In June 2002, Bank of Montreal announced a new unified branding approach that links all of our organization’s member companies. Bank of Montreal, together with its subsidiaries, is now known as BMO Financial Group. As a result, in this report, the names BMO and BMO Financial Group mean Bank of Montreal.

Message to Fellow Shareholders
from the Chairman and
Chief Executive Officer,
Tony Comper

STRENGTH IN A TIME OF ADVERSITY

We passed two milestones as 2002 drew to a close, a dynamic intersection of our past and our future. Looking into our proud history, we celebrated our 185th anniversary and our track record as the longest-running dividend-paying company in Canada. Casting forward, we unified our diverse businesses under the umbrella of BMO Financial Group, our new name for a new century and a reminder that “bank,” in its past sense, describes only one part of the enterprise we are building in the service of our customers.

A Year of Accomplishments
 Leading the list of accomplishments for the year were solid financial results. Despite challenging market conditions, cash earnings per share were $2.91 excluding non-recurring items — an 8.6% increase from the previous year. We met our annual profit targets, achieved top-tier performance in loan loss provisions, and continued to contain costs.

     After persevering over the past few years in making the changes necessary to boost performance, our relative financial performance showed significant improvement as, for example, BMO moved from sixth to second among Canada’s major banks in earnings per share growth. This organization’s trademark prudence, focus and discipline have enabled us to demonstrate strength to shareholders in a time of adversity for our industry.

     Also high on the list of accomplishments in 2002 was the early success of our transnational growth strategy, which is to continue investing in our core Canadian operations while expanding selectively and substantially in the United States. BMO Financial Group has established its credentials as the original Canada-U.S. bank, doing successful business across a truly North American economic space.

Key Points of BMO’s Transnational Growth Strategy
•	Invest in our core Canadian franchise.
•	Expand selectively and substantially in the United States.

BMO FINANCIAL GROUP ANNUAL REPORT 2002   1

CHAIRMAN’S MESSAGE TO FELLOW SHAREHOLDERS

23% Rise in Net Income
A 23% rise in net income (excluding non-recurring items) to $968 million demonstrates our strength in personal and business banking. At the same time we increased market share, total revenue rose 7% and the productivity ratio improved to 60% in this group.

Solid Group Performance
The most significant contribution to performance came from our Canadian and U.S. personal and business banking operations, where earnings increased 23%, with strong volume growth and an improved productivity ratio of 60%.

     Under Frank Techar’s leadership as the new President and CEO of Harris Bank in the United States, we are proceeding apace to become the number-one retail bank in the high-potential Chicago area. Plans are in motion to increase our 145 branches in greater Chicago to about 200 — and we are focusing as never before on serving a wider range of customers’ needs.

     This is also a priority in Canada, where Rob Pearce has taken charge of retail banking as President and CEO of the Personal and Commercial Client Group. The rollout in 2002 of a new state-of-the-art technology platform, which revolutionizes our ability to provide and sell a full range of quality products and services, will help us increase sales to existing customers, as will major investments over the past few years to introduce specialized sales staff into branches and to create a stronger sales-and-service culture.

     In our Private Client Group, net income rose 12% excluding nonrecurring items, while assets under management and administration increased 14%. The highlight of the year for this group was continued expansion of The Harris’ wealth management platform with the announcement of four U.S. acquisitions totalling US$676 million. Having made excellent progress in integrating acquisitions, this group is poised for growth throughout its North American operations when market conditions improve.

     In our Investment Banking Group, where revenues fell substantially more than expenses due to net securities losses and weaker trading-related activity, earnings improved due to a much lower provision for credit losses. The really encouraging story for this group was its success in reducing risk-weighted assets by $29 billion over the past four years. With the plans now in place, risk-weighted assets will remain relatively stable over the coming years while our ability to increase returns will improve.

Challenges for the Future
In 2003, as we continue to implement our growth strategy with enthusiasm and energy, everyone all across this enterprise will be focused on our number-one priority: productivity improvement. While protecting customer-related expenses that are essential to increase sales, and protecting strategic initiatives designed to promote future growth, we will continue to streamline functions to achieve greater operational efficiencies.

2   BMO FINANCIAL GROUP ANNUAL REPORT 2002

We face this challenge from a position of real, sustainable strength. In a year that featured a succession of high-profile corporate debacles in the United States, withering the investments and trust of many Canadians and Americans and keeping the markets bouncing down and up, BMO Financial Group once again cleanly emerged as a North American leader in corporate governance. We were cited many times last year as one of the first and few companies to expense stock options, for example — and as a world leader in accountability and honest, transparent disclosure.

Reporting is Not Just About Complying
The Annual Report on Annual Reports, published by a Europe-based global tracking company, named BMO’s 2001 annual report simply the best in the world. One of the stated reasons was that we are “one of those rare companies for which reporting is not just about complying and following the crowd or the way of the world. But also about adding value, giving insights, reviewing and highlighting and describing and explaining.”

     As steward of this indeed rare company, I pledge more of the same. And I can say this with confidence because I know I speak for my fellow directors and all my colleagues across the organization who personally champion the openness and accountability that have made us worthy of recognition and trust.

     This is another example of what helped this organization navigate through an especially unpleasant and frustrating year for our industry: In addition to the proven soundness of our North American strategy, and the demonstration of proven strengths from credit risk management to corporate governance, in 2002 we also had thousands of really fine people rising to the occasion. There is not, nor can there be, any substitute for that.

     Finally, let me point out that this year, for the first time, I’ve passed on the job of providing more strategic details to the leaders who oversaw and created these details; their perspectives begin on the following page. And what they will affirm, above all else, is that BMO Financial Group now has a leadership team for its time, not merely skilfully guiding our ship, but giving it fresh momentum and purpose.

/s/ Tony Comper

TONY COMPER CHAIRMAN AND CHIEF EXECUTIVE OFFICER

BMO FINANCIAL GROUP ANNUAL REPORT 2002   3

INSIGHTS FROM YOUR MANAGEMENT BOARD
EXECUTIVE COMMITTEE

The BMO Financial Group Management Board Executive Committee (MBEC) comprises 10 members — our Chairman and Chief Executive Officer, Tony Comper and nine senior executives from across our organization. Together, the members of MBEC are responsible for the leadership of BMO Financial Group.

KAREN E. MAIDMENT
Executive Vice-President and Chief Financial Officer,
BMO Financial Group

BMO Financial Group is absolutely committed to financial leadership. And we are delivering on that commitment.

Financial leadership is about achieving top-tier performance for our shareholders. It means following the best practices possible in applying accounting standards. And it means making a commitment to providing full disclosure of all business activities. Finally, financial leadership means being open and honest in explaining results — both positive and negative.

YVAN J.P. BOURDEAU
President and Chief Operating Officer,
BMO Nesbitt Burns

There is no question that this period of weak capital markets has created special challenges for market-sensitive businesses such as ours. That said, we are looking forward with confidence — and going forward from a position of strength.

Our 10-year track record shows that we are better managers of credit risk than any of our competitors. Since 2000, we have reduced our risk-weighted assets to $56 billion from $85 billion through a stringent asset portfolio discipline.

     Just as important, through the development of robust capabilities and product offerings in Canada and the United States, we have begun to actively execute our growth strategy of building an integrated, full-service, mid-market North American investment bank, capitalizing on industry specialties and distinctive capabilities.

LLOYD F. DARLINGTON
President and Chief Executive Officer,
Technology and Solutions, and Head, E-Business

Our strong history of effectively delivering highly competitive technology support and processing solutions was reinforced again this year with several implementations that support BMO Financial Group’s financial and business strategies.

The rollout of Pathway Connect, a state-of-the-art retail platform, is but one example of how technology is being leveraged to support our customer satisfaction and productivity strategies and goals. We also successfully integrated a number of acquisitions this year including Joliet and CSFBdirect.

     With an enterprise-wide technology mandate, we are able to focus on the highest value-creating technology investment opportunities across the company, leveraging scale possibilities and maximizing value. Our human resource practices, our staffing and our commitment to training and development, and our IT strategy and process disciplines give us today an organization and cadre of professionals well positioned to support the company going forward.

     In 2002, we were able to decrease our expenses by 5% from the previous year while providing enhanced capabilities and handling a significant increase in customer transaction processing.

4   BMO FINANCIAL GROUP ANNUAL REPORT 2002

WILLIAM A. DOWNE
Deputy Chair, BMO Financial Group
and Chief Executive Officer, BMO Nesbitt Burns

In recent years, we have created an organization that is differentiated as much by the synergies that exist between its complementary businesses as by the uniqueness of its parts.

That greater alignment has enabled us to leverage our reputation as a trusted advisor. We have in place the breadth of offering and the organizational infrastructure to provide our clients with products and services that are tailored to their objectives. We can meet people’s financial needs whether they want to build a business, develop a retirement plan or put their kids through school. We have the desire — and the ability — to serve people exceedingly well. That’s always been the secret behind companies that have succeeded in creating great value over a long period of time.

GILLES G. OUELLETTE
President and Chief Executive Officer,
Private Client Group, BMO Financial Group
and Deputy Chair, BMO Nesbitt Burns

Despite the uncertain markets of recent years, the outlook for the wealth management business is very favourable. Our long-standing experience and our recent expansion position us to benefit from the substantial growth we expect.

The largest ever demographic group, the baby boom generation, is shifting from consumption to savings, providing significant opportunities for growth in financial services over the next two decades. More than a century of experience in full-service investing and private banking, as well as our leading position in direct investing, give us a solid foundation in the wealth management business.

     Our strategy of expanding selectively and strategically is working, allowing us to build upon our existing strengths. Expansion in recent years gives us a presence in many of the affluent, fast-growing markets in the United States and complements our national distribution in Canada. Our focus now is on executing our strategy, leveraging our acquisitions to meet our financial performance objectives and delivering results that reach our financial targets.

ROSE M. PATTEN
Executive Vice-President, Human Resources
and Head, Office of Strategic Management

We have clear strategies in each of our businesses, and we are dedicated to the successful execution of those strategies. To achieve our objectives, the vital role of people must be fully considered in all our strategic decision-making and implementation plans.

With that in mind, we have focused our people strategies on three objectives. We want to make sure that we have top talent in our key roles and throughout our organization. We want to create a high-performance culture, one whose effectiveness we can measure. And we want to foster an engaged and motivated workforce.

BMO FINANCIAL GROUP ANNUAL REPORT 2002   5

INSIGHTS FROM YOUR MANAGEMENT BOARD EXECUTIVE COMMITTEE

ROBERT W. PEARCE
President and Chief Executive Officer,
Personal & Commercial Client Group

BMO Bank of Montreal has long been recognized as the heart — and the everyday face — of BMO Financial Group. It is therefore not surprising that our response to recent economic storms has been to continue to invest significantly in our Personal & Commercial business.

In 2002, we continued to develop our workforce and implement a more effective managerial structure across our branch network. We also introduced Pathway Connect, a state-of-the-art technology platform that enhances our ability to identify and meet the individual needs of our customers. We remain committed to providing our customers with high-quality, consistent, multi-channel service.

     Judging by the results, our strategy is spot on. In 2002, we sold more products, improved our service levels, gained market share and experienced the highest market share growth among small business banks in Canada. Our goal is to provide financial solutions "for the world you live in."TM

RONALD G. ROGERS
Deputy Chair, Enterprise Risk and
Portfolio Management, BMO Financial Group

Our goal is to maintain our leadership position in risk and portfolio management, and to continue to serve our shareholders and our customers by delivering high-quality risk management — regardless of market conditions.

Achieving our objective means continuing to understand credit, market and operational risks before we make decisions. It means putting together a portfolio of assets that has a diversity of risk. And it means maintaining a consistent risk appetite. Sophisticated tools enhance our ability to mitigate risk. But tools are aids, not a replacement for management’s disciplined, enterprise-wide approach to the application of our risk philosophy.

     Superior risk management also means helping our customers understand risk. We want our customers — individual, small business and corporate clients — to be comfortable that when they deal with us, we will evaluate risk in a consistent fashion and be there to deliver financial solutions — whether in good times or bad.

FRANK J. TECHAR
President and
Chief Executive Officer, Harris Bank

Harris Bank is the cornerstone of our U.S. presence. With outstanding capabilities and brand awareness, we have an advantaged position that differentiates BMO Financial Group from our competitors and provides a firm foundation for future growth in Chicago and beyond.

In 2002, Harris achieved strong double-digit earnings growth despite poor economic conditions in the United States. Our Chicagoland base is rich in opportunity for accelerated growth, with eight million people and a gross domestic product that is 40 percent of Canada’s. Our goal is nothing less than to be the best and biggest bank in the region. To achieve this, we will build distribution, maintain a sharp focus on marketing and customer satisfaction, and leverage our business model of a “local” community banking network combined with world-class centralized support.

6   BMO FINANCIAL GROUP ANNUAL REPORT 2002

CORPORATE GOVERNANCE AND BOARD OF DIRECTORS

In a year marred by unprecedented corporate scandal and malfeasance, corporate governance has become an area of heightened concern for investors. BMO Financial Group has always taken the lead in corporate governance and continues to do so.

Providing high-quality financial disclosure is not a new practice for our organization. Indeed, BMO Financial Group possesses a strong and well-established reputation for consistent leadership in disclosure practices — and in corporate governance generally. Our achievements were recognized again this year when The Globe and Mail’s survey of corporate governance practices ranked BMO Financial Group first among the country’s banks.

     We became one of the first companies on the continent to announce our intention to expense stock options. As well, Chairman and CEO Tony Comper and Chief Financial Officer Karen Maidment signed a statement as part of BMO’s third-quarter results affirming their accountability for BMO’s financial information. In addition, Tony Comper and Karen Maidment signed a certification of BMO Financial Group’s annual results under the new United States Sarbanes-Oxley Act.

     Our Board of Directors bears the main responsibility for maintaining our continued high standards and encouraging the evolution of our corporate governance program. In practice, this means that the Board must operate in an effective and independent manner and ensure that BMO is accountable to all the stakeholders of the company.

     The Board of Directors is also responsible for continuously reviewing trends and evolving best practices, as well as pending legislative or regulatory changes such as Sarbanes-Oxley, and for adjusting our governance practices to ensure they remain at the forefront. BMO’s standards of corporate governance are consistent with the objectives of the governance guidelines of the Toronto Stock Exchange and the proposed amendments published in April 2002. In certain instances, such as in the recommended number of “unrelated” directors on the Board and “financial experts” on the Audit Committee, our standards exceed these guidelines.

     Equally important, the Board of Directors serves as an example to our entire organization. By establishing the tone — affirming that corporate governance means not just abiding by the rules but also embracing the spirit of those rules — the Board helps to make the tenets of sound corporate governance, transparency, disclosure and honesty, a reality throughout our organization.

Charter of Expectations for Directors
The Charter of Expectations for Directors, along with the Approval/Oversight Guidelines, represents the backbone of our governance program. These provide both directors and management with a clear road map of each other’s expectations and commitments to good governance.

     As well as stipulating the roles of individual directors, the Charter of Expectations for Directors sets out the responsibilities to be discharged by BMO’s governing members. These responsibilities include:

BOARD OF DIRECTORS

STEPHEN E. BACHAND Ponte Vedra Beach, Florida Corporate Director and former President and Chief Executive Officer Canadian Tire Corporation, Limited	ROBERT CHEVRIER, F.C.A. Montreal, Quebec President, Roche Management Co. Inc.

DAVID R. BEATTY, O.B.E. Toronto, Ontario Chairman and Chief Executive Officer Beatinvest Limited	F. ANTHONY COMPER Toronto, Ontario Chairman and Chief Executive Officer BMO Financial Group

DAVID A. GALLOWAY Toronto, Ontario Corporate Director and former President and Chief Executive Officer Torstar Corporation

BMO FINANCIAL GROUP ANNUAL REPORT 2002   7

CORPORATE GOVERNANCE AND BOARD OF DIRECTORS

Stewardship

The Board of Directors, either directly or through Board committees, is responsible for supervising the management of the business and affairs of BMO Financial Group. Among its many specific duties, the Board approves strategic plans and objectives, provides advice and counsel to the CEO, oversees the ethical, legal and social conduct of the organization, and reviews BMO’s financial performance and condition. It also selects, evaluates, sets the compensation for and, if necessary, replaces the CEO.

     The Board fulfills its stewardship responsibilities through various initiatives. For instance, it sponsors an annual all-day strategy session, which enables directors to gain a fuller appreciation of planning priorities and provides them with the opportunity to give constructive feedback to management. The Board also ensures we have a prudent and professional risk management framework, and confirms the integrity of the organization’s internal control and management information system. Additionally, the Board oversees succession planning for senior management, including the CEO. Ensuring fair treatment of shareholders, irrespective of the size of their individual holdings, is also a principal concern for the Board.

Independence

The Board of Directors is responsible for making sure that appropriate structures and procedures are in place so that it can function independently of management.

     All members of the Board are “unaffiliated”, with the exception of the Chairman and CEO, pursuant to the relationship rules set forth in the Bank Act. The current 15-person Board is a very workable size for effective decision-making and committee work.

     At the same time, the Board ensures that all of its committees are composed of outside directors, except the Executive Committee, which includes the Chairman and CEO as a member. (Full details of the committee mandates are set out in the Proxy Circular.)

     Additionally, the Board mandates the Chair of the Governance Committee to serve as the lead director and chair in camera sessions held during every Board meeting at which only non-management directors are present. It is also the responsibility of the Board to assess the appropriate-ness of any shareholder proposals for inclusion in our Proxy Circular and to formulate responses to those proposals.

     Independent governance is further ensured by our Board Approval/Oversight Guidelines, which clearly distinguish matters requiring Board approval from those within the purview of management, which are reported to the Board after the fact.

Effectiveness

The Board is responsible for ensuring its effectiveness. To that end, it monitors membership in order to maintain the necessary breadth and diversity of experience as well as the appropriate size. In addition, the Board oversees orientation and education programs for directors. As part of the orientation program, new directors meet one-on-one with the heads of each of the principal business groups to discuss the business functions and activities of the organization. On a regular basis, presentations are provided to directors on the various aspects of BMO’s operations.

BOARD OF DIRECTORS CONTINUED

EVA LEE KWOK Vancouver, British Columbia Chair and Chief Executive Officer Amara International Investment Corp.	BRUCE H. MITCHELL Toronto, Ontario Chairman and Chief Executive Officer Permian Industries Limited

J. BLAIR MacAULAY Oakville, Ontario Counsel, Fraser Milner Casgrain LLP Toronto	PHILIP S. ORSINO, F.C.A. Caledon, Ontario President and Chief Executive Officer Masonite International Corporation Mississauga

THE HONOURABLE FRANK McKENNA, P.C., Q.C. Cap Pelé, New Brunswick Counsel, McInnes Cooper Moncton

8   BMO FINANCIAL GROUP ANNUAL REPORT 2002

     With both independence and effectiveness in mind, the Board also authorizes individual directors to engage outside advisors at the expense of BMO in appropriate circumstances. Board committees, under the direction of the committee chairs, are also able to engage independent consultants as needed.

Accountability

The Board of Directors is responsible for ensuring the accountability of the Board as a whole and the committees of the Board. To fulfill this responsibility, the Board assesses the contributions of each director and the adequacy and form of compensation paid to directors. Together with the CEO, the Board also develops position descriptions for the Chairman and CEO as well as annual corporate objectives that the CEO is responsible for meeting.

     To further ensure accountability, the Board sponsors an annual review of Board effectiveness in corporate governance. Conducted by outside consultants, the survey assesses areas ranging from the operational effectiveness of the Board and its committees to the Chairman’s role and succession planning.

     As well, the Board oversees an annual director peer feedback performance review. The survey, which is compiled by an outside consultant to ensure confidentiality, requires each director to assess the contribution of each of his or her peers on a wide variety of measures including ethics, strategic insight, financial literacy, business judgment, participation and communication. Both the Board and peer assessments enable the Board to examine its effectiveness and establish goals for constant improvement.

     The Board, through the Governance Committee, also assesses the performance of the Chairman and CEO in his role as Chairman, while the Human Resources and Management Compensation Committee evaluates his performance as CEO.

     The Board additionally benchmarks directors’ compensation annually against BMO’s peer group in order to ensure their compensation reflects the responsibilities and risks involved in serving as a director. To further align directors’ interests with those of shareholders, at least 50% of a director’s annual retainer must be paid in Bank stock or in deferred share units, with an option to receive 100% of both the retainer and any fees in this manner. In addition, directors are required to hold either common shares or deferred share units with a value of not less than six times their annual retainer.

     At the same time, the Board abides by a set of policies, which include an attendance requirement stipulating that directors must attend 75% of meetings, as well as mandatory retirement at age 70 and resignation (for acceptance or rejection by the Board) upon a change in principal occupation.

     At BMO Financial Group, we are committed to maintaining and building upon our reputation as a leader in corporate governance. Like the independent experts who commend our actions, we believe that effective corporate governance benefits our shareholders, employees, communities — and our business.

For a more detailed report on our corporate governance program, please refer to our Proxy Circular.

J. ROBERT S. PRICHARD, O.C., O.Ont. Toronto, Ontario President and Chief Executive Officer, Torstar Corporation	GUYLAINE SAUCIER, C.M., F.C.A. Montreal, Quebec Corporate Director

JEREMY H. REITMAN Montreal, Quebec President, Reitmans (Canada) Limited	NANCY C. SOUTHERN Calgary, Alberta Co-Chairman and Chief Executive Officer ATCO Ltd. and Canadian Utilities Limited

JOSEPH L. ROTMAN, O.C., LL.D. Toronto, Ontario Chairman and Chief Executive Officer Roy-L Capital Corporation

BMO FINANCIAL GROUP ANNUAL REPORT 2002   9

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

Overview of the Structure of the MD&A

Management’s Discussion and Analysis of Operations and Financial Condition (MD&A) comments on BMO Financial Group (BMO) operations for the years ended October 31, 2002 and 2001. The MD&A is presented in ten sections:

Objectives, Measures and Targets (page 11) provides an overview of the relationship between the most important measures used by management to assess financial performance and condition, our targets for 2002 and 2003, and our objectives.

Financial Performance and Condition at a Glance (pages 12 to 14) provides high-level commentary and graphs related to our seven primary financial performance and four primary financial condition measures. The section also provides commentary on those measures relative to the results of our Canadian and North American peer groups. More detailed discussion of the measures is provided in other sections of the MD&A, as indicated below.

Value Measures (pages 15 to 17) reviews financial performance in terms of four of our primary financial performance measures: five-year total shareholder return, diluted earnings per share growth, return on common shareholders’ equity and net economic profit growth.

Financial Statement Analysis (pages 18 to 25) provides an analysis of our financial performance by focusing on the statement of income and the balance sheet that are included within the consolidated financial statements, which are presented starting on page 67 of this report. The section includes an analysis of our performance on another two of our primary financial performance measures: revenue growth and the expense-to-revenue ratio. It also includes a discussion of our more significant accounting policies, which is intended to enhance investors’ understanding regarding the sensitivity of reported financial results to the methods, assumptions and estimates that underlie the preparation of financial statements in accordance with generally accepted accounting principles (GAAP).

Enterprise-Wide Strategic Management (page 26) provides an overview of our enterprise strategy, strategic milestones and strategic management function.

Enterprise-Wide Risk Management (pages 27 to 34) provides an overview of risk management in the organization and a discussion of our objectives and approach to managing credit, market, liquidity and funding, and operational risks. It includes analysis of another of our primary financial performance measures, provision for credit losses as a percentage of average loans and acceptances, and two of our primary financial condition measures: the ratio of gross impaired loans and acceptances to equity and allowances for credit losses, and the ratio of cash and securities-to-total assets.

Enterprise-Wide Capital Management (page 35) provides an overview of our approach to managing capital. It also includes an analysis of changes in the Tier 1 Capital Ratio, another of our primary financial condition measures.

Review of Operating Groups Performance (pages 36 to 50) provides an overview of BMO’s operating groups. The section describes each group, its objectives and accomplishments for 2002 and its objectives for 2003. It also provides an analysis of financial results by group and insight into the operations of the lines of business within each group. A separate analysis of Harris Bank is also provided. Its financial results are included within each of the four operating groups.

Economic and Financial Services Developments (page 51) reviews Canadian and U.S. economic and financial services developments in 2002 and comments on 2003.

Supplemental Information (pages 52 to 66) aggregates many useful financial tables that are referred to in sections of the MD&A and can be reviewed separately.

Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this Annual Report, and may be included in filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, press releases or other communications. All such statements are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2003 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, the results of or outlook for our operations or for the Canadian and U.S. economies.

     By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

     The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: global capital market activities; interest rate and currency value fluctuations; industry and worldwide economic and political conditions; regulatory and statutory developments; the effects of competition in the geographic and business areas in which we operate; management actions; and technological changes. We caution that the foregoing list of factors is not exhaustive and that when relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf.

10   BMO FINANCIAL GROUP ANNUAL REPORT 2002

OBJECTIVES, MEASURES AND TARGETS

The following diagram illustrates the relationship between objectives, measures and targets at BMO Financial Group.

Governing Objective
To maximize the total return to BMO shareholders and generate, over time, first-quartile total shareholder returns relative to our Canadian and North American peer groups

Financial Performance and Condition Objectives

Our performance objectives are to grow EPS[1] by a minimum of 10% per year over time and to increase cash ROE[2] to between 19% and 20% over time. Our condition objective is to maintain a strong regulatory capital position consistent with our peers

All targets exclude the effects of non-recurring items.2

2002 Financial Performance Targets		2002 Financial Performance

•	To achieve 8% to 12% cash EPS[2] growth	•	Cash EPS growth of 8.6%
•	To increase cash ROE to between 14% and 15%	•	Cash ROE of 14.6%
•	Provision for credit losses in the range of 40 to 50 basis points	•	Provision for credit losses of $820 million or 56 basis points, consistent with our updated estimate of April 2002

2002 Financial Condition Targets		2002 Financial Condition

•	To maintain a Tier 1 Capital Ratio of at least 8.0%	•	Tier 1 Capital Ratio of 8.80%

2003 targets are based on the economic outlook discussed below.

2003 Financial Performance Targets		2003 Financial Condition Target

•	To achieve 10% to 15% EPS growth (10% to 15% cash EPS growth)	•	To maintain a Tier 1 Capital Ratio of at least 8.0%
•	To increase ROE to between 14% and 15% (cash ROE to between 15% and 16%)
•	To maintain a provision for credit losses at or below the 2002 level ($820 million)

1	All EPS figures in this MD&A refer to diluted EPS, unless indicated otherwise.
2	Adjustments to GAAP results to derive cash results and results excluding non-recurring items are outlined on page 18, along with comments on the use of these measures.

Financial Performance Measures, Objectives and Targets
The most significant of our financial performance measures are referred to as “primary measures”, while the less significant, which tend to influence the primary measures, are referred to as “secondary measures”. The most fundamental primary measure is the five-year total shareholder return. When compared to peer group performance, it assesses our success in achieving our governing objective.

     We establish annual targets for certain of the performance and condition measures. We also establish financial performance objectives, which represent longer-term average annual minimum levels of achievement. Our success in achieving our governing objective of first-quartile total shareholder returns will depend on our degree of success in surpassing our minimum financial performance objectives and the performance of our peer group.

     Because financial targets represent annual checkpoints in the achievement of financial objectives, they reflect variable economic conditions and may be higher or lower than the financial objectives in any particular year.

     Our operating philosophy is to increase revenues at a rate higher than general economic growth rates and limit expense growth to equal to or less than revenue growth, over time. We strive for efficiencies in expense management and a balance between current profitability and the need to invest for future growth. When possible, expense efficiencies partially or totally fund the costs of investing for the future. However, the relationship between revenues and expenses in any year is affected by economic conditions.

     Much of the analysis of performance in the MD&A is framed in the context of the primary and secondary measures discussed above, which are used by management in assessing performance. The measures are considered most relevant when they exclude the effects of non-recurring items, as further discussed and detailed on page 18. Financial performance targets outlined above are stated on that basis. Cash earnings measures are also provided at times because they can be informative, as explained on page 16.

     Our targets for 2003 are established in the context of our expectations for the economy in the year ahead, as detailed on page 51. We anticipate that the economic factors that influence our businesses will be similar in Canada and the United States. GDP growth of 3.8% is expected in Canada, with growth of approximately 3.2% in the United States. The jobless rate is expected to trend lower and interest rates are expected to rise steadily later in the year. Consumer and business credit are expected to pickup. Mortgage growth should remain high in Canada but may moderate somewhat from record highs in the United States. We remain cautious about the near-term prospects for capital and credit markets.

Prior Year Targets
In 2001, BMO achieved three of its nine financial targets, as expense growth outstripped revenue growth and provisions for credit losses increased significantly. In 2000, we achieved all three of our financial targets.

BMO FINANCIAL GROUP ANNUAL REPORT 2002   11

FINANCIAL PERFORMANCE AND CONDITION AT A GLANCE

	Our Performance*		Peer Group Comparison*
	Total Shareholder Return (TSR)		Five-Year Total Shareholder Return (TSR)(%)
•	BMO’s average five-year TSR of 7.9% was better than the comparable indices. The average return fell from a year ago due to the removal of the 55% return in 1997.	•	BMO’s average five-year TSR of 7.9% was just below the Canadian peer group average of 8.2% but well above the North American peer group average of 3.3%
•	BMO’s 16.2% one-year TSR was better than the comparable indices and BMO’s negative 1.2% return in 2001.	•	BMO’s annual TSR in 2002 was the third best of both the Canadian and North American peer groups.

Further details are provided on page 15.

	Earnings per Share (EPS) Growth		Earnings per Share (EPS) Growth (%)
•	EPS rose 11% to $2.76 versus a decline of 15% a year ago. Improved Personal and Commercial Client Group performance, a lower loss provision, discontinued goodwill amortization and favourable tax rates and benefits drove the increase.	•	BMO’s EPS growth of 11.3% in 2002 was above the Canadian peer group average of negative 16.1% but below the North American peer group average of 16.4%.
•	Cash EPS growth of 8.6% met our target.

Further details are provided on page 16.

Return on Equity (ROE)		Return on Equity (ROE) (%)
• • •	ROE was 13.8%, up from 12.9% in 2001.
Cash ROE was 14.6%, within our target range of 14.0% to 15.0%.
On a GAAP basis, BMO’s ROE has exceeded 13% for each of the last 13 years. No other major North American bank has matched this record of consistency.	•	ROE of 13.8% in 2002 was above the Canadian peer group average of 11.1% but below the North American peer group average of 15.0%.

Further details are provided on page 17.

	Net Economic Profit (NEP) Growth		Net Economic Profit (NEP) Growth (%)
•	NEP declined 15% to $368 million and was reflective of reduced net income in 2002. NEP includes non-recurring items and the prior year benefited from these, particularly the gain on sale of investments in Bancomer.	•	Our NEP fell 15.2% in 2002 but performance was better than the Canadian peer group average reduction of 97.0%. NEP of the North American peer group rose 24.5%.
•	Personal and Commercial Client Group was the only group to generate economic profit in 2002.
Further details are provided on page 17.

	Revenue Growth		Revenue Growth (%)
• •	Revenue increased 2%, compared with 3% growth in 2001. Revenue declined 1% after adjusting for the additive effect of acquired businesses	•	BMO’s revenue growth of 1.7% in 2002 was below the Canadian and North American peer group averages of 2.5% and 7.6%, respectively.
•	Solid growth in Personal and Commercial Client Group was offset by lower Investment Banking Group revenue.

Further details are provided on page 19.

	Expense-to-Revenue Ratio		Expense-to-Revenue Ratio (%)
• •	The efficiency ratio was 67.4%, compared with 65.1% (a) in 2001. Expense growth was largely attributable to business acquisitions.	•	BMO’s expense-to-revenue ratio of 67.4%(a) was just above the Canadian peer group average of 67.0% and well above the North American peer group average of 58.4%.
•	Excluding acquired businesses and severance costs, expenses were unchanged from a year ago. Further details are provided on page 22.	•	Improving productivity is BMO’s top priority for 2003.

*	Adjustments to GAAP results to derive cash results and results excluding non-recurring items are outlined on page 18, along with comments on the use of these measures.

Unless indicated otherwise, all amounts and ratios exclude non-recurring items.

(a)	For consistency with our peer groups, the non-interest expense-to-revenue ratio for BMO and the peer groups reflected in the graphs for 1998 to 2001 includes goodwill amortization.

See page 14 for further comments on peer group comparisons.

12   BMO FINANCIAL GROUP ANNUAL REPORT 2002

	Our Performance*		Peer Group Comparison*
	Credit Risk		Provision for Credit Losses as a % of Average Loans and Acceptances
• •	The provision for credit losses was $820 million or 56 basis points of average net loans and acceptances, down from $880 million or 60 basis points in 2001. The provision was above our 2002 target of 40 to 50 basis points but matched our updated guidance of April 25, 2002.	•	BMO’s provision for credit losses was 0.56% of average net loans and acceptances. Our performance compares very favourably to the Canadian peer group average of 0.89% and the North American peer group average of 1.41%.
•	Our 2003 target is to maintain the provision at the 2002 level.

Further details are provided on pages 22 and 29.

Impaired Loans		Gross Impaired Loans and Acceptances as a % of Equity and Allowances for Credit Losses
• •	Gross impaired loans were 15.2% of equity and allowances for credit losses, compared with 14.2% a year ago. The increase in impaired loans was largely attributable to problems in the telecommunications sector.
The level of impaired loans remains within acceptable parameters given the economic conditions	•	Our gross impaired loans and acceptances were 15.2% of equity and allowances for credit losses, just above the Canadian peer group average of 14.6% and above the North American peer group average of 10.0%.

Further details are provided on page 29.

Cash and Securities-to-Total Assets	Cash and Securities-to-Total Assets (%)
• •	Liquidity remains strong, supported by broad diversification of deposits. The liquidity ratio rose to 24.9% from 23.1% a year ago.
The ratio of core deposits-to-total deposits was stable at 59.6%, compared with 60.0% a year ago.	• •	Our liquidity ratio of 24.9% was below the Canadian average of 28.7% and the North American average of 38.2%.
BMO’s ratio of individual deposits-to-total deposits, an indicator of lower liquidity risk, is the highest of both the Canadian and North American peer groups.

Further details are provided on page 33.

Capital Adequacy	Tier 1 Capital Ratio (%)
• •	The Tier 1 Capital Ratio was 8.80%, up from 8.15% last year. The Total Capital Ratio was 12.23%, up from 12.12% in 2001.
The Tier 1 Capital Ratio remains above our minimum target level of 8.0%.

Further details are provided on page 35.	• •	Our Tier 1 Capital Ratio of 8.80% was below the Canadian peer group average of 9.07% but well above our target of 8%.
On a U.S. basis, our Tier 1 Capital Ratio of 8.32% was below the North American peer group average of 8.50%.

	Credit Rating		Credit Rating
•	The credit rating represents a composite of Moody’s® and Standard & Poor’s®3 (S&P) debt ratings.	•	Our credit rating was comparable with both the Canadian and North American peer group averages.
•	The composite credit rating remained unchanged at AA-, but with S&P and Moody’s maintaining a negative outlook	•	Only two banks among our North American peer group have higher ratings than BMO.

Further details are provided on page 35.

*	Adjustments to GAAP results to derive cash results and results excluding non-recurring items are outlined on page 18, along with comments on the use of these measures.

Unless indicated otherwise, all amounts and ratios exclude non-recurring items.

See page 14 for further comments on peer group comparisons.

BMO FINANCIAL GROUP ANNUAL REPORT 2002   13

CANADIAN AND NORTH AMERICAN PEER GROUP COMPARISONS

	2002					2001					Five-Year Average

			Cdn.		N.A.			Cdn.		N.A.			Cdn.		N.A.
	BMO	Rank	bank		bank	BMO	Rank	bank		bank	BMO	Rank	bank		bank
	perf.	of six	avg.	Q'tile	avg.	perf.	of six	avg.	Q'tile	avg.	perf.	of six	avg.	Q'tile	avg.

Financial Performance Measures (%)
Five-year total shareholder return (TSR)	7.9	4	8.2	1	3.3	14.3	6	17.7	3	14.7	7.9	4	8.2	1	3.3
Diluted earnings per share (EPS) growth	11.3	3	(16.1)	3	16.4	(14.8)	6	(2.0)	4	(8.4)	3.8	4	1.4	3	6.9
Return on common shareholders’ equity (ROE)	13.8	4	11.1	3	15.0	12.9	5	14.2	3	14.7	14.6	3	14.5	4	16.9
Net economic profit (NEP) growth	(15.2)	2	(97.0)	3	24.5	(43.3)	6	(17.1)	3	(38.0)	2.6	3	(8.2)	3	9.9
Revenue growth	1.7	4	2.5	3	7.6	3.2	5	8.8	3	9.1	4.4	6	9.3	4	10.7
Expense-to-revenue ratio	67.4	4	67.0	4	58.4	65.8	3	67.3	3	62.9	65.7	4	66.5	4	60.9
Provision for credit losses as a % of average net loans and acceptances	0.56	2	0.89	1	1.41	0.60	3	0.61	2	1.11	0.35	1	0.48	1	0.94
Financial Condition Measures (%)
Gross impaired loans and acceptances as a % of equity and allowance for credit losses	15.2	4	14.6	4	10.0	14.2	4	14.0	4	8.7	11.0	2	12.8	4	7.7
Cash and securities-to-total assets	24.9	6	28.7	4	38.2	23.1	6	28.7	4	33.5	26.7	4	27.9	2	35.1
Tier 1 Capital Ratio	8.80	4	9.07	2	8.50	8.15	6	8.78	2	7.92	8.15	6	8.39	2	7.96
Credit rating	AA-	2	AA-	1	AA-	AA-	2	AA-	1	AA-	AA-	2	AA-	1	AA-

The Canadian bank peer group average is based on the performance of Canada’s six largest banks: BMO Financial Group, Canadian Imperial Bank of Commerce, National Bank of Canada, RBC Financial Group, Scotiabank and TD Bank Financial Group. The North American bank peer group average is based on the performance of North America’s 17 largest banks, consisting of all banks in North America having shareholders’ equity that is at least 75% as large as BMO’s. It includes the Canadian peer group, except National Bank of Canada, as well as Bank of America Corporation, Bank One Corporation, Citigroup, FleetBoston Financial Corporation, J.P. Morgan Chase & Co., KeyCorp, National City Corporation, The PNC Financial Services Group Inc., SunTrust Banks Inc., U.S. Bancorp, Wachovia Corporation, and Wells Fargo & Company.

Results are as at or for the years ended October 31 for Canadian banks and as at or for the years ended September 30 for U.S. banks, as appropriate.
Non-recurring items are excluded for all financial performance measures except five-year TSR and NEP growth.
For consistency with our peer groups, the non-interest expense-to-revenue ratio includes amortization of goodwill for all banks for years prior to 2002.

2002 Performance

Canadian Peer Group

BMO’s relative performance in 2002 was much improved from 2001. Our rankings among the six-bank Canadian peer group rose on six of the seven financial performance measures and were as good as or better than rankings in 2001 on all four financial condition measures. Results in 2002 exceeded the average of the peer group on four of the seven financial performance measures. Our performance relative to the peer group average improved on six of the seven financial performance measures and on three of the four financial condition measures.

North American Peer Group

BMO’s relative performance in 2002 improved from 2001, although the improvement was not as pronounced as in Canada. Our rankings by quartile among the North American peer group rose on three of the seven financial performance measures and our performance in 2002 was better than the North American peer group average on two of the seven measures. Our performance relative to the peer group average improved on four of the seven measures and was unchanged on another.

Comments on Performance for 2002

The five-year TSR, the most important of our financial performance and condition measures, improved as BMO ranked fourth in Canada and is now ranked first quartile in North America. Our one-year TSR was third best in Canada and third best among the 17-bank North American peer group.

     EPS growth and ROE are also particularly important performance measures. EPS growth of 11.3% was the third best of the Canadian banks and considerably stronger than a year ago. ROE of 13.8% also rose strongly from 2001 and both measures were well above the Canadian peer group averages.

     Our performance on the expense-to-revenue ratio deteriorated relative to the peer groups in 2002 due to the effects of acquired businesses. Improving productivity is BMO’s top priority for 2003.

     BMO’s ratio of gross impaired loans and acceptances to equity and allowances for credit losses was fourth best of the Canadian peer group and fourth quartile relative to the North American peer group. These rankings were unchanged from 2001. However, BMO’s provision for credit losses as a percentage of average net loans and acceptances improved in 2002 to second best among the Canadian peer group and first quartile relative to the North American peer group. In addition, BMO’s five-year average was the best of the Canadian peer group and first quartile in North America.

     BMO’s cash and securities-to-total assets ratio was the lowest of the Canadian peer group and ranked fourth quartile among the North American peer group. However, BMO’s liquidity is considered sound. A high ratio of individual deposits-to-total deposits is indicative of lower liquidity risk, and BMO had the highest such ratio of both the Canadian and North American peer groups in 2002.

     All of the foregoing comparatives were determined excluding non-recurring items, as appropriate. When comparisons are based on GAAP earnings measures, BMO’s ranking among its Canadian peer group improves on three of the seven performance measures, relative to its ranking excluding non-recurring items, and is unchanged on the other four measures. On a GAAP basis, BMO’s EPS growth and ROE were the second best and revenue growth was the third best of the Canadian peer group.

Five-Year Average Performance

BMO’s relative performance on the five-year average measures improved from 2001. Our ranking among the six-bank Canadian peer group improved on five of the seven performance measures and was unchanged on the other two measures. In North America, BMO’s quartile ranking improved on two of the performance measures and was unchanged on the other five measures.

14   BMO FINANCIAL GROUP ANNUAL REPORT 2002

VALUE MEASURES

Highlights
•	BMO investors earned an average annual return of 7.9% over the past five years and 16.2% in 2002.	•	BMO is the only major bank in North America to earn an ROE of more than 13% for 13 consecutive years.
•	BMO met its earnings targets in 2002.	•	Cash ROE of 14.6% rose from 13.9% in 2001, excluding
•	EPS increased modestly from a year ago, but was up 11% excluding non-recurring items.		non-recurring items.

Total Shareholder Return

BMO’s governing objective is to maximize the total return to shareholders and generate, over time, first-quartile total shareholder returns (TSR) relative to our Canadian and North American peer groups.

     The five-year average annual TSR is a primary measure of shareholder value and the most important of our 11 financial performance and condition measures. Over the past five years, shareholders have earned an average annual return of 7.9% on their investment in BMO’s common stock. This compares favourably with an average annual return for the TSX Composite Total Return Index of negative 0.3% over the same period. Appreciation in BMO’s stock price and dividends paid over the period are outlined in the table below. An investment of $1,000 in Bank of Montreal common shares at the beginning of fiscal 1998 would have been worth $1,462 at October 31, 2002, assuming reinvestment of dividends, for a total return of 46%.

     The average annual return of 7.9% for the most recent five-year period was down from the 14.3% average annual return for the five years ended October 31, 2001. The averages are affected by the yearly TSRs included in the calculations. The decline reflected the removal of the 55.0% yearly return earned in 1997 from the averaging calculation and its replacement with the 16.2% return earned in fiscal 2002.

     The 16.2% TSR earned in fiscal 2002 compared favourably with the negative 7.7% return of the TSX Composite Total Return Index. Returns in the fourth quarter of the year were particularly strong.

     Pages 12 and 14 provide further comment on shareholder return and include peer group comparisons.

The five-year average annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of a five-year period. The return includes the change in share price and assumes that dividends received were reinvested in additional common shares.

2001 Compared with 2000

For the five years ended October 31, 2001, BMO shareholders earned an average annual return of 14.3% on their common shares, substantially above the average annual TSX Composite Index return of 5.8%. The average annual return declined from 22.9% in the five years ended October 31, 2000, as the 42.4% total return earned in 1996 was no longer included in the average. The total return in 2001 was negative 1.2%, which compared favourably with the TSX Composite return of negative 27.5%.

Total Shareholder Return

For the year ended October 31	2002	2001	2000	1999	1998	1997

Closing market price per common share ($)	38.10	33.86	35.25	28.33	31.55	30.43
Dividends paid ($ per share)	1.18	1.09	0.99	0.93	0.88	0.80
Dividends paid (%)	3.5	3.1	3.5	2.9	2.9	3.9
Increase (decrease) in share price (%)	12.5	(3.9)	24.4	(10.2)	3.7	50.0
Total annual shareholder return (%)	16.2	(1.2)	29.0	(7.4)	6.4	55.0

Total annual shareholder return assumes reinvestment of quarterly dividends and therefore does not equal the sum of dividend and share price returns in the table.

BMO FINANCIAL GROUP ANNUAL REPORT 2002   15

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

Earnings per Share Growth

The year-over-year percentage change in earnings per share (EPS) is our primary measure for analyzing earnings growth. All references to EPS are to diluted EPS.

     Reported EPS was $2.68 for the year, compared with $2.66 in 2001. Excluding non-recurring items, EPS rose 11% to $2.76 from $2.48 in the prior year. Cash EPS, excluding non-recurring items, was $2.91, an increase of 8.6% from 2001. The increase was within our target range of 8% to 12% growth, despite the difficult capital markets and credit environment.

     Net income was $1,417 million, a reduction of $54 million or 4% from the previous year. Non-recurring items, which are detailed on page 18 and in Table 26 on page 65, favourably affected net income in 2001 but reduced earnings in 2002. Excluding the effect of these non-recurring items, net income rose $78 million or 6% to $1,456 million from $1,378 million in 2001. Table 2 on page 52 contains various net income and EPS measures for the past 10 years.

     Revenue declined $4 million from $8,863 million in 2001. Excluding non-recurring items, revenue grew $151 million or 2%. Strong growth in retail and business banking and from acquired wealth management businesses and higher Corporate Support securitization revenue more than offset a sharp reduction in wholesale banking and market-related revenues in Private Client Group. Revenue growth is discussed on page 19.

     Non-interest expenses increased $359 million or 6% from $5,671 million last year. Excluding non-recurring items in fiscal 2002, non-interest expenses rose $297 million or 5% year-over-year to $5,968 million, as costs of acquired businesses, continued strategic initiatives spending and other increases were only partially offset by cost containment efforts. Expenses are discussed on page 22.

     Excluding non-recurring items, the provision for credit losses fell $60 million to $820 million in 2002. The provision for credit losses is discussed on page 22 and also in the discussion of credit risk on page 29.

     A lower provision for credit losses, the discontinuance of goodwill amortization and more favourable income tax rates and benefits were significant contributors to improved net income, excluding non-recurring items.

     Pages 12 and 14 provide further comment on EPS growth and include peer group comparisons.

2001 Compared with 2000

EPS decreased $0.59 or 18% to $2.66 in fiscal 2001. Excluding non-recurring items, EPS decreased $0.43 or 15% to $2.48, as a $480 million increase in the provision for credit losses and higher costs outstripped revenue growth in the weak economic environment of the latter half of fiscal 2001.

Earnings per share (EPS) is calculated by dividing net income, after deduction of preferred dividends, by the average number of common shares outstanding. Diluted EPS, which is our basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would lower EPS, and is more fully explained in Note 19 on page 85 of the financial statements.

Cash Earnings Measures

Cash earnings measures are often used by BMO and certain investors when assessing performance. Cash measures adjust net income to add back the amortization of goodwill and intangible assets. Although GAAP no longer requires goodwill to be amortized, it still requires amortization of intangible assets with definite lives. Cash earnings measures are particularly useful in comparing results between periods when there has been an acquisition, because the purchase decision may not consider the non-cash amortization of intangible assets to be a relevant expense.

Changes in Accounting Policies
Goodwill Amortization

As explained in Note 9 on page 78, in 2002 we adopted new accounting standards under which goodwill and intangibles with indefinite lives are no longer amortized. In 2001, goodwill amortization was $62 million ($56 million after tax) and there were no intangibles with indefinite lives.

Off-Balance Sheet Special Purpose Entities

As explained in Note 7 on page 77, we are reviewing a new draft guideline on the consolidation of special purpose entities (SPEs) to determine whether it will require us to consolidate any of our off-balance sheet SPEs in 2003.

Stock Options

As explained in Note 16 on page 81, on November 1, 2002 we will commence expensing, over the vesting period, the fair value of stock options issued on or after that date.

Derivatives

As explained in Note 23 on page 86, new accounting requirements for derivatives will be adopted in 2003 that require that all derivative positions be marked to market unless they meet certain hedging criteria. Our current policies substantially comply with these requirements.

16   BMO FINANCIAL GROUP ANNUAL REPORT 2002

Return on Equity

Return on equity (ROE) is another of our primary performance measures.

     We achieved an ROE of 13.4%, compared with 13.8% in 2001. BMO is the only major North American bank that has generated an ROE of more than 13% in each of the last 13 years. Excluding non-recurring items, ROE was 13.8%, up 0.9% from a year ago. Cash ROE, excluding non-recurring items, was 14.6% in 2002, within our target range of 14% to 15% and up from 13.9% in 2001.

     Table 3 on page 53 contains ROE statistics for the past 10 years.

     Pages 12 and 14 provide further comment on ROE and include peer group comparisons.

2001 Compared with 2000

ROE was 13.8% in 2001, compared with 18.0% in 2000. Excluding non-recurring items, ROE was 12.9%, down from 16.1% in the prior year. Notwithstanding the decline, performance benefited from common share repurchases in 2001.

Return on common shareholders’ equity (ROE) is calculated as net income, less preferred dividends, as a percentage of average common shareholders’ equity. Common shareholders’ equity is comprised of common share capital and retained earnings.

Cash return on common shareholders’ equity is calculated as above but adjusts net income by adding back the amortization of both goodwill, if any, and intangible assets.

Net Economic Profit Growth

The last of our four primary value measures is net economic profit (NEP) growth.

     NEP declined 15% to $368 million, because cash net income was lower in 2002 than in the previous year as a result of favourable non-recurring items in 2001. Personal and Commercial Client Group was the only group to generate economic profit in 2002, as the other client groups generated cash returns on equity that were slightly below their cost of capital.

     Pages 12 and 14 provide further comment on NEP growth and include peer group comparisons.

2001 Compared with 2000

NEP declined $330 million or 43% to $433 million in 2001, driven by a reduction in cash net income and higher average shareholders’ equity, partially offset by the lower cost of capital associated with lower medium-term interest rates.

Net economic profit (NEP) growth is the percentage change year-over-year in total NEP, where NEP represents cash net income available to common shareholders, less a charge for capital. NEP is an effective measure of economic value added.

Net Economic Profit ($ millions, except as noted)

For the year ended October 31	2002	2001	2000	1999	1998

Net income available to common shareholders	1,338	1,391	1,756	1,265	1,238
After-tax impact of non-cash goodwill and other valuation intangibles amortization	75	101	74	67	69

Cash net income available to common shareholders	1,413	1,492	1,830	1,332	1,307
Less: Charge for capital*	1,045	1,059	1,067	931	843

Net economic profit	368	433	763	401	464

Net economic profit growth (%)	(15)	(43)	90	(14)	(5)
*Charge for capital
Average common shareholders’ equity	9,973	10,100	9,745	8,976	8,128
Cost of capital (%)	10.5	10.5	11.0	10.4	10.4

Charge for capital	1,045	1,059	1,067	931	843

BMO FINANCIAL GROUP ANNUAL REPORT 2002   17

FINANCIAL STATEMENT ANALYSIS

This section provides an analysis of our financial performance for 2002 and 2001 that focuses on the statement of income and the balance sheet included in our consolidated financial statements, which begin on page 67.

Highlights
•	Excluding non-recurring items, revenue increased $151 million or 2% in 2002, compared with growth of 3% in 2001.	•	Excluding non-recurring items, the non-interest expense-to-revenue ratio was 67.4% in 2002, compared with 65.1% in 2001.
•	Solid growth in Personal and Commercial Client Group was offset by lower Investment Banking Group revenue in the difficult market environment	•	Excluding non-recurring items, the effect of acquired businesses and severance costs incurred in the fourth quarter, expenses were unchanged from a year ago.

Non-GAAP Measures

Operating results periodically include non-recurring items. When management designates items as non-recurring for reporting purposes, they are generally infrequent, material and quantifiable, and are not expected to recur in the near future. Management considers the exclusion of such items appropriate in assessing the ongoing operations of BMO and when analyzing trends.

The accompanying table outlines BMO’s non-recurring items and their effect on BMO’s GAAP-based summary income statement. It also outlines the adjustments used in deriving cash net income, which some analysts consider an important earnings measure. For 2002, acquisition-related costs have been categorized as non-recurring because they were material to Private Client Group’s results and may distort trend analysis.

In 2001 and 2000, gains on sales, the increase in the general provision for credit losses and the reduction in the value of future tax assets were classified as non-recurring because they were considered irregular and material occurrences, and in some cases were dependent on actions taken by management that had the potential to significantly affect results. The write-down of the investment in collateralized bond obligations (CBOs) was designated as non-recurring because of its unusual nature and its significance in the affected quarter. The reversals of the loss provision on sale of securities of lesser-developed countries (LDCs) and of restructuring costs were treated as non-recurring because they relate to charges that had previously been designated as non-recurring.

Management’s designation of an item as non-recurring occurs in the quarter in which the item affects results and is based on available facts and expectations at that time. To date, BMO has not retroactively adjusted the non-recurring designation of any items on the basis of events in subsequent periods. Although such adjustments are possible and could be appropriate, maintaining an item’s designation as non-recurring promotes neutrality. Designations which favourably or unfavourably affect analysis in the period of designation will have the opposite effect when results of subsequent periods are compared to those of the period in which the non-recurring item arose.

Management and certain of BMO’s stakeholders believe performance analysis is enhanced by focusing on cash results and results excluding non-recurring items. However, securities regulators require corporations to caution readers that earnings as adjusted for such items do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.

Effects of Non-Recurring Items ($ millions)

	2002	2001	2000

Reported
Revenues (teb)	8,859	8,863	8,664
Provision for credit losses	820	980	358
Non-interest expenses	6,030	5,671	5,258

Income before the following	2,009	2,212	3,048
Provision for income taxes (teb)	530	643	1,123
Other	62	98	68

Net income	1,417	1,471	1,857

Amortization of goodwill and intangible assets, net of income taxes	75	101	74

Cash net income	1,492	1,572	1,931

Non-recurring items
Gain on sale of Partners First	—	—	112
Gain on sale of U.S. Corporate Trust	—	—	74
Gain on sales of branches	—	12	40
Gain on sale of Bancomer	—	321	—
Write-down of equity investments in CBOs	—	(178)	—

Revenues	—	155	226

Reversal of loss provision on sale of LDC securities	—	—	(42)
Increase of general allowance	—	100	—

Provision for credit losses	—	100	(42)

Reversal of restructuring charge	—	—	(43)
Acquisition-related costs	62	—	—

Non-interest expenses	62	—	(43)

Pre-tax impact of non-recurring items	(62)	55	311
Income taxes thereon	(23)	(63)	126
Adjustment of future tax assets	—	25	—

Effect on net income	(39)	93	185

Excluding non-recurring items
Revenues (teb)	8,859	8,708	8,438
Provision for credit losses	820	880	400
Non-interest expenses	5,968	5,671	5,301

Income before the following	2,071	2,157	2,737
Provision for income taxes (teb)	553	681	997
Other	62	98	68

Net income	1,456	1,378	1,672

Amortization of goodwill and intangible assets, net of income taxes	75	101	74

Cash net income	1,531	1,479	1,746

18   BMO FINANCIAL GROUP ANNUAL REPORT 2002

Acquired Businesses

BMO Financial Group has selectively acquired a number of businesses over the past two years in advancing its transnational growth strategy. These acquisitions have had minimal net effect on net income to date, largely due to non-cash amortization expenses and the difficult market environment for wealth management businesses. The acquisitions have increased revenues and expenses. The accompanying table outlines the acquisitions and their additive effect on revenue, expense and net income by operating group for 2002 to assist in analyzing results.

Business Acquisitions ($ millions)

	Additive effect on fiscal 2002 results

Business acquired	Revenue	Expense	Net income

Personal and Commercial Client Group
First National Bank of Joliet (Joliet)
Acquired July 2001 for $337 million	55	43	7

Private Client Group
Morgan Stanley Individual Investor Group online accounts Acquired May 2002 for $153 million
Northwestern Trust and Investment Advisory Company Acquired April 2002 for $19 million
CSFBdirect Acquired February 2002 for $854 million
Guardian Group of Funds Ltd. Acquired July 2001 for $187 million

Total Private Client Group
Purchases of $1,213 million	199	207	(6)

BMO Financial Group
Purchases of $1,550 million	254	250	1

Above amounts exclude $62 million ($39 million after tax) of non-recurring acquisition-related costs of Private Client Group.

Revenue Growth

Total revenue declined $4 million in 2002 to $8,859 million. Excluding non-recurring items that had the effect of increasing the previous year’s results, revenue rose $151 million or 2%. After adjusting 2002 revenue for the additive effect of revenues of businesses acquired in 2001 and 2002, revenue declined $102 million or 1%. Solid revenue growth in Personal and Commercial Client Group was more than offset by reductions in Investment Banking Group. Private Client Group revenue, which rose 13% overall, was relatively unchanged after adjusting for acquired businesses, in a very challenging environment. Corporate Support revenue rose, excluding non-recurring items, due to higher securitization revenue.

Taxable Equivalent Basis (teb)
Revenues reflected in our MD&A are presented on a taxable equivalent basis (teb). The teb basis increases revenues from certain tax-exempt securities to the equivalent amount of revenue that would attract tax, to facilitate comparisons. The effect is disclosed in Table 6 on page 54.

Revenue (excluding non-recurring items) ($ millions)

For the year ended October 31	2002	2001	2000	1999	1998

Net interest income (teb)	4,935	4,641	4,338	4,417	4,152
Year-over-year growth (%)	6	7	(2)	6	(1)
Non-interest revenue	3,924	4,067	4,100	3,539	3,118
Year-over-year growth (%)	(4)	(1)	16	14	5

Total revenue	8,859	8,708	8,438	7,956	7,270
Year-over-year growth (%)	2	3	6	9	1

BMO FINANCIAL GROUP ANNUAL REPORT 2002   19

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

Change in Net Interest Income, Average Assets and Average Net Interest Margin

	Net interest income (teb)				Average assets			Net interest margin
	($ millions)		Change		($ millions)			(in basis points)

For the year ended October 31	2002	2001	$	%	2002	2001	% change	2002	2001	Change

P&C Canada	2,526	2,431	95	4	87,093	81,289	7	290	299	(9)
P&C Harris	783	623	160	26	18,713	14,856	26	418	419	(1)

Personal and Commercial Client Group (P&C)	3,309	3,054	255	8	105,806	96,145	10	313	318	(5)
Private Client Group (PCG)	565	540	25	5	5,509	5,340	3	1,026	1,012	14
Investment Banking Group (IBG)	1,466	1,497	(31)	(2)	140,760	145,092	(3)	104	103	1
Corporate Support, including Technology and Solutions (Corp)	(405)	(450)	45	10	(4,085)	(3,329)	nm	nm	nm	nm

Total	4,935	4,641	294	6	247,990	243,248	2	199	191	8

nm — not meaningful

Net Interest Income

Net interest income for the year was $4,935 million, an increase of $294 million or 6% from 2001. The increase was driven by volume growth in personal and commercial banking.

     Net interest margins averaged 1.99% and were up 8 basis points from a year earlier. The increase was attributable to changes in asset mix, as relatively higher-yielding retail banking assets rose strongly, while relatively lower-yielding wholesale banking assets were reduced.

     Average assets rose $4.8 billion but increased $9.7 billion in Personal and Commercial Client Group, reflecting solid growth in Canada, particularly in residential mortgages. Canadian retail and commercial deposits also experienced solid growth. U.S. retail and business banking grew very strongly, partly due to the acquisition of Joliet in July 2001. Margins declined in Canada, reflecting a low interest rate environment and a highly competitive lending market.

     Net interest income growth in Private Client Group was largely attributable to businesses acquired in the United States. The Group’s net interest margins on assets are relatively high because its personal term deposits balances exceed its loans balances.

     Investment Banking Group average assets fell $4.3 billion due to the weak corporate lending environment and strategic reductions in non-relationship loans. The interest margin was largely unchanged. The effects of higher spreads in capital markets businesses were only partially offset by lower spreads in cash management businesses and lower loans balances.

Non-Interest Revenue

     Non-interest revenue, which comprises all revenues other than net interest income, declined $298 million to $3,924 million from $4,222 million in 2001. Non-recurring items in 2001 totalled $155 million. This included $321 million of gains on sales of our investment in Bancomer and $12 million of gains on sales of branches, partially offset by $178 million of write-downs on our investments in CBOs. There were no non-recurring items in 2002. Excluding non-recurring items in 2001, non-interest revenue for 2002 declined $143 million or 4% from 2001. The additive effect of acquired businesses increased non-interest revenue by $152 million. The remainder of the non-interest revenue section is presented excluding non-recurring items.

     Securities commissions and fees rose $71 million. These fees largely consist of full-service and self-directed retail brokerage commissions within Private Client Group and institutional equity trading commissions within Investment Banking Group.

Net interest income is comprised of earnings on assets, such as loans and securities, including interest and dividend income and BMO’s share of income from investments accounted for using the equity method of accounting, less interest expense paid on liabilities, such as deposits.

Net interest margin is the ratio of net interest income to average assets.

Institutional revenues rose, but most of the increase related to direct investing acquisitions, as client-trading volumes declined. Deposit and payment service charges, which represent income earned on both retail and commercial deposit accounts, rose $62 million while card fees increased $56 million. Both increases were due to robust volume growth and service initiatives.

Lending fees decreased $46 million due to lower corporate lending activities in Investment Banking Group as demand weakened. Investment management and custodial fees decreased $22 million, partly due to lower equity market values.

20   BMO FINANCIAL GROUP ANNUAL REPORT 2002

Non-Interest Revenue
(excluding non-recurring items) ($ millions)

For the year ended October 31	2002	2001	2000	1999	1998

Securities commissions and fees	813	742	859	666	657
Deposit and payment service charges	732	670	646	616	558
Trading revenues	209	490	388	295	40
Lending fees	306	352	322	329	290
Card fees	260	204	216	205	196
Investment management and custodial fees	314	336	373	419	407
Mutual funds	309	251	232	207	199
Securitization	329	331	343	296	158
Underwriting and advisory fees	228	234	210	175	212
Investment securities gains (losses)	(146)	(20)	71	(30)	97
Foreign exchange, other than trading	151	127	146	133	103
Insurance	105	125	96	73	62
Other revenues	314	225	198	155	139

Total	3,924	4,067	4,100	3,539	3,118

Contribution to Non-Interest Revenue Growth
(excluding non-recurring items) (%)

For the year ended October 31	2002	2001	2000

Business volumes and other	5.3	3.0	4.8
Trading revenues	(6.9)	2.5	2.6
Securitizations	—	(0.3)	1.3
Securities commissions and fees	1.7	(2.9)	5.5
Securities gains (losses)	(3.1)	(2.2)	2.9
Investment management fees	(0.5)	(0.9)	(1.3)

Total non-interest revenue growth	(3.5)	(0.8)	15.8

Mutual funds revenues rose $58 million, primarily due to the Guardian Group of Funds and CSFBdirect acquisitions.

Securitization revenues were largely unchanged. As detailed in Note 6 on page 76 of the financial statements, gains on sales of loans as a component of securitization revenues were up sharply from 2001. These increases were largely offset by lower other securitization revenue. The offsets largely relate to changes in GAAP in 2001 whereby revenues of securitized revolving credit card loans and mortgages are now accounted for as gains on sale rather than in other securitization revenue on a cash basis as received.

Underwriting and advisory fees declined $6 million to $228 million. Restructuring advisory activities were strong, while revenues from equity origination rose sharply, largely due to very active income trust activity. Structuring fees of the securitization unit were solid while mergers and acquisitions fees were down in a soft market. Investment securities losses were $146 million, compared with $20 million in 2001. Net losses in both years reflect significant write-downs in Investment Banking Group’s own CBOs and in certain merchant banking positions. Losses also reflect the weak credit environment and weakness in certain industries, including telecommunications. Equity investments in CBOs were completely written off during 2002.

Foreign exchange revenue growth was largely offset by lower insurance revenues. Other revenues increased $89 million due to higher real estate and other income, including sales-related commissions.

Trading Revenues

Trading revenues include net interest income and non-interest revenue earned from on- and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis. Trading revenues include income (expense) and gains (losses) from both on-balance sheet instruments and off-balance sheet interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.

Revenues from trading-related activities totalled $391 million, compared with $605 million a year ago. Trading revenues are primarily dependent on the volume of activities undertaken for clients, who enter transactions with BMO to mitigate their risks or to invest. BMO earns a spread or profit on the net sum of its client positions by profitably neutralizing, within prescribed limits, the overall risk of the net positions. BMO also assumes proprietary positions with the goal of earning trading profits. While proprietary positions may expose the organization to loss or profit, the positions and their risks are closely managed and profit or loss from these activities is generally not the most significant factor affecting the level of trading-related revenues.

     The $214 million reduction in year-over-year results was partly attributable to very strong trading revenue in 2001, as 2002 results were lower in most product areas. Lower market volatility in 2002, which also limits trading opportunities, was an important factor in lower demand and the resulting reduction in client-related activities. A shift to a steeper interest rate yield curve, the credit environment, the closing of our U.S. primary dealer in 2001 and exiting certain businesses in 2002 also contributed to the decline in revenue. The market risk section on page 31 provides further information on trading revenues.

Interest and Non-Interest Trading Revenues ($ millions)

For the year ended October 31	2002	2001	2000	1999	1998

Interest rates	180	241	178	154	85
Foreign exchange	69	126	112	118	114
Equities	56	118	165	50	(70)
Other	86	120	(2)	90	4

Total	391	605	453	412	133

Reported as:
Net interest income	182	115	65	117	93
Non-interest revenue - trading revenues	209	490	388	295	40

Total	391	605	453	412	133

2001 Compared with 2000

In 2001, total revenues increased $199 million or 2% to $8,863 million. This increase consisted of a $303 million or 7% increase in net interest income and a $104 million or 2% decline in non-interest revenue. Excluding non-recurring items, total revenues increased $270 million or 3% to $8,708 million.

     In 2001, BMO discontinued recording its share of Grupo Financiero Bancomer’s earnings in results due to a reduction in BMO’s ownership interest. Equity earnings on the investment were $54 million lower than in 2000. Net interest income rose

BMO FINANCIAL GROUP ANNUAL REPORT 2002   21

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

due to volume growth in the Personal and Commercial Client Group and acquired businesses in Private Client Group while Investment Banking Group benefited from the declining interest rate environment, higher levels of dividend income on merchant banking securities and improved spreads.

     Non-interest revenue, excluding non-recurring items, declined 1% from fiscal 2000.

Provision for Credit Losses

The provision for credit losses was $820 million. The provision totalled $880 million in 2001, excluding a $100 million general provision that was categorized as non-recurring for reporting purposes. BMO’s target for 2003 is to maintain provisions for credit losses at the same level as 2002. The provision for credit losses is discussed on page 29 in the credit risk section.

Expense-to-Revenue Ratio

The expense-to-revenue ratio was 68.1% in 2002, up 4.1 percentage points from a year ago. Excluding non-recurring items, the ratio was 67.4%, compared with 65.1% in 2001. BMO’s overall expense ratio in any year is affected by the relative strength of the revenues of each of the operating groups. The expense-to-revenue ratio of each group is typically quite different because of the different nature of their businesses. Personal and Commercial Client Group is BMO’s largest group and its efficiency ratio improved by 252 basis points. Excluding non-recurring gains on branch sales in 2001, the ratio improved by 269 basis points to 60.0%.

     The efficiency ratios of the other operating groups were less favourable than a year ago. In fee-based businesses, particularly businesses driven by equity markets, the efficiency ratio is more volatile. Excluding non-recurring items, Private Client Group’s expense-to-revenue ratio rose due to higher amortization of intangible assets related to acquisitions. If acquired businesses were excluded, the expense-to-revenue ratio of Private Client Group would have improved modestly from a year ago. In spite of a $91 million reduction in year-over-year expenses, the Investment Banking Group expense-to-revenue ratio rose because of declining revenues in the difficult market environment.

     Expenses were up 6% year-over-year, or 5% excluding non-recurring items. Expenses included $250 million related to the additive effect of acquired businesses and $50 million of severance costs in the fourth quarter. These costs relate to reducing staffing by approximately 500 positions, about 55% of which relate to activities in Corporate Support, including Technology and Solutions.

     Excluding non-recurring items, severance costs and acquired businesses, expenses were flat year-over-year. Expenses for 2002 were influenced by a $68 million increase in pension costs and the effects of a stronger U.S. dollar. These increases were partially offset by lower performance-based compensation costs and the effects of continued cost containment measures. Performance-based compensation costs were down appreciably in Investment Banking Group but were largely offset by higher costs in Personal and Commercial Client Group. The accompanying table indicates increased expenses in most categories, reflecting the factors discussed above.

The expense-to-revenue ratio is our primary measure of productivity. It is calculated as non-interest expense divided by total revenues. The ratio is calculated on a taxable equivalent basis. It is often referred to as the efficiency ratio or productivity ratio.

Non-Interest Expense (excluding non-recurring items) ($ millions)

For the year ended October 31	2002	2001	2000	1999	1998

Employee compensation	3,397	3,212	3,065	2,820	2,574
Premises and equipment	1,259	1,153	1,071	1,123	972
Communications	171	194	259	268	266
Other expenses	1,054	1,069	883	915	949
Amortization of intangible assets	87	43	23	21	24

Total	5,968	5,671	5,301	5,147	4,785

Contribution to Non-Interest Expense Growth
(excluding non-recurring items) (%)

For the year ended October 31	2002	2001	2000

Performance-based compensation	(0.3)	(0.2)	4.4
Currency translation effect	0.6	1.1	(0.5)
Acquired businesses	4.4	1.2	0.6
Pension expense	1.2	0.8	(0.7)
Disposed businesses	(0.1)	(0.8)	(0.9)
BMO Nesbitt Burns additional month	—	—	(1.4)
Other expenses	(0.6)	4.9	1.5

Total non-interest expense growth	5.2	7.0	3.0

22   BMO FINANCIAL GROUP ANNUAL REPORT 2002

     BMO continues to focus on its expense management program, which is intended to reduce expense growth. The program’s guidelines are intended to protect customer-related expenses that are essential to increased sales, to protect strategic initiatives designed to promote future growth and to reduce other discretionary costs. BMO also continued to invest in strategic initiatives, which included the expansion of our North American distribution network and U.S. wealth management capabilities, as well as the costs of implementing Pathway Connect, the new personal and commercial banking technology platform.

     Effective for fiscal 2002, GAAP no longer requires amortization of goodwill, but instead requires that goodwill be subject to a periodic impairment review to ensure its fair value is equal to or greater than its book value. The change in accounting increased net income by $56 million in fiscal 2002 relative to 2001.

     In 2003, BMO will begin recognizing compensation expense for new stock options granted after October 31, 2002. Stock option expense is expected to be in the range of $10 million to $20 million in fiscal 2003. If BMO had recorded compensation expense related to all outstanding stock options this year, reported net income would have been $47 million lower.

     In 2003, pension expense is expected to increase by approximately $70 million. This is due to lower than expected returns on pension assets in 2002 and a reduction in our expected long-term rate of return on pension assets to 7.0% from 7.5%, offset in part by a planned contribution to our pension plan.

2001 Compared with 2000

The 2001 expense-to-revenue ratio of 64.0% was 329 basis points higher than in 2000. Excluding non-recurring items, the expense-to-revenue ratio was 65.1%, compared with 62.8% in 2000. Expense growth from normal operations was 7%, while revenue growth was 3%. The adoption of a new accounting standard for pensions and other future employee benefits in 2001 increased costs by approximately $69 million. Acquired businesses and the expenses of increased front-line staffing added to costs, while performance-based compensation costs declined modestly. Premises and equipment costs rose due to business growth and project costs. Other expenses in 2001 included $155 million of items processing costs that would have been allocated across expense categories using prior year allocation methods.

Provision for Income Taxes

The provision for income taxes reflected in the consolidated statement of income is based upon transactions recorded in income regardless of when such transactions are subject to income taxes, with the exception of the repatriation of retained earnings from foreign subsidiaries. Non-recurring items and income taxes thereon are outlined on page 18.

     On a taxable equivalent basis, the effective tax rate was 26.4% in 2002, compared with 29.1% in 2001. Excluding non-recurring items, the effective rate for the year was 26.7%, an improvement from 31.6% in 2001. The year-over-year improvements related to a reduction of 2 percentage points in statutory tax rates and incremental tax benefits. The tax benefits are generally reflected in Corporate Support in the year they arise. The components of variances between the effective and Canadian statutory tax rates are outlined in Note 18 on page 84 of the financial statements.

     The sustainable income tax rate for 2003 is estimated to be 31%. We anticipate that the actual tax rate will approximate 28% to 29% due to realization of tax benefits in 2003 that are not expected to be sustainable.

Balance Sheet

Total assets increased $13.5 billion or 6% from last year to $252.9 billion at October 31, 2002. The increase was primarily due to a $6.0 billion increase in securities and a $4.8 billion increase in net loans and acceptances.

Summary Balance Sheet ($ millions)

As at October 31	2002	2001	2000	1999	1998

Assets
Cash resources	19,305	17,656	18,508	24,036	19,730
Securities	43,715	37,676	46,463	43,273	43,465
Net loans and acceptances	149,596	144,765	142,447	144,754	136,635
Other assets	40,248	39,312	25,978	18,552	22,760

Total	252,864	239,409	233,396	230,615	222,590

Liabilities and Shareholders’ Equity
Deposits	161,838	154,290	156,697	156,874	143,983
Other liabilities	75,338	69,763	59,847	58,048	63,208
Subordinated debt	3,794	4,674	4,911	4,712	4,791
Share capital Preferred	1,517	1,050	1,681	1,668	1,958
Common	3,459	3,375	3,173	3,190	3,095
Retained earnings	6,918	6,257	7,087	6,123	5,555

Total	252,864	239,409	233,396	230,615	222,590

Securities

Trading securities rose $6.2 billion to $22.4 billion due to higher holdings of equities and corporate and Government of Canada bonds. The fixed income increase is a result of asset mix changes that reflect opportunities and trading strategies at the time. Higher levels of equities are attributable to new product offerings.

     Investment securities at $21.3 billion were down slightly from 2001. The fair value of BMO’s investment portfolio exceeded book value by $321 million at October 31, 2002, compared with an excess of $244 million in 2001.

Note 3 on page 72 of the financial statements provides further details on securities.

Securities ($ millions)

As at October 31	2002	2001	2000	1999	1998

Investment securities	21,271	21,470	24,469	26,027	24,313
Trading securities	22,427	16,200	21,994	17,246	18,791
Loan substitute securities	17	6	—	—	361

Total	43,715	37,676	46,463	43,273	43,465

BMO FINANCIAL GROUP ANNUAL REPORT 2002   23

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

Net Loans and Acceptances

Net loans and acceptances increased $4.8 billion to $149.6 billion. Loans to businesses and governments declined $3.3 billion, reflecting credit concerns and lower demand due to reduced corporate capital spending. Residential mortgages rose $5.6 billion due to robust housing sales. Credit cards and consumer instalment and other personal loans also increased strongly. The portfolio remains well diversified, with a higher proportion of Canadian loans due to the growth in residential mortgages in Canada in 2002.

     Table 10 on page 58 provides a comparative summary of loans by geographic location and product. Table 12 on page 59 provides a comparative summary of net loans by province and industry. The portfolio reflects only minimal change in the geographic breakdown from last year-end, as loan growth was concentrated in the relatively strong Ontario region. Loan quality is discussed in the credit risk section on page 29 and further details on loans are provided in Notes 4, 5 and 6 to the financial statements, starting on page 74.

Net Loans and Acceptances ($ millions)

As at October 31	2002	2001	2000	1999	1998

Residential mortgages	47,569	41,941	39,485	38,189	35,847
Consumer instalment and other personal	21,168	19,107	18,038	16,912	16,095
Credit cards	2,280	1,527	1,407	1,160	797
Businesses and governments*	57,963	61,249	60,176	58,027	51,001
Acceptances	6,901	7,936	8,630	6,753	6,944
Securities purchased under resale agreements	15,664	14,954	16,308	25,090	27,520

Gross loans and acceptances	151,545	146,714	144,044	146,131	138,204
Allowance for credit losses	(1,949)	(1,949)	(1,597)	(1,348)	(1,166)

Net loans and acceptances	149,596	144,765	142,447	144,783	137,038

*Includes loan substitute securities classified as securities in 1998 and 1999.

Deposits

Deposits increased $7.5 billion from a year ago to $161.8 billion. Deposits from businesses and governments, which account for 44% of total deposits, increased $5.3 billion. Deposits by banks, which tend to be somewhat variable, decreased $5.3 billion. Deposits from individuals, which account for 46% of total deposits, tend to be more stable and increased $7.5 billion. Further details on the composition of deposits are provided in Note 12 on page 79 of the financial statements and in the liquidity and funding risk section on page 33.

Deposits ($ millions)

As at October 31	2002	2001	2000	1999	1998

Banks	15,273	20,539	23,385	30,398	26,256
Businesses and governments	71,411	66,132	69,454	65,459	58,064
Individuals	75,154	67,619	63,858	61,017	59,663

Total	161,838	154,290	156,697	156,874	143,983

Other Liabilities

Other liabilities increased $5.6 billion to $75.3 billion. The growth was attributable to an increase in securities sold under repurchase agreements, which are a major funding source for trading positions.

Subordinated Debt

Subordinated debt decreased $0.9 billion to $3.8 billion. The decline reflected the redemption of debentures and medium term notes as a result of the high yield relative to prevailing market rates. Note 14 on page 80 of the financial statements provides details on the attributes of the debt, issues and retirements, and future maturities by year.

Shareholders’ Equity

Shareholders’ equity increased $1.2 billion or 11% to $11.9 billion, from $10.7 billion in 2001. BMO’s Consolidated Statement of Changes in Shareholders’ Equity on page 70 provides an easy-to-read summary of items that increase or reduce shareholders’ equity, while Note 15 on page 80 provides details on the components of and changes in share capital. The change in shareholders’ equity was largely related to higher retained earnings, due to earnings retained in the business, and preferred share issues. Details of our Enterprise-Wide Capital Management processes and strategies can be found on page 35.

24   BMO FINANCIAL GROUP ANNUAL REPORT 2002

Critical Accounting Policies

The Notes to Bank of Montreal’s October 31, 2002 consolidated financial statements outline BMO’s significant accounting policies. The policies discussed below are considered particularly important, as they require management to make significant judgments, some of which may relate to matters that are inherently uncertain.

Allowance for Credit Losses

The allowance for credit losses adjusts the value of loan assets to reflect existing credit losses. In assessing existing credit losses, we must rely on estimates and exercise judgment regarding matters for which the ultimate outcome is unknown. These matters include economic factors, developments affecting companies in particular industries and specific issues with respect to single borrowers. Changes in circumstances may cause future assessments of credit risk to be materially different than current assessments and may require an increase or decrease in the allowance for credit losses. Additional information on the process and methodology for determining the allowance for credit losses can be found in the discussion of credit risk on page 29 as well as in Note 4 on page 74 of the consolidated financial statements.

Financial Instruments Measured at Fair Value

BMO records trading securities and customer trading derivatives at fair value. We adjust the carrying value of investment securities to fair value when we identify a decline in value that is other than temporary. Fair value represents our estimate of the amounts for which instruments could be exchanged in a current transaction between willing parties. The fair value of most financial instruments is determined using quoted market prices. In situations where listed prices or quotes are not available, fair values are determined using valuation models or prices of similar securities with appropriate adjustments for any differences. Valuation models include discounted cash flow and option pricing models. Management must apply judgment in the selection of the appropriate approach to determining fair value and the assumptions that are inputs into the valuation models. These judgments may affect the fair value and resulting gain or loss reported. Additional information about BMO’s method of determining fair value is included in Note 3 on page 72 and Note 24 on page 90 of the consolidated financial statements.

Accounting for Securitizations

Securitization involves selling loans to off-balance sheet special-purpose entities or trusts (securitization entities), which then issue interest bearing investor certificates in order to fund the purchase of the loans. When these loans are securitized, they are removed from the balance sheet and we record a gain (loss) on sale. In determining the gain (loss), management must estimate future cash flows by relying on estimates of the amount of interest and fees to be collected from borrowers, the yield to be paid to investors, the rate at which the loans may be repaid before their scheduled maturity, expected credit losses, the fair value cost of servicing, and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by management. As well, if Management’s estimate of future cash flows had been different, our gains on securitization would also have been different. Additional information about accounting for securitizations, including sensitivity analysis for key assumptions, can be found in Note 6 on page 76 of the consolidated financial statements.

Pensions and Other Future Employee Benefits

Our pensions and other future employee benefits expense is calculated by our actuaries based on assumptions determined by management. These assumptions include the long-term rate of return on pension assets, the rate of future compensation increases, discount rates for pension and other future employee benefits obligations and the overall health care cost trend rate. If actual experience differs from the assumptions made by management, our pension and other future employee benefits expense could increase or decrease in future years as a result. Additional information regarding our accounting for pensions and other future employee benefits, including sensitivity analysis for key assumptions, is contained in Note 16 on page 81 of the consolidated financial statements.

Other Than Temporary Impairment

Investment securities that are carried at cost or amortized cost or accounted for using the equity method are reviewed at each quarter-end reporting period to determine whether the fair value is below the current recorded value. When the fair value of any of our investment securities has declined below its current recorded value, management is required to assess whether the decline is other than temporary. In making this assessment, we consider such factors as the type of investment, the length of time and extent to which the fair value has been less than the current recorded value, the financial condition and near-term prospects of the issuer, and our intent and ability to hold the investment for a sufficient period of time to allow for any anticipated recovery. The decision to record a write-down, its amount and the period in which it is recorded would change if Management’s assessment of the above factors was different. Additional information regarding our accounting for investment securities is included in Note 3 on page 72 of the consolidated financial statements.

Income Taxes

The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in our consolidated statements of income or shareholders’ equity. In determining both the current and future components of our provision for income taxes, we interpret tax legislation in a variety of jurisdictions as well as make assumptions about the expected timing of the reversal of future tax assets and liabilities. If our interpretations differ from those of tax authorities or if the timing of reversals is not as anticipated, our provision for income taxes could increase or decrease in future periods.

BMO FINANCIAL GROUP ANNUAL REPORT 2002   25

ENTERPRISE-WIDE STRATEGIC MANAGEMENT

Strategic Objective

Our strategic objective is to be a leading transnational financial services provider by continuing to invest in our core Canadian franchise, expanding selectively and substantially in the United States and building on our long-standing capabilities.

As a leading transnational financial services provider, in five years BMO envisions being:

•	recognized as a key player in selected regions or business niches in North America;

•	significantly larger in size, with most of the growth in the United States;

•	a demonstrated leader in selected businesses such as small business and commercial banking, mid-market investment banking, full-service investing, personal banking and private banking, including trust and discretionary asset management; and

•	recognized for delivering top-tier shareholder returns through a focus on improving operating efficiency and business growth.

Strategic Milestones		Progress in 2002
•	Achieve top-tier customer loyalty among personal and commercial customers in Canada.	•	Shortfall relative to the average has narrowed.

•	Achieve the number one market share in small business banking in Canada.	•	Leader in growth in market share, up to 19.48% from 19.04%.

•	Maintain leading investment banking positions in Canada and further build out our mid-market capabilities in the United States.	•	Number one in equity research for 22 years, number one in equity block trading; launched the U.S. equity derivatives business.

•	Build out franchises in the prime wealth markets in the United States.	•	Entered majority of targeted wealth markets through four acquisitions.

•	Become the dominant full-service bank in the Chicago area.	•	Deposit growth of 8.3%, well above the target of 5%.

•	Maintain market-leading risk management capabilities.	•	Five-year average loan losses of 35 bps versus 48 bps for peers.

•	Enhance leading positions in talent management, performance alignment, diversity and employee engagement.	•	Named a “Top 100 Employer”, placed in the “North American Top 25 in Training” and awarded the “Gold Standard for Employee Assistance Program”.

Enterprise-Wide Strategic Management

Developing a specialized competency in strategic management has been an important priority for BMO. This competency is embedded across the organization, providing BMO with a comparative advantage in the marketplace. Strategies are developed at the line of business level, and in turn support operating group and enterprise level strategies. The results of this effort are presented in the Review of Operating Groups Performance section of this MD&A, demonstrating that BMO’s enterprise strategy clearly reflects the group and line of business strategies, which are well-grounded in proven strengths and capabilities.

     Strategic management includes coordinating standards and activities related to establishing corporate targets and line of business financial and strategic commitments, developing and updating strategies, optimally employing resources, tracking and managing performance against commitments and linking compensation to performance.

     Operating in accordance with these strategic management standards promotes dialogue about the highest-value strategic issues, ensures comparability in assessing investment opportunities, and enables effective business mix and resource allocation decisions.

Strategic Management Standards and Processes

•	BMO’s Office of Strategic Management (OSM) is responsible for guiding the development and implementation of strategies. Through the OSM, processes are designed, developed and implemented to support effective strategic management decision-making throughout the enterprise.

•	Clear and concise strategic management standards and measures are documented and are communicated through formal and informal training and coaching.

•	Strategies are developed for each line of business using a rigorous set of standards. These standards include a risk assessment, completed in conjunction with Risk Management Group, and an analysis of alternatives to ensure that the highest-value strategy is selected.

•	These line of business strategies provide the foundation for the development of the financial plan.

•	Financial and strategic performance commitments are tracked and managed to monitor the implementation of strategies and to measure performance against milestones.

•	Line of business and group strategies are regularly updated. The frequency of update is influenced by performance tracking, with reviews prompted by significant variances from committed financial or strategic performance targets.

•	Value creation opportunities are identified through the strategy development process and resources are directed toward value-creating businesses.

Strategic Governance

•	Each line of business is responsible for developing and executing strategies and for ongoing monitoring.

•	The OSM, which reports directly to the Chief Executive Officer, oversees strategic activities and ensures adherence to standards.

•	Strategies are approved by BMO’s Management Board Executive Committee.

•	Group strategies, significant line of business strategies and significant change management initiatives are approved by the Board of Directors.

•	A Board Strategy Session is held annually in which all group strategies are reviewed and discussed by the Board and BMO’s Management Board Executive Committee.

26   BMO FINANCIAL GROUP ANNUAL REPORT 2002

ENTERPRISE – WIDE RISK MANAGEMENT

BMO Financial Group has developed an enterprise-wide ability to recognize, understand, measure, assess and manage the risks taken across the organization.

     Our enterprise-wide and risk-wide framework guides our risk-taking activities and ensures that they are aligned with our clients’ needs and our shareholders’ expectations. This framework is applied across all of our risk management activities. It includes the management of risks on an integrated basis as well as direct management of credit, market, liquidity and funding, and operational risks. The framework is built on the following elements: comprehensive risk governance, effective processes and models and qualified risk professionals.

Comprehensive Risk Governance

     The risk governance structure is designed to ensure BMO has a strong and well-informed risk culture geared toward making sound business decisions that balance risk and reward and drive the maximization of total return to shareholders. Risk governance involves ensuring that revenue-generating activities are consistent with our risk appetite and standards.

     Our governance structure for risk-taking is based on the following:

•	The Risk Review Committee of the Board of Directors exercises oversight over all risk-taking activities by approving risk management policy, delegating risk-taking authority and limits, reviewing position and limit reporting and reviewing management’s assessment of risk in the major risk-taking activities.

•	The Chief Executive Officer is directly accountable to the Board for all of BMO’s risk-taking activities. The management committee structure, which supports the CEO, includes:

—	the Risk Management Committee (and its sub-committees dealing specifically with market risk, liquidity and funding risk and operational risk issues); and

—	the Counterparty Risk Council, which deals principally with credit risk issues.

•	The Head of Risk Management Group provides the Board with comprehensive risk reporting and regular assessments of the organization’s risks.

•	Risk management units dedicated to each of BMO’s operating groups ensure that risk governance is applied effectively through all levels of the organization.

•	Risk management policies, standards and procedures are continually reviewed to ensure that they provide adequate and effective governance and oversight of our risk-taking activities.

Effective Processes and Models

     Rigorous processes are used throughout BMO to ensure the consistent and effective management of risk through a control framework. Processes are periodically reviewed by Corporate Audit. The specific risk sections that follow outline risk management processes in more detail.

     The models used at BMO range from the very simple to those that value complex transactions or involve sophisticated portfolio and capital management methodologies. These models are used to guide strategic decisions and to assist in making daily lending, trading, underwriting, investment and operational decisions.

     Effective models have also been developed for the measurement of risk. BMO employs these models to measure exposure to risk (credit, market, liquidity and funding, and operational) and we measure the total risk on an integrated basis using the Capital at Risk measure.

     The Risk Management Group independently validates the models used by the lines of business, their underlying assumptions and their effectiveness in daily practice. Models are reviewed according to a schedule that considers their complexity and potential financial impact.

Qualified Risk Professionals

     Sound Enterprise-Wide Risk Management relies upon the competence and experience of our risk professionals to:

•	promote a strong culture that places high value on disciplined and effective risk management processes and controls;

•	adhere to established risk management standards for the evaluation and acceptance of risk; and

•	apply sound business judgment, using effective business models in our decision-making.

Integrated Risk Management

     The management of risk is integrated with our management of capital and strategy. This ensures that risks incurred in pursuit of BMO’s strategic objectives are consistent with shareholders’ desired total returns, BMO’s desired credit rating and desired risk levels, or risk appetite.

Two frameworks govern the integrated management of risk:

•	The change management framework outlines processes to ensure that changes to the organization’s risk profile associated with new business initiatives are correctly identified, are consistent with BMO’s strategic objective and receive appropriate approvals before implementation; and

•	The capital management framework ensures that risks arising from business activities are captured in the economic capital process (Capital at Risk) and are consistent with BMO’s strategic objective.

BMO FINANCIAL GROUP ANNUAL REPORT 2002   27

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

Capital at Risk (CaR) provides a single measure of risk that can be compared across business activities and risk types. It is the foundation for risk-based capital management and permits the cost of capital to be charged to the lines of business.

Strategic risk is the risk that volumes will decrease or margins shrink with no opportunity being available to offset the revenue declines with a reduction in costs.

     Management of risks on an integrated basis allows us to assess the relative magnitude of risks taken and the distribution of those risks across the organization’s activities. Integrated risk management activities are supported by the use of Capital at Risk, scenario analysis and stress testing.

     Capital at Risk (CaR) is the foundation for risk-based capital management and permits the cost of capital to be charged to the lines of business. CaR indicates, in terms of capital, the magnitude of losses that could occur if adverse situations arise and allows returns to be adjusted for risks.

     Strategic risk is directly managed by the lines of business through business strategies and initiatives based on their contribution to shareholder value. Further enhancements to strategic risk measurement are under development.

     Integrated risk management is supported by the ongoing development of enterprise-wide scenario analysis and stress testing. These tools assist in the testing of extreme, but plausible, political, economic, market and operational events in order to ascertain their potential impacts on our operations.

New Basel Capital Accord

     In 1988, the Basel Committee on Banking Supervision introduced the original Basel Capital Accord which, together with the 1998 Basel Capital Accord, forms the basis for determining minimum regulatory capital requirements for banks around the world. The committee is now developing a new accord (referred to as Basel II within the industry), which will:

•	be more risk-sensitive than the original accord;

•	provide a menu of approaches with incentives for better risk management;

•	give greater emphasis to banks’ own internal methodologies; and

•	provide for increased regulatory supervision and more transparent disclosure of a bank’s risk profile and mitigation strategies.

     BMO is supportive of this regulatory development and is working closely with regulators and industry groups to assist in finalizing the quantitative and qualitative aspects of Basel II. This regulatory initiative aligns well with both BMO’s commitment to leadership in risk management and its strategy of continual improvement in risk management and capital management processes.

     To ensure readiness for Basel II, BMO has established an integrated enterprise-wide program with executive sponsorship within the Risk Management Group. Leadership and oversight are provided by an enterprise steering committee comprising senior executives from all stakeholder groups. The program leverages existing enterprise structures for change management and business process improvement as well as established technology strategies for data warehousing and knowledge management. The program objectives are to:

•	identify the approach for regulatory capital calculation that is most beneficial to shareholders;

•	meet regulatory requirements in a way that is fully integrated with BMO’s risk and capital management framework; and

•	implement the necessary changes with the minimum disruption to BMO’s revenue-generating areas.

     The program is on track and synchronized with the timeline outlined by Basel II and our regulators.

     BMO Financial Group views Basel II as an important step in the alignment of regulatory and economic capital requirements. Furthermore, it should facilitate the ongoing evolution and adoption of best practices for risk management throughout the industry.

Credit Risk

     BMO incurs credit risk primarily in its lending activities. As part of our enterprise-wide risk management framework, we employ comprehensive governance and management processes surrounding credit risk activities. These include:

•	prudent credit granting and credit management through corporate policies governing the philosophy, principles and conduct of credit granting activities;

•	a well-developed limit-setting and monitoring process;

•	oversight by senior governance committees, including the Risk Review Committee of the Board of Directors, and the Counterparty Risk Council; and

•	an independent credit risk oversight function within the Risk Management Group.

Credit risk is the risk of loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation.

28   BMO FINANCIAL GROUP ANNUAL REPORT 2002

     The credit granting process is well established and effective, as evidenced by BMO’s historic loan loss experience, which compares favourably to the Canadian peer group average. The process involves the use of skilled and qualified professional lenders, clear delegation of decision-making authority, personal accountability and individual borrower limits, as well as individual account monitoring and dynamic portfolio management. Credit decisions are made on a case-by-case basis at a management level appropriate to the size and risk level of the transaction and are based on the client’s creditworthiness, the available collateral and the transaction’s consistency with BMO’s strategic objective.

     Operating practices include regular monitoring of credit risk exposures, regular review on an account and portfolio basis, and reporting to the Counterparty Risk Council and to the Risk Review Committee of the Board of Directors. Corporate Audit regularly reviews management processes to ensure that established credit policies are followed. The Credit Review Unit of the Risk Management Group undertakes reviews of significant and higher-risk lending transactions.

     BMO’s provisioning approach embodies disciplined loan loss management and evaluation. The prompt identification of problem loans is a key risk management objective, and all material cases are transferred to a group of professionals experienced in managing these accounts. All problem accounts are subject to quarterly or more frequent reviews.

Measurement

     BMO employs two primary credit risk measures:

•	Gross impaired loans and acceptances as a percentage of equity and allowances for credit losses is used to measure the financial condition of the portfolio by comparing the level of impaired loans to the level of capital and reserves available to absorb loan losses; and

•	Provision for credit losses as a percentage of average net loans and acceptances (including securities purchased under resale agreements) represents the level of provisions that were necessary to cover losses in the lending portfolios. It is a measure of credit quality experience.

     The provision for credit losses for 2002 was $820 million or 0.56% of average net loans and acceptances, compared with $880 million or 0.60% in 2001 (excluding non-recurring items). Our disciplined approach to portfolio diversification continues to ensure there are no undue sector or industry concentrations. BMO’s regular, comprehensive quarterly review of lending portfolios ensures consistency and adequacy in our provisioning despite volatile economic conditions.

     Table 17 on page 61 details specific provisions for credit losses by product and industry sector. Provisions for losses in the troubled communications sector rose $270 million to $399 million. More than half of the increase related to Teleglobe Inc.’s parent discontinuing financial support. Despite problems in the telecom sector, loss provisions on commercial loans declined $114 million from a year ago. BMO is targeting to maintain its 2003 provision for credit losses at or below the level of its 2002 provision.

     Table 14 on page 59 details the changes in gross impaired loans and in allowances for credit losses. Gross impaired loans totalled $2,337 million at the end of the year, up from $2,014 million a year ago. Gross impaired loans as a percentage of equity and allowances for credit losses rose marginally this year to 15.16% from 14.17% a year ago. New impaired loan formations totalled $1,945 million in the current year, down from $2,041 million in 2001 and in line with expectations at this stage of the economic cycle. Formations in 2002 included $312 million of loans to operating companies of the Adelphia Group and $211 million of loans to U.K. and U.S. entities in the power and power generation sector. BMO sold $397 million of troubled loans for proceeds of $265 million during the year, while write-offs totalled $884 million, up from $698 million in 2001. Specific allowances for credit losses were unchanged at $769 million, as write-offs equalled provisions. The general allowance for credit losses totalled $1,180 million and was unchanged from the prior year. It represents 90 basis points of risk-weighted assets, up from 87 basis points a year ago.

     Impaired loans, after eduction of specific allowances for credit losses, totalled $1,568 million, compared with $1,245 million at the end of last year. Impaired loans, after deduction of specific allowances and the general allowance for credit losses, totalled $388 million, compared with $65 million at the end of last year. The increase was largely attributable to communications sector loans, including the Adelphia Group loans that are considered adequately secured, and loans to the manufacturing sector.

     The net loans exposure to cable and telecom companies was approximately $2.0 billion or 1.4% of total net loans and acceptances at the end of the year. We have recorded specific allowances for credit losses of $116 million on the $545 million of communications industry loans classified as impaired. The net loans exposure to power and power generation companies was approximately $1.1 billion or 0.8% of total net loans and acceptances at the end of the year. We have recorded specific allowances for credit losses of $86 million on the $211 million of power and power generation industry loans classified as impaired. Exposures to the more economically troubled regions of the world remain limited. Outstanding loan exposures to borrowers in Argentina totalled $33 million at the end of 2002, down from $159 million a year ago.

     BMO maintains its general allowance for credit losses in order to cover any impairment in the existing portfolio that cannot yet be associated with specific loans. At all times throughout the economic cycle, the sum of specific and general allowances must be sufficient to reduce the book value of loans to their reasonably estimated realizable values.

BMO FINANCIAL GROUP ANNUAL REPORT 2002   29

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

     A number of factors are considered when determining the general allowance. A statistical analysis of past performance is undertaken to derive the mean (Expected Loss) and volatility (Unexpected Loss) of loss experience. This analysis calculates historical average losses for each homogeneous portfolio segment (e.g. mortgages), while other models estimate loss for portfolios of corporate loans and investments that can be referenced to market data. Management’s professional judgments regarding portfolio quality, business mix and economic as well as credit market conditions are also considered.

     Our approach to establishing and maintaining the general allowance is also based on Guideline C-5 “General Allowance for Credit Risk” issued by the Office of the Superintendent of Financial Institutions Canada, which came into effect this year.

     Note 4 on page 74 of the financial statements and Tables 10 to 18 on pages 58 to 61 provide details of BMO’s loan portfolio, impaired loans and provisions and allowances for credit losses.

     To advance BMO’s strategic objectives, we have a well-diversified portfolio, focused mainly in North America, which comprises lending relationships with millions of clients, the majority of whom are consumers and small to medium-sized businesses. All accounts are reviewed on a regular basis, with individual commercial accounts reviewed annually, or more frequently if required.

Limits

     BMO’s credit risk governance policies ensure that an acceptable level of credit risk diversification is maintained on an ongoing basis. The level of portfolio diversification is reflected in the graph found on page 24. Limits have been established for country exposure, industry and product exposure, single name exposure and transaction-specific exposure. These limits are approved at least annually by the Risk Review Committee of the Board of Directors. BMO’s credit risk governance structure helps to ensure that limits are observed and that any exceptions are identified promptly, reported appropriately, and resolved by management in a timely manner.

Processes and Models

     BMO utilizes processes and models to assess the correlation of risks before authorizing new exposures on large corporate credit transactions. Expected loss (EL) and unexpected loss (UL) are calculated for large individual transactions and for the portfolio as a whole. Estimates of EL and UL are used to forecast loan loss provisions and in establishing an appropriate level of general allowance for credit losses. Measures and assumptions underlying EL and UL calculations are supported by portfolio monitoring, historical experience, market data, and modelling of economic and business-specific events. The estimates of EL and UL rely upon:

•	management’s judgment;

•	the probabilities of default;

•	the amounts of outstanding exposures at the time of default;

•	the differences between the book value and the market value or realizable value of loans, if default occurred; and

•	the effects of economic and industry cycles on asset quality and loan values.

     EL, UL and historical credit risk information are inputs that determine the Capital at Risk for each of the relevant lines of business. Credit CaR measures, like all CaR measures, are based on a confidence level of 99.95% and a holding period of one year.

Market Risk

     BMO incurs market risk in its trading and under writing activities, as a result of investments it makes and in connection with the management of its assets and liabilities (structural market risk).

     As part of our enterprise-wide risk management framework, we apply comprehensive governance and management processes to market risk-taking activities. These include:

•	oversight by senior governance committees, including the Market Risk Committee and Risk Management Committee through to the Risk Review Committee of the Board of Directors;

•	an independent market risk oversight function within the Risk Management Group;

•	effective processes to measure market risks and link them to the allocation of economic capital;

•	a well-developed limit-setting and monitoring process;

•	effective controls over processes and models used; and

•	a framework of scenario and stress tests for worst-case events.

     In addition, we monitor developments in industry practices relating to the management of market risk and incorporate improvements where appropriate.

     Overall, for regulatory capital purposes, as required by BMO’s regulator, the Office of the Superintendent of Financial

Market risk is the risk of a negative impact on the balance sheet and income statement resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables. These include: interest rates, foreign exchange rates, equity or commodity prices and their implied volatilities, as well as credit spreads, credit migration and default.

Market Value Exposure (MVE) is a measure of the adverse impact of potential changes in market variables on the market value of BMO’s assets and liabilities, measured at a 99% confidence level over an appropriate holding period. The holding period considers current market conditions and composition of the portfolios to determine how long it would take to liquidate the portfolios without adversely affecting market prices.

Earnings Volatility (EV) is a measure of the adverse impact of potential changes in market variables on projected
12-month after-tax net income, measured at a specific confidence level.

Value at Risk (VaR) is measured for specific classes of risk: interest rate, currency, equity and commodity prices and implied volatilities. VaR is usually measured at a 99% confidence level and is a measure of the adverse impact of potential changes in market variables on the market value of a portfolio, over an appropriate holding period.

30   BMO FINANCIAL GROUP ANNUAL REPORT 2002

Institutions Canada (OSFI), and consistent with the rules established by the 1998 Basel Capital Accord (1998 Accord), BMO maintained a “minimum capital requirement for market risk” for trading mark-to-market portfolios of $189 million as at October 31, 2002, down from $471 million at the end of 2001. This reduction in our regulatory capital is largely due to the introduction of our equity VaR model, and the implementation of correlation adjustments for interest rate and foreign exchange positions.

Measurement

     The most important risk measures are Market Value Exposure (MVE) and 12-month Earnings Volatility (EV). BMO’s aggregate MVE and EV exposure at October 31, 2002 are summarized in the following table.

Aggregate MVE and EV Exposure for Trading and Underwriting and Structural Positions

	Market value		12-month
	exposure		earnings volatility
As at October 31
(After-tax Canadian equivalent) ($ millions)*	2002	2001	2002	2001

Trading and underwriting	13.4	13.9	18.7	17.5
Structural	290.0	233.2	42.4	79.6

Total	303.4	247.1	61.1	97.1

*Measured at a 99% confidence level

     BMO’s trading and underwriting activities include portfolios that are marked to market daily, as well as some portfolios (such as money market) that are subject to accrual accounting rules under generally accepted accounting principles. For these activities, VaR, an MVE measure, calculates the magnitude of BMO’s market risk. This measure calculates the maximum likely loss from portfolios for a holding period of one day at a 99% confidence level, that is, 99 days out of 100.

     The VaR models determine economic market risk capital for each of the lines of business, and are also used to determine regulatory capital requirements under the standards of the 1998 Accord.

     Market risk exposures arising from trading and underwriting activities are summarized in the following table.

Trading and Underwriting VaR Summary

For the year ended October 31, 2002
(Pre-tax Canadian equivalent) ($ millions)*	Year-end	Average	High	Low

Interest rate	16.9	23.3	36.8	13.4
Foreign exchange	3.8	3.5	6.8	1.5
Commodity	1.1	1.8	4.2	0.8
Equity	6.6	5.0	16.8	1.6
Correlation effect	(5.2)	(3.9)	na	na

Total	23.2	29.6	45.8	17.6

*One-day measure using 99% confidence level.            na — not applicable

     In determining VaR, we take only partial account of the correlations and offsets that may exist between certain portfolios and classes of risk, such as equity prices and interest rates. A more conservative measure of market risk is therefore calculated than would otherwise be the case. BMO has not experienced a loss this year that exceeded the overall VaR measure in the trading and underwriting portfolios, as can be seen in the following diagram.

     We also measure exposure to concentrations of market risk, such as changes in particular interest rates, foreign exchange rates, equity or commodity prices, and their related implied volatilities. Models used to determine EV exposures are the same as or similar to those used to determine VaR exposures.

     For capital calculation purposes, longer holding periods and/or higher confidence levels are used than are employed for day-today risk management.

     Effective controls over the revaluation of trading and underwriting portfolios and the determination of daily revenue from these activities enable us to monitor the revenue generated by each of the lines of business in relation to their business strategies and their level of market risk. The average daily revenue from trading and underwriting activities for 2002 was $3.8 million. The distribution of daily trading revenue is provided in the diagram below.

     Trading revenues include amounts from all trading and underwriting activities whether accounted for on a mark-to-market basis or an accrual basis, and also include certain fees and commissions directly related to those activities.

BMO FINANCIAL GROUP ANNUAL REPORT 2002   31

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

     For investments and investment portfolios, we have established MVE and EV risk measures using 10-day holding periods, as well as holding periods that best reflect estimates of the time necessary to liquidate positions. In addition, where appropriate, specific measures are used for the credit-related risk and other concentrations of risk embedded in those positions.

     Structural market risk arises primarily from retail and commercial asset and liability interest rate mismatches and embedded options, and from foreign currency transaction risk that affects net income. BMO manages its structural market risk to support the stability of its earnings. This involves managing asset-liability mismatches to a target profile and maintaining option and foreign currency transaction risks at low levels.

     Structural MVE and EV risk measures reflect a three-month holding period for Canadian dollar balance sheet items and a two-month holding period for U.S. dollar balance sheet items. In addition to structural MVE and EV risk measures, we also use interest rate gap analysis (see Table 19 on page 62), simulation modelling and sensitivity analysis to measure structural interest rate risk. Sensitivity analysis to an interest rate increase or decrease of 100 basis points is disclosed in the table below. This sensitivity analysis is performed and disclosed by many financial institutions and facilitates comparisons with our peers.

Structural Interest Rate Sensitivity

(After-tax Canadian equivalent)
($ millions)*	As at October 31, 2002		As at October 31, 2001

	100 basis point	100 basis point	100 basis point	100 basis point
	increase	decrease	increase	decrease

Earnings sensitivity over the next 12 months	$1.1	$(0.1)	$9.4	$(20.5)
Economic value sensitivity	$(152.7)	$123.8	$(147.0)	$64.2

*Exposures are in brackets and benefits are represented by positive amounts.

Limits

     The Risk Review Committee of the Board of Directors approves limits for MVE and EV within which market risk activities are conducted. Comprehensive market risk limits have been established for all units engaged in market risk activities, and for BMO as a whole. The limits govern both the magnitude of risk (expressed in MVE and EV terms) and specific concentrations of risk. In addition, there are loss limits that provide senior management with early warning signals to effectively address potential loss situations. These limits are set in relation to the particular strategies of each line of business, the extent of its customer-driven business and its revenue prospects. The market risk governance structure helps ensure that limits are observed and that any breach of these limits is promptly and effectively addressed.

     Limits are reviewed by the Risk Review Committee of the Board of Directors at least annually, and anticipate a wide range of market environments at a 99% confidence level. This review takes into consideration BMO’s risk appetite and risk exposure. The market risk limits approved by the Risk Review Committee of the Board of Directors were not exceeded during the year.

Processes and Models

     Processes and models are used to measure and value our portfolio exposures and to calculate the related market risk exposure. For trading and underwriting activities, the determination of daily net trading revenue also relies on these models and processes. We have strong controls over the development, implementation and application of these processes and models.

     Models are subject to a periodic independent model risk vetting process and, where appropriate, additional testing and analysis. Such testing seeks to determine those inputs or assumptions to which a model is most sensitive and those that are the most likely to vary or create unusual changes in the model’s output. This provides an understanding of the range of possible outputs that can be derived from the model.

     We monitor the application of models to ensure that they are appropriate to the particular portfolio to which they are applied, and we take corrective action, including making adjustments to the determination of daily net trading revenue, when model limitations are identified.

     The models used to measure market risks are effective at measuring such risks under normal market conditions. In addition, we perform scenario analysis and stress testing to determine the impact of unusual and/or unexpected market changes on our portfolios. We use a comprehensive set of scenarios and stress tests, and the results are reported to senior management on a regular basis. Exposures in trading and underwriting portfolios must be managed within pre-set stress limits.

     Backtesting is an integral tool in the processes used to validate BMO’s market risk models. We use a variety of methods to ensure the integrity of these models, including the application of backtesting against hypothetical losses. For all trading and underwriting portfolios, this process assumes there is no change in the previous day’s closing portfolio positions. The process then isolates the effects of each day’s price movements against these closing positions. Models are considered to be validated by such testing if, on average, calculated hypothetical losses exceed the VaR measure only one time out of 100. Results of this testing confirm the validity of our models.

Liquidity and Funding Risk

     Managing liquidity and funding risk is a key component of our enterprise-wide risk management framework, and is essential to maintaining both depositor confidence and stability in earnings. We manage liquidity and funding risk by ensuring that sufficient liquid assets and funding capacity are available to meet financial

Liquidity and funding risk is the risk of being unable to meet financial commitments in a timely manner at reasonable prices as they fall due. Financial commitments include liabilities to depositors and suppliers, and lending and investment commitments.

32   BMO FINANCIAL GROUP ANNUAL REPORT 2002

commitments, even in times of stress. Our liquidity and funding management framework includes:

•	oversight by senior governance committees, including the Liquidity and Funding Management Committee and Risk Management Committee through to the Risk Review Committee of the Board of Directors;

•	an independent liquidity and funding risk oversight group within Corporate Treasury;

•	a Board-approved limit structure to support active liquidity and funding risk management;

•	effective processes and models to monitor and manage liquidity and funding risk;

•	strong controls over processes and models and their uses;

•	a framework of scenario tests for stressed operating conditions; and

•	contingency plans to facilitate managing through a liquidity and funding disruption.

     In addition, we monitor developments in industry practices relating to the management of liquidity and funding risk and incorporate improvements where appropriate.

     Liquidity and funding data provided in this section reflect BMO’s consolidated position. BMO subsidiaries include regulated and foreign entities. Movement of funds between companies in the group are necessarily subject to the liquidity, funding and capital adequacy considerations of the subsidiaries and to tax considerations. Such considerations do not materially affect BMO’s liquidity and funding.

     BMO’s liquidity and funding position remains sound and there are no trends, demands, commitments, events or uncertainties that are reasonably likely to materially impact the position.

Measurement

     We use two key measures to manage liquidity and funding risk. The first key measure is the cash and securities-to-total assets ratio. This measure provides an assessment of the extent to which assets can be readily converted into cash or cash substitutes to meet financial commitments, as cash resources and securities are more liquid than loans. The ratio represents the sum of deposits with other banks, other cash resources and securities as a percentage of total assets.

     Cash and securities totalled $63.0 billion at the end of the year, up from $55.3 billion in 2001, while total assets increased $13.5 billion to $252.9 billion. BMO’s cash and securities-to-total assets ratio at October 31, 2002 was 24.9%, up from 23.1% at October 31, 2001. The increase in the ratio was primarily attributable to growth in Canadian dollar trading securities.

     In the ordinary course of business, a portion of cash resources and securities is pledged as collateral to support trading activities and participation in clearing and payment systems, in Canada and abroad. At October 31, 2002, $18.9 billion of cash and securities had been pledged, up from $16.1 billion pledged a year earlier. This change resulted from increased trading activity. In addition, BMO is a party to certain agreements that could require incremental collateral under certain circumstances. These potential incremental collateral requirements are not material. Additional information on cash and securities can be found in Table 5 on page 53 and in Notes 2 and 3 on page 72 of the financial statements.

     The second key measure is the core deposits-to-total deposits ratio. Core deposits are more stable than other deposit sources as they are comprised of individual customer operating and savings deposits and smaller fixed-date deposits. The ratio represents total deposits less fixed-date deposits greater than 100,000 units of any currency, as a percentage of total deposits.

     Core deposits totalled $96.5 billion at the end of the year, up from $92.5 billion in 2001, while total deposits increased $7.5 billion to $161.8 billion. BMO’s core deposits-to-total deposits ratio at October 31, 2002 was 59.6%, down from 60.0% at October 31, 2001. The ratio remained stable as core deposits grew at the same pace as total deposits.

     Our large base of core deposits, along with our strong capital base, reduces reliance on less stable wholesale funding. Wholesale funding is largely short-term in nature and primarily supports trading and underwriting assets and investment securities. Wholesale funding activities are performed by professional teams accessing major financial markets worldwide.

     Additional contractual information on deposits can be found in Table 24 on page 64.

Limits

     We continuously monitor liquidity and funding risk and actively manage the balance sheet to minimize this risk. Management establishes minimum liquid asset holding requirements, together with limits for liability diversification, credit commitments, asset pledging and cash flow mismatches. Liabilities are diversified by customer, type, market, maturity term, currency and geography. These limits encompass both on- and off-balance sheet arrangements and are approved by the Risk Review Committee of the Board of Directors annually.

Off-Balance Sheet Arrangements

     There are two primary types of off-balance sheet arrangements that could potentially affect liquidity and funding — off-balance sheet special purpose entities (SPEs) and customer credit commitments. SPEs are used to securitize our assets in support of capital or funding management. Information on the securitization of BMO assets can be found in Note 6 on page 76 of the financial statements. We also have ongoing relationships with off-balance sheet SPEs that customers use to securitize their assets, and we conduct asset management activity through SPEs that provide investors with customized, diversified debt portfolios in a variety of asset and rating classes. Information on

BMO FINANCIAL GROUP ANNUAL REPORT 2002   33

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

off-balance sheet SPEs can be found in Note 7 on page 77 of the financial statements. We provide liquidity support to these SPEs by extending credit through standby funding. These credit commitments are included in our total customer credit commitments. Customer credit commitments are an integral part of our credit-granting practices and create liquidity and funding exposure through our obligation to fund customer drawdowns. Information on credit commitments can be found in Note 5 on page 75 of the financial statements.

Processes and Models

     Processes are in place to: develop policies for approval by senior governance committees; monitor policy compliance; maintain contingency plans; continuously track variables for changing risk conditions; and provide timely reports to senior governance committees. Models are used to project liquid asset holding requirements, funding capacity and financial commitments based on expected and stressed economic, market, political and enterprise-specific operating conditions.

Operational Risk

     Operational risk is inherent in all business activities and the management of this risk is important to the achievement of BMO’s strategic objective. While operational risk can never be eliminated, it can be managed and mitigated, and in some cases insured against, to preserve and enhance shareholder value.

     To achieve this goal, we have developed an Integrated Operational Risk Framework, which includes: risk identification; risk measurement; risk analysis and monitoring; capital at risk allocation; and risk management.

     BMO manages operational risk through a comprehensive governance framework and effective controls. These include business contingency plans, event management processes, change management policies and procedures and an enterprise mergers and acquisition framework.

     BMO’s operational risk governance structure includes the Operational Risk Committee, a sub-committee of the Risk Management Committee. This committee provides:

•	a decision-making mechanism for material operational risk issues;

•	a forum to discuss cross-group impacts of significant risks;

•	review of new policies and changes to existing policies; and

•	review and approval of risk and control self-assessments, operational risk measurements and associated capital allocations.

     Each line of business is responsible for managing its operational risk within the guidelines established by policy measurements. The Risk Management Group develops policy and guidelines for the management of operational risk. In addition, the Risk Management Group monitors and reports on significant enterprise issues and operational events to the Chief Executive Officer and the Risk Review Committee of the Board of Directors. Where appropriate and cost-effective, Risk Management Group buys corporate insurance to transfer components of operational risk to creditworthy insurance underwriters and thus hedge against components of operational risk.

     Corporate Audit also provides regular reports on the effectiveness of operational risk internal controls and management processes to the Chief Executive Officer and the Audit Committee of the Board of Directors.

Measurement

     Operational risk is measured using an actuarial methodology, which combines the likelihood of an operational risk event occurring with the probable loss if it does occur, to arrive at the loss distribution. The expected and unexpected loss associated with particular operational risk events can be determined from the loss distribution. The unexpected loss is used to determine the Capital at Risk for each line of business and for each operational risk type. Historical loss data is used, where available, for calculating frequency and severity of events. Where loss data is not available or is limited, loss scenarios are developed in conjunction with line of business management. To ensure that all operational risks to which a line of business is exposed are adequately captured and appropriately quantified, specialized functions such as Finance, Taxation, Legal, Compliance, Human Resources, and Technology and Solutions are also involved in the measurement process as appropriate.

Operational risk is the risk of loss resulting from inadequate or failed internal processes, system or human error, or external events.

Operational risk is composed of:

•	Operations risks, which are controlled through regular daily functions and are managed through internal procedures and monitoring mechanisms. These risks include physical and logical security, transaction processing, operations control, technology and outsourcing risks.

•	Business and event risks, which include underlying, structural and external risks that can have a material impact on BMO. These risks include strategic, image and reputation, taxation, accounting and financial management, legal, regulatory requirements and human resources risks, as well as risks resulting from the use of complex pricing or valuation models.

Processes and Models

     A tailored process and model are used to determine the operational risk for each line of business. For capital calculation purposes, confidence levels and holding periods used are consistent with the approaches used for credit and market risk.

     BMO’s goal is to make operational risk, like all other risks, transparent throughout the enterprise. This entails regularly reporting on: exposures to the types of operational risk and where they occur; their financial impact (expected loss, unexpected loss, and stress loss); changes to the operational risk profile as a result of changes in the business and operating environment; and a comparison to external benchmarks. Each component of our operational risk framework is at a different stage of development, and our approach is to continuously improve each component in a way that is useful to business and risk management while also meeting the forthcoming Basel II regulatory requirements.

34   BMO FINANCIAL GROUP ANNUAL REPORT 2002

ENTERPRISE-WIDE CAPITAL MANAGEMENT

Highlights

•	Our Tier 1 Capital Ratio of 8.80% was up from 8.15% last year and remained above our minimum target of 8%.

•	Our risk-weighted assets decreased by $4.7 billion during the year, a result of disciplined balance sheet management.

•	For 2003, our target is to maintain a Tier 1 Capital Ratio of at least 8.0%, with ongoing controlled growth in risk-weighted assets and redeployment of capital to retail and wealth management businesses.

Strategy and Approach

Our Capital Management Framework is designed to maintain an optimum level of capital in a cost-effective structure that: meets our target regulatory ratios; supports our internal assessments of economic capital; results in appropriate credit ratings; funds our selected operating group business strategies; and builds long-term shareholder value.

     Our approach includes the establishment of limits, goals and performance measures for management of balance sheet, risk and minimum capital levels, as well as the issuance and redemption of capital instruments to achieve the most cost-effective capital structure possible. These are approved on an annual basis by the Board of Directors as part of our capital management policy and capital plan. At the consolidated enterprise level, our capital supports our risk appetite, subject to regulatory and legal requirements. At the line of business level, capital is allocated based on the assessment and measurement of Capital at Risk, which is included in line of business performance measures. This ensures that we maintain a well-capitalized position to protect our stakeholders from the risks inherent in our various businesses, while still deploying balance sheet resources in high-return or strategic growth activities to meet or exceed established enterprise targets.

     Dividends are generally increased in line with long-term trends in earnings per share growth, while sufficient profits are retained to support anticipated business growth, fund strategic investments and provide continued support for depositors. BMO’s policy is to maintain a dividend payout ratio of 30% to 40%, over time.

Performance Review

Tables 20 and 21 on page 63 outline the components of capital and the measures we use for monitoring BMO’s capital requirements, which are in accordance with guidelines issued by OSFI. Tier 1 capital, representing more permanent forms of capital, increased during the year, as net income and the issuance of Series 10 Preferred Shares more than offset increased goodwill arising on acquisitions and common and preferred share dividend payments. Risk-weighted assets decreased during the year, as strong mortgage and personal loan growth in Personal and Commercial Client Group was more than offset by decreases in Investment Banking Group in the challenging business environment. Our strategy of redeploying capital to retail and wealth management businesses aligns with reductions in Investment Banking Group’s non-relationship loan portfolio.

     The quarterly dividend on common shares of $0.30 declared in 2002, up from $0.28 in 2001, resulted in a payout ratio of 44%, slightly higher than our long-term goal.

     BMO’s credit rating, as measured by a composite of Moody’s and Standard & Poor’s (S&P) senior debt ratings, remained unchanged at AA–. On December 19, 2001, S&P removed BMO’s ratings from “CreditWatch” and affirmed its ratings, but maintained its negative outlook. On July 18, 2002, Moody’s affirmed BMO’s credit rating but changed its outlook to negative from stable. This change in outlook is not expected to have a significant impact on liquidity and funding costs.

The Tier 1 Capital Ratio is our primary measure of capital adequacy. It is defined as Tier 1 capital divided by risk-weighted assets.

2001 Compared with 2000

In 2001, our Tier 1 Capital Ratio decreased to 8.15% from 8.83% in 2000, due primarily to the completion of a $2 billion share repurchase program and modest risk-weighted asset growth.

Tier 1 Capital

($ millions)	2002	2001

Beginning of year	11,066	11,864
Net income	1,417	1,471
Dividends	(668)	(648)
Goodwill and excess intangible assets	(749)	(351)
Issuance of common shares	84	556
Repurchase of common shares	—	(2,031)
Other issues and redemptions	460	169
Translation and other	(81)	36

End of year	11,529	11,066

Risk-Weighted Assets

($ millions)	2002	2001

Beginning of year	135,768	134,360
Increases (decreases)
Personal and Commercial Client Group	5,504	3,397
Private Client Group	764	(435)
Investment Banking Group	(12,612)	(6,771)
Corporate Support	1,654	5,217

End of year	131,078	135,768

BMO FINANCIAL GROUP ANNUAL REPORT 2002   35

REVIEW OF OPERATING GROUPS PERFORMANCE

     This section includes an analysis of our operating groups financial results and descriptions of their businesses, and their objectives, accomplishments, challenges and outlooks. A separate analysis of Harris Bank is also provided. Its financial results are incorporated within each of the operating groups.

Personal and Commercial Client Group (pages 37 to 40)

     Net income was $968 million in 2002, an increase of $174 million from 2001. Excluding non-recurring items that increased net income $9 million in 2001, net income rose $183 million or 23%.

Private Client Group (pages 41 to 43)

     Net income was $96 million in 2002, a decline of $25 million from 2001. Excluding non-recurring expense that reduced net income $39 million in 2002, net income of $135 million rose 12%.

Investment Banking Group (pages 44 to 47)

     Net income was $592 million in 2002, an increase of $115 million from 2001. Excluding non-recurring items that reduced net income $105 million in 2001, net income increased $10 million.

Corporate Support, including Technology and Solutions (pages 47 to 49)

     Net loss was $239 million in 2002, compared with net income of $79 million in 2001. Excluding non-recurring items that increased net income $189 million in 2001, net income declined $129 million.

Harris Bank (pages 49 to 50)

     On a U.S. dollar/U.S. GAAP basis, Harris Bank net income was $278 million in 2002, an improvement of $77 million from 2001. Excluding gains on the sales of businesses and a fourth quarter increase in the loan loss provision in recognition of a more uncertain economy in 2001, net income increased $33 million.

Net Income Business Mix and Average Assets by Operating Group ($ millions, except as noted)

	Personal and Commercial			Private			Investment
	Client Group			Client Group			Banking Group

For the year
ended October 31	2002	2001	2000	2002	2001	2000	2002	2001	2000

Net income
Canada	725	639	773	124	106	166	137	139	291
United States	188	96	85	(26)	10	29	353	255	322
Other countries	55	59	55	(2)	5	—	102	83	71

Total	968	794	913	96	121	195	592	477	684
Business mix (%)	68.3	54.0	49.2	6.8	8.2	10.5	41.8	32.4	36.8

Excluding non- recurring items	968	785	822	135	121	195	592	582	684
Business mix (%)	66.5	57.0	49.2	9.3	8.8	11.7	40.7	42.2	40.9

Total revenue
Canada	3,675	3,545	3,605	1,171	1,127	1,251	919	1,092	1,306
United States	863	689	631	528	367	309	1,395	1,510	1,196
Other countries	70	76	69	(2)	12	12	220	195	195

Total	4,608	4,310	4,305	1,697	1,506	1,572	2,534	2,797	2,697
Business mix (%)	52.0	48.6	49.7	19.2	17.0	18.1	28.6	31.6	31.1

Excluding non- recurring items	4,608	4,298	4,153	1,697	1,506	1,572	2,534	2,975	2,697
Business mix (%)	52.0	49.4	49.2	19.2	17.3	18.6	28.6	34.2	32.0

Average assets
Canada	86,826	81,035	79,138	1,797	2,140	1,836	72,057	61,825	55,165
United States	18,745	14,874	12,541	3,630	3,149	2,373	51,556	62,847	62,368
Other countries	235	236	234	82	51	80	17,147	20,420	25,726

Total	105,806	96,145	91,913	5,509	5,340	4,289	140,760	145,092	143,259

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Corporate Support, including			Total
	Technology and Solutions			Consolidated

For the year
ended October 31	2002	2001	2000	2002	2001	2000

Net income
Canada	(224)	(78)	(86)	762	806	1,144
United States	(21)	(117)	58	494	244	494
Other countries	6	274	93	161	421	219

Total	(239)	79	65	1,417	1,471	1,857
Business mix (%)	(16.9)	5.4	3.5	100.0	100.0	100.0

Excluding non- recurring items	(239)	(110)	(29)	1,456	1,378	1,672
Business mix (%)	(16.5)	(8.0)	(1.8)	100.0	100.0	100.0

Total revenue
Canada	(166)	(107)	(138)	5,599	5,657	6,024
United States	172	26	141	2,958	2,592	2,277
Other countries	14	331	87	302	614	363

Total	20	250	90	8,859	8,863	8,664
Business mix (%)	0.2	2.8	1.1	100.0	100.0	100.0

Excluding non- recurring items	20	(71)	16	8,859	8,708	8,438
Business mix (%)	0.2	(0.9)	0.2	100.0	100.0	100.0

Average assets
Canada	(5,294)	(5,071)	(5,433)	155,386	139,929	130,706
United States	1,040	1,266	(30)	74,971	82,136	77,252
Other countries	169	476	946	17,633	21,183	26,986

Total	(4,085)	(3,329)	(4,517)	247,990	243,248	234,944

     Basis of presentation of operating results — Expenses are matched against the revenues to which they relate. Indirect expenses, such as overhead expenses and any revenue that may be associated thereto, are allocated to the operating groups using appropriate allocation formulas applied on a consistent basis. For each currency, the net income effect of funds transferred from any group with a surplus to any group with a shortfall is at market rates for the currency and appropriate term. Segmentation of assets by geographic region is based upon the geographic location of the unit responsible for managing the related assets, liabilities, revenues and expenses. Provisions for credit losses allocated to the operating groups are based on expected losses over an economic cycle. Differences between expected loss provisions and required provisions under GAAP are allocated to the Corporate Support Group. Periodically, certain lines of business and units within them are transferred between operating groups to more closely align BMO’s organizational structure and its strategic priorities. All comparative figures are restated to give effect to the transfers. During the year, the Cash Management Services business was transferred from Technology and Solutions to Investment Banking Group.

36   BMO FINANCIAL GROUP ANNUAL REPORT 2002

PERSONAL AND COMMERCIAL CLIENT GROUP

Group Description and Strategy

Personal and Commercial Client Group (P&C) is committed to providing more than eight million customers across Canada and the United States with a fully integrated approach to managing all aspects of their financial affairs. We offer a full range of products and services through our highly skilled financial service providers in more than 1,100 BMO Bank of Montreal and Harris Bank branches, as well as through direct banking channels such as bmo.com, harrisbank.com and a network of more than 2,200 automated banking machines (ABMs).

     Our goal is to be the only financial services provider our customers ever need. We will earn this right by treating our customers as individuals and by providing personal attention and customized solutions consistently through all our channels.

2002 Group Objectives and Achievements

In Canada:

Increase our market share of full-service personal banking.

• Total personal banking market share rose 40 basis points (bps) to 13.69%. Total personal banking includes personal loans (excluding credit cards), residential mortgages (including third-party mortgages), retail operating deposits, mutual funds and term investments.

Increase our share of the full-service banking market for small business and commercial lending.

• Continued to rank second in small business loans of up to $5 million and increased our market share 61 bps over 12 months to 19.48%, based on the latest available data.

• In a low-demand market we were able to achieve significant growth in commercial lending.

Increase our customer loyalty scores in both the personal and small business banking segments.

• Personal banking loyalty scores, as measured independently by a third party, increased to 27.6%. We closed the shortfall relative to the competition by 340 bps to 370 bps.

• Small business banking loyalty scores improved to 29.0%, an increase of 100 bps. However, the average loyalty score of the competition increased by 170 bps to 33%.

Continue replacement of our sales and marketing technology platform.

• More than 85% of our branches have been converted to Pathway Connect, our new sales and service technology platform.

Achieve asset growth while maintaining existing high asset quality standards through continuing development of technology, state-of-the-art risk management techniques and strict internal discipline.

• Loans and acceptances increased $6 billion or 8%, after adding back the effects of securitizations.Our provisions were consistent with our expectations and we continued to refine and improve our processes and internal controls related to lending decisions.

In the United States:

Continue to target a US$1 billion annual increase in retail and small business loans for the next several years, and assess strategic merger and acquisition opportunities.

• Chicagoland Banking’s retail and small business loans increased US$1.7 billion or 26%. The acquisition of Joliet accounted for US$500 million or seven percentage points of the increase.

In addition to the above achievements, we improved our group productivity ratio by 269 bps to 60.0%.

2003 Group Objectives

•	Drive revenue growth by improving customer retention and loyalty, expanding existing customer relationships and acquiring new customers. These objectives will be supported by sustaining continued improvements in our distribution capabilities.

•	Continue to drive improvements in productivity.

•	Continue to improve our customer loyalty scores and close the shortfall relative to the competition, in both the personal and small business banking segments.

•	Leverage our position in Commercial and Small Business Banking to continue to build momentum in balance sheet and market share growth.

•	Extend the services offered through our online banking channel.

•	Continue to target a US$1 billion increase in retail and small business loans in the United States.

•	Grow market share in Chicagoland by expanding our distribution network through a combination of new branch openings and acquisitions.

Business Environment and Outlook

During the last quarter of 2001 and in 2002, the economic outlook brightened as the United States emerged from its short recession of 2001. Economic growth in 2002 was moderate in the United States and relatively strong in Canada because of stronger consumer demand and stronger production and employment growth. Both countries pursued stimulative monetary policies, and the United States pursued highly expansionary fiscal policies. Low interest rates produced significant spread compression in retail deposits, but fuelled record home sales and high consumer demand for mortgages.

     Economic uncertainty and weak stock markets prompted safety-seeking investors to shift funds from mutual fund portfolios to interest-bearing deposit accounts, notwithstanding the low interest rates available.

     Heading into 2003, GDP growth is expected to remain strong in Canada and to pick up in the United States. The sustained recovery should lead central banks in both countries to increase interest rates in 2003. In the Canadian retail segment, growth in consumer loans and deposits is expected to be a moderate 5%. Demand for retail mortgages is expected to remain relatively strong with growth approximating 6%. Business investment is expected to improve in 2003, producing modest commercial loan growth in the range of 2% to 3%.

BMO FINANCIAL GROUP ANNUAL REPORT 2002   37

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

Financial Results

Personal and Commercial Client Group net income rose 22% to $968 million. Branch sales generated non-recurring revenue of $12 million ($9 million after tax) in 2001. The commentary that follows excludes those non-recurring items.

     Revenue increased $310 million or 7%, driven by significant volume growth in both Canadian and U.S. operations. Strong volume growth in Canada continued the trend from the latter half of 2001, as the expanded front-line sales staff was assimilated over that period. Volume growth was also spurred by the low interest rate environment and high demand for residential mortgages and personal loans. Personal deposits also rose, driven by depositors’ ready acceptance of our premium rate savings product, as well as economic uncertainty and weak equity markets. The favourable effects of the volume growth were partially offset by lower net interest margins, which reflected continuation of the trend from the summer of 2001 of spread compression in the low interest rate environment, and the effect of the highly competitive lending conditions. In the United States, revenue rose 26%, driven by strong loan and deposit growth and by the acquisition of Joliet at the end of the third quarter of 2001. Average net interest margins in the United States were virtually unchanged. Chicagoland Banking represented slightly less than 20% of Personal and Commercial Client Group’s operations in 2002.

     Non-interest expenses rose $70 million or 3%. In Canada, they were virtually unchanged due to particularly successful expense management. Expenses rose in the United States due to system conversion and integration costs for Joliet, robust business volume growth, expansion initiatives and currency translation. The group’s expense-to-revenue ratio improved by 269 basis points, as both Canada and the United States enjoyed productivity gains.

     A more favourable tax rate and the discontinuance of goodwill amortization also contributed to higher earnings.

2001 Compared with 2000

Net income decreased $119 million to $794 million in 2001. Excluding non-recurring after-tax gains on sales of branches in 2001 and gains on the sales of Partners First and branches in fiscal 2000, net income decreased $37 million to $785 million. Excluding non-recurring items, revenue increased $145 million or 4%, driven by volume growth and higher gains on securitizations, partially offset by lower gains on sales of securities. Volumes improved in the second half of the year as the expanded sales force was assimilated, but the favourable impact was offset by spread compression in the declining interest rate environment. Expenses were $196 million higher due to strategic initiative spending and investment in front-line staffing.

Personal and Commercial Client Group ($ millions, except as noted)

Reported (As at or for the year ended October 31)	2002	2001	2000

Net interest income (teb)	3,309	3,054	2,928
Non-interest revenue	1,299	1,256	1,377

Total revenues (teb)	4,608	4,310	4,305
Provision for credit losses	281	267	235
Non-interest expense	2,763	2,693	2,497

Income before provision for income taxes, non-controlling interest in subsidiaries and goodwill amortization	1,564	1,350	1,573
Income taxes (teb)	594	533	643
Non-controlling interest	2	—	(1)
Amortization of goodwill, net of applicable income taxes	—	23	18

Net income	968	794	913

Net economic profit	566	476	582
Cash return on equity (%)	25.5	25.8	30.8
Average net interest margin (%)	3.13	3.18	3.19
Non-interest expense-to-revenue ratio (%)	60.0	62.5	58.0
Average common equity	3,785	3,100	2,929
Average assets	105,806	96,145	91,913
Total risk-weighted assets	67,322	61,818	58,421
Average current loans	95,906	87,407	84,053
Average deposits	54,160	45,521	42,451
Assets under administration	14,452	15,504	13,423
Assets under management	371	486	–
Full-time equivalent staff	18,043	17,446	18,057

Excluding non-recurring items
Total revenues (teb)	4,608	4,298	4,153
Net income	968	785	822
Cash return on equity (%)	25.5	25.5	27.7
Non-interest expense-to-revenue ratio (%)	60.0	62.7	60.1

38   BMO FINANCIAL GROUP ANNUAL REPORT 2002

Business Segments

Personal and Commercial Distribution – Canada

Description and Strategy

Personal and Commercial Distribution comprises the more than 17,000 sales, service and support personnel who address customers’ needs through branches, instore branches and ABMs, and through telephone, online and business-to-business channels. Our strategy is to sustain continued improvements in our distribution capabilities. This will facilitate our goal of being the only financial services provider our customers will ever need, by offering them an integrated multi-channel approach to managing all aspects of their financial affairs.

Overview of Performance

We installed Pathway Connect, our completely new sales and service technology platform, in 835 branches across Canada in 2002, with installation at the remaining branches and call centres to be completed early in 2003. This platform increases efficiency and effectiveness by allowing staff to address customer needs through simplified, paperless processes and fast access to relevant customer information. To complement this new platform, we have developed customer knowledge and decision support software that enables us to focus our marketing efforts and to offer clients relevant solutions at the right time, consistently across all channels.

     We have substantially completed the streamlining of our sales management processes and refined accountabilities in the branch network. Working in partnership with Private Client Group, we have increased the number of Investment Fund Specialists and Resident Investment Advisors to more than 800.

2003 Focus

We will continue to focus on the basics of improving our people, processes and technology.

•	Continue to align our sales and service resources with our customers’ needs, values and potential by addressing sales and service roles, accountabilities, behaviours, performance measurement, rewards and recognition.

•	Continue to improve our customer loyalty scores and close the shortfall relative to the competition, in both the personal and small business banking segments.

•	Partner with Private Client Group to continue to increase referrals and increase our share of our customers’ business.

•	Fully implement and utilize the capabilities of our customer knowledge and decision support software, beginning with the small business and direct banking businesses.

•	Continue to automate and refine processes to improve our customers’ sales experience.

•	Extend the services offered through our online banking channel.

Personal Banking

Description and Strategy

Personal Banking addresses the everyday banking, borrowing, savings and insurance needs of retail customers in Canada. Our success will be achieved by supporting an effective sales force with cross-channel integration and superior marketing and sales capabilities.

Overview of Performance

We increased our share of our customers’ business for personal banking products through significant growth in our Premium Rate Savings account and mortgage balances. However, in 2002 the benefits of this growth to revenue were largely offset by continued pressure on spreads. We were more focused in our marketing efforts through initiatives such as Help Provided, and we expanded our product offerings with the development and launch of term life and universal life insurance products.

2003 Focus

•	Continue to build momentum in our balance sheet growth.

•	Improve customer loyalty scores and close the shortfall relative to the competition.

•	Continue to shift our sales and marketing focus from a product-centred to a customer-centred approach.

•	Continue to improve the efficiency of our processes.

Cardholder Services

Description and Strategy

Cardholder Services provides Canadian retail consumers and affiliate partners with MasterCard®4 products and services. We also provide MasterCard commercial products to commercial and small business clients in Canada and Chicagoland, and e-business solutions to corporate clients across North America.

Overview of Performance

We recently introduced Mosaik® MasterCard. This new card allows retail customers to select the rewards, special features and rate options that suit their specific needs and provides them the flexibility to amend any aspect of their credit card as their requirements change. Within retail, our net sales continued to grow at market rates, while credit card loans grew at a more modest pace. The corporate business grew a robust 50% over the prior year.

2003 Focus

•	Retail Card – Through our Mosaik MasterCard, continue to differentiate ourselves as a leading credit card issuer and enhance our profitability.

•	Corporate Card – Continue to enhance e-business and commercial products through customized solutions.

BMO FINANCIAL GROUP ANNUAL REPORT 2002   39

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

Small Business Banking

Description and Strategy

Small Business Banking provides a full range of banking services to more than 440,000 customers who can access products and services, including cash management and loans and deposits, through various channels. Small Business Banking’s goal is to become Canada’s number one bank for small business with leading market share growth and customer loyalty.

Overview of Performance

We continued to rank second in small business lending and increased our market share by 61 bps over 12 months to 19.5%. Through independent third party research, we found customers’ assessment of our employee professionalism increased over the prior year, which widened our lead over the average score for our competition. These results reflect our ability to utilize our new customer knowledge analytical environment, which assists us in developing proactive customer solutions and enables us to reach more customers, more often, with the right solution.

2003 Focus

•	Continue to build BMO Bank of Montreal’s reputation as the bank for small business.

•	Continue our focus on customer retention, improve our customer loyalty scores and close the shortfall relative to the competition.

•	Improve the alignment of our branch and direct banking sales and service resources to better meet the needs of our customers.

Commercial Banking

Description and Strategy

Commercial Banking provides mid-market clients with a suite of advisory services and products that includes senior debt, asset-based lending, mezzanine and private equity financing, cash management, treasury, mergers and acquisitions, and cross-border financing. Our highly experienced professional bankers provide clients with the advice and solutions they need to be successful in their business.

Overview of Performance

During 2002, the implementation of strategies to accelerate growth helped solidify our competitive advantage. We also launched our mergers and acquisitions advisory services, expanded our subordinated-debt offering, and added staff to better support our corporate finance relationship group and our cash management specialist sales force.

2003 Focus

•	Expand the sales force in selected business segments in which growth opportunities have been identified.

•	Pursue incremental growth through selective acquisitions of small commercial portfolios.

Chicagoland Banking

Description and Strategy

Chicagoland Banking serves individuals, small businesses and lower middle-market commercial clients through a retail bank network of 145 branches. Our goal is to be the best and the biggest retail and small business bank in Chicagoland. We have a strong branch distribution network, a well-developed business model and an integrated multi-channel platform providing operating leverage for our U.S. retail growth strategy.

Overview of Performance

Our key financial performance measures continue to improve. By expanding our distribution, providing high-quality service, expanding our sales force and increasing its effectiveness, we have achieved strong organic loan, deposit and earnings growth and enhanced our customer experience. We now serve one house-hold in five in Chicagoland and more than a million customers.

2003 Focus

•	Grow our market share by expanding our distribution network through a combination of new branch openings and acquisitions.

•	Continue to target a US$1 billion increase in retail and small business loans.

•	Increase marketing to improve frequency and reach of brand and product promotional campaigns.

•	Migrate to a single deposit platform to simplify customer transaction processing.

•	Enhance and fill in our product and service capabilities to ensure a fully competitive lineup.

40   BMO FINANCIAL GROUP ANNUAL REPORT 2002

PRIVATE CLIENT GROUP

Group Description and Strategy

Private Client Group (PCG) brings together all of BMO Financial Group’s wealth management businesses. We offer clients a broad range of wealth management products and services, including retail investment products, direct and full-service investing, private banking and institutional asset management. Operating as BMO Private Client Group in Canada and The Harris in the United States, we provide North American investors with the tools they need to accumulate, protect and grow their financial assets. We serve four key North American market segments: the mainstream, affluent, high net worth and institutional market segments. These segments are served through BMO Bank of Montreal, BMO Nesbitt Burns, BMO InvestorLine and BMO Harris Private Banking in Canada, and through Harris Private Bank, Harrisdirect and Harris Bank in the United States. Our goal is to build a fully integrated North American wealth management business by delivering an integrated and flexible choice of advice-driven or guided offerings. The group has total assets under management and administration, including term deposits, of $270 billion.

2002 Group Objectives and Achievements

Expand the distribution network on both sides of the border by continuing to expand our total number of investment sales professionals.

•	Managed the pace of growth given current challenging market conditions.

•	Added more than 70 representatives to expand the North American investment sales professional team to more than 2,310 representatives.

•	Opened 11 new U.S. distribution points.

Leverage relationships with BMO’s North American client base by placing more trained investment professionals in bank branches.

•	Added 115 representatives, increasing our BMO Bank of Montreal branch presence by 17% to more than 815.

•	Developed a team-based sales model in the United States that focuses on cross-selling.

•	Strengthened our partnership with P&C by aligning the organization of our retail bank sales forces and introducing joint marketing initiatives.

Continue to expand U.S. wealth management businesses through both acquisitions and organic growth by leveraging Harris’ long-standing reputation in major U.S. markets while expanding into selective new markets across the country.

•	Completed the acquisition of CSFBdirect and acquired the online accounts of Morgan Stanley Individual Investor Group. We also successfully integrated operations with Harris InvestorLine to create Harrisdirect. These acquisitions added $29 billion of assets under administration, increasing our U.S. assets under administration and management to more than 50% of the group total.

•	Acquired Northwestern Trust and Investors Advisory Company on April 1, 2002, which expanded our service offerings in the Pacific Northwest and added $4 billion of assets under administration.

•	Announced the acquisition in September 2002 of selected assets of myCFO, a California-based investment advisory team servicing high net worth clients, which will expand the distribution network and investment capabilities of Harris Private Bank and adds a further $6 billion of assets under administration. The $47 million acquisition closed on November 1, 2002, subsequent to our year-end.

Increase the breadth and depth of our product and service offering.

•	Award-winning and recognized leadership in many of our businesses:

— BMO InvestorLine was ranked best direct investing firm in Canada by both GomezCanada and The Globe and Mail.

— Harrisdirect’s online site was ranked “Best of the Web” by Forbes.com, and Harrisdirect was ranked second-best online broker by Barron’s®5.

— Harris Insight Fund family placed eighth out of 87 fund families ranked by Barron’s. This annual evaluation of high-quality fund families looks at the performance of each firm’s entire product line.

2003 Group Objectives

•	Enhance our offering to retail and affluent clients through sales force growth and development, technology enhancement and integrated product and marketing initiatives.

•	Further leverage relationships within our group and with BMO partners by providing an integrated sales approach and product offering to clients.

•	Expand U.S. wealth management businesses through both selective acquisitions and organic growth while building on The Harris’ strong reputation as we expand into targeted new markets.

•	Continue to refine our businesses to enhance productivity and align our business units to ensure consistently successful results regardless of the business environment.

•	Capitalize on our acquisitions to create synergies with existing businesses in order to accelerate our future growth.

Business Environment and Outlook

Private Client Group operated in a very challenging environment in 2002. Our business was adversely affected by low client trading volumes, weak equity markets and low interest rates. Management took this opportunity to re-assess the cost structure of our business while continuing to invest in key initiatives that support our long-term strategy. We expect that the difficult business climate will continue into fiscal 2003 and, in response, we will continue to balance cost management with strategic investment.

     Long-term demographic trends are attractive, indicating continued strong demand for wealth management services well into the future. Affluent investors are increasingly seeking advice from trusted financial service providers like PCG, who can best meet their asset protection and growth needs. We are well positioned to capitalize on these trends through a service offering that more than meets affluent investors’ needs. Revenue will be enhanced in 2003 and beyond by the acquisitions of the past year, and we will continue to explore selective wealth management acquisition opportunities that meet our strategic and financial objectives.

BMO FINANCIAL GROUP ANNUAL REPORT 2002   41

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

Financial Results

Net income declined $25 million to $96 million, but increased $14 million excluding non-recurring items. As indicated on the previous page, Private Client Group completed three acquisitions in fiscal 2002 as we expanded our U.S. wealth management operations into selective new markets. This expansion followed the 2001 acquisition of Guardian Group of Funds, which added to our product lines and provided expanded access to mutual fund distribution in Canada. Note 10 on page 78 of the financial statements provides acquisition details. Comparisons of revenue, expense and net income for fiscal 2002 relative to 2001 are significantly affected by the inclusion of the operating results of these businesses. In addition, results for 2002 include $62 million ($39 million after tax) of acquisition-related costs that are categorized as non-recurring for reporting purposes. These costs substantially relate to re-branding, vacating leased premises, contract termination expenses and other costs of integrating operations. To facilitate comparisons, the remainder of this section analyzes results excluding these costs. On this basis, as indicated above, Private Client Group net income increased $14 million or 12% to $135 million. After further adjusting results of 2002 to remove the additive effect of businesses acquired in 2001 and 2002, net income on a comparable basis rose $21 million.

     Improved earnings were attributable to increased revenues from our expanded sales force and acquired businesses, focused cost management balanced against continued investment in strategic initiatives, and the discontinuance of goodwill amortization due to a change in generally accepted accounting principles.

     Revenues increased $191 million or 13%, driven by acquired businesses and the benefits of strategic initiatives. Excluding acquisitions, revenues on a comparable basis were down $8 million from 2001. This reduction was modest and was achieved despite weaker equity markets and lower client trading volumes that primarily affected our full-service and direct investing businesses. Our success in sustaining revenues was attributable to our expanded sales force, more effective cross-business referrals, award-winning investment tools and our strengthened fee-based business.

     Non-interest expenses increased $197 million or 15% due to acquisitions. Excluding acquired businesses, non-interest expenses on a comparable basis were reduced $10 million from 2001 due to the success of cost management initiatives. The reduction is reflective of the group’s efforts to refine its businesses to achieve profitability in all market conditions.

2001 Compared with 2000

Net income of $121 million in 2001 declined $74 million or 38% due to weaker market conditions in both Canada and the United States that resulted in lower trading volumes and related equity valuations. These conditions most affected our full-service and direct investing businesses as revenues declined $66 million or 4%, despite increased revenues from acquired businesses. Expenses rose $63 million or 5%, driven by incremental expenses from acquired businesses and increased investment spending, partially offset by lower performance-based compensation. The acquisition of Guardian Group of Funds in the third quarter of 2001 added $2 billion of assets under management in Canada.

Private Client Group ($ millions, except as noted)

Reported (As at or for the year ended October 31)	2002	2001	2000

Net interest income (teb)	565	540	513
Non-interest revenue	1,132	966	1,059

Total revenues (teb)	1,697	1,506	1,572
Provision for credit losses	1	2	1
Non-interest expense	1,534	1,275	1,212

Income before provision for income taxes, non-controlling interest in subsidiaries and goodwill amortization	162	229	359
Income taxes (teb)	66	98	156
Amortization of goodwill, net of applicable income taxes	—	10	8

Net income	96	121	195

Net economic profit	(7)	59	142
Cash return on equity (%)	10.0	17.7	35.8
Average net interest margin (%)	10.26	10.12	11.95
Non-interest expense-to-revenue ratio (%)	90.4	84.7	77.1
Average common equity	1,322	821	572
Average assets	5,509	5,340	4,289
Total risk-weighted assets	5,184	4,420	4,855
Average current loans	3,060	3,477	2,938
Average deposits	39,720	39,869	38,331
Assets under administration	160,210	130,548	130,937
Assets under management	74,981	72,980	69,353
Full-time equivalent staff	5,420	5,127	4,735

Excluding non-recurring items

Net income	135	121	195
Non-interest expense	1,472	1,275	1,212
Cash return on equity (%)	12.9	17.7	35.8
Non-interest expense-to-revenue ratio (%)	86.7	84.7	77.1

42   BMO FINANCIAL GROUP ANNUAL REPORT 2002

Lines of Business

Investment Products

Description and Strategy

Retail Investment Products include BMO’s family of mutual funds (Harris Insight Funds and BMO Mutual Funds), Guardian Group of Funds and term investment products. We assist retail and commercial clients with investment and retirement planning by providing them with top-performing investment products and packaged investment solutions through multiple distribution channels. Institutional Asset Management provides traditional money management services for external and internal clients, including our affiliated mutual funds in Canada and the United States.

Overview of Line Performance

Assets under management and term investments increased in 2002, leading to an increased market share of Canadian retail investments. The above-average performance of our mutual fund families and additions to our sales team supported this growth.

2003 Focus

•	Expand our investment business with the organization’s Canadian and U.S. clients by leveraging the strengths of our internal partners.

•	Provide superior investment performance and client service to promote growth.

•	Continue to build and enhance the capabilities of the sales force, as advisory capabilities become increasingly important to investors.

Full-Service Investing

Description and Strategy

Full-Service Investing is comprised of BMO Nesbitt Burns in Canada and Harris AdvantEdge Investing in the United States. Our strategy is to build and manage our clients’ wealth by providing customized wealth management solutions.

Overview of Line Performance

Full-Service Investing increased its Canadian market share despite challenging equity markets and low client trading volumes. In early 2002, we took advantage of the consolidation of the Canadian industry to recruit additional high-quality financial professionals. We also focused our cost management efforts and strengthened our fee-based business.

2003 Focus

•	Increase our share of assets through financial planning, insurance, managed asset and fee-based programs, and online services.

•	Increase sales force productivity through improved training, professional development and performance management.

•	Enhance cross-marketing and cross-selling activities across BMO Financial Group.

Global Direct Investing

Description and Strategy

Direct Investing, which includes BMO InvestorLine and Harrisdirect, provides a guided investment experience for the informed, long-term investor. We work with our partners in BMO Financial Group to enhance the overall client relationship.

Overview of Line Performance

Harris InvestorLine, combined with the newly acquired CSFBdirect and the online client accounts of Morgan Stanley Individual Investor Group formed Harrisdirect, now the sixth-largest direct investing firm in North America based on assets under administration.

2003 Focus

•	Continue to control costs while building an exceptional investment experience for guided and self-directed investors. This will be achieved primarily by providing investment and planning tools that enhance our clients’ ability to manage their investments.

•	Leverage relationships across BMO Financial Group to enhance cross-marketing opportunities.

Global Private Banking

Description and Strategy

Global Private Banking offers integrated banking, trust and investment management services to high and ultra-high net worth clients in Canada and the United States. We leverage a client-driven model to deliver a complete range of financial products through an advisory approach.

Overview of Line Performance

Despite challenging capital markets, Global Private Banking had a record year. We achieved this by maintaining existing client relationships and capitalizing on productivity enhancements.

2003 Focus

•	Integrate the acquired assets and the team of professional wealth advisors of myCFO, which complement Harris Private Bank’s offerings to ultra-high net worth clients.

•	Continue to focus on revenue enhancement opportunities, client retention and improved efficiency.

•	Make investments in the business while managing operational costs.

•	Deepen existing relationships with affluent households and provide clients with integrated wealth management services.

BMO FINANCIAL GROUP ANNUAL REPORT 2002   43

INVESTMENT BANKING GROUP

Group Description and Strategy

Investment Banking Group (IBG) combines all of the businesses serving corporate, institutional and government clients across a broad range of industry sectors in Canada, with a North America-wide focus on the media and communications and the energy sectors. In the U.S. Midwest, the group serves mid-market clients under the Harris Nesbitt brand, and we specialize in the food and agribusiness sectors across the United States. IBG also serves institutional and government clients in the United Kingdom, Europe and Asia.

     We offer clients complete financial solutions across the entire balance sheet, including treasury services, foreign exchange, trade finance, cash management, corporate lending, securitization, and public and private debt and equity underwriting. The group also offers leading financial advisory services in mergers and acquisitions and restructurings, while providing our investing clients with industry-leading research, sales and trading services.

     Our growth strategy is to build an integrated full-service, mid-market North American investment bank, capitalizing on industry specialties and distinctive capabilities.

2002 Group Objectives and Achievements

Maintain Canadian leadership in the high-return fee businesses of equity, debt, securitization, and mergers and acquisitions.

•	Participated in 312 Canadian corporate debt and equity transactions, raising $50 billion.

•	Advised on more Canadian mergers and acquisitions than any other investment bank, a total value of $14.2 billion.

•	Ranked Top Overall Research Team in the Brendan Wood International Survey of institutional investors for the 22nd consecutive year. We also ranked first, in the same survey, for Overall Quality of Sales Service and Overall Quality of Trader Service.

•	Ranked first in market share of Canadian equity block trading for the eighth straight year.

•	Canadian Securitization unit ranked first in market share for asset-backed commercial paper conduit outstandings and term market issuance. It also ranked first in mortgage-backed and asset-backed securities trading for the seventh consecutive year.

Grow existing Harris Nesbitt franchise into a leading investment banking franchise in the U.S. Midwest mid-market.

•	Established a nationally recognized food sector specialization in both corporate and investment banking.

•	Aligned strong cash management capabilities well suited to mid-market clients.

•	Continued to leverage existing brand with full product offering.

Continue to expand coverage of the media and communications and the energy sectors.

•	Effectively integrated investment/corporate/merchant banking to offer total balance sheet solutions for growth capital in media and communications.

•	Energy group continued to provide an integrated offering with North American scope.

Leverage our merchant banking capabilities and expand our private equity investments.

•	Hired five new professionals.

•	Completed initial work to launch BMO Equity Partners Fund II.

Continue to develop the Credit Investment Management (CIM) business by increasing assets under management to US$15 billion, with a focus on high-grade asset structures.

•	Assets under management increased US$3 billion to US$13 billion, somewhat below our objective because of the challenging credit environment.

2003 Group Objectives

•	Maintain Canadian leadership in the high-return fee businesses of equity, debt, securitization, and mergers and acquisitions.

•	Continue to build on the success of the Harris Nesbitt mid-market franchise.

•	Selectively expand into new products and trading strategies that relate to our areas of existing expertise.

•	Build further on our strengths in targeted high-growth sectors and markets.

•	Maintain a disciplined approach to cost and capital management.

Business Environment and Outlook

Investment Banking Group operates in a rapidly consolidating and competitive financial services industry. Opportunities are less restrained by national borders, and success depends on the ability to provide transnational and integrated financial solutions. Difficult economic and credit conditions, partly attributable to concerns about corporate misconduct, created an extremely challenging business environment in 2002. Despite these challenges, our group executed well across its core business activities.

     We remain cautious about the near-term environment as the current weakness in financial markets, depressed origination markets and a tentative credit environment are expected to persist into 2003. Notwithstanding these challenges, the group remains well positioned for growth in North America and stands to benefit from any improvements in the market environment. The group expects Canadian economic growth of 3 3/4% in 2003, up from 3 1/4% in 2002.

44   BMO FINANCIAL GROUP ANNUAL REPORT 2002

Financial Results

Investment Banking Group net income rose $115 million or 24%. Excluding a write-down of $178 million ($105 million after tax) in the group’s equity investment in its own CBOs in 2001, which was categorized as a non-recurring item for reporting purposes, net income for fiscal 2002 improved by $10 million to $592 million. There were no non-recurring items in 2002. Difficult capital markets and credit conditions created a much more challenging environment in 2002. The improvement in this year’s net income was reflective of a significantly lower provision for credit losses, which was primarily due to a change in BMO’s loan loss allocation methodology, as discussed below.

     Revenue declined $263 million to $2,534 million. Excluding non-recurring items, revenue declined $441 million or 15%. Weak North American economic and credit environments contributed to a general downturn in investment banking fees and downward pressure on corporate lending volumes. Trading-related revenue declined $204 million to $383 million, having been particularly robust in 2001. Net investment securities losses totalled $142 million in 2002, including final CBO write-downs of $103 million, compared with net losses of $195 million in 2001. Notwithstanding the challenging business and market environments, revenue benefited from strong restructuring activity and income trust origination in Investment and Corporate Banking, from increased spreads in our interest-rate-sensitive businesses in Capital Markets and from strong fee-based revenue growth in Securitization and Credit Investment Management.

     Provisions for credit losses declined $318 million to $227 million in 2002. In 2002, the provision for credit losses was based on expected losses over an economic cycle. Corporate Support is charged for differences between expected loss provisions charged to the client groups and provisions required under GAAP. As explained more fully on page 48, in 2001 there were some differences in how loan loss provisions were charged to client groups and to Corporate Support. Accordingly, the provision for credit losses should be considered in conjunction with provisions charged to Corporate Support for comparative purposes.

     Non-interest expenses were reduced $91 million or 6%, largely due to a reduction in performance-based compensation and a disciplined approach to cost management. These improvements were partly offset by severance costs in 2002.

2001 Compared with 2000

Net income in 2001 was $477 million, a decrease of $207 million. Excluding the write-down of equity investments in our own CBOs, net income was $582 million, or $102 million below 2000. Revenue increased 4% but excluding non-recurring items, revenue rose $278 million or 10%, driven by significantly improved results in Capital Markets, which benefited from interest rate reductions and improved client-driven trading activity. Strong dividend income, securitization fees and increased loan spreads also contributed to the increase. Merger and acquisition activities, new issue activities and equity market volumes all declined in the weaker business environment. The provision for credit losses increased $389 million due to the effect of deteriorating economic conditions in North America on our U.S. mid-market corporate and Canadian portfolios. Expenses increased $96 million or 7% due to higher performance-based compensation and increased employee costs.

Investment Banking Group ($ millions, except as noted)

Reported (As at or for the year ended October 31)	2002	2001	2000

Net interest income (teb)	1,466	1,497	1,320
Non-interest revenue	1,068	1,300	1,377

Total revenues (teb)	2,534	2,797	2,697
Provision for credit losses	227	545	156
Non-interest expense	1,421	1,512	1,416

Income before provision for income taxes, non-controlling interest in subsidiaries and goodwill amortization	886	740	1,125
Income taxes (teb)	294	256	434
Amortization of goodwill, net of applicable income taxes	–	7	7

Net income	592	477	684

Net economic profit	(3)	(50)	160
Cash return on equity (%)	10.4	9.4	14.8
Average net interest margin (%)	1.04	1.03	0.92
Non-interest expense-to-revenue ratio (%)	56.1	54.1	52.5
Average common equity	5,112	4,509	4,216
Average assets	140,760	145,092	143,259
Total risk-weighted assets	55,933	68,545	75,316
Average current loans	49,810	58,318	60,052
Average deposits	58,798	64,950	73,810
Assets under administration	71,833	84,317	75,644
Assets under management	20,283	16,485	11,404
Full-time equivalent staff	2,140	2,158	2,136

Excluding non-recurring items
Total revenues (teb)	2,534	2,975	2,697
Net income	592	582	684
Cash return on equity (%)	10.4	11.7	14.8
Non-interest expense-to-revenue ratio (%)	56.1	50.8	52.5

BMO FINANCIAL GROUP ANNUAL REPORT 2002   45

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

Lines of Business

Investment and Corporate Banking

Description and Strategy

Investment and Corporate Banking (I&CB) provides a full suite of financial services to clients throughout North America and Europe. Services include advising on mergers and acquisitions, restructurings and recapitalizations, as well as providing valuation and fairness opinions. I&CB also provides capital raising services through debt and equity underwriting and a full range of lending products, balance sheet management solutions and cash management services. Our strategy is to reinforce our leadership position in Canada while growing in the U.S. Midwest mid-market through Harris Nesbitt and expanding our coverage of the media and communications and the energy sectors in North America.

Overview of Line Performance

A weak economic and credit environment contributed to a general downturn in investment banking fees and downward pressure on lending volumes. Strong restructuring activity and income trust origination were among the bright spots in an otherwise soft new issues market in 2002.

2003 Focus

•	Enhance and expand our Canadian franchise while growing a more fully integrated investment and corporate bank in key industry sectors and markets in the United States.

•	Deepen relationships with targeted clients by providing them with superior client service and integrated financial solutions.

•	Further diversify our U.S. business mix by increasing fee-based revenues.

Capital Markets

Description and Strategy

The Capital Markets line of business provides integrated debt, currency, interest rate and commodity solutions to targeted wholesale, commercial and retail clients. The unit also provides efficient funding and liquidity management to BMO and its clients.

Overview of Line Performance

Capital Markets used its business diversity effectively to generate strong net income despite difficult market conditions. Overall, reduced client activity was offset by increased spreads in our interest-rate sensitive businesses. In 2002, we significantly enhanced the U.S. debt origination and credit derivatives franchises.

2003 Focus

•	Deepen and expand client penetration while broadening the product offering in growth areas such as interest rate, commodity and credit derivatives.

•	Continue to implement integrated client coverage initiatives with the Equity Division.

•	Continue investing in technology and process improvements.

Equity Division

Description and Strategy

The Equity Division offers a comprehensive suite of Canadian equity products globally. These products are complemented by high-quality sales, trading and research capabilities, and an intense client focus. We continue to maintain and enhance our leadership position in Canada, while selectively growing in the United States.

Overview of Line Performance

In an extraordinarily difficult market environment, the Equity Division produced solid performance. The Brendan Wood International Survey of institutional investors ranked BMO Nesbitt Burns Top Overall Research Team for the 22nd consecutive year. The same survey also ranked the firm first in Sales and Trader services. We also maintained top market share of block trading dollar value on the Toronto Stock Exchange, with 12.86%.

2003 Focus

•	Expand our U.S. proprietary derivatives trading and our research coverage of U.S. stocks.

•	Continue to implement integrated client coverage initiatives with the Capital Markets unit.

Securitization and Credit Investment Management

Description and Strategy

The Securitization and Credit Investment Management (CIM) line of business offers both issuers and investors products and services that use credit as a tool for asset management and funding alternatives. Our strategy is to utilize existing capabilities to create a highly profitable, market-leading structured credit business.

Overview of Line Performance

Results were affected by write-downs of equity investments in CBOs. Otherwise, performance was solid, led by a 27% increase in fee revenue.

Securitization maintained its dominant market position in Canada, reflecting consistent performance and innovation, with specialized capabilities and a profitable niche focus in the United States. In the United Kingdom, CIM’s portfolio management skills continued to provide a competitive advantage as we increased our investor base and assets under management to US$10 billion and delivered consistent performance. CIM North America continues to deliver top-quartile returns to our investors on assets of US$3 billion. Both groups experienced slower than expected asset growth due to difficult credit market conditions.

46   BMO FINANCIAL GROUP ANNUAL REPORT 2002

2003 Focus

Securitization

•	Maintain leadership position in Canada and remain a recognized niche player in the United States by focusing on innovative structuring solutions in new and existing market segments.

•	Continue to increase fee-based revenue.

CIM

•	Grow assets under management by US$3.6 billion with a focus on high-grade asset structures and fiduciary high-yield assets.

International

Description and Strategy

The International line of business provides financial institutions and select multinational corporations with best-in-class client service and innovative financial and operational solutions. These services include trade finance, correspondent banking, financing and other bank services, which are enhanced through the use of technology. We continue to pursue a strategy of prudently supporting our North American clients in the key international markets where they do business.

Overview of Line Performance

The year 2002 proved a challenging one as slowing and uncertain economic conditions reduced export and import transactions, resulting in lower trade finance volumes and fees and moderate results in the international banking sector. We have made solid progress on our strategy to provide fully integrated solutions to clients. This has resulted in enhanced service for our clients and improved fees across Investment Banking Group.

2003 Focus

•	Maintain our leadership in trade finance and grow our business in those markets where we have distinctive product and risk assessment capabilities.

•	Continue to promote our unique Canadian and U.S. correspondent banking capabilities internationally.

Merchant Banking

Description and Strategy

The Merchant Banking line of business operates through BMO Equity Partners and BMO Halyard Partners. It sources, structures and finances private equity investments, primarily in North America. Our strategy is to capitalize on proprietary information flows to build and manage a portfolio of private equity investments in mid-market companies that produce superior returns over time.

Overview of Line Performance

Weakening economic conditions created a climate of uncertainty in financial markets and affected overall commitment levels and performance. Despite this, we strengthened our merchant banking business by continuing to successfully align our institutional priorities with the other IBG lines of business.

2003 Focus

•	Continue to selectively pursue investments that will achieve superior returns, as demand for private equity investing increases.

BMO FINANCIAL GROUP ANNUAL REPORT 2002   47

CORPORATE SUPPORT, INCLUDING TECHNOLOGY AND SOLUTIONS

Corporate Support

Group Description

Corporate Support includes the corporate units that provide expertise and governance support for BMO Financial Group in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, human resources and learning. It also includes revenues and expenses associated with certain securitization activities, the hedging of foreign source revenues, the debenture and former equity investments in Bancomer, and activities related to the management of certain balance sheet positions and BMO’s overall asset/liability structure.

     The operating results of Technology and Solutions (T&S) are included with Corporate Support for reporting purposes. Costs of T&S services are transferred to the client groups (P&C, PCG and IBG) and only relatively minor variance amounts are retained in T&S results. As such, results in this section are largely reflective of Corporate Support activities, not T&S activities.

Financial Results

Corporate Support, including T&S incurred a net loss of $239 million in 2002, a deterioration of $318 million from 2001. Results of a year ago included a $321 million gain on sale of the investment in Bancomer, a $100 million general provision for credit losses and an adjustment of future tax assets, which were classified as non-recurring items for reporting purposes. Excluding non-recurring items, net income declined $129 million from 2001. Results for 2002 reflect a significantly higher provision for credit losses. However, provisions charged to Corporate Support in 2002 are not comparable to provisions charged in 2001 because of differences in allocation methodology, as discussed below. Revenue growth of $91 million, excluding non-recurring items, benefited from recognition of revenue from BMO’s corporate loan securitization and other corporate revenues. Expense growth of $121 million was reflective of higher pension and corporate costs, including Corporate Support’s share of severance costs.

Provisions for credit losses totalled $311 million for the year. In 2001, excluding non-recurring items, provisions totalled $66 million. In 2002, the provision for credit losses charged to each of the client groups was based on its expected credit losses over an economic cycle. Corporate Support is charged for differences between the periodic provisions charged to the client groups and BMO’s provision required under GAAP. In 2001, the provision for credit losses charged to IBG was based on this expected loss methodology for most operations, but included the required GAAP provisions for some operations, including Harris Bank. Accordingly, provisions charged to Corporate Support should be considered in conjunction with provisions charged to IBG for comparative purposes.

Corporate Support, including Technology and Solutions
($ millions, except as noted)

Reported (As at or for the year ended October 31)	2002	2001	2000

Net interest income (teb)	(405)	(450)	(423)
Non-interest revenue	425	700	513

Total revenues (teb)	20	250	90
Provision for credit losses	311	166	(34)
Non-interest expense	312	191	133

Income before provision for income taxes, non-controlling interest in subsidiaries and goodwill amortization	(603)	(107)	(9)
Income taxes (teb)	(424)	(244)	(110)
Non-controlling interest	60	42	20
Amortization of goodwill, net of applicable income taxes	–	16	16

Net income	(239)	79	65

Full-time equivalent staff	8,309	9,111	8,272

Excluding non-recurring items
Total revenues (teb)	20	(71)	16
Provision for credit losses	311	66	8
Non-interest expense	312	191	176
Net income	(239)	(110)	(29)

2001 Compared with 2000

Net income for 2001 was $79 million, up $14 million from fiscal 2000. Excluding non-recurring items, the net loss was $110 million, which was $81 million higher than in fiscal 2000. The deterioration was attributable to a $54 million reduction in earnings recognized on BMO’s investment in Bancomer because of a change to cost accounting, and to higher provisions for credit losses. Results in 2001 benefited from tax initiatives and the resolution of issues with taxation authorities.

48   BMO FINANCIAL GROUP ANNUAL REPORT 2002

Technology and Solutions

Group Description and Strategy

Technology and Solutions (T&S) (formerly known as Emfisys®) provides information technology planning, strategy and development services, together with transaction processing, sourcing and real estate services for BMO Financial Group. In addition, T&S is responsible for the creation, development and support of BMO’s e-business services. Our group’s strategy is to operate as a market-competitive organization, providing quality service and solutions that make us the supplier of choice for our clients.

2002 Group Objectives and Achievements

Complete nation-wide rollout of the majority of Pathway Connect.

•	The rollout of this state-of-the-art Windows 2000 platform will be completed early in fiscal 2003. The platform, to be in all branches and direct banking centres across Canada, provides employees with electronic tools that help deepen relationships with clients and improve client service.

Focus on our clients by creating an environment that supports a “market of one” approach to sales, service and relationships.

•	Significantly enhanced bmo.com and integrated all BMO Internet sites to make it easier for each of our clients to access online accounts, tools, resources, products and services that meet their individual needs.

Continue to create alliances and partnerships that deliver world-class financial solutions and outstanding quality to our clients.

•	Launched dealerAccessTM4, a multi-lender Internet portal for auto dealers. It allows clients to apply for automotive financing online.

Increase penetration in high-growth, high-value markets by leveraging industry-leading technology capabilities in wealth management and investment banking.

•	BMO’s wealth management acquisitions have built a nation-wide U.S. platform for the distribution of a full suite of products and services, which include private banking, full-service investing, direct investing, mutual funds and institutional money management.

•	Successfully integrated Harrisdirect (CSFBdirect and Harris InvestorLine) within a single, industry-leading technology platform.

•	Completed the acquisition of the Morgan Stanley®6 Individual Investor Group online client accounts, which expanded Harrisdirect’s high-end client base and provided opportunity to further leverage Harrisdirect’s scale and leading edge technology.

2002 Group Focus

•	Improve profitability by applying the most efficient, effective and economical technology and processes to generate ongoing savings and increased revenues.

HARRIS BANK

Description and Strategy

Harris Bank, with US$30 billion in assets, is one of the largest community bank networks in Illinois. We are a nationally recognized provider of private client and personal trust services, and a premier U.S. Midwest mid-market corporate and investment bank. We provide individual, small and medium-sized business and corporate clients throughout the Chicagoland area and beyond with high-quality service, advice and product choices. This wide array of quality services creates the foundation for strong customer relationships, which we believe are central to our business.

     Harris is a key component of BMO Financial Group’s strategy of expanding selectively and substantially in the United States. We plan to maintain our momentum in retail and business banking through significant branch expansion and acquisitions, and by moving beyond our Chicagoland base. Another priority is to sustain our premier position among U.S. Midwest mid-market corporate and investment bank service providers. We plan to do this by building on BMO Nesbitt Burns’ North American strengths. We are also focused on further expanding our national wealth management platform by deepening and broadening client relationships through our integrated service offerings.

2003 Reporting

In fiscal 2003, BMO Financial Group’s reporting will evolve. BMO plans to provide more detailed disclosure on U.S. results, including U.S. results by operating group. This change is consistent with the development of BMO’s transnational growth strategy and will promote a better understanding of BMO’s U.S. operations, which extend beyond the Harris Bank legal entity.

In conjunction with these changes, we expect to discontinue separate disclosure of Harris Bank’s results. Subsequent to BMO’s year end, Harris filed to voluntarily forgo its status as an SEC registrant. Therefore, no objectives are outlined for 2003, apart from those provided within the operating group sections.

BMO FINANCIAL GROUP ANNUAL REPORT 2002   49

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

2002 Objectives and Achievements

Sustain strong retail and small business lending growth, with the target of increasing loans outstanding by more than US$1 billion per year for the next several years.

•	Chicagoland Banking’s retail and small business loans increased US$1.7 billion or 26%. The acquisition of Joliet accounted for US$500 million or seven percentage points of this increase.

Continue strong organic growth and selective acquisitions toward our objective of building the dominant full-service bank in Chicagoland.

•	Chicagoland Banking attained 6% organic deposit growth and grew 13% overall, including our 2001 Joliet acquisition.

•	Deposits and loan growth combined with strong cost controls resulted in accelerating revenue and earnings momentum.

Continue to expand U.S. wealth management business through both acquisition and organic growth and by leveraging Harris’ long-standing reputation in major U.S. markets.

•	Opened new full-service wealth management offices in Bellevue, Washington and Minneapolis, Minnesota. These offices offer clients full-service investing, direct investing, private banking and investment management services.

Accelerate the development of top-tier, multi-product, lead-client relationships and continue our double-digit growth in investment banking revenues at Harris Nesbitt.

•	Ended the year with an improved market profile and significant business achievements despite the difficult environment for financing-related and advisory products.

•	Transaction volumes for lead financings, advisory services and cash management increased, with a good mix of new clients and expanded business with existing clients.

•	Loan utilization rates were affected by general weakness in the economy.

Financial Results

On a U.S. dollar/U.S. GAAP basis, Harris Bank’s net income was $278 million, up $77 million from a year ago. In the fourth quarter of 2001, Harris increased its provision for credit losses by $125 million ($80 million after tax) because of continued economic uncertainty. Earlier in 2001, Harris recognized a $60 million ($36 million after tax) gain on the sale of the Harris Bank merchant card business to a unit of BMO Financial Group in connection with the establishment of the MonerisTM5 Solutions joint venture. The gain was not included in BMO’s consolidated results because it was between related companies. Excluding the gain on sale and the aforementioned increase in the provision for credit losses, net income increased $33 million or 14%. The increase was driven by continued strong retail and small business growth, higher gains on sales of investment securities and the Joliet acquisition, partially offset by higher provisions for credit losses. The acquisition of Joliet in the third quarter of 2001 increased revenue, expenses and net income, and affects comparisons between years.

     Revenue increased $77 million from the prior year. Excluding the gain on sale of the merchant card business in 2001, revenue rose $137 million or 11%. The acquisition of Joliet accounted for three percentage points of the improvement. Continued growth in consumer, mortgage and small business loans, higher net interest margins and a $30 million increase in gains on sales of investment securities also contributed to the improvement. Net interest margins improved by 39 basis points to 3.38% due to the declining interest rate environment in 2001 and a higher mix of retail loans and deposits in 2002.

     Non-interest expenses increased 9% to $817 million. Excluding the impact of the Joliet acquisition, expenses increased 5%, reflective of cost containment efforts. Expense growth related to the integration of Joliet, system conversions, expansion initiatives and robust volume growth in Chicagoland Banking.

Harris Bank (U.S. GAAP/US$ millions, except as noted)

Reported (As at or for the year ended October 31)	2002	2001	2000

Net interest income (teb)	836	760	694
Non-interest revenue	505	504	489

Total revenues	1,341	1,264	1,183
Provision for credit losses	99	208	27
Non-interest expense	817	747	736

Income before provision for income taxes and goodwill amortization	425	309	420
Income taxes (teb)	146	105	149
Amortization of goodwill, net of applicable income tax	1	3	3

Net income	278	201	268

Net income by group: P&C	120	73	64
PCG	26	23	22
IBG	158	87	148
Corp	(26)	18	34
Net economic profit	101	28	124
Cash return on equity (U.S. basis) (%)	17.5	12.9	21.1
Average net interest margin (U.S. basis) (%)	3.38	2.99	2.83
Cash non-interest expense-to-revenue ratio (%)	58.7	57.2	60.3
Average common equity	1,944	1,798	1,509
Average assets	27,802	28,677	27,705
Total risk-weighted assets	22,909	22,732	23,287
Full-time equivalent staff	5,826	5,756	6,260

2001 Compared with 2000

On a U.S. dollar/U.S. GAAP basis, net income was $201 million, a decline of $67 million or 25% from 2000. Excluding gains on and earnings of divested businesses and the $80 million after-tax provision increase, net income increased $15 million or 6% from 2000. The increase was attributable to strong business growth and a favourable interest rate environment, partially offset by the higher loan loss provision associated with the impact of the slowing economy and by expenses related to business growth and expansion.

50   BMO FINANCIAL GROUP ANNUAL REPORT 2002

ECONOMICAL AND FINANCIAL SERVICES DEVELOPMENTS
Highlights

•	Interest rates in 2002 were at their lowest level in four decades	•	Interest rates are forecast to rise in 2003.
•	The Canadian and U.S. economies are expected to strengthen in 2003	•	Business spending should rise in 2003.

Canadian and U.S. Economic and Financial Services Developments in 2002

After slowing last year, the Canadian economy has grown strongly so far in 2002. Real GDP rose at an annual rate of 4 1/2%, on average, in the first three quarters of the year. Activity was led by demand for interest-sensitive goods, with consumers taking advantage of the lowest short-term interest rates in four decades to purchase automobiles and homes. Lofty demand and low supplies of resale homes in some areas lifted housing starts to 12-year highs. In this supportive environment, demand for residential mortgages accelerated and consumer loans continued to grow. However, business lending continued to decline in the first half of the year amid lingering softness in capital spending.

     Canadian job growth accelerated this year, with a net 459,000 positions created in the first ten months of 2002. The strong economy encouraged the Bank of Canada to raise overnight lending rates moderately in the spring and summer. However, in light of the uncertain outlook for the global economy, the central bank remained on the sidelines in the fall. With short-term interest rates still low, demand deposits have grown faster than term deposits in the past year.

     Following last year’s recession, the U.S. economy has expanded at an annual rate of 3 1/2%, on average, in the first three quarters of 2002, led by record sales of automobiles and new homes. Accordingly, residential mortgages and personal loans grew briskly this year. However, business spending and hiring have remained soft and business credit has declined. Because of the uneven nature of the expansion, the Federal Reserve has kept overnight rates at 40-year lows. Capital markets activity remained sluggish amid lower equity prices.

Economic and Financial Services Outlook for 2003

The Canadian economy is expected to grow at a respectable pace in 2003. Housing activity and personal spending will continue to benefit from low (albeit rising) interest rates. A weak currency and an anticipated recovery in the U.S. economy should support exports. The jobless rate is expected to decline during the year. Inflation will likely remain low in the absence of excess demand pressures. Interest rates are anticipated to rise gradually in 2003 as the Bank of Canada unwinds the substantial amount of monetary stimulus in the system. The Canadian dollar is projected to strengthen against the U.S. dollar amid favourable interest-rate spreads and large trade surpluses. The economic environment should support mortgage and personal loan growth and spur a pickup in business credit in the year ahead.

     Stimulative monetary and fiscal policies will sustain the expansion of the U.S. economy in 2003. Consumer spending is expected to remain healthy, though sales of automobiles and homes will likely moderate from recent highs. Business investment is projected to recover as capacity use increases. The jobless rate is forecast to trend lower. Interest rates should remain low in the near term, though the Federal Reserve will likely shift to a tightening posture in the summer of 2003. Business credit is expected to improve as capital investment picks up. Although mortgage growth will likely moderate from record highs, consumer credit growth should remain firm amid rising employment.

Canadian Financial Services Legislation

In the regulatory arena, focus has been on implementing Bill C-8, the Canadian government’s financial services reform bill. This has involved the drafting, discussion and passage of numerous regulations necessary to give effect to the legislation. The process is now drawing to a close as essential elements of the consumer-based Access to Basic Banking Services regulations are finalized. Another focus has been on the implementation of the federal anti-money laundering, proceeds of crime and terrorist activities legislation, of which various provisions became effective in June 2002.

BMO FINANCIAL GROUP ANNUAL REPORT 2002   51

SUPPLEMENTAL INFORMATION

TABLE 1 Shareholder Value

As at or for the year ended October 31	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993

Market Price per Common Share ($)
High	40.65	44.40	35.80	34.80	43.50	30.80	20.83	15.50	15.38	13.69
Low	31.00	32.75	21.00	24.68	25.88	19.53	14.69	12.06	11.00	10.66
Close	38.10	33.86	35.25	28.33	31.55	30.43	20.28	14.88	12.56	13.44
Common Dividends
Dividends declared per share ($)	1.20	1.12	1.00	0.94	0.88	0.82	0.74	0.66	0.60	0.56
Dividends paid per share ($)	1.18	1.09	0.99	0.93	0.88	0.80	0.71	0.65	0.59	0.56
Dividend payout ratio (%)	44.0	40.8	30.2	39.6	37.4	35.0	35.1	38.2	40.3	43.3
Excluding non-recurring items (%)	42.8	43.8	33.7	36.8	37.4	33.8	34.7	36.8	37.9	43.3
Dividend yield (%)	3.1	3.3	2.8	3.3	2.8	2.9	3.9	4.4	4.8	4.2
Total Shareholder Return (%)
Five-year annual average	7.9	14.3	22.9	22.0	23.3	26.1	22.2	23.1	14.3	20.6
One-year return	16.2	(1.2)	29.0	(7.4)	6.4	55.0	42.4	24.1	(2.3)	19.4
Common Share Information
Number outstanding (in thousands)
End of period	492,505	489,085	522,584	534,064	528,866	522,873	519,874	527,369	530,913	498,188
Average basic	490,816	511,286	531,318	531,723	525,021	520,819	522,465	531,264	502,615	495,454
Average diluted	499,464	523,561	540,815	542,920	542,181	538,469	538,271	548,267	512,992	505,267
Number of shareholder accounts	44,072	45,190	46,663	49,369	51,387	53,651	55,571	57,187	58,879	62,342
Book value per share ($)	21.07	19.69	19.63	17.44	16.36	14.59	12.94	11.71	10.69	9.70
Total market value of shares ($ billions)	18.8	16.6	18.4	15.1	16.7	15.9	10.5	7.8	6.7	6.7
Price-to-earnings multiple	14.0	12.4	10.7	11.9	13.4	12.9	9.7	8.6	8.3	10.4
Excluding non-recurring items	13.6	13.3	11.9	11.1	13.4	12.5	9.5	8.3	7.9	10.4
Price-to-cash earnings multiple	13.2	11.6	10.2	11.3	12.7	12.3	9.1	8.1	8.0	9.8
Excluding non-recurring items	12.9	12.4	11.4	10.5	12.7	11.9	9.0	7.8	7.5	9.9
Market-to-book value multiple	1.81	1.72	1.80	1.62	1.93	2.09	1.57	1.27	1.17	1.39

TABLE 2 Summary Income Statement and Growth Statistics ($ millions, except as noted)

For the year ended October 31	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
Income Statement
Net interest income (teb)	4,935	4,641	4,338	4,417	4,152	4,186	3,711	3,564	3,325	3,207
Non-interest revenue	3,924	4,222	4,326	3,511	3,118	2,981	2,516	2,102	1,871	1,654

Total revenue (teb)	8,859	8,863	8,664	7,928	7,270	7,167	6,227	5,666	5,196	4,861
Provision for credit losses	820	980	358	320	130	275	225	275	510	675
Non-interest expense	6,030	5,671	5,258	5,288	4,785	4,567	3,913	3,612	3,208	2,897

Income before provision for income taxes, non- controlling interest in subsidiaries and goodwill	2,009	2,212	3,048	2,320	2,355	2,325	2,089	1,779	1,478	1,289
Income taxes (teb)	530	643	1,123	874	938	954	866	746	627	555
Non-controlling interest in subsidiaries	62	42	19	21	25	25	20	13	11	6

Net income before goodwill	1,417	1,527	1,906	1,425	1,392	1,346	1,203	1,020	840	728
Amortization of goodwill, net of applicable income tax	—	56	49	43	42	41	35	34	15	19

Net income	1,417	1,471	1,857	1,382	1,350	1,305	1,168	986	825	709

Year-over-year growth (%)	(3.7)	(20.8)	34.4	2.4	3.5	11.7	18.4	19.5	16.4	10.9
Net income excluding non-recurring items	1,456	1,378	1,672	1,477	1,350	1,348	1,182	1,020	871	709
Year-over-year growth (%)	5.7	(17.6)	13.1	9.5	0.2	14.1	15.8	17.1	22.9	9.5
Earnings per Share before Goodwill ($)
Basic	2.73	2.83	3.40	2.46	2.44	2.43	2.17	1.79	1.53	1.33
Diluted	2.68	2.77	3.34	2.41	2.37	2.36	2.12	1.75	1.51	1.31
Year-over-year growth (%)	(3.2)	(17.1)	38.6	1.7	0.4	11.3	21.1	15.9	15.3	8.3
Earnings per Share ($)
Basic	2.73	2.72	3.30	2.38	2.36	2.35	2.10	1.73	1.51	1.30
Diluted	2.68	2.66	3.25	2.34	2.29	2.28	2.06	1.69	1.49	1.28
Year-over-year growth (%)	0.8	(18.2)	38.9	2.2	0.4	10.7	21.9	13.4	16.4	8.5
Excluding non-recurring items	2.76	2.48	2.91	2.51	2.29	2.36	2.08	1.75	1.57	1.28
Year-over-year growth (%)	11.3	(14.8)	15.9	9.6	(3.0)	13.5	18.9	11.5	22.7	7.6
Diluted Cash Earnings per Share ($)	2.83	2.86	3.39	2.46	2.42	2.42	2.17	1.79	1.55	1.35
Year-over-year growth (%)	(1.0)	(15.6)	37.8	1.7	—	11.5	21.2	15.5	14.8	14.4
Excluding non-recurring items	2.91	2.68	3.05	2.64	2.42	2.50	2.19	1.86	1.64	1.34
Year-over-year growth (%)	8.6	(12.1)	15.5	9.1	(3.2)	14.2	17.7	13.4	22.4	12.6

52   BMO FINANCIAL GROUP ANNUAL REPORT 2002

TABLE 3 Profitability and Growth Statistics ($ millions, except as noted)

For the year ended October 31	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993

Net income	1,417	1,471	1,857	1,382	1,350	1,305	1,168	986	825	709
Preferred dividends	79	80	101	117	112	83	69	69	69	68

Net income available to common shareholders	1,338	1,391	1,756	1,265	1,238	1,222	1,099	917	756	641
Average common shareholders’ equity	9,973	10,100	9,745	8,976	8,128	7,165	6,457	5,937	5,088	4,564
Return on equity (%)	13.4	13.8	18.0	14.1	15.2	17.1	17.0	15.4	14.9	14.1
Excluding non-recurring items (%)	13.8	12.9	16.1	15.1	15.2	17.7	17.2	16.0	15.8	14.1
Cash return on equity (%)	14.2	14.8	18.8	14.8	16.1	18.0	17.9	16.4	15.5	14.8
Excluding non-recurring items (%)	14.6	13.9	16.9	15.9	16.1	18.6	18.2	17.0	16.4	14.8
Return on average assets (%)	0.57	0.60	0.79	0.61	0.59	0.66	0.74	0.68	0.68	0.63
Excluding non-recurring items (%)	0.59	0.57	0.71	0.65	0.59	0.69	0.75	0.71	0.71	0.63
Return on average assets available to common shareholders (%)	0.54	0.57	0.75	0.56	0.54	0.62	0.69	0.64	0.62	0.57
Excluding non-recurring items (%)	0.56	0.53	0.67	0.60	0.54	0.64	0.70	0.66	0.66	0.57

TABLE 4 Summary Balance Sheet ($ millions)

As at October 31	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993

Assets
Cash resources	19,305	17,656	18,508	24,036	19,730	32,245	24,187	20,317	14,659	12,081
Securities	43,715	37,676	46,463	43,273	43,465	41,789	36,609	33,019	26,535	23,328
Loans (net)	142,695	136,829	133,817	138,001	129,691	114,918	98,413	88,442	88,634	74,028
Customers’ liability under acceptances	6,901	7,936	8,630	6,753	6,944	5,594	4,397	4,469	3,430	3,555
Other assets	40,248	39,312	25,978	18,552	22,760	13,292	6,226	5,587	4,917	3,877

Total assets	252,864	239,409	233,396	230,615	222,590	207,838	169,832	151,834	138,175	116,869

Liabilities and Shareholders’ Equity
Deposits	161,838	154,290	156,697	156,874	143,983	144,212	119,262	109,605	98,241	87,859
Other liabilities	75,338	69,763	59,847	58,048	63,208	50,892	39,670	32,602	31,178	20,961
Subordinated debt	3,794	4,674	4,911	4,712	4,791	3,831	3,314	2,595	2,218	2,363
Share capital
Preferred	1,517	1,050	1,681	1,668	1,958	1,274	857	858	860	852
Common	3,459	3,375	3,173	3,190	3,095	3,019	2,989	3,002	3,002	2,632
Retained earnings	6,918	6,257	7,087	6,123	5,555	4,610	3,740	3,172	2,676	2,202

Total liabilities and shareholders’ equity	252,864	239,409	233,396	230,615	222,590	207,838	169,832	151,834	138,175	116,869

Average Daily Balances
Net loans	139,707	138,932	135,339	135,596	130,686	113,136	94,598	87,028	77,292	73,918
Assets	247,990	243,248	234,944	226,714	227,450	196,721	158,316	144,115	122,234	113,387

TABLE 5 Liquid Assets ($ millions, except as noted)

As at October 31	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993

Canadian Dollar Liquid Assets
Deposits with other banks	1,892	1,535	1,814	843	1,080	3,110	2,839	3,002	2,790	1,762
Other cash resources	2,178	1,296	782	817	745	702	631	17	651	734
Securities	23,471	16,398	20,846	15,942	17,216	22,442	22,651	21,245	16,915	16,436

Total Canadian dollar liquid assets	27,541	19,229	23,442	17,602	19,041	26,254	26,121	24,264	20,356	18,932

U.S. Dollar and Other Currencies Liquid Assets
Deposits with other banks	14,445	13,431	15,125	21,279	16,334	26,946	18,606	16,418	11,029	8,476
Other cash resources	790	1,394	787	1,097	1,571	1,487	2,111	880	189	1,109
Securities	20,244	21,278	25,617	27,331	26,249	19,347	13,958	11,774	9,620	6,892

Total U.S. dollar and other currencies liquid assets	35,479	36,103	41,529	49,707	44,154	47,780	34,675	29,072	20,838	16,477

Total liquid assets (a)	63,020	55,332	64,971	67,309	63,195	74,034	60,796	53,336	41,194	35,409
Total liquid assets-to-total assets (%)	24.9	23.1	27.8	29.2	28.4	35.6	35.8	35.1	29.8	30.3
Pledged assets included in total liquid assets (a)(b)	18,858	16,106	17,553	15,518	NA	NA	NA	NA	NA	NA

(a)	Includes liquid assets pledged as collateral for securities sold but not yet purchased, securities sold under repurchase agreements and other secured liabilities.

(b)	Prior year comparatives have been restated. Amounts previously disclosed represented total pledged assets.

NA — not available

BMO FINANCIAL GROUP ANNUAL REPORT 2002   53

SUPPLEMENTAL INFORMATION

TABLE 6 Revenue ($ millions, except as noted)

For the year ended October 31	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993

Total Revenue
Total revenue (teb)	8,859	8,863	8,664	7,928	7,270	7,167	6,227	5,666	5,196	4,861
Year-over-year growth (%)	—	2.3	9.3	9.0	1.4	15.1	9.9	9.0	6.9	9.4
Non-recurring items	—	155	226	(28)	—	—	—	—	—	—

Total revenue (teb) excluding non-recurring items	8,859	8,708	8,438	7,956	7,270	7,167	6,227	5,666	5,196	4,861

Year-over-year growth (%)	1.7	3.2	6.1	9.4	1.4	15.1	9.9	9.0	6.9	9.6
Net Interest Income
Net interest income as reported	4,829	4,499	4,204	4,279	4,024	4,077	3,603	3,480	3,258	3,139
Taxable equivalent adjustment (teb)	106	142	134	138	128	109	108	84	67	68

Net interest income (teb)	4,935	4,641	4,338	4,417	4,152	4,186	3,711	3,564	3,325	3,207

Year-over-year growth (%)	6.3	7.0	(1.8)	6.4	(0.8)	12.8	4.1	7.2	3.7	5.6
Net interest income (teb) excluding non-recurring items	4,935	4,641	4,338	4,417	4,152	4,186	3,711	3,564	3,325	3,207
Year-over-year growth (%)	6.3	7.0	(1.8)	6.4	(0.8)	12.8	4.1	7.2	3.7	5.8
Margin
Total average assets	247,990	243,248	234,944	226,714	227,450	196,721	158,316	144,115	122,234	113,387
Net interest margin (%)	1.99	1.91	1.85	1.95	1.83	2.13	2.34	2.47	2.72	2.83
Canadian dollar net interest margin (%)	2.58	2.78	2.70	2.82	2.52	2.70	2.94	3.39	3.48	3.44
U.S. dollar and other currencies net interest margin (%)	1.37	1.15	1.01	1.19	1.17	1.48	1.58	1.22	1.59	1.94
Non-Interest Revenue
Securities commissions and fees (a)	813	742	859	666	657	742	614	414	313	238
Deposit and payment service charges	732	670	646	616	558	508	473	451	437	430
Trading revenues	209	490	388	295	40	276	277	225	226	202
Lending fees	306	352	322	329	290	240	194	186	180	145
Card fees	260	204	216	205	196	251	234	230	211	208
Investment management and custodial fees	314	336	373	419	407	299	221	240	197	194
Mutual fund revenues	309	251	232	207	199	155	87	53	56	30
Securitization revenues	329	331	343	296	158	32	—	—	—	—
Underwriting and advisory fees (a)	228	234	210	175	212	177	146	81	NA	NA
Investment securities gains (losses) (b)	(146)	123	183	(85)	97	52	71	46	37	40
Foreign exchange, other than trading	151	127	146	133	103	126	120	99	89	48
Insurance income	105	125	96	73	62	62	44	36	51	18
Other revenues (c)	314	237	312	182	139	61	35	41	74	101

Total non-interest revenue	3,924	4,222	4,326	3,511	3,118	2,981	2,516	2,102	1,871	1,654

Year-over-year growth (%)	(7.1)	(2.4)	23.2	12.6	4.6	18.5	19.7	12.3	13.1	17.8
Other income as a % of total revenue	44.3	47.6	49.9	44.3	42.9	41.6	40.4	37.1	36.0	34.0
Non-recurring items (b)(c)	—	155	226	(28)	—	—	—	—	—	—

Total non-interest revenue excluding non-recurring items	3,924	4,067	4,100	3,539	3,118	2,981	2,516	2,102	1,871	1,654

Year-over-year growth (%)	(3.5)	(0.8)	15.8	13.5	4.6	18.5	19.7	12.3	13.1	17.8
Total non-interest revenue as a % of total revenue	44.3	46.7	48.6	44.5	42.9	41.6	40.4	37.1	36.0	34.0

(a)	In 1993 and 1994, underwriting and advisory fees are included in securities commissions and fees.

(b)	Non-recurring items include: a $321 million gain on the sale of Bancomer and a $178 million write-down of equity investments in CBOs in 2001; a $112 million gain on the sale of Partners First in 2000; and a $55 million write-down in the distressed investment portfolio in 1999.

(c)	Non-recurring items include: a $12 million gain on the sale of branches in 2001; a $40 million gain on the sale of branches and a $74 million gain on the sale of Corporate Trust in 2000; and a $27 million gain on the sale of Global Custody in 1999.

NA — not available

54   BMO FINANCIAL GROUP ANNUAL REPORT 2002

TABLE 7 Non-Interest Expense and Expense-to-Revenue Ratios ($ millions, except as noted)

For the year ended October 31	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993

Non-Interest Expense
Employee compensation
Salaries	2,962	2,857	2,800	2,532	2,370	2,284	1,972	1,758	1,567	1,455
Employee benefits	441	355	265	288	204	251	238	241	228	209

Total employee compensation	3,403	3,212	3,065	2,820	2,574	2,535	2,210	1,999	1,795	1,664

Premises and equipment
Rental of real estate	179	134	130	145	147	149	139	136	125	123
Premises, furniture and fixtures	286	289	272	275	256	234	215	206	188	177
Property taxes	52	52	47	52	51	40	40	41	39	40
Computers and equipment	763	678	622	651	518	493	333	296	248	240

Total premises and equipment	1,280	1,153	1,071	1,123	972	916	727	679	600	580

Communications	173	194	259	268	266	246	219	208	180	165
Other expenses
Business and capital taxes	77	103	110	129	134	128	116	110	95	92
Professional fees	291	288	335	343	320	250	173	141	112	64
Travel and business development	261	248	236	227	234	238	199	161	144	122
Other (a)	458	430	202	216	261	226	251	239	195	199

Total other expenses	1,087	1,069	883	915	949	842	739	651	546	477

Amortization of intangible assets	87	43	23	21	24	28	18	15	16	11
Special charge	—	—	—	—	—	—	—	—	71	—
Business process improvement initiative charge	—	—	—	—	—	—	—	60	—	—
Restructuring charge	—	—	(43)	141	—	—	—	—	—	—

Total non-interest expense	6,030	5,671	5,258	5,288	4,785	4,567	3,913	3,612	3,208	2,897

Year-over-year growth (%)	6.3	7.8	(0.6)	10.5	4.8	16.7	8.4	12.6	10.7	5.4
Non-recurring items	62	—	(43)	141	—	75	23	60	71	—

Total non-interest expense excluding non-recurring items	5,968	5,671	5,301	5,147	4,785	4,492	3,890	3,552	3,137	2,897

Year-over-year growth (%)	5.2	7.0	3.0	7.6	6.5	15.5	9.5	13.2	8.3	6.1
Government Levies and Taxes (b)
Government levies other than income taxes
Payroll levies	150	148	133	127	128	123	109	106	95	88
Property taxes	52	52	47	52	51	40	40	41	39	40
Provincial capital taxes	69	93	100	121	120	104	89	84	71	71
Business taxes	8	10	10	8	14	24	27	26	24	21
Goods and services tax and sales tax	142	126	125	118	125	114	101	88	70	64

Total government levies other than income taxes	421	429	415	426	438	405	366	345	299	284

Provision for (recovery of) income taxes reported in:
Statement of income
Provision	424	501	989	736	810	845	758	662	560	487
Amortization of goodwill	—	(6)	(5)	(6)	(6)	(5)	(1)	—	—	—
Statement of retained earnings (c)	77	(350)	(153)	158	(237)	(92)	10	9	(23)	(46)

Total income taxes (c)	501	145	831	888	567	748	767	671	537	441

Total government levies and taxes (c)	922	574	1,246	1,314	1,005	1,153	1,133	1,016	836	725

Total government levies and taxes as a % of net income before taxes and government levies	40.8	24.0	38.3	51.8	38.8	45.2	49.4	51.0	49.6	49.0
Effective tax rate (teb)	26.4	29.1	36.9	37.6	39.8	41.0	41.5	41.9	42.4	43.0
Productivity Analysis
Non-interest expense-to-revenue ratio (%)	68.1	64.0	60.7	66.7	65.8	63.7	62.8	63.7	61.7	59.6
Excluding non-recurring items (%)	67.4	65.1	62.8	64.7	65.8	62.7	62.5	62.7	60.4	59.6

(a)	Effective 2001, processing fees paid to Symcor are included in other expenses.

(b)	Government levies are included in various non-interest expense categories.

(c)	2001 comparatives have been restated to correct the amount previously disclosed as the recovery of income taxes reported in the statement of retained earnings.

BMO FINANCIAL GROUP ANNUAL REPORT 2002   55

SUPPLEMENTAL INFORMATION

TABLE 8 Average Assets, Liabilities and Interest Rates (teb) ($ millions, except as noted)

	2002			2001			2000

		Average	Interest		Average	Interest		Average	Interest
	Average	interest	income/	Average	interest	income/	Average	interest	income/
For the year ended October 31	balances	rate (%)	expense	balances	rate (%)	expense	balances	rate (%)	expense

Assets
Canadian Dollars
Deposits with other banks	2,377	2.81	68	2,165	4.74	104	2,272	5.50	125
Securities	23,441	3.49	817	20,308	5.41	1,098	19,972	5.98	1,194
Loans
Residential mortgages	39,710	5.60	2,222	35,512	6.50	2,307	35,247	6.48	2,283
Non-residential mortgages	2,272	6.69	151	2,167	7.18	155	2,142	7.22	155
Consumer instalment and other personal	14,582	5.91	861	14,159	8.01	1,134	14,061	8.42	1,184
Credit card	1,635	10.42	170	1,443	10.03	145	1,251	9.98	125
Businesses and governments (a)	27,509	4.52	1,244	27,908	6.58	1,836	26,270	6.92	1,817

Total loans	85,708	5.42	4,648	81,189	6.87	5,577	78,971	7.05	5,564

Other non-interest bearing assets	15,789			9,595			14,477

Total Canadian dollars	127,315	4.35	5,533	113,257	5.99	6,779	115,692	5.95	6,883

U.S. Dollar and Other Currencies
Deposits with other banks	13,244	3.29	436	15,583	5.07	790	17,792	5.17	920
Securities	19,902	4.54	903	23,826	6.13	1,460	26,722	6.71	1,793
Loans
Residential mortgages	5,307	6.12	325	4,709	6.70	316	3,726	6.71	251
Non-residential mortgages	1,977	6.82	135	1,675	8.00	134	1,391	8.11	113
Consumer instalment and other personal	5,507	6.19	341	4,231	8.13	344	3,352	8.45	283
Credit card	55	3.49	2	35	4.75	2	28	4.65	1
Businesses and governments (a)	41,153	3.81	1,565	47,093	7.04	3,317	47,871	8.76	4,193

Total loans	53,999	4.39	2,368	57,743	7.12	4,113	56,368	8.59	4,841

Other non-interest bearing assets	33,530			32,839			18,370

Total U.S. dollar and other currencies	120,675	3.07	3,707	129,991	4.89	6,363	119,252	6.33	7,554

Total All Currencies
Total assets and interest income	247,990	3.73	9,240	243,248	5.40	13,142	234,944	6.15	14,437

Liabilities
Canadian Dollars
Deposits
Banks	1,455	1.18	17	1,809	3.88	72	2,364	4.09	96
Businesses and governments	34,955	0.77	268	31,483	3.84	1,210	31,432	4.02	1,264
Individuals	50,180	2.62	1,317	46,439	3.49	1,620	45,697	3.62	1,652

Total deposits	86,590	1.85	1,602	79,731	3.64	2,902	79,493	3.79	3,012
Subordinated debt and other interest bearing liabilities	15,665	4.10	643	14,242	5.14	733	12,470	5.95	743
Other non-interest bearing liabilities	14,038			8,050			12,682

Total Canadian dollars	116,293	1.93	2,245	102,023	3.56	3,635	104,645	3.59	3,755

U.S. Dollar and Other Currencies
Deposits
Banks	15,583	2.17	338	21,448	4.90	1,051	26,679	5.66	1,511
Businesses and governments	33,752	2.20	742	35,663	4.27	1,522	36,863	5.96	2,197
Individuals	20,464	2.20	451	18,442	3.84	708	16,409	4.30	706

Total deposits	69,799	2.19	1,531	75,553	4.34	3,281	79,951	5.52	4,414
Subordinated debt and other interest bearing liabilities	21,782	2.43	529	25,843	6.13	1,585	26,360	7.32	1,930
Other non-interest bearing liabilities	28,686			28,285			12,574

Total U.S. dollar and other currencies	120,267	1.71	2,060	129,681	3.75	4,866	118,885	5.34	6,344

Total All Currencies
Total liabilities and interest expense	236,560	1.82	4,305	231,704	3.67	8,501	223,530	4.52	10,099
Shareholders’ equity	11,430			11,544			11,414

Total liabilities, interest expense and shareholders’ equity	247,990	1.74	4,305	243,248	3.49	8,501	234,944	4.30	10,099

Net interest margin and net interest income		1.99	4,935		1.91	4,641		1.85	4,338

(a)	Includes securities purchased under resale agreements.

56   BMO FINANCIAL GROUP ANNUAL REPORT 2002

TABLE 9  Volume/Rate Analysis of Changes in Net Interest Income (teb) ($ millions)

	2002/2001			2001/2000
	Increase (decrease) due to change in:			Increase (decrease) due to change in:

	Average	Average		Average	Average
For the year ended October 31	balance	rate	Total	balance	rate	Total

Assets
Canadian Dollars
Deposits with other banks	11	(47)	(36)	(5)	(16)	(21)
Securities	169	(450)	(281)	19	(115)	(96)
Loans
Residential mortgages	273	(358)	(85)	18	6	24
Non-residential mortgages	7	(11)	(4)	1	(1)	—
Consumer instalment and other personal	34	(307)	(273)	8	(58)	(50)
Credit card	19	6	25	19	1	20
Businesses and governments	(27)	(565)	(592)	114	(95)	19

Total loans	306	(1,235)	(929)	160	(147)	13

Other non-interest bearing assets	—			—

Change in Canadian dollar interest income	486	(1,732)	(1,246)	174	(278)	(104)

U.S. Dollar and Other Currencies
Deposits with other banks	(118)	(236)	(354)	(114)	(16)	(130)
Securities	(241)	(316)	(557)	(195)	(138)	(333)
Loans
Residential mortgages	40	(31)	9	66	(1)	65
Non-residential mortgages	24	(23)	1	23	(2)	21
Consumer instalment and other personal	104	(107)	(3)	75	(14)	61
Credit card	1	(1)	—	1	—	1
Businesses and governments	(419)	(1,333)	(1,752)	(68)	(808)	(876)

Total loans	(250)	(1,495)	(1,745)	97	(825)	(728)

Other non-interest bearing assets	—			—

Change in U.S. dollar and other currencies interest income	(609)	(2,047)	(2,656)	(212)	(979)	(1,191)

Total All Currencies
Change in total interest income	(123)	(3,779)	(3,902)	(38)	(1,257)	(1,295)

Liabilities
Canadian Dollars
Deposits
Banks	(16)	(39)	(55)	(20)	(4)	(24)
Businesses and governments	133	(1,075)	(942)	2	(56)	(54)
Individuals	130	(433)	(303)	28	(60)	(32)

Total deposits	247	(1,547)	(1,300)	10	(120)	(110)
Subordinated debt and other interest bearing liabilities	73	(163)	(90)	105	(115)	(10)
Other non-interest bearing liabilities	—			—

Change in Canadian dollar interest expense	320	(1,710)	(1,390)	115	(235)	(120)

U.S. Dollar and Other Currencies
Deposits
Banks	(287)	(426)	(713)	(296)	(164)	(460)
Businesses and governments	(82)	(698)	(780)	(72)	(603)	(675)
Individuals	77	(334)	(257)	88	(86)	2

Total deposits	(292)	(1,458)	(1,750)	(280)	(853)	(1,133)
Subordinated debt and other interest bearing liabilities	(249)	(807)	(1,056)	(37)	(308)	(345)
Other non-interest bearing liabilities	—			—

Change in U.S. dollar and other currencies interest expense	(541)	(2,265)	(2,806)	(317)	(1,161)	(1,478)

Total All Currencies
Change in total interest expense	(221)	(3,975)	(4,196)	(202)	(1,396)	(1,598)

Change in total net interest income	98	196	294	164	139	303

BMO FINANCIAL GROUP ANNUAL REPORT 2002   57

SUPPLEMENTAL INFORMATION

TABLE 10  Net Loans and Acceptances — Segmented Information ($ millions)

	Canada					United States

As at October 31	2002	2001	2000	1999	1998	2002	2001	2000	1999	1998

Individuals
Residential mortgages (a)	38,865	33,741	32,342	31,858	29,823	5,469	5,000	4,211	3,512	3,502
Cards	2,275	1,521	1,382	1,144	783	5	6	25	16	14
Personal loans	14,950	14,258	14,395	13,900	12,988	6,214	4,841	3,638	3,004	3,098

Total loans to individuals	56,090	49,520	48,119	46,902	43,594	11,688	9,847	7,874	6,532	6,614

Commercial, corporate and institutional
Diversified commercial	34,537	35,847	35,886	25,083	27,097	30,415	33,881	31,818	38,507	28,683
Securities purchased under resale agreements	8,138	8,397	6,693	8,523	6,350	7,173	6,557	9,615	11,202	13,715

Total commercial, corporate and institutional	42,675	44,244	42,579	33,606	33,447	37,588	40,438	41,433	49,709	42,398

Lesser-developed countries (LDCs)	—	—	—	—	—	—	—	—	—	—
Total loans and acceptances, net of specific allowances for credit losses	98,765	93,764	90,698	80,508	77,041	49,276	50,285	49,307	56,241	49,012
General allowance	(800)	(855)	(930)	(820)	(735)	(380)	(325)	(150)	(150)	(150)

Total net loans and acceptances	97,965	92,909	89,768	79,688	76,306	48,896	49,960	49,157	56,091	48,862

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Other countries					Total

As at October 31	2002	2001	2000	1999	1998	2002	2001	2000	1999	1998

Individuals
Residential mortgages (a)	—	—	—	—	—	44,334	38,741	36,553	35,370	33,325
Cards	—	—	—	—	—	2,280	1,527	1,407	1,160	797
Personal loans	—	—	—	—	—	21,164	19,099	18,033	16,904	16,086

Total loans to individuals	—	—	—	—	—	67,778	59,367	55,993	53,434	50,208

Commercial, corporate and institutional
Diversified commercial	2,054	1,559	3,300	3,434	4,127	67,006	71,287	71,004	67,024	59,907
Securities purchased under resale agreements	353	—	—	5,365	7,455	15,664	14,954	16,308	25,090	27,520

Total commercial, corporate and institutional	2,407	1,559	3,300	8,799	11,582	82,670	86,241	87,312	92,114	87,427

Lesser-developed countries (LDCs)	328	337	222	205	288	328	337	222	205	288
Total loans and acceptances, net of specific allowances for credit losses	2,735	1,896	3,522	9,004	11,870	150,776	145,945	143,527	145,753	137,923
General allowance	—	—	—	—	—	(1,180)	(1,180)	(1,080)	(970)	(885)

Total net loans and acceptances	2,735	1,896	3,522	9,004	11,870	149,596	144,765	142,447	144,783	137,038

TABLE 11  Net Impaired Loans and Acceptances — Segmented Information ($ millions, except as noted)

	Canada					United States

As at October 31	2002	2001	2000	1999	1998	2002	2001	2000	1999	1998

Individuals
Residential mortgages	119	126	138	129	105	—	—	—	—	—
Consumer instalment and other personal loans	39	54	48	48	34	10	2	—	—	—

Total loans to individuals	158	180	186	177	139	10	2	—	—	—
Diversified commercial (b)	473	354	335	344	236	858	692	432	135	108
Lesser-developed countries	—	—	—	—	—	—	—	—	—	—

Total impaired loans and acceptances, net of specific allowances for credit losses	631	534	521	521	375	868	694	432	135	108
General allowance	(800)	(855)	(930)	(820)	(735)	(380)	(325)	(150)	(150)	(150)

Total net impaired loans and acceptances (NIL)	(169)	(321)	(409)	(299)	(360)	488	369	282	(15)	(42)
Condition Ratios
Gross impaired loans and acceptances as a % of equity and allowance for credit losses	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
NIL as a % of net loans and acceptances (c)	(0.17)	(0.35)	(0.46)	(0.38)	(0.47)	1.00	0.74	0.57	(0.03)	(0.09)
To individuals	0.28	0.36	0.39	0.38	0.32	0.09	0.02	—	—	—
To diversified commercial	1.37	0.99	0.93	1.37	0.87	2.82	2.04	1.36	0.35	0.38

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Other countries					Total

As at October 31	2002	2001	2000	1999	1998	2002	2001	2000	1999	1998

Individuals
Residential mortgages	—	—	—	—	—	119	126	138	129	105
Consumer instalment and other personal loans	—	—	—	—	—	49	56	48	48	34

Total loans to individuals	—	—	—	—	—	168	182	186	177	139
Diversified commercial (b)	69	17	31	58	60	1,400	1,063	798	537	404
Lesser-developed countries	—	—	—	—	—	—	—	—	—	—

Total impaired loans and acceptances, net of specific allowances for credit losses	69	17	31	58	60	1,568	1,245	984	714	543
General allowance	—	—	—	—	—	(1,180)	(1,180)	(1,080)	(970)	(885)

Total net impaired loans and acceptances (NIL)	69	17	31	58	60	388	65	(96)	(256)	(342)
Condition Ratios
Gross impaired loans and acceptances as a % of equity and allowance for credit losses	NA	NA	NA	NA	NA	15.16	14.17	10.51	8.53	6.66
NIL as a % of net loans and acceptances (c)	2.52	0.90	0.88	0.64	0.51	0.26	0.05	(0.07)	(0.18)	(0.25)
To individuals	—	—	—	—	—	0.25	0.31	0.33	0.33	0.28
To diversified commercial	3.36	1.09	0.94	1.69	1.45	2.09	1.49	1.12	0.80	0.67

(a)	Excludes residential mortgages classified as commercial corporate loans (2002 — $3.2 billion, 2001 — $3.2 billion, 2000 — $2.9 billion, 1999 — $2.8 billion, 1998 — $2.5 billion).

(b)	There are no impaired securities purchased under resale agreements and no related allowances.

(c)	Net loans and acceptances and net impaired loans are net of specific and general allowances, except for loans to individuals and diversified commercial, which are net of specific allowances only.

(d)	Prior years have been reclassified to conform with the current year presentation.

(e)	Excludes LDC reservations in excess of impaired loans of $79 million in 1999 and $98 million in 1998.

(f)	Includes allowance of U.S. subsidiary in excess of impaired loans.

(g)	Loans and acceptances returning to performing status, sales and repayments.

(h)	Write-offs on designated LDCs include losses of $45 million on sales of performing assets that were charged directly against the allowance in 2000.

(i)	Excludes ACL for off-balance sheet exposure, as well as LDC reservations in excess of impaired loans of $79 million in 1999 and $98 million in 1998.

NA — not available

58   BMO FINANCIAL GROUP ANNUAL REPORT 2002

TABLE 12 Net Loans and Acceptances — Segmented Information ($ millions)

As at October 31	2002	2001	2000	1999	1998

Net Loans and Acceptances by Province
Atlantic provinces	5,787	4,644	4,460	4,137	4,250
Quebec	14,376	13,685	14,602	12,304	11,714
Ontario	51,115	49,554	43,794	37,317	34,421
Prairie provinces	12,779	13,365	14,722	13,941	13,741
British Columbia and Territories	14,708	12,516	13,120	12,809	12,915

Total net loans and acceptances in Canada	98,765	93,764	90,698	80,508	77,041

Net Diversified Commercial Loans by Industry (d)
Commercial mortgages	7,591	7,352	6,616	6,254	5,626
Commercial real estate	3,592	3,816	3,100	3,632	3,601
Construction (non-real estate)	722	931	1,156	1,782	1,056
Retail trade	3,039	3,181	3,092	3,217	2,556
Wholesale trade	2,884	2,912	2,976	3,984	3,912
Agriculture	2,693	2,659	2,475	2,772	2,471
Communications	2,724	3,261	3,079	1,994	2,200
Manufacturing	8,461	10,994	11,290	10,922	10,301
Mining	495	628	794	873	1,068
Oil and gas	3,611	4,023	4,566	5,090	5,149
Transportation	1,303	1,523	1,717	1,121	1,172
Utilities	1,418	1,590	1,624	1,279	1,319
Forest products	981	1,177	1,378	1,391	1,223
Service industries	6,680	6,658	6,871	6,944	6,600
Financial institutions	16,836	15,992	14,730	13,598	9,468
Other	3,976	4,590	5,540	2,171	2,185

Total net diversified commercial loans	67,006	71,287	71,004	67,024	59,907

TABLE 13 Net Impaired Loans and Acceptances — Segmented Information ($ millions)

As at October 31	2002	2001	2000	1999	1998

Net Impaired Diversified Commercial Loans (d)
Commercial mortgages	25	39	38	19	15
Commercial real estate	16	18	26	54	122
Construction (non-real estate)	3	47	6	3	4
Retail trade	51	120	48	21	17
Wholesale trade	77	47	12	7	9
Agriculture	24	10	18	18	15
Communications	429	78	19	25	23
Manufacturing	273	126	81	48	41
Mining	9	6	—	1	1
Oil and gas	71	77	102	145	37
Transportation	130	167	153	61	49
Utilities	162	154	1	—	—
Forest products	23	48	55	5	20
Service industries	63	102	115	127	47
Financial institutions	14	25	113	23	8
Other (e)(f)	30	(1)	11	(20)	(4)

Total net impaired diversified commercial loans (b)	1,400	1,063	798	537	404

TABLE 14 Changes in Impaired Loans and Allowances ($ millions)

As at or for the year ended October 31	2002	2001	2000	1999	1998

Gross impaired loans and acceptances, beginning of year	2,014	1,501	1,092	824	787

Additions to impaired loans and acceptances	1,945	2,041	1,106	1,084	621
Reductions in impaired loans and acceptances (g)	(738)	(830)	(446)	(623)	(389)

Net new additions	1,207	1,211	660	461	232

Write-offs	(884)	(698)	(251)	(193)	(195)

Gross impaired loans and acceptances, end of year	2,337	2,014	1,501	1,092	824

Allowance for credit losses (ACL), beginning of year	1,949	1,597	1,348	1,166	1,145
Increases — specific allowance	884	950	390	290	106
Increases — general allowance	—	100	110	85	110
Write-offs (h)	(884)	(698)	(251)	(193)	(195)

Allowance for credit losses (i), end of year	1,949	1,949	1,597	1,348	1,166

BMO FINANCIAL GROUP ANNUAL REPORT 2002   59

SUPPLEMENTAL INFORMATION

TABLE 15 Changes in Allowance for Credit Losses — Segmented Information ($ millions, except as noted)

	Canada					United States

As at October 31	2002	2001	2000	1999	1998	2002	2001	2000	1999	1998

Allowance for credit losses, beginning of year	1,266	1,170	963	868	895	646	382	335	268	246
Provision for credit losses	561	402	271	210	77	255	570	120	98	38
Transfer of allowance	(231)	26	68	—	(17)	225	(15)	(59)	—	—
Recoveries	28	25	30	22	29	39	15	14	25	35
Write-offs (a)	(419)	(361)	(164)	(131)	(116)	(465)	(331)	(42)	(47)	(76)
Other, including foreign exchange	(5)	4	2	(6)	—	—	25	14	(9)	25

Allowance for credit losses, end of year	1,200	1,266	1,170	963	868	700	646	382	335	268

Allocation of Write-offs by Market
Individuals	(153)	(144)	(129)	(92)	(60)	(23)	(13)	(10)	(12)	(33)
Commercial, corporate and institutional	(266)	(217)	(35)	(39)	(56)	(442)	(318)	(32)	(35)	(43)
Lesser-developed countries	—	—	—	—	—	—	—	—	—	—
Allocation of Recoveries by Market
Individuals	22	19	18	17	16	8	6	5	5	7
Commercial, corporate and institutional	6	6	12	5	13	31	9	9	20	28
Net write-offs as a % of average loans and acceptances	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Other countries					Total

As at October 31	2002	2001	2000	1999	1998	2002	2001	2000	1999	1998

Allowance for credit losses, beginning of year	37	45	129	136	98	1,949	1,597	1,427	1,272	1,239
Provision for credit losses	4	8	(33)	12	15	820	980	358	320	130
Transfer of allowance	6	(11)	(9)	—	17	—	—	—	—	—
Recoveries	1	—	—	—	—	68	40	44	47	64
Write-offs (a)	—	(6)	(45)	(15)	(3)	(884)	(698)	(251)	(193)	(195)
Other, including foreign exchange	1	1	3	(4)	9	(4)	30	19	(19)	34

Allowance for credit losses, end of year	49	37	45	129	136	1,949	1,949	1,597	1,427	1,272

Allocation of Write-offs by Market
Individuals	—	—	—	—	—	(176)	(157)	(139)	(104)	(93)
Commercial, corporate and institutional	—	(6)	—	—	—	(708)	(541)	(67)	(74)	(99)
Lesser-developed countries	—	—	(45)	(15)	(3)	—	—	(45)	(15)	(3)
Allocation of Recoveries by Market
Individuals	—	—	—	—	—	30	25	23	22	23
Commercial, corporate and institutional	1	—	—	—	—	38	15	21	25	41
Net write-offs as a % of average loans and acceptances	NA	NA	NA	NA	NA	0.6	0.4	0.1	0.1	0.1

TABLE 16 Allocation of Allowance for Credit Losses — Segmented Information ($ millions, except as noted)

	Canada					United States

As at October 31	2002	2001	2000	1999	1998	2002	2001	2000	1999	1998

Individuals
Residential mortgages	5	6	6	4	4	—	—	—	—	—
Consumer instalment and other personal loans	4	6	3	5	4	—	2	2	3	5

Total loans to individuals	9	12	9	9	8	—	2	2	3	5
Diversified commercial (b)	391	399	231	134	125	320	319	230	182	113
Lesser-developed countries	—	—	—	—	—	—	—	—	—	—
Off-balance sheet	—	—	—	—	—	—	—	—	—	—

Total specific allowance	400	411	240	143	133	320	321	232	185	118
General allowance	800	855	930	820	735	380	325	150	150	150

Allowance for credit losses	1,200	1,266	1,170	963	868	700	646	382	335	268

Coverage Ratios
ACL as a % of gross impaired loans and acceptances
Total	116.4	134.0	153.7	145.0	170.9	58.9	63.6	57.5	104.7	118.6
Individuals	5.4	6.2	4.6	4.8	5.4	—	50.0	100.0	100.0	100.0
Diversified commercial	45.3	53.0	40.8	28.0	34.6	27.2	31.6	34.8	57.4	51.1
Lesser-developed countries (c)	na	na	na	na	na	na	na	na	na	na

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Other countries					Total

As at October 31	2002	2001	2000	1999	1998	2002	2001	2000	1999	1998

Individuals
Residential mortgages	—	—	—	—	—	5	6	6	4	4
Consumer instalment and other personal loans	—	—	—	—	—	4	8	5	8	9

Total loans to individuals	—	—	—	—	—	9	14	11	12	13
Diversified commercial (b)	31	37	45	44	24	742	755	506	360	262
Lesser-developed countries	18	—	—	85	104	18	—	—	85	104
Off-balance sheet	—	—	—	—	8	—	—	—	—	8

Total specific allowance	49	37	45	129	136	769	769	517	457	387
General allowance	—	—	—	—	—	1,180	1,180	1,080	970	885

Allowance for credit losses	49	37	45	129	136	1,949	1,949	1,597	1,427	1,272

Coverage Ratios
ACL as a % of gross impaired loans and acceptances
Total	41.5	68.5	59.2	131.6	142.2	83.4	96.8	106.4	130.6	153.3
Individuals	—	—	—	—	—	5.1	7.1	5.6	6.3	8.6
Diversified commercial	31.0	68.5	59.2	47.8	28.6	34.6	41.5	38.8	40.1	39.3
Lesser-developed countries (c)	100.0	na	na	100.0	100.0	100.0	na	na	100.0	100.0

(a)	Write-offs on designated LDCs include losses of $45 million on sales of performing assets that were charged directly against the allowance in 2000.

(b)	There are no impaired securities purchased under resale agreements and no related allowances.

(c)	Excludes LDC reservations in excess of impaired loans of $79 million in 1999 and $98 million in 1998.

(d)	Prior years have been reclassified to conform with the current year presentation.

(e)	There has been no provision for credit losses on securities purchased under resale agreements.

NA— not available

na — not applicable

60   BMO FINANCIAL GROUP ANNUAL REPORT 2002

TABLE 17  Provision for Credit Losses — Segmented Information ($ millions)

For the year ended October 31	2002	2001	2000	1999	1998

Individuals
Residential mortgages	7	6	5	7	7
Cards	58	48	35	26	26
Personal loans	79	74	73	48	30

Total loans to individuals	144	128	113	81	63

Diversified Commercial (d)
Commercial mortgages	6	10	(1)	—	—
Commercial real estate	(2)	(1)	1	(6)	(66)
Construction (non-real estate)	(23)	28	(2)	3	3
Retail trade	29	74	20	6	(5)
Wholesale trade	19	114	3	10	1
Agriculture	2	(1)	(10)	2	(5)
Communications	399	129	—	5	13
Manufacturing	94	280	81	14	4
Mining	—	5	—	—	(3)
Oil and gas	2	(22)	6	43	(2)
Transportation	17	38	68	8	17
Utilities	69	17	(1)	—	3
Forest products	4	—	3	2	5
Service industries	19	18	14	46	(19)
Financial institutions	5	64	(6)	7	12
Other	(2)	(1)	1	14	(1)

Total commercial, corporate and institutional (e)	638	752	177	154	(43)

Net charge to earnings for general provision	—	100	110	85	110
Lesser-developed countries	38	—	(42)	—	—

Total provision for credit losses	820	980	358	320	130

TABLE 18  Allowance for Credit Losses — Segmented Information ($ millions)

As at October 31	2002	2001	2000	1999	1998

Diversified Commercial Specific Allowance by Industry (d)
Commercial mortgages	—	6	—	4	5
Commercial real estate	9	12	30	28	35
Construction (non-real estate)	5	31	5	4	4
Retail trade	18	59	23	7	8
Wholesale trade	109	80	12	8	13
Agriculture	14	3	10	6	4
Communications	116	60	30	13	8
Manufacturing	175	300	96	37	62
Mining	—	—	—	—	2
Oil and gas	20	18	51	44	1
Transportation	64	77	77	23	17
Utilities	87	19	2	3	3
Forest products	6	10	19	7	6
Service industries	44	48	85	56	31
Financial institutions	11	26	35	35	27
Other	64	6	31	85	36

Total specific allowance for credit losses on diversified commercial loans (b)	742	755	506	360	262

BMO FINANCIAL GROUP ANNUAL REPORT 2002   61

SUPPLEMENTAL INFORMATION

TABLE 19  Interest Rate Gap Position ($millions, except as noted)

				Total	Effective		Effective		Effective	Non-	Effective
	0 to 3	4 to 6	7 to 12	within	interest	1 to 5	interest	Over 5	interest	interest	interest
As at October 31	months	months	months	1 year	rate (%)	years	rate (%)	years	rate (%)	sensitive	rate (%)	Total

Canadian Dollars
Assets
Cash resources	3,583	—	—	3,583	2.31	347	—	—	—	(727)	na	3,203
Securities	22,175	38	55	22,268	4.79	969	8.47	144	7.96	90	na	23,471
Loans	52,866	4,034	6,102	63,002	4.79	22,356	6.28	3,598	6.41	—	na	88,956
Other	10,799	86	171	11,056	na	1,368	na	—	na	6,383	na	18,807

Total assets	89,423	4,158	6,328	99,909		25,040		3,742		5,746		134,437

Liabilities and Shareholders’ Equity
Deposits	43,057	6,153	8,609	57,819	2.81	32,539	1.86	585	6.85	—	na	90,943
Subordinated debt	—	—	250	250	8.85	1,525	7.21	540	8.55	—	na	2,315
Other	22,453	21	43	22,517	na	339	na	1,150	na	5,746	na	29,752
Shareholders’ equity	—	—	—	—	na	600	na	450	na	10,377	na	11,427

Total liabilities and shareholders’ equity	65,510	6,174	8,902	80,586		35,003		2,725		16,123		134,437

On-balance sheet gap position	23,913	(2,016)	(2,574)	19,323		(9,963)		1,017		(10,377)		—
Off-balance sheet gap position	(23,472)	2,087	3,622	(17,763)		17,362		401		—		—

Total Interest Rate Gap Position
2002	441	71	1,048	1,560		7,399		1,418		(10,377)		—
2001	3,829	(392)	637	4,074		3,620		1,938		(9,632)		—
2000	2,404	1,355	565	4,324		4,801		1,110		(10,235)		—
1999	(117)	1,103	(5,078)	(4,092)		11,042		2,485		(9,435)		—
1998	2,076	1,437	(7,771)	(4,258)		11,599		1,479		(8,820)		—
U.S. Dollar and Other Currencies
Assets
Cash resources	8,927	2,928	2,724	14,579	1.82	1,087	—	389	—	47	na	16,102
Securities	5,164	1,388	1,782	8,334	2.73	9,029	3.55	2,710	3.55	171	na	20,244
Loans	40,646	1,927	1,908	44,481	2.85	8,224	6.17	1,003	6.68	31	na	53,739
Other	1,165	(200)	—	965	na	3,789	na	178	na	23,410	na	28,342

Total assets	55,902	6,043	6,414	68,359		22,129		4,280		23,659		118,427

Liabilities and Shareholders’ Equity
Deposits	44,846	3,921	7,499	56,266	1.95	9,123	1.34	4,559	0.20	947	na	70,895
Subordinated debt	544	—	—	544	2.12	935	6.95	—	na	—	na	1,479
Other	21,655	249	20	21,924	na	677	na	389	na	22,596	na	45,586
Shareholders’ equity	—	—	—	—	na	—	na	467	na	—	na	467

Total liabilities and shareholders’ equity	67,045	4,170	7,519	78,734		10,735		5,415		23,543		118,427

On-balance sheet gap position	(11,143)	1,873	(1,105)	(10,375)		11,394		(1,135)		116		—
Off-balance sheet gap position	3,107	569	(137)	3,539		(2,858)		(681)		—		—

Total Interest Rate Gap Position
2002	(8,036)	2,442	(1,242)	(6,836)		8,536		(1,816)		116		—
2001	(12,985)	1,583	3,540	(7,862)		8,133		(131)		(140)		—
2000	(10,841)	5,162	838	(4,841)		3,834		575		432		—
1999	(7,039)	(7,764)	2,969	(11,834)		11,478		(57)		413		—
1998	(12,524)	731	3,258	(8,535)		7,680		520		335		—

Gap Position

The determination of the interest rate sensitivity or gap position, which is based upon the earlier of the repricing or maturity date of assets, liabilities and derivatives used to manage interest rate risk, by necessity encompasses numerous assumptions.

The gap position presented is as at October 31 of each year. It represents the position outstanding at the close of the business day and may change significantly in subsequent periods based upon customer preferences and the application of BMO’s asset and liability management policies.

The assumptions for 2002 were as follows:

Assets

Fixed term assets such as residential mortgages and consumer loans are reported using scheduled repayments and estimated prepayments based upon historical behaviour.

Trading assets are reported in the 0 to 3 months category. Fixed rate non-maturity assets and non-interest bearing non-maturity assets are reported based upon historical balance behaviour.

na — not applicable

Deposits/Liabilities

Interest bearing non-maturity deposits on which interest rates have historically moved in reference to a specific interest rate basis, such as prime, and on which rates are above the minimum rate committed, are reported as interest sensitive in the 0 to 3 months category. Such deposits may be sensitive to declining rates only to the extent of the minimum interest rate committed. When they no longer demonstrate correlation with market interest rate movements, they are reported in time periods based upon expected balance behaviour.

Term deposits and investment certificates are reported based upon scheduled maturity and estimated redemption based upon historical behaviour.

Fixed rate non-maturity liabilities and non-interest bearing non-maturity liabilities are reported based upon historical account balance behaviour.

Capital

Common Shareholders’ Equity is reported as non-interest sensitive.

Yields

Yields are based upon the contractual interest rate in effect for the assets or liabilities on October 31, 2002.

62   BMO FINANCIAL GROUP ANNUAL REPORT 2002

TABLE 20 Risk-Weighted Assets ($ millions, except as noted)

As at October 31				2002	2001
		Credit	Risk	Risk-	Risk-
		risk	weighting	weighted	weighted
	Balance	equivalent	%	balance	balance

Balance sheet items
Cash resources	19,305	3,689	0-20	3,689	3,184
Securities	43,715	17,178	0-100	6,771	7,705
Mortgages	51,912	15,300	0-100	15,300	14,838
Other loans and acceptances	97,684	71,268	0-100	71,268	72,798
Other assets	40,248	7,534	0-100	7,534	8,272

Total balance sheet items	252,864	114,969		104,562	106,797

Off-balance sheet items
Guarantees and standby letters of credit	11,902	10,292	0-100	8,251	6,841
Securities lending	580	67	0-100	38	319
Documentary and commercial letters of credit	642	128	0-100	84	63
Commitments to extend credit:
Original maturity of one year and under	72,723	—	—	—	—
Original maturity of over one year	21,765	10,883	0-100	9,787	10,155
Derivative financial instruments	1,919,431	19,901	0-50	5,994	5,708

Total off-balance sheet items	2,027,043	41,271		24,154	23,086

Total risk-weighted assets — credit risk				128,716	129,883
Total risk-weighted assets — market risk				2,362	5,885
Total risk-weighted assets				131,078	135,768
Total risk-weighted assets — U.S. basis				132,730	139,060

TABLE 21 Capital Adequacy ($ millions, except as noted)

As at October 31	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993

Tier 1 — Common shareholders’ equity	10,377	9,632	10,260	9,313	8,650	7,629	6,729	6,174	5,678	4,834
Non-cumulative preferred shares	1,517	1,050	1,681	1,668	1,958	1,274	857	858	860	852
Innovative Tier 1 capital	1,150	1,150	350	—	—	—	—	—	—	—
Non-controlling interest in subsidiaries	32	32	20	27	40	80	101	121	144	66
Goodwill and excess intangible assets (a)	(1,547)	(798)	(447)	(430)	(494)	(521)	(557)	(411)	(450)	(159)

Tier 1 Capital	11,529	11,066	11,864	10,578	10,154	8,462	7,130	6,742	6,232	5,593
Tier 2 — Subsidiary preferred shares (b)	377	397	—	—	—	—	—	—	—	—
Subordinated debt	3,171	4,133	4,550	4,522	4,670	3,582	3,179	2,268	1,999	2,248
General allowance for credit losses (c)	1,147	1,180	1,007	970	873	775	—	—	—	—

Tier 2 Capital	4,695	5,710	5,557	5,492	5,543	4,357	3,179	2,268	1,999	2,248
Less: First loss protection	192	325	511	315	323	113	na	na	na	na
Investment in non-consolidated subsidiaries/substantial investments	—	—	821	1,010	858	697	625	—	—	—

Total capital	16,032	16,451	16,089	14,745	14,516	12,009	9,684	9,010	8,231	7,841
Risk-weighted assets	131,078	135,768	134,360	136,964	139,782	124,348	106,267	96,075	86,589	76,074
Risk-weighted capital ratios (%)
Tier 1	8.80	8.15	8.83	7.72	7.26	6.80	6.71	7.02	7.20	7.35
Total	12.23	12.12	11.97	10.77	10.38	9.66	9.11	9.38	9.51	10.31
U.S. basis Tier 1	8.32	7.87	8.47	7.42	6.95	6.35	6.26	6.82	6.91	7.13
U.S. basis total	11.60	11.69	12.50	11.34	10.86	9.92	9.81	9.97	10.07	11.14
Assets-to-capital multiple	15.8	14.2	14.8	16.3	16.0	18.0	19.0	17.6	17.7	15.6
Equity-to-assets ratio (%)	5.3	5.1	5.4	4.9	5.0	4.4	4.6	4.7	4.8	4.9

(a)	In addition to goodwill, intangible assets in excess of gross Tier 1 capital are deducted from Tier 1 capital as required by OSFI guidelines.

(b)	Reflects the qualification of existing preferred shares of a subsidiary as Tier 2 capital.

(c)	General allowance included with the approval of OSFI beginning in 1997. OSFI approved the inclusion of the lesser of the balance of our general allowance for credit losses or a percentage of risk-weighted assets (0.875% in 2002).

na — not applicable

BMO FINANCIAL GROUP ANNUAL REPORT 2002   63

SUPPLEMENTAL INFORMATION

TABLE 22 Average Deposits ($ millions, except as noted)

	2002		2001		2000

	Average	Average	Average	Average	Average	Average
	balance	rate paid (%)	balance	rate paid (%)	balance	rate paid (%)

Deposits Booked in Canada
Demand deposits — interest bearing	6,646	1.12	6,589	2.80	5,909	3.76
Demand deposits — non-interest bearing	8,327	—	7,193	—	6,621	—
Payable after notice	32,526	1.22	28,807	2.61	27,391	2.86
Payable on a fixed date	51,670	2.54	49,253	4.93	51,217	5.09

Total deposits booked in Canada	99,169	1.80	91,842	3.66	91,138	3.96
Deposits Booked in the U.S. and Other Countries
U.S. demand deposits	11,449	1.20	12,635	3.09	12,310	4.08
Other U.S. deposits payable after notice or on a fixed date	36,007	2.55	34,759	4.72	32,496	6.43
Deposits booked in other countries	9,764	2.83	16,048	4.86	23,500	5.09

Total average deposits	156,389	2.00	155,284	3.98	159,444	4.66

As at October 31, 2002, 2001 and 2000, deposits by foreign depositors in our Canadian bank offices amounted to $8,612 million, $8,668 million and $9,148 million, respectively. As at October 31, 2002, 2001 and 2000, total deposits payable after notice included $19,581 million, $20,021 million and $18,597 million, respectively, of chequing accounts that would have been classified as demand deposits under U.S. reporting requirements. As at October 31, 2002, 2001 and 2000, total deposits payable on a fixed date included $14,953 million, $21,362 million and $27,041 million, respectively, of federal funds purchased and commercial paper issued. These amounts would have been classified as short-term borrowings for U.S. reporting purposes.

TABLE 23 Unrealized Gains (Losses) on Investment Securities (a) ($ millions)

			Unrealized gains (losses)

As at October 31	Book value	Fair value	2002	2001	2000	1999	1998

Government debt and other securities
Canadian governments	1,147	1,145	(2)	(13)	13	21	NA
U.S. governments	13,372	13,621	249	202	(84)	(92)	NA
Mortgage-backed securities	1,059	1,088	29	53	(139)	(175)	NA
Corporate debt	3,391	3,453	62	11	(117)	(103)	NA
Corporate equity	2,216	2,197	(19)	2	101	9	NA
Other governments	83	85	2	3	—	10	NA

Total government debt and other securities	21,268	21,589	321	258	(226)	(330)	315
Grupo Financiero Bancomer	—	—	—	—	277	(226)	(190)
Lesser-developed countries	—	—	—	—	—	18	65
Equity investment in 724 Solutions Inc.	3	3	—	(14)	134	—	—

Total investment securities	21,271	21,592	321	244	185	(538)	190

(a)	Unrealized gains (losses) may be offset by related losses (gains) on liabilities or by hedge contracts.

NA — not available

TABLE 24 Contractual Obligations ($ millions)

	Less than	1-3	4-5	Over 5	No fixed
As at October 31	one year	years	years	years	maturity	Total

Subordinated debt	250	467	467	2,610	—	3,794
Operating leases	195	299	181	421	—	1,096
Deposits (a)	72,876	13,574	5,591	596	69,201	161,838
Capital trust securities (b)	—	—	—	1,150	—	1,150

Total	73,321	14,340	6,239	4,777	69,201	167,878

(a)	Includes deposits that are redeemable at the customers’ option under certain conditions.

(b)	Represents Innovative Tier 1 capital instruments.

64   BMO FINANCIAL GROUP ANNUAL REPORT 2002

TABLE 25 Summarized Statement of Income ($ millions)

	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31
	2002	2002	2002	2002	2001	2001

Net interest income (teb)	1,230	1,217	1,200	1,288	1,201	1,231
Non-interest revenue	1,059	926	1,022	917	750	1,003

Total revenue (teb)	2,289	2,143	2,222	2,205	1,951	2,234
Provision for credit losses	160	160	320	180	546	117
Non-interest expense	1,604	1,488	1,476	1,462	1,449	1,421

Income before provision for income taxes, non-controlling interest in subsidiaries and goodwill	525	495	426	563	(44)	696
Provision for income taxes (teb)	110	135	110	175	(77)	227
Non-controlling interest in subsidiaries	17	14	15	16	14	11
Amortization of goodwill, net of applicable income tax	–	–	–	–	15	14

Net income	398	346	301	372	4	444

Amortization of goodwill and intangible assets, net of income taxes	22	22	15	16	27	25

Cash net income	420	368	316	388	31	469

Taxable equivalent adjustment (teb)	24	26	29	27	32	44
Reported revenue	2,265	2,117	2,193	2,178	1,919	2,190

[Additional columns below]

[Continued from above table, first column(s) repeated]

	April 30	Jan. 31
	2001	2001	2002	2001	2000

Net interest income (teb)	1,092	1,117	4,935	4,641	4,338
Non-interest revenue	1,393	1,076	3,924	4,222	4,326

Total revenue (teb)	2,485	2,193	8,859	8,863	8,664
Provision for credit losses	217	100	820	980	358
Non-interest expense	1,404	1,397	6,030	5,671	5,258

Income before provision for income taxes, non-controlling interest in subsidiaries and goodwill	864	696	2,009	2,212	3,048
Provision for income taxes (teb)	233	260	530	643	1,123
Non-controlling interest in subsidiaries	10	7	62	42	19
Amortization of goodwill, net of applicable income tax	14	13	–	56	49

Net income	607	416	1,417	1,471	1,857

Amortization of goodwill and intangible assets, net of income taxes	25	24	75	101	74

Cash net income	632	440	1,492	1,572	1,931

Taxable equivalent adjustment (teb)	32	34	106	142	134
Reported revenue	2,453	2,159	8,753	8,721	8,530

TABLE 26 Non-Recurring Items ($ millions)

	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31
	2002	2002	2002	2002	2001	2001

Non-Interest Revenue
Gain on sale of Partners First	–	–	–	–	–	–
Gain on sale of U.S. Corporate Trust	–	–	–	–	–	–
Gain on sales of branches	–	–	–	–	–	–
Gain on sale of Bancomer	–	–	–	–	–	–
Write-down of equity investments in CBOs	–	–	–	–	(178)	–

Total non-interest revenue	–	–	–	–	(178)	–

Provision for Credit Losses
Reversal of loss provision on sale of LDC securities	–	–	–	–	–	–
Increase of general allowance	–	–	–	–	–	–

Total provision for credit losses	–	–	–	–	–	–

Non-Interest Expense
Reversal of restructuring charge	–	–	–	–	–	–
Acquisition-related costs	39	23	–	–	–	–

Total non-interest expense	39	23	–	–	–	–

Pre-tax impact of non-recurring items	(39)	(23)	–	–	(178)	–
Income taxes thereon	(14)	(9)	–	–	(73)	–
Adjustment of future tax assets	–	–	–	–	–	–

After-tax non-recurring items	(25)	(14)	–	–	(105)	–

[Additional columns below]

[Continued from above table, first column(s) repeated]

	April 30	Jan. 31
	2001	2001	2002	2001	2000

Non-Interest Revenue
Gain on sale of Partners First	–	–	–	–	112
Gain on sale of U.S. Corporate Trust	–	–	–	–	74
Gain on sales of branches	5	7	–	12	40
Gain on sale of Bancomer	284	37	–	321	–
Write-down of equity investments in CBOs	–	–	–	(178)	–

Total non-interest revenue	289	44	–	155	226

Provision for Credit Losses
Reversal of loss provision on sale of LDC securities	–	–	–	–	(42)
Increase of general allowance	100	–	–	100	–

Total provision for credit losses	100	–	–	100	(42)

Non-Interest Expense
Reversal of restructuring charge	–	–	–	–	(43)
Acquisition-related costs	–	–	62	–	–

Total non-interest expense	–	–	62	–	(43)

Pre-tax impact of non-recurring items	189	44	(62)	55	311
Income taxes thereon	4	6	(23)	(63)	126
Adjustment of future tax assets	–	25	–	25	–

After-tax non-recurring items	185	13	(39)	93	185

TABLE 27 Summarized Statement of Income Excluding Non-Recurring Items ($ millions)

	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31
	2002	2002	2002	2002	2001	2001

Net interest income (teb)	1,230	1,217	1,200	1,288	1,201	1,231
Non-interest revenue	1,059	926	1,022	917	928	1,003

Total revenue (teb)	2,289	2,143	2,222	2,205	2,129	2,234
Provision for credit losses	160	160	320	180	546	117
Non-interest expense	1,565	1,465	1,476	1,462	1,449	1,421
Income before provision for income taxes, non-controlling interest in subsidiaries and goodwill	564	518	426	563	134	696
Provision for income taxes (teb)	124	144	110	175	(4)	227
Non-controlling interest in subsidiaries	17	14	15	16	14	11
Amortization of goodwill, net of applicable income tax	–	–	–	–	15	14

Net income	423	360	301	372	109	444

Amortization of goodwill and intangible assets, net of income taxes	22	22	15	16	27	25

Cash net income	445	382	316	388	136	469

[Additional columns below]

[Continued from above table, first column(s) repeated]

	April 30	Jan. 31
	2001	2001	2002	2001	2000

Net interest income (teb)	1,092	1,117	4,935	4,641	4,338
Non-interest revenue	1,104	1,032	3,924	4,067	4,100

Total revenue (teb)	2,196	2,149	8,859	8,708	8,438
Provision for credit losses	117	100	820	880	400
Non-interest expense	1,404	1,397	5,968	5,671	5,301
Income before provision for income taxes, non-controlling interest in subsidiaries and goodwill	675	652	2,071	2,157	2,737
Provision for income taxes (teb)	229	229	553	681	997
Non-controlling interest in subsidiaries	10	7	62	42	19
Amortization of goodwill, net of applicable income tax	14	13	–	56	49

Net income	422	403	1,456	1,378	1,672

Amortization of goodwill and intangible assets, net of income taxes	25	24	75	101	74

Cash net income	447	427	1,531	1,479	1,746

BMO FINANCIAL GROUP ANNUAL REPORT 2002   65

SUPPLEMENTAL INFORMATION

TABLE 28 Quarterly Financial Measures

	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31
	2002	2002	2002	2002	2001	2001

Information per Common Share ($)
Dividends declared	0.30	0.30	0.30	0.30	0.28	0.28
Net income before goodwill
Basic (a)	0.77	0.66	0.57	0.73	0.03	0.87
Diluted (a)	0.75	0.65	0.57	0.71	0.04	0.85
Earnings
Basic	0.77	0.66	0.57	0.73	–	0.85
Diluted	0.75	0.65	0.57	0.71	–	0.83
Excluding non-recurring items	0.80	0.68	0.57	0.71	0.19	0.83
Cash earnings
Basic	0.81	0.71	0.60	0.76	0.06	0.89
Diluted	0.79	0.70	0.59	0.75	0.06	0.88
Excluding non-recurring items	0.85	0.72	0.59	0.75	0.25	0.88
Book value	21.07	20.74	20.29	20.11	19.69	20.44
Market price
High	40.65	38.13	39.60	37.70	44.10	43.25
Low	34.15	31.00	34.05	34.39	32.75	34.20
Close	38.10	35.26	37.68	36.00	33.86	40.85
Financial Measures (%) (b)
Five-year average total shareholder return	7.9	7.4	11.6	12.5	14.3	23.9
Diluted earnings per share growth	+100.0	(21.7)	(48.2)	(2.7)	(+100.0)	20.3
Excluding non-recurring items	+100.0	(18.1)	(25.0)	1.4	(75.0)	23.9
Diluted cash earnings per share growth	+100.0	(20.5)	(48.7)	(2.6)	(93.3)	20.5
Excluding non-recurring items	+100.0	(18.2)	(26.3)	–	(68.8)	23.9
Return on equity	14.6	12.9	11.6	14.5	(0.4)	16.8
Excluding non-recurring items	15.5	13.5	11.6	14.5	3.8	16.8
Cash return on equity	15.4	13.8	12.2	15.2	0.7	17.8
Excluding non-recurring items	16.4	14.4	12.2	15.2	4.8	17.8
Net economic profit growth	+100.0	(54.6)	(88.2)	(21.4)	(+100.0)	48.9
Net income growth	+100.0	(22.0)	(50.4)	(10.5)	(99.1)	10.5
Excluding non-recurring items	+100.0	(18.8)	(28.8)	(7.5)	(74.6)	13.5
Revenue growth	17.3	(4.1)	(10.5)	0.6	(9.7)	6.6
Excluding non-recurring items	7.5	(4.1)	1.2	2.6	(1.2)	7.5
Non-interest expense-to-revenue ratio	70.1	69.4	66.4	66.3	74.2	63.6
Excluding non-recurring items	68.3	68.4	66.4	66.3	68.1	63.6
Provision for credit losses as a % of average net loans and acceptances	0.43	0.44	0.87	0.49	1.49	0.32
Excluding non-recurring items	0.43	0.44	0.87	0.49	1.49	0.32
Gross impaired loans and acceptances as a % of equity and allowance for credit losses	15.16	13.55	14.19	14.64	14.17	12.55
Cash and securities-to-total assets	24.9	24.2	26.0	25.2	23.1	25.6
Tier 1 ratio	8.80	8.72	8.61	8.87	8.15	8.84
Credit rating (c)	AA–	AA–	AA–	AA–	AA–	AA–

[Additional columns below]

[Continued from above table, first column(s) repeated]

	April 30	Jan. 31
	2001	2001	2002	2001	2000

Information per Common Share ($)
Dividends declared	0.28	0.28	1.20	1.12	1.00
Net income before goodwill
Basic (a)	1.16	0.77	2.73	2.83	3.40
Diluted (a)	1.13	0.75	2.68	2.77	3.34
Earnings
Basic	1.13	0.74	2.73	2.72	3.30
Diluted	1.10	0.73	2.68	2.66	3.25
Excluding non-recurring items	0.76	0.70	2.76	2.48	2.91
Cash earnings
Basic	1.18	0.79	2.88	2.92	3.45
Diluted	1.15	0.77	2.83	2.86	3.39
Excluding non-recurring items	0.80	0.75	2.91	2.68	3.05
Book value	19.93	19.53	21.07	19.69	19.63
Market price
High	44.40	41.70	40.65	44.40	35.80
Low	35.00	33.40	31.00	32.75	21.00
Close	35.20	40.89	38.10	33.86	35.25
Financial Measures (%) (b)
Five-year average total shareholder return	20.4	23.8	7.9	14.3	22.9
Diluted earnings per share growth	26.4	(12.0)	0.8	(18.2)	38.9
Excluding non-recurring items	(2.6)	–	11.3	(14.8)	15.9
Diluted cash earnings per share growth	27.8	(10.5)	(1.0)	(15.6)	37.8
Excluding non-recurring items	–	1.4	8.6	(12.1)	15.5
Return on equity	23.7	15.3	13.4	13.8	18.0
Excluding non-recurring items	16.2	14.8	13.8	12.9	16.1
Cash return on equity	24.7	16.2	14.2	14.8	18.8
Excluding non-recurring items	17.2	15.7	14.6	13.9	16.9
Net economic profit growth	55.6	(27.6)	(15.2)	(43.3)	90.0
Net income growth	22.3	(12.3)	(3.7)	(20.8)	34.4
Excluding non-recurring items	(4.9)	(1.1)	5.7	(17.6)	13.1
Revenue growth	8.8	3.2	–	2.3	9.3
Excluding non-recurring items	–	6.8	1.7	3.2	6.1
Non-interest expense-to-revenue ratio	56.5	63.7	68.1	64.0	60.7
Excluding non-recurring items	63.9	65.0	67.4	65.1	62.8
Provision for credit losses as a % of average net loans and acceptances	0.57	0.27	0.56	0.66	0.25
Excluding non-recurring items	0.31	0.27	0.56	0.60	0.28
Gross impaired loans and acceptances as a % of equity and allowance for credit losses	11.52	11.94	15.16	14.17	10.51
Cash and securities-to-total assets	26.4	26.3	24.9	23.1	27.8
Tier 1 ratio	8.94	8.87	8.80	8.15	8.83
Credit rating (c)	AA–	AA–	AA–	AA–	AA–

(a)	Reported diluted exceeds basic in the quarter ended October 31, 2001 because of rounding.
(b)	All quarterly ratios have been annualized.
(c)	Composite of Moody’s and Standard & Poor’s ratings on Senior Debt.

In the opinion of Bank of Montreal management, information that is derived from unaudited financial information, including information as at and for the interim periods, contains all adjustments necessary for a fair presentation of such information. All such adjustments are of a normal and recurring nature. Financial ratios for interim periods are stated on an annualized basis where appropriate, and such ratios, as well as interim operating results, are not necessarily indicative of actual results for the full fiscal year.

TABLE 29 Other Statistical Information

As at October 31	2002	2001	2000	1999	1998

Other Information
Employees (a)	33,912	33,842	33,200	32,844	33,400
Bank branches	1,134	1,129	1,135	1,198	1,216
Automated banking machines (Canada)	2,000	1,982	1,987	2,039	2,069
Rates
Average Canadian prime rate (%)	4.15	6.55	7.05	6.49	6.44
Average U.S. prime rate (%)	4.79	7.68	9.18	8.00	8.59
Canadian/U.S. dollar exchange rates ($)
High	1.61	1.49	1.44	1.45	1.40
Low	1.51	1.59	1.53	1.56	1.58
Average	1.57	1.54	1.48	1.50	1.46
End of period	1.56	1.59	1.52	1.47	1.54

[Additional columns below]

[Continued from above table, first column(s) repeated]

As at October 31	1997	1996	1995	1994	1993

Other Information
Employees (a)	34,286	33,468	33,341	34,769	32,067
Bank branches	1,246	1,296	1,245	1,248	1,214
Automated banking machines (Canada)	2,035	2,017	1,763	1,708	1,538
Rates
Average Canadian prime rate (%)	4.80	6.67	8.58	6.42	6.44
Average U.S. prime rate (%)	8.51	8.49	8.89	6.69	6.04
Canadian/U.S. dollar exchange rates ($)
High	1.33	1.34	1.33	1.29	1.24
Low	1.41	1.38	1.42	1.40	1.34
Average	1.37	1.37	1.38	1.36	1.29
End of period	1.41	1.34	1.34	1.35	1.32

(a)	Reflects full-time equivalent number of employees, comprising full-time and part-time employees and adjustments for overtime hours.

66   BMO FINANCIAL GROUP ANNUAL REPORT 2002

STATEMENT OF MANAGEMENT’S RESPONSIBILITY
FOR FINANCIAL INFORMATION

BMO’s management is responsible for presentation and preparation of the annual consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all other information in the Annual Report.

     The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission (“SEC”) in the United States, as applicable. The financial statements also comply with the provisions of the Bank Act and related regulations, including the accounting requirements of the Superintendent of Financial Institutions Canada.

     The MD&A has been prepared in accordance with the requirements of securities regulators including National Instrument 44-101 of the Canadian Securities Administrators as well as Item 303 of Regulation S-K of the Securities Exchange Act, and their related published requirements.

     The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgements and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information we must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the estimated impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

     The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

     In meeting our responsibility for the reliability of financial information, we maintain and rely on a comprehensive system of internal control and internal audit, including organizational and procedural controls and internal accounting controls. Our system of internal control includes written communication of our policies and procedures governing corporate conduct and risk management; comprehensive business planning; effective segregation of duties; delegation of authority and personal accountability; careful selection and training of personnel; and sound and conservative accounting policies which we regularly update. This structure ensures appropriate internal control over transactions, assets and records. We also regularly audit internal controls. These controls and audits are designed to provide us with reasonable assurance that the financial records are reliable for preparing financial statements and other financial information, assets are safeguarded against unauthorized use or disposition, liabilities are recognized, and we are in compliance with all regulatory requirements.

     We, as Bank of Montreal’s Chief Executive Officer and Chief Financial Officer, will be certifying Bank of Montreal’s annual disclosure document filed with the SEC (Form 40-F) as required by the new United States Sarbanes-Oxley Act.

     In order to provide their opinion on our consolidated financial statements, the Shareholders’ Auditors review our system of internal control and conduct their work to the extent that they consider appropriate.

     The Board of Directors is responsible for reviewing and approving the financial information contained in the Annual Report, including the MD&A, and overseeing management’s responsibilities for the presentation and preparation of financial information, maintenance of appropriate internal controls, management and control of major risk areas and assessment of significant and related party transactions. The Board delegates these responsibilities to its Audit and Conduct Review Committees, comprised of non-management directors, and to its Risk Review Committee.

     The Shareholders’ Auditors and the Bank’s Chief Auditor have full and free access to the Board of Directors and its committees to discuss audit, financial reporting and related matters.

/s/ F. Anthony Comper

F. Anthony Comper
Chairman and
Chief Executive Officer

/s/ Karen Maidment

Karen Maidment
Executive Vice-President
and Chief Financial Officer

Canada
November 26, 2002

SHAREHOLDERS’ AUDITORS’ REPORT

To the Shareholders of Bank of Montreal

We have audited the consolidated balance sheets of Bank of Montreal as at October 31, 2002 and 2001 and the related consolidated statements of income, changes in shareholders’ equity and cash flow for each of the years in the three-year period ended October 31, 2002. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2002 and 2001 and the results of its operations and its cash flow for each of the years in the three-year period ended October 31, 2002 in accordance with Canadian generally accepted accounting principles including the accounting requirements of the Superintendent of Financial Institutions Canada.

/s/ KPMG LLP

KPMG LLP
Chartered Accountants

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants

Canada
November 26, 2002

BMO FINANCIAL GROUP ANNUAL REPORT 2002   67

CONSOLIDATED BALANCE SHEET

As at October 31 (Canadian $ in millions)	2002	2001

Assets
Cash Resources (Notes 2 & 22)	$19,305	$17,656

Securities (Notes 3 & 22)
Investment (fair value $21,592 in 2002 and $21,714 in 2001)	21,271	21,470
Trading	22,427	16,200
Loan substitutes	17	6

	43,715	37,676

Loans (Notes 4 & 6)
Residential mortgages	47,569	41,941
Consumer instalment and other personal	21,168	19,107
Credit cards	2,280	1,527
Businesses and governments	57,963	61,249
Securities purchased under resale agreements	15,664	14,954

	144,644	138,778
Allowance for credit losses	(1,949)	(1,949)

	142,695	136,829

Other
Customers’ liability under acceptances	6,901	7,936
Premises and equipment (Note 8)	2,159	2,170
Other assets (Note 9)	38,089	37,142

	47,149	47,248

Total Assets	$252,864	$239,409

Liabilities and Shareholders’ Equity
Deposits (Note 12)
Banks	$15,273	$20,539
Businesses and governments	71,411	66,132
Individuals	75,154	67,619

	161,838	154,290

Other Liabilities (Note 13)
Acceptances	6,901	7,936
Securities sold but not yet purchased	7,654	6,609
Securities sold under repurchase agreements	24,796	17,480
Other	35,987	37,738

	75,338	69,763

Subordinated Debt (Note 14)	3,794	4,674

Shareholders’ Equity
Share capital (Note 15)	4,976	4,425
Retained earnings	6,918	6,257

	11,894	10,682

Total Liabilities and Shareholders’ Equity	$252,864	$239,409

The accompanying notes to consolidated financial statements are an integral part of this statement.

/s/ F. Anthony Comper
F. Anthony Comper
Chairman and Chief Executive Officer

/s/ Jeremy H. Reitman

Jeremy H. Reitman
Chairman, Audit Committee

68   BMO FINANCIAL GROUP ANNUAL REPORT 2002

CONSOLIDATED STATEMENT OF INCOME

For the Year Ended October 31 (Canadian $ in millions except per share amounts)	2002	2001	2000

Interest, Dividend and Fee Income
Loans	$7,017	$9,689	$10,404
Securities (Note 3)	1,616	2,419	2,854
Deposits with banks	502	892	1,045

	9,135	13,000	14,303

Interest Expense
Deposits	3,134	6,183	7,426
Subordinated debt	294	351	350
Other liabilities	878	1,967	2,323

	4,306	8,501	10,099

Net Interest Income	4,829	4,499	4,204
Provision for credit losses	820	980	358

Net Interest Income After Provision for Credit Losses	4,009	3,519	3,846

Non-Interest Revenue
Securities commissions and fees	813	742	859
Deposit and payment service charges	732	670	646
Trading revenues	209	490	388
Lending fees	306	352	322
Card fees	260	204	216
Investment management and custodial fees	314	336	373
Mutual fund revenues	309	251	232
Securitization revenues (Note 6)	329	331	343
Underwriting and advisory fees	228	234	210
Investment securities gains (losses) (Note 3)	(146)	123	183
Foreign exchange, other than trading	151	127	146
Insurance income	105	125	96
Other revenues	314	237	312

	3,924	4,222	4,326

Net Interest Income and Non-Interest Revenue	7,933	7,741	8,172

Non-Interest Expense
Employee compensation (Note 16)	3,403	3,212	3,065
Premises and equipment (Note 8)	1,280	1,153	1,071
Communications	173	194	259
Other expenses	1,087	1,069	883

	5,943	5,628	5,278
Amortization of intangible assets (Note 9)	87	43	23

	6,030	5,671	5,301
Restructuring charge (Note 17)	–	–	(43)

Total Non-Interest Expense	6,030	5,671	5,258

Income Before Provision for Income Taxes, Non-Controlling Interest in Subsidiaries and Goodwill Amortization	1,903	2,070	2,914
Income taxes (Note 18)	424	501	989

	1,479	1,569	1,925
Non-controlling interest in subsidiaries	62	42	19

Net Income Before Goodwill Amortization	1,417	1,527	1,906
Amortization of goodwill, net of applicable income tax (Notes 9 & 18)	–	56	49

Net Income	$1,417	$1,471	$1,857

Preferred dividends	$79	$80	$101
Net income before goodwill amortization available to common shareholders	$1,338	$1,447	$1,805
Net income available to common shareholders	$1,338	$1,391	$1,756
Average common shares outstanding (in thousands)	490,816	511,286	531,318

Earnings Per Share Before Goodwill Amortization (Note 19)
Basic	$2.73	$2.83	$3.40
Diluted	2.68	2.77	3.34
Earnings Per Share (Note 19)
Basic	2.73	2.72	3.30
Diluted	2.68	2.66	3.25
Dividends Declared Per Common Share	1.20	1.12	1.00

The accompanying notes to consolidated financial statements are an integral part of this statement. Certain comparative figures have been reclassified to conform with the current year’s presentation. The earnings per share calculations for the year ended October 31, 2000 have been restated to reflect the stock dividend declared on March 1, 2001 of one common share of no value, for each common share.

BMO FINANCIAL GROUP ANNUAL REPORT 2002   69

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Year Ended October 31 (Canadian $ in millions)				2002	2001	2000

Preferred Shares (Note 15)
Balance at beginning of year				$1,050	$1,681	$1,668
Issued during the year				478	—	—
Redeemed during the year				—	(633)	—
Translation adjustment on shares issued in a foreign currency				(11)	2	13

Balance at End of Year				1,517	1,050	1,681

		Number of Shares

	2002	2001	2000

Common Shares (Note 15)
Balance at beginning of year	489,084,527	522,583,894	534,064,200	3,375	3,173	3,190
Issued under the Shareholder Dividend
Reinvestment and Share Purchase Plans	1,204,820	903,186	1,373,272	44	35	37
Issued under the Stock Option Plan	1,923,115	6,177,235	1,915,282	37	114	35
Issued on the exchange of shares of subsidiary corporations	292,416	1,134,765	959,140	3	7	6
Issued on the acquisition of businesses (Note 10)	—	10,285,447	—	—	400	—
Cancellation of stock options granted on acquisition of an investment (Note 15)	—	—	—	—	(22)	—
Repurchased for cancellation (Note 15)	—	(52,000,000)	(15,728,000)	—	(332)	(95)

Balance at End of Year	492,504,878	489,084,527	522,583,894	3,459	3,375	3,173

Retained Earnings
Balance at beginning of year				6,257	7,087	6,123
Cumulative impact of adopting Future Employee Benefits standard, net of applicable income tax (Note 16)				—	(250)	—

				6,257	6,837	6,123
Net income				1,417	1,471	1,857
Dividends — Preferred shares				(79)	(80)	(101)
— Common shares				(589)	(568)	(530)
Net unrealized gain (loss) on translation of net investments in foreign operations				(81)	179	143
Recognition of unrealized translation losses on disposition of an investment in a foreign operation (Note 3)				—	99	—
Gain on cancellation of stock options granted on acquisition of an investment, net of applicable income tax (Note 15)				—	18	—
Common shares repurchased for cancellation (Note 15)				—	(1,699)	(405)
Share issue expense, net of applicable income tax				(7)	—	—

Balance at End of Year				6,918	6,257	7,087

Total Shareholders’ Equity				$11,894	$10,682	$11,941

Supplemental Disclosure of Net Unrealized Gain (Loss) on Translation of Net Investments in Foreign Operations
Unrealized gain (loss) on translation of net investments in foreign operations				$(200)	$440	$322
Hedging gain (loss)				200	(439)	(332)
Net income tax benefit (expense)				(81)	178	153

Net unrealized gain (loss) on translation of net investments in foreign operations				$(81)	$179	$143

The accompanying notes to consolidated financial statements are an integral part of this statement.

70   BMO FINANCIAL GROUP ANNUAL REPORT 2002

CONSOLIDATED STATEMENT OF CASH FLOW

For the Year Ended October 31 (Canadian $ in millions)	2002	2001	2000

Cash Flows from Operating Activities
Net income	$1,417	$1,471	$1,857
Adjustments to determine net cash flows provided by (used in) operating activities
Provision for credit losses	820	980	358
Amortization of premises and equipment	396	406	402
Amortization of intangible assets	100	56	33
Amortization of goodwill (Note 9)	—	62	54
Gain on sale of securitized loans	(168)	(82)	(23)
Write-down of investment securities	322	284	16
Restructuring charge	—	—	(43)
Future income tax expense (benefit)	283	(180)	131
Net (gain) on sale of investment securities	(176)	(407)	(199)
Change in accrued interest
(Increase) decrease in interest receivable	256	512	(202)
Increase (decrease) in interest payable	(189)	(250)	182
Net (increase) decrease in unrealized gains and amounts receivable on derivative contracts	1,207	(9,318)	(4,402)
Net increase (decrease) in unrealized losses and amounts payable on derivative contracts	(1,551)	10,304	4,313
Net (increase) decrease in trading securities	(6,227)	5,794	(4,748)
Net (decrease) in current income taxes payable	(175)	(80)	(423)
Changes in other items and accruals, net	(412)	1,105	(294)

Net Cash Provided by (Used in) Operating Activities	(4,097)	10,657	(2,988)

Cash Flows from Financing Activities
Net increase (decrease) in deposits	7,548	(3,793)	(905)
Net increase (decrease) in securities sold but not yet purchased	1,045	(2,744)	(1,097)
Net increase (decrease) in securities sold under repurchase agreements	7,316	(2,499)	(4,428)
Net (decrease) in liabilities of subsidiaries	(1,313)	(15)	(1,219)
Proceeds from issuance of securities of a subsidiary	—	800	350
Proceeds from issuance of subordinated debt	—	—	300
Repayment of subordinated debt	(850)	(300)	(150)
Redemption of preferred shares	—	(633)	—
Proceeds from issuance of preferred shares	478	—	—
Proceeds from issuance of common shares	81	149	72
Share issue expense, net of applicable income tax	(7)	—	—
Common shares repurchased for cancellation	—	(2,031)	(500)
Dividends paid	(668)	(648)	(631)

Net Cash Provided by (Used in) Financing Activities	13,630	(11,714)	(8,208)

Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	(1,407)	2,308	5,253
Purchase of investment securities	(37,437)	(35,979)	(31,524)
Maturities of investment securities	27,444	25,955	24,299
Proceeds from sales of investment securities	9,928	13,838	8,966
Net (increase) in loans and loan substitute securities	(6,338)	(6,694)	(6,322)
Proceeds from securitization of assets	519	2,234	1,837
Net (increase) decrease in securities purchased under resale agreements	(710)	1,354	8,782
Proceeds from sale of land (Note 8)	122	—	—
Premises and equipment — net purchases	(384)	(399)	(345)
Acquisitions (Note 10)	(1,028)	(245)	(25)

Net Cash Provided by (Used in) Investing Activities	(9,291)	2,372	10,921

Net Increase (Decrease) in Cash and Cash Equivalents	242	1,315	(275)
Cash and Cash Equivalents at Beginning of Year	3,459	2,144	2,419

Cash and Cash Equivalents at End of Year	$3,701	$3,459	$2,144

Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	$1,257	$2,066	$1,219
Cheques and other items in transit, net	2,444	1,393	925

	$3,701	$3,459	$2,144

Supplemental Disclosure of Cash Flow Information
Amount of interest paid in the year	$4,495	$8,751	$9,917
Amount of income taxes paid in the year	393	405	1,123

The accompanying notes to consolidated financial statements are an integral part of this statement. Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO FINANCIAL GROUP ANNUAL REPORT 2002   71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Canadian $ in millions unless otherwise stated)

NOTE 1 Basis of Presentation

We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) including the accounting requirements of our regulator, the Superintendent of Financial Institutions Canada.

     In addition, our consolidated financial statements comply with disclosure requirements of United States GAAP, except for United States GAAP disclosures provided in our Management’s Discussion and Analysis and disclosures related to Canadian and United States GAAP differences disclosed in Note 25. The more significant differences in consolidated total assets, total liabilities or net income arising from applying United States GAAP are described in Note 25.

Basis of Consolidation

We conduct business through a variety of corporate structures, including subsidiaries and joint ventures. Subsidiaries are those where we exercise control through our ownership of the majority of the voting shares. Joint ventures are where we exercise joint control through an agreement with other shareholders All of the assets, liabilities, revenues and expenses of our subsidiaries and proportionate share of the assets, liabilities, revenues and expenses of our ventures are included in our consolidated financial statements.

     All significant inter-company transactions and balances are eliminated.

     Trust assets under administration, mutual fund assets under management assets held in off-balance sheet special-purpose entities (Note 7) are maintained separately and are not included in our Consolidated Balance Sheet.

Translation of Foreign Currencies

We conduct business in a variety of foreign currencies and report our consolidated financial statements in Canadian dollars. Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in foreign currencies are translated using the average exchange rate for the year.

     Unrealized gains and losses arising from translating net investments in foreign operations into Canadian dollars, net of applicable income taxes and related hedging activities, are included in retained earnings in our Consolidated Balance Sheet. When we sell or liquidate an investment in any foreign operation, the associated translation gains and losses, previously included in retained earnings, are recorded in non-interest revenue as part of the gain or loss on disposal of the investment. All other foreign currency translation gains and losses are included in non-interest revenue.

     From time to time, we enter into foreign exchange hedge contracts to reduce our exposure to changes in the value of foreign currencies. Realized and unrealized gains and losses on the translation of foreign exchange hedge contracts are included in non-interest revenue unless they relate to a net investment in foreign operations, in which case they are included in retained earnings.

Use of Estimates

In preparing our consolidated financial statements we must make estimates and assumptions, mainly concerning values, which affect reported amounts of assets, liabilities, net income and related disclosures. The most significant assets and liabilities where we must make estimates include measurement of the allowance for credit losses, trading instruments when no prices or quotes are available, tax assets and liabilities, pension and other future employee benefits obligations, goodwill and other intangible assets, retained interests in securitization vehicles and assessing other than temporary impairment of investment securities. If actual results differ from the estimates, the impact would be recorded in future periods.

Specific Accounting Policies

To facilitate a better understanding of our consolidated financial statements we have disclosed our significant accounting policies in blue throughout the following notes with the related financial disclosures by major caption.

Changes in Accounting Policies

New accounting policies issued by standard setters adopted in the current year and those that will become effective next year are described in Notes 3, 7, 9, 16, 23 and 25.

NOTE 2 Cash Resources

	2002	2001

Cash and non-interest bearing deposits with Bank of Canada and other banks	$1,257	$2,066
Interest bearing deposits with banks	15,604	14,197
Cheques and other items in transit, net	2,444	1,393

Total	$19,305	$17,656

Deposits with Banks

Deposits with banks are recorded at cost and include acceptances which we have purchased that have been issued by other banks. Interest income earned on these deposits is recorded on an accrual basis.

Cheques and Other Items in Transit, Net

Cheques and other items in transit are recorded at cost and represent the net position of the uncleared cheques and other items in transit between us and other banks.

Cash Restrictions

We have a number of banking subsidiaries whose cash is available for use in their own business and may not be used by other related corporations.

     In addition, some of our subsidiaries are required to maintain reserves or minimum balances with central banks in their respective countries of operation amounting to $257 as at October 31, 2002 and $472 as at October 31, 2001.

NOTE 3 Securities

Securities are divided into three components, each with a different purpose and accounting treatment. The three types of securities we hold are as follows:

•	Investment securities are comprised of equity and debt securities that we purchase with the intention of holding until maturity or until market conditions, such as a change in interest rates, provide us with a better investment opportunity. Equity securities are recorded at cost and debt securities at amortized cost. Our investments in equity securities where we exert significant influence, but not control, over a corporation are recorded at cost and adjusted for our proportionate share of the corporation’s net income or loss. When we identify a decline in value that is other than temporary, the affected securities are written down to their fair value. Any write-downs or gains and losses on the disposal of our investment securities are recorded in the year they occur and are included in our Consolidated Statement of Income as either an increase or a decrease in investment securities gains (losses). Gains and losses on disposal are calculated using the average cost of the securities sold. Investment securities of designated countries are accounted for in accordance with our accounting policy for loans which is described in Note 4.

•	Trading securities are securities that we purchase for resale over a short period of time. We report these securities at their market value and record the mark-to-market adjustments and any gains and losses on the sale of these securities in our Consolidated Statement of Income in trading revenues.

•	Loan substitute securities are customer financings, such as distressed preferred shares, that we structure as after-tax investments to provide our customers with an interest rate advantage over what would be applicable on a conventional loan. These securities are accounted for in accordance with our accounting policy for loans which is described in Note 4.

We did not own any securities issued by a single non-government entity where the book value, as at October 31, 2002 or October 31, 2001, was greater than 10% of our shareholders’ equity.

Change in Accounting Policy

Prior to November 1, 2001, we amortized goodwill that arose at the time of acquisition when adjusting the value of our investment securities where we exert significant influence. This change in accounting requirements is described in Note 9.

72   BMO FINANCIAL GROUP ANNUAL REPORT 2002

	Term to maturity

	Within		1 to 3		3 to 5		5 to 10		Over 10
	1 year		years		years		years		years

Investment Securities		Yield		Yield		Yield		Yield		Yield
Issued or guaranteed by:		%		%		%		%		%
Canadian federal government	$557	3.58	$588	4.38	$—	—	$—	—	$—	—
Canadian provincial and
municipal governments	2	2.90	—	—	—	—	—	—	—	—
U.S. federal government	1,001	1.97	2,069	2.76	1,396	3.63	1,241	4.18	—	—
U.S. states, municipalities and agencies	3,671	2.77	2,858	3.50	689	5.67	219	7.12	228	3.05
Other governments	34	4.19	32	5.21	6	6.38	11	5.65	—	—
Mortgage-backed securities and
collateralized mortgage obligations	1	13.75	—	—	1	5.60	584	4.88	473	5.64
Corporate debt	944	4.28	625	5.64	1,279	6.87	352	5.28	191	4.55
Corporate equity	157	7.74	364	9.69	411	8.81	83	8.21	1,204	2.15

Total investment securities	6,367	3.07	6,536	3.90	3,782	5.67	2,490	4.90	2,096	3.25

Trading Securities
Issued or guaranteed by:
Canadian federal government	1,851		963		852		897		1,045
Canadian provincial and
municipal governments	227		234		157		307		476
U.S. federal government	367		98		76		18		50
U.S. states, municipalities and agencies	—		—		—		—		—
Other governments	—		—		—		19		—
Corporate debt	2,711		362		216		439		1,211
Corporate equity	—		—		—		—		9,851

Total trading securities	5,156		1,657		1,301		1,680		12,633

Loan Substitute Securities	11		—		6		—		—

Total Securities	$11,534		$8,193		$5,089		$4,170		$14,729

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2002		2001
	Total book		Total book
	value		value

Investment Securities		Yield
Issued or guaranteed by:		%
Canadian federal government	$1,145	3.99	$436
Canadian provincial and
municipal governments	2	2.90	43
U.S. federal government	5,707	3.14	2,801
U.S. states, municipalities and agencies	7,665	3.44	8,522
Other governments	83	4.94	113
Mortgage-backed securities and
collateralized mortgage obligations	1,059	5.23	3,415
Corporate debt	3,391	5.63	4,078
Corporate equity	2,219	5.24	2,062

Total investment securities	21,271	4.02	21,470

Trading Securities
Issued or guaranteed by:
Canadian federal government	5,608		3,343
Canadian provincial and
municipal governments	1,401		1,214
U.S. federal government	609		278
U.S. states, municipalities and agencies	—		337
Other governments	19		—
Corporate debt	4,939		3,924
Corporate equity	9,851		7,104

Total trading securities	22,427		16,200

Loan Substitute Securities	17		6

Total Securities	$43,715		$37,676

Yields in the table above are calculated using the book value of the security and the contractual interest or stated dividend rates associated with each security adjusted for any amortization of premiums and discounts. Tax effects are not taken into consideration.

     Securities of designated countries include any securities that we receive as part of a debt restructuring by a foreign country. They are recorded net of any country risk allowance (see Note 4) that we have allocated to these securities.

     The term to maturity included in the table above is based on the contractual maturity date of the security. Securities with no maturity date are included in the over 10 years category.

     During the year ended October 31, 2001 we sold our investment in Grupo Financiero BBVA Bancomer and realized a gain of $321 ($272 after tax). The gain was net of unrealized translation losses of $99.

Interest income and gains and losses from securities are:

	2002	2001	2000

Reported in:
Interest, Dividend and Fee Income
Investment securities	$1,156	$1,610	$1,949
Trading securities	460	809	905

	$1,616	$2,419	$2,854

Non-Interest Revenue
Investment securities
Gross realized gains	$232	$480	$245
Gross realized losses	(56)	(73)	(46)
Write-downs (a)	(322)	(284)	(16)

Net realized gains (losses) and	$(146)	$123	$183
write-downs	—	—	—
Trading securities, net realized
and unrealized gains (losses)	$10	$139	$166

Interest expense is not included in the amounts shown above.
(a)	Included in write-downs for 2002 is $103 and for 2001 is $225 related to our equity investments in collateralized bond obligations.

Unrealized Gains and Losses

	2002				2001

		Gross	Gross			Gross	Gross
	Book	unrealized	unrealized	Fair	Book	unrealized	unrealized	Fair
	value	gains	losses	value	value	gains	losses	value

Investment Securities
Issued or guaranteed by:
Canadian federal government	$1,145	$—	$2	$1,143	$436	$4	$17	$423
Canadian provincial and municipal governments	2	—	—	2	43	—	—	43
U.S. federal government	5,707	143	1	5,849	2,801	93	1	2,893
U.S. states, municipalities and agencies	7,665	107	—	7,772	8,522	110	—	8,632
Other governments	83	2	—	85	113	3	—	116
Mortgage-backed securities and collateralized
mortgage obligations	1,059	29	—	1,088	3,415	53	—	3,468
Corporate debt	3,391	119	57	3,453	4,078	88	77	4,089
Corporate equity	2,219	48	67	2,200	2,062	101	113	2,050

Total	$21,271	$448	$127	$21,592	$21,470	$452	$208	$21,714

For actively traded securities, quoted market value is considered to be fair value. For infrequently traded securities, we use either the price of the most recent transaction or the midpoint between bid and ask price. For privately held securities and for thinly traded securities where market quotes are not available, we use estimation techniques to determine fair value. Estimation techniques used include discounted cash flows, multiple of earnings or comparisons with other securities that are substantially the same.

BMO FINANCIAL GROUP ANNUAL REPORT 2002   73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 Loans and the Allowance for Credit Losses

Loans

Loans are recorded at cost net of unearned interest and unamortized discounts. Interest income is recorded on an accrual basis, except for impaired loans the treatment of which is described below.

     From time to time we will restructure a loan due to the poor financial condition of the borrower. Interest on these restructured loans is recorded on an accrual basis.

     Securities purchased under resale agreements represent the amounts we will receive as a result of our commitment to resell securities that we have purchased, back to the original sellers, on a specified date at a specified price. We account for these instruments as loans.

Loan Fees

The accounting treatment for loan fees varies depending on the transaction. Loan syndication fees are included in lending fees when they are earned. Loan origination, restructuring and renegotiation fees are recorded as interest income over the term of the loan. Commitment fees are also recorded as interest income over the term of the loan, unless we believe the loan commitment will not be used. In the latter case, commitment fees are recorded as lending fees over the commitment period.

Impaired Loans

We classify loans, except for credit card loans and consumer instalment loans, as impaired when any of the following criteria are met:

•	we are no longer reasonably assured principal or interest will be collected on a timely basis;

•	principal or interest payments become 90 days past due (unless we are actively trying to collect the loan and it is fully secured);

•	fully secured loans become 180 days past due; or

•	we consider it prudent to cease accruing interest on the loan.

Credit card loans are classified as impaired and immediately written off when principal or interest payments become 180 days past due. Consumer instalment loans are immediately classified as impaired when the principal or interest payments are 90 days past due, and are written off when they are past due by one year.

     We do not accrue interest when we classify a loan as impaired, and any interest income that is accrued is reversed to interest income.

     Payments received on a loan that has been classified as impaired are recorded first to recover collection costs and any previous write-offs or allowances, and then as interest income. Payments received on impaired consumer instalment loans and loans to designated countries are applied first to outstanding interest, and then to the remaining principal.

     Property or other assets that we receive from borrowers to satisfy their loan commitments are classified as impaired and recorded at the lower of the amount we expect to recover and the outstanding balance of the loan at the time of the transfer.

     A loan will be reclassified back to performing status when it is determined that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the terms and conditions of the loan, and that none of the criteria for classification of the loan as impaired continue to apply.

Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider to be adequate to absorb credit-related losses in our loan portfolio. We also have an allowance for credit loss related to derivative financial instruments which is included in other liabilities.

     The allowance comprises the following components:

Specific Allowances

These allowances are recorded for specific loans to reduce their book value to the amount we expect to recover. We review our loans and acceptances, other than consumer instalment and credit card loans, on an ongoing basis to assess whether any loans should be classified as impaired and whether an allowance or write-off should be recorded. Our review of problem loans is conducted at least quarterly by our account managers who assess the ultimate collectibility and estimated recoveries on a specific loan based on all events and conditions that the manager believes are relevant to the condition of the loan. This assessment is then reviewed and concurred by an independent credit officer. In addition, significant specific allowances are reviewed by officers in the Risk Management Group.

     To determine the amount we expect to recover from an impaired loan we use the value of the estimated future cash flows discounted at the effective rate inherent in the loan. When the amounts and timing of future cash flows cannot be estimated with reasonable reliability the expected recovery amount is estimated using the fair value of any security underlying the loan, net of expected costs of realization and any amounts legally required to be paid to the borrower, or an observable market price for the loan. Security can vary by type of loan and may include cash, securities, real property, accounts receivable, guarantees, inventory or other capital assets.

General Allowance

We maintain a general allowance in order to cover any impairment in the existing portfolio that cannot yet be associated with specific loans. Our approach to establishing and maintaining the general allowance is based on the guideline issued by our regulator, the Superintendent of Financial Institutions Canada, that became effective in 2002.

     The general allowance is reviewed on a quarterly basis. A number of factors are considered when determining the appropriate level of the general allowance. A statistical analysis of past performance is undertaken to derive the mean (Expected Loss) and volatility (Unexpected Loss) of loss experience. This analysis calculates historical average losses for each homogeneous portfolio segment (e.g., mortgages), while other models estimate loss for portfolios of corporate loans and investments that can be referenced to market data. In addition, the level of allowance already in place and management’s professional judgement regarding portfolio quality, business mix and economic as well as credit market conditions are also considered.

Country Risk Allowance

This allowance is recorded for loans to and securities of countries designated by the Superintendent of Financial Institutions Canada that have restructured or experienced difficulties in servicing all or part of their external debt to commercial banks.

Changes in the value of our loan portfolio due to credit-related losses are included in the provision for credit losses in our Consolidated Statement of Income.

The following table sets out our loans and allowance for credit losses by loan category:

	Gross loans		Specific		General		Net loans
	amount		allowance		allowance		amount

	2002	2001	2002	2001	2002	2001	2002	2001

Residential mortgages	$47,569	$41,941	$5	$6	$13	$12	$47,551	$41,923
Credit card, consumer instalment and other personal loans	23,448	20,634	4	8	294	247	23,150	20,379
Business and government loans	57,963	61,249	760	755	873	921	56,330	59,573
Securities purchased under resale agreements	15,664	14,954	–	–	–	–	15,664	14,954

Total	$144,644	$138,778	$769	$769	$1,180	$1,180	$142,695	$136,829

Restructured loans classified as performing during the year ended October 31, 2002 were $38 (nil in 2001). No restructured loans were written off in the years ended October 31, 2002 and 2001. Included in loans as at October 31, 2002 are $53,981 ($53,929 in 2001) of loans denominated in U.S. dollars and $598 ($558 in 2001) of loans denominated in other foreign currencies.

74   BMO FINANCIAL GROUP ANNUAL REPORT 2002

The following table sets out the outstanding amounts that we have classified as impaired and the related allowances:

					Impaired loans,
	Gross impaired		Specific		net of specific
	amount		allowance		allowance

	2002	2001	2002	2001	2002	2001

Residential mortgages	$124	$132	$5	$6	$119	$126
Consumer instalment and other personal loans	53	64	4	8	49	56
Business and government loans	2,160	1,818	760	755	1,400	1,063

Total	$2,337	$2,014	$769	$769	$1,568	$1,245

Included in impaired loans are other real estate owned and securities received from customers in satisfaction of their loans totalling $13 as at October 31, 2002 ($13 in 2001).

     Fully secured loans with past due amounts between 90 and 180 days that we have not classified as impaired totalled $49 as at October 31, 2002 ($36 in 2001).

     Our average gross impaired loans and acceptances were $2,150 for the year ended October 31, 2002 ($1,657 in 2001). Our average impaired loans, net of the specific allowance, were $1,351 for the year ended October 31, 2002 ($1,198 in 2001).

     During the years ended October 31, 2002, 2001 and 2000, we would have recorded interest income of $172, $126 and $103, respectively, if we had not classified any loans as impaired.

The following table sets out the continuity of our allowance for credit losses:

	Specific allowance			General allowance

	2002	2001	2000	2002	2001	2000

Balance at beginning of year	$769	$517	$372	$1,180	$1,080	$970
Provision for credit losses	820	880	290	–	100	110
Recoveries	68	40	44	–	–	–
Write-offs	(884)	(698)	(206)	–	–	–
Other, including foreign exchange rate changes	(4)	30	17	–	–	–

Balance at end of year	$769	$769	$517	$1,180	$1,180	$1,080

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Country risk
	allowance (1)			Total

	2002	2001	2000	2002	2001	2000

Balance at beginning of year	$–	$–	$85	$1,949	$1,597	$1,427
Provision for credit losses	–	–	(42)	820	980	358
Recoveries	–	–	–	68	40	44
Write-offs	–	–	(45)	(884)	(698)	(251)
Other, including foreign exchange rate changes	–	–	2	(4)	30	19

Balance at end of year	$–	$–	$–	$1,949	$1,949	$1,597

(1)	We did not have any impaired loans to designated countries as at October 31, 2002 and 2001.

NOTE 5 Other Credit Instruments

We use other off-balance sheet credit instruments as a method of meeting the financial needs of our customers. Summarized below are the types of instruments that we use:

•	Guarantees and standby letters of credit represent our obligation to make payments to third parties on behalf of our customers if our customers are unable to make the required payments or meet other contractual requirements;

•	Securities lending represents our credit exposure when we lend our securities, or our customers’ securities, to third parties should the securities borrower default on their redelivery obligation;

•	Documentary and commercial letters of credit represent our agreement to honour drafts presented by a third party upon completion of specific activities; and

•	Commitments to extend credit represents our commitment to our customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to meeting certain conditions.

     The contractual amount of our other credit instruments represents the maximum undiscounted potential credit risk if the counter-party does not perform according to the terms of the contract before any amounts that could possibly be recovered under recourse or collateralization provisions. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts are not representative of the Bank’s likely credit exposure or liquidity requirements for these commitments.

     The risk-weighted equivalent values of our other credit instruments are based on the rules for capital adequacy of the Superintendent of Financial Institutions Canada. The risk-weighted equivalent value is used in the ongoing assessment of our capital adequacy ratios.

Summarized below is information related to various commitments.

	2002		2001

	Contract	Risk-weighted	Contract	Risk-weighted
	amount	equivalent	amount	equivalent

Credit Instruments
Guarantees and standby letters of credit	$11,902	$8,251	$10,216	$6,841
Securities lending	580	38	584	319
Documentary and commercial letters of credit	642	84	588	63
Commitments to extend credit
Original maturity of one year and under	72,723	–	69,428	–
Original maturity of over one year	21,765	9,787	25,001	10,155

Total	$107,612	$18,160	$105,817	$17,378

Commitments to extend credit in respect of consumer instalment and credit card loans are excluded as the lines are revocable at our discretion.

BMO FINANCIAL GROUP ANNUAL REPORT 2002   75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 Asset Securitization

Periodically, we securitize loans for capital management purposes or to provide alternative sources of funding. Securitization involves selling loans to off-balance sheet special-purpose entities or trusts (securitization vehicles) which buy the loans and then issue interest bearing investor certificates.

     Contracts with the securitization vehicles provide for the payment to us over time of the excess of the sum of interest and fees collected from customers, in connection with the loans that were sold, over the yield paid to investors in the securitization vehicle, less credit losses and other costs (the deferred purchase price).

When the transferred loans are considered sold for accounting purposes, we remove them from our balance sheet.

     For transfers that have occurred since July 1, 2001, we account for them as sales when control over the assets is given up. We recognize securitization revenues at the time of the sale, based on our best estimate of the net present value of expected future cash flows, primarily the deferred purchase price, net of our estimate of the fair value of any servicing obligations undertaken. The deferred purchase price is recorded in our Consolidated Balance Sheet in other assets.

     For all transfers prior to July 1, 2001, except for the securitization of National Housing Act (“NHA”) insured mortgages, we accounted for these securitization transactions as sales when the significant risks and rewards of ownership of the loans had been transferred. For those transfers, we record securitization revenues over the life of the securitization as the deferred purchase price becomes legally payable to us. For transfers of NHA-insured mortgages, we recorded a gain or loss in securitization revenues at the date of sale, based on the estimated net present value of the deferred purchase price at that time.

For some of our securitizations, we are required to purchase subordinated interests or maintain cash amounts deposited with the securitization vehicle. This provides the securitization vehicle with a source of funds in the event that the sum of interest and fees collected on the loans is not sufficient to pay the interest owed to investors. We record these amounts in other assets in our Consolidated Balance Sheet.

We periodically review the carrying value of assets on our Consolidated Balance Sheet arising from our securitizations and when we identify a decline in value that is other than temporary, the affected carrying amount is written down to its fair value. Any write-down is recorded in our Consolidated Statement of Income as a reduction of securitization revenues.

The following table summarizes the impact of securitizations on our Consolidated Statement of Income for the years ended October 31:

				Consumer instalment and						Business and
	Residential mortgages			other personal loans			Credit card loans			government loans			Total

	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000

Gains on sales of loans	$37	$38	$23	$14	$5	$—	$117	$39	$—	$—	$—	$—	$168	$82	$23
Other securitization revenue	37	58	54	10	—	—	70	172	186	39	19	80	156	249	320
Amortization of servicing liability	5	—	—	—	—	—	—	—	—	—	—	—	5	—	—

Total	$79	$96	$77	$24	$5	$—	$187	$211	$186	$39	$19	$80	$329	$331	$343

The following table summarizes the impact of securitizations on our Consolidated Balance Sheet as at October 31:

				Consumer instalment and						Business and
	Residential mortgages			other personal loans			Credit card loans			government loans

	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000

Retained interests
Investment in securitization vehicles	$—	$—	$—	$56	$32	$—	$—	$—	$—	$—	$—	$—
Deferred purchase price	117	121	81	7	5	—	25	20	—	—	—	—
Cash deposits with securitization vehicles	11	25	26	—	—	—	—	—	—	170	472	940
Servicing liability	14	4	—	—	—	—	—	—	—	—	—	—

The following table summarizes certain cash flows received from securitization vehicles for the years ended October 31:

				Consumer instalment and							Business and
	Residential mortgages			other personal loans			Credit card loans			government loans

	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000

Proceeds from new securitizations	$—	$1,197	$1,837	$519	$1,037	$—	$—	$—	$—	$—	$—	$—
Proceeds from loans sold to revolving securitization vehicles	2,737	2,117	1,775	—	—	—	10,795	11,549	11,129	—	—	2,132
Servicing fees collected	3	6	2	—	1	—	47	50	50	—	2	3
Receipt of deferred purchase price	92	83	59	10	—	—	134	136	130	—	37	77

The following table sets out credit information related to our securitized assets:

	2002		2001

	Securitized	Credit	Securitized	Credit
	loans	losses	loans	losses

Residential mortgages	$7,241	$—	$8,063	$—
Consumer instalment and other personal loans	1,271	4	965	1
Credit card loans	1,950	53	2,500	57
Business and government loans	402	70	2,207	46

Total	$10,864	$127	$13,735	$104

Static pool credit losses provide a measure of the credit risk in our securitized assets. They are calculated by totalling the actual and projected future credit losses and dividing the result by the original balance of each pool of assets. Static pool credit losses for the years ended October 31 are as follows:

Static pool credit losses	2002	2001

Residential mortgages	–	–
Consumer instalment and other personal loans	2.19%	1.25%
Credit card loans	3.74%	2.36%
Business and government loans	2.50%	1.29%

76   BMO FINANCIAL GROUP ANNUAL REPORT 2002

Our credit exposure to securitized assets as at October 31, 2002 was limited to our deferred purchase price of $149 ($146 in 2001), certain cash deposits of $93 ($120 in 2001) and investments in securitization vehicles of $56 ($32 in 2001).

     The adjoining table outlines the key economic assumptions used in measuring the deferred purchase price and the sensitivity of the current value of the deferred purchase price as at October 31, 2002 to immediate 10% and 20% adverse changes in those assumptions. The sensitivity analysis should be used with caution as it is hypothetical and changes in each key assumption may not be linear. The sensitivities in each key variable have been calculated independently of changes in the other key variables. Actual experience may result in changes in a number of key assumptions simultaneously. Changes in one factor may result in changes in another, which could amplify or reduce certain sensitivities.

     For additional information concerning our off-balance sheet special-purpose entities refer to Note 7.

		Consumer
		instalment
		and other
	Residential	personal	Credit card
	mortgages	loans	loans

Deferred purchase price	$117	$7	$25

Weighted average life (in years)	2.68	2.19	0.17
Prepayment rate (%)	12.75-13.19	5.0-8.0	33.0
Impact of: 10% adverse change	$1.0-$1.1	$0.1	$0.1
20% adverse change	$1.9-$2.2	$0.2	$0.2

Interest rate (%)	0.98-2.49	1.81-3.17	8.68
Impact of: 10% adverse change	$6.7-$7.8	$0.8	$2.5
20% adverse change	$13.3-$15.6	$1.7	$5.1

Expected credit losses (%)	—	1.25-1.50	1.95
Impact of: 10% adverse change	$—	$1.1	$0.6
20% adverse change	$—	$2.3	$1.2

Discount rate (%)	5.95-13.30	13.30-13.73	13.30
Impact of: 10% adverse change	$0.5-$0.9	$0.1	$0.1
20% adverse change	$0.9-$1.7	$0.3	$0.2

NOTE 7 Off-Balance Sheet Special-Purpose Entities

Off-balance sheet special-purpose entities (“SPEs”) are either corporate entities or trusts whose activities are set out in the legal agreements that govern them. We have ongoing relationships with two types of SPEs: asset securitization SPEs and asset management SPEs.

     We securitize our loans either for capital management purposes or to provide alternative sources of funding. Our securitizations are more fully described in Note 6.

     We assist our customers with the securitization of their assets to provide them with alternative sources of funding. In exchange for providing this service we earn fees for providing structuring advice related to the securitizations as well as administrative fees for supporting the ongoing operations of the customer securitization SPEs.

     We conduct asset management activities through SPEs that provide investors with customized, diversified debt portfolios in a variety of asset and rating classes. We earn investment management fees for managing these portfolios. We have two types of asset management SPEs: our High Yield Collateralized Bond Obligation SPEs and our High Grade Structured Investment SPEs. Our investments to sponsor these off-balance sheet SPEs were $109 at October 31, 2002 ($187 at October 31, 2001).

     We provide liquidity support for the securities issued by some off-balance sheet SPEs. We also enter into derivative transactions to assist them in hedging their interest rate exposure. The terms and conditions for these transactions are the same as for those with third-party customers.

     The majority of the funding issued by these off-balance sheet SPEs is rated by one or more rating agencies that review the terms of the SPE to ensure that investors are appropriately protected.

     The following table summarizes the financial position of our SPEs as at October 31, 2002:

		High Yield
		Collateralized	High Grade
	Customer	Bond	Structured
	Securitization	Obligation	Investment
	SPEs	SPEs	SPEs

Assets	$28,092	$3,397	$16,539
Liabilities	$27,228	$3,546	$15,222

Included in customer securitization SPEs is $6,700 of loans securitized by the Bank.

Future Change in Accounting Policy

The Canadian Institute of Chartered Accountants has issued a draft guideline on the consolidation of SPEs. We are currently reviewing the draft guideline to determine whether it will require us to consolidate any of our off-balance sheet SPEs.

NOTE 8 Premises and Equipment

We record all premises and equipment at cost. Buildings, computer and other equipment and leasehold improvements are amortized on a straight-line basis over their estimated useful lives. The maximum estimated useful lives we use to amortize our assets are:

- Buildings - Computer and other equipment - Leasehold improvements	40 years 10 years 15 years

Gains and losses on disposal are included in non-interest revenue in our Consolidated Statement of Income.

	2002	2001

Land	$269	$292
Buildings	1,309	1,387
Computer and other equipment	2,737	2,483
Leasehold improvements	529	491

	4,844	4,653
Accumulated amortization	(2,685)	(2,483)

Total	$2,159	$2,170

Amortization expense for the years ended October 31, 2002, 2001 and 2000 amounted to $396, $406 and $402, respectively. Included in land and buildings are the costs of Bank-owned branches, of which we owned 457 as at October 31, 2002 and 460 as at October 31, 2001, and other properties, located in Canada, the United States and other countries.

On September 12, 2002, we sold our 25% undivided interest in the land located at King and Bay Streets in Toronto for cash proceeds of $122. The gain on sale of $112 ($87 after tax) was deferred and will be recorded as a reduction in rental expense over the term of our leases in the building, which expire between 2013 and 2023.

Lease Commitments

We have entered into a number of non-cancellable leases for premises and equipment. Our total contractual rental commitments outstanding as at October 31, 2002 are $1,096. The commitments for each of the next five years are $195 for 2003, $163 for 2004, $136 for 2005, $99 for 2006 and $82 for 2007 and $421 thereafter. Included in these amounts are the commitments related to 677 leased Bank branch locations as at October 31, 2002. Net rent expense for premises and equipment reported in our Consolidated Statement of Income was $223, $175 and $165 for the years ended October 31, 2002, 2001 and 2000, respectively.

BMO FINANCIAL GROUP ANNUAL REPORT 2002   77

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 Other Assets

	2002	2001

Accounts receivable, prepaid expenses and other items	$5,303	$4,657
Accrued interest receivable	723	979
Due from clients, dealers and brokers	7,645	6,483
Unrealized gains and amounts receivable on derivative contracts (Note 23)	22,108	23,315
Future income taxes	109	392

	35,888	35,826

Intangible assets
Customer relationships	489	188
Core deposit intangibles	126	162
Branch distribution network	134	150
Other	24	18

	773	518

Goodwill	1,428	798

Intangible assets and goodwill	2,201	1,316

Total	$38,089	$37,142

We had no intangible assets with indefinite lives as at October 31, 2002 and 2001.

Intangible Assets

When we acquire a subsidiary or make other specific investments, we may acquire intangible assets, which are recorded at their fair value at the time we make the investment.

     Intangible assets with a definite life are amortized to income over the period during which we believe the assets will benefit us, generally not exceeding 20 years. We write down intangible assets with a definite life to fair value when the undiscounted cash flows are not expected to allow for recovery of the carrying value. Intangible assets with an indefinite life are not subject to amortization; they are tested at least annually for impairment to ensure that their fair value is greater than or equal to book value. Any excess of book value over fair value is charged to income in the period in which impairment is determined.

Goodwill

When we acquire a subsidiary, joint venture or investment securities where we exert significant influence we determine the fair value of the net tangible and intangible assets acquired and compare the total to the amount that we paid for the investments. Any excess of the amount paid over the fair value of those net assets is considered to be goodwill.

Goodwill is tested at least annually for impairment to ensure that its fair value is greater than or equal to book value. Any excess of book value over fair value is charged to income in the period in which impairment is determined.

Amortization of intangible assets is recorded in our Consolidated Statement of Income as:

	2002	2001	2000

Interest expense	$13	$13	$10
Non-interest expense	87	43	23

Total	$100	$56	$33

There were no write-downs of intangible assets due to impairment during the years ended October 31, 2002, 2001 and 2000.

The total estimated amortization expense relating to intangible assets for each of the next five years is $120 for 2003, $111 for 2004, $103 for 2005, $93 for 2006 and $87 for 2007.

Change in Accounting Policy

Prior to November 1, 2001 we amortized goodwill arising from acquisitions made before July 1, 2001 over its useful life. Amortization of goodwill was recorded net of applicable income tax in our Consolidated Statement of Income. Goodwill amortization of $56 and $49, net of income tax benefits of $6 and $5, was included in income for the years ended October 31, 2001 and 2000, respectively.

     If we had continued to amortize this goodwill, goodwill amortization expense for the year ended October 31, 2002 would have been $55, net of an income tax benefit of $7.

The net assets of acquired businesses, including any goodwill, are allocated to the operating segments to which they relate. The goodwill associated with those acquisitions is allocated on this same basis, as illustrated in the following table:

				Corporate Support,
	Personal and			including
	Commercial	Private	Investment	Technology and
For the Year Ended October 31, 2002	Client Group	Client Group	Banking Group	Solutions	Total

Balance at beginning of year	$452	$286	$58	$2	$798
Acquisitions made during the year	–	605	–	1	606
Disposals during the year	(2)	–	–	–	(2)
Effects of foreign exchange and other	5	21	–	–	26

Balance at end of year	$455	$912	$58	$3	$1,428

There were no write-downs of goodwill due to impairment during the year ended October 31, 2002.

NOTE 10 Acquisitions

We account for acquisitions of businesses using the purchase method. This involves allocating the purchase price paid for a business to the assets acquired, including identifiable intangible assets, and the liabilities assumed based on their fair value at the date of acquisition. Any excess is then recorded as goodwill.

     We account for acquisitions of assets at the fair value of assets acquired, including identifiable intangible assets.

     On February 4, 2002 we completed the acquisition of all outstanding voting shares of CSFBdirect, Inc., a New Jersey-based direct investing firm previously owned by Credit Suisse First Boston, for total cash consideration of $854. The results of CSFBdirect, Inc.’s operations have been included in our consolidated financial statements since that date. The acquisition of CSFBdirect, Inc. significantly increases our U.S. client base and provides a national franchise for our existing integrated wealth management business in the United States.

     As part of this acquisition we acquired a customer relationship intangible asset, which will be amortized on an accelerated basis over 15 years, and a covenant not to compete which will be amortized over five years on a straight-line basis.

     On July 26, 2002 we completed the acquisition of Morgan Stanley Individual Investor Group’s online client accounts for total cash consideration of $153. The online client accounts asset is included in our customer relationships intangible asset and will be amortized on an accelerated basis over 15 years.

     On July 13, 2001 we completed the acquisition of all outstanding voting shares of First National Bank of Joliet, a publicly traded, full-service community bank in the United States. The purchase price of $337 consisted of $124 in cash consideration and 5,325,307 of our common shares valued at $213.

     On July 19, 2001 we completed the acquisition of all outstanding voting shares of Guardian Group of Funds Ltd., a mutual fund subsidiary of a publicly traded financial services company in Canada. The purchase price consisted of 4,960,140 of our common shares valued at $187.

78   BMO FINANCIAL GROUP ANNUAL REPORT 2002

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition:

	2002		2001

		Morgan Stanley
	CSFBdirect, Inc.	client accounts	Joliet	Guardian

Cash resources	$51	$–	$193	$–
Premises and equipment	10	–	–	–
Investment securities	–	–	653	–
Loans	–	–	852	–
Other assets
Other	6	–	23	9
Customer relationships	200	153	–	–
Core deposit intangible	–	–	76	–
Other intangible assets	9	–	–	18
Goodwill	597	–	152	187

	812	153	251	214

Total assets	873	153	1,949	214

Deposits	–	–	1,347	–
Securities sold under repurchase agreements	–	–	230	–
Other liabilities	19	–	35	27

Total liabilities	19	–	1,612	27

Purchase price	$854	$153	$337	$187

NOTE 11 Operating and Geographic Segmentation

We conduct our business through operating segments, each of which has a distinct market and product mandate. Our Personal and Commercial Client Group provides financial services to personal and commercial customers; our Private Client Group provides wealth management services; and our Investment Banking Group offers corporate, institutional and government clients comprehensive financial services including advisory, investment and operating services.

     In addition, Corporate Support, including Technology and Solutions, provides enterprise-wide services including overall technology support and risk management.

     Information concerning these operating segments, including disclosure of their revenues, expenses, net income, average assets, loans and deposits, is presented in the tables on pages 36 to 47 of our Management’s Discussion and Analysis.

NOTE 12 Deposits

	Demand deposits

					Payable		Payable on
	Interest bearing		Non-interest bearing		after notice		a fixed date		Total

	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001

Deposits by:
Banks	$210	$237	$363	$512	$188	$462	$14,512	$19,328	$15,273	$20,539
Businesses and governments	4,659	5,042	9,008	10,103	16,028	15,288	41,716	35,699	71,411	66,132
Individuals	2,450	2,425	3,346	2,733	32,949	28,819	36,409	33,642	75,154	67,619

Total	$7,319	$7,704	$12,717	$13,348	$49,165	$44,569	$92,637	$88,669	$161,838	$154,290

Booked in:
Canada	$6,561	$6,822	$8,941	$7,861	$32,671	$31,390	$54,799	$47,358	$102,972	$93,431
United States	730	842	3,766	5,474	16,102	12,916	28,595	31,488	49,193	50,720
Other countries	28	40	10	13	392	263	9,243	9,823	9,673	10,139

Total	$7,319	$7,704	$12,717	$13,348	$49,165	$44,569	$92,637	$88,669	$161,838	$154,290

     Demand deposits are comprised primarily of our customers’ chequing accounts, some of which we pay interest on. Our customers need not notify us prior to withdrawing money from their chequing accounts.

     Deposits payable after notice are comprised primarily of our customers’ savings accounts, on which we pay interest. Our customers are often required to give us notice prior to withdrawing money from these accounts.

     Deposits payable on a fixed date are comprised primarily of various investment instruments purchased by our customers, such as term deposits and guaranteed investment certificates, to earn interest over a fixed period. The term of these deposits can vary from one day to ten years.

     Deposits include federal funds purchased, which are overnight borrowings of other banks’ excess reserve funds at a United States Federal Reserve Bank. As at October 31, 2002 we had purchased $4,096 of federal funds and $4,160 as at October 31, 2001.

     Deposits include commercial paper totalling $597 as at Octo-ber 31, 2002 and $505 as at October 31, 2001.

     Included in our deposits payable on a fixed date as at October 31, 2002 are $65,304 of individual deposits greater than one hundred thousand dollars of which $31,529 were booked in Canada and $33,775 were booked outside Canada. We had $61,789 of such deposits as at October 31, 2001 of which $24,746 were booked in Canada and $37,043 were booked outside Canada. Of these deposits booked in Canada as at October 31, 2002, the amount maturing within three months was $20,054, between three and six months was $1,642, between six and twelve months was $3,708 and over twelve months was $6,125. As at October 31, 2001, the amount maturing within three months was $13,101, between three and six months was $2,139, between six and twelve months was $3,610 and over twelve months was $5,896.

BMO FINANCIAL GROUP ANNUAL REPORT 2002   79

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13   Other Liabilities

Acceptances

Acceptances represent a form of negotiable short-term debt that is issued by our customers and which we guarantee for a fee. We have an offsetting claim, equal to the amount of the acceptances, against our customers when the instrument matures. The amount due under acceptances is recorded as a liability and our corresponding claim is recorded as an asset in our Consolidated Balance Sheet.

Securities Sold but not yet Purchased

Securities sold but not yet purchased represent our obligation to deliver securities which we did not own at the time of sale. These obligations are recorded at their market value. Adjustments to the market value as at the balance sheet date and gains and losses on the settlement of these obligations are recorded as interest, dividend and fee income from securities in our Consolidated Statement of Income.

Securities Sold under Repurchase Agreements

Securities sold under repurchase agreements represent short-term funding transactions where we sell securities that we already own and simultaneously commit to repurchase the same securities at a specified price on a specified date in the future. These securities are recorded at their original cost. The interest expense related to these liabilities is recorded on an accrual basis.

	2002	2001

Acceptances	$6,901	$7,936
Securities sold but not yet purchased	7,654	6,609
Securities sold under repurchase agreements	24,796	17,480

	$39,351	$32,025

Accounts payable, accrued expenses and other items	11,028	9,718
Liabilities of subsidiaries, other than deposits	168	1,481
Accrued interest payable	1,125	1,314
Unrealized losses and amounts payable on derivative contracts (Note 23)	22,095	23,646
Non-controlling interest in subsidiaries	1,571	1,579

Other	$35,987	$37,738

Total	$75,338	$69,763

Included in liabilities of subsidiaries, other than deposits are other short-term borrowings totalling $156 and $1,467 as at October 31, 2002 and 2001, respectively.

     Included in non-controlling interest in subsidiaries as at October 31, 2002 and 2001 are capital trust securities totalling $1,150 that form part of our Tier 1 regulatory capital.

NOTE 14   Subordinated Debt

Subordinated debt represents our direct unsecured obligations to our debt holders and forms part of our regulatory capital. The rights of the holders of our notes and debentures are subordinate to the claims of depositors and certain other creditors. We require approval from the Superintendent of Financial Institutions Canada before we can redeem any part of our subordinated debt.

     Our subordinated debt consists of notes and debentures with interest rates ranging from 1.99% to 10.85%. The maturity dates extend from June 2003 to December 2040.

     The interest rates on certain debenture series are variable based on various indices. In addition, certain series of subordinated debt are redeemable at our option on various dates prior to February 2012.

     Included in subordinated debt are debentures and subordinated notes denominated in U.S. dollars totalling US$950 as at October 31, 2002 and 2001. The Canadian dollar equivalent of these was $1,480 and $1,510 as at October 31, 2002 and 2001, respectively.

     During the year ended October 31, 2002 we redeemed our Series 24 Debentures of $250, our Series 14 Debentures of $150 and our Series A medium term Debentures of $450. During the year ended October 31, 2001 we redeemed our Series 23 Debentures of $300. There was no gain or loss on redemption.

     Repayments of our subordinated debt required over the next five years and thereafter are:

2003	$250
2004	–
2005	467
2006	–
2007	467
Thereafter	2,610

Total	$3,794

NOTE 15   Share Capital

Outstanding
(except per share information) Canadian $ in millions,	2002			2001			2000

			Dividends			Dividends			Dividends
	Number		declared	Number		declared	Number		declared
	of shares	Amount	per share	of shares	Amount	per share	of shares	Amount	per share

Preferred Shares
Class B — Series 1	—	$—	$ —	—	$—	$0.57	10,000,000	$250	$2.25
Class B — Series 2	—	—	—	—	—	US $1.28	10,000,000	381	US $1.69
Class B — Series 3	16,000,000	400	1.39	16,000,000	400	1.39	16,000,000	400	1.39
Class B — Series 4	8,000,000	200	1.20	8,000,000	200	1.20	8,000,000	200	1.20
Class B — Series 5	8,000,000	200	1.33	8,000,000	200	1.33	8,000,000	200	1.33
Class B — Series 6	10,000,000	250	1.19	10,000,000	250	1.19	10,000,000	250	1.19
Class B — Series 10	12,000,000	467	US $1.39	—	—	—	—	—	—

		1,517			1,050			1,681
Common Shares	492,504,878	3,459	1.20	489,084,527	3,375	1.12	522,583,894	3,173	1.00

Total Outstanding Share Capital		$4,976			$4,425			$4,854

Preferred Shares

We are authorized by our shareholders to issue an unlimited num- ber of Class A Preferred Shares and Class B Preferred Shares without par value, in series, for unlimited consideration. Class B Preferred Shares may be issued in a foreign currency.

     During the year ended October 31,2002 we issued 12,000,000 5.95% Non-Cumulative Class B Preferred Shares, Series 10, at a price of US$25.00 per share, representing an aggregate issue price of US$300.

     During the year ended October 31, 2001 we redeemed all of our Class B – Series 1 preferred shares for $25.00 per share or $250, and all of our Class B – Series 2 preferred shares for US$25.00 per share or US$250.

80   BMO FINANCIAL GROUP ANNUAL REPORT 2002

Class B – Series 3 shares are redeemable at our option starting August 25, 2004 for $25.00 cash per share, plus a premium if we redeem the shares before August 25, 2006, or an equivalent value of our common shares, and are convertible at the shareholder’s option starting May 25, 2007 into our common shares; however, we have the right to pay $25.00 cash per share instead. The shares carry a non-cumulative quarterly dividend of $0.346875 per share.

Class B – Series 4 shares are redeemable at our option starting August 25, 2005 for $25.00 cash per share, plus a premium if we redeem the shares before August 25, 2007, or an equivalent value of our common shares, and are convertible at the shareholder’s option starting May 25, 2008 into our common shares; however, we have the right to pay $25.00 cash per share instead. The shares carry a non-cumulative quarterly dividend of $0.30 per share.

Class B – Series 5 shares are redeemable at our option starting February 25, 2013 for $25.00 cash per share, and are not convertible. The shares carry a non-cumulative quarterly dividend of $0.33125 per share.

Class B – Series 6 shares are redeemable at our option starting November 25, 2005 for $25.00 cash per share, plus a premium if we redeem the shares before November 25, 2007, or an equivalent value of our common shares, and are convertible at the shareholder’s option starting November 25, 2008 into our common shares; however, we have the right to pay $25.00 cash per share instead. The shares carry a non-cumulative quarterly dividend of $0.296875 per share.

Class B – Series 10 shares are redeemable at our option starting February 25, 2012 for US$25.00 cash per share, and are convertible at our option starting February 25, 2012 into our common shares. The shares carry a non-cumulative quarterly dividend of US$0.371875 per share.

Common Shares

We are authorized by our shareholders to issue an unlimited number of our common shares, without par value, for unlimited consid- eration. Our common shares are not redeemable or convertible. Dividends are declared by us on a quarterly basis and the amount can vary from quarter to quarter.

     During the year ended October 31, 2001, we repurchased 52,000,000 shares at an average cost of $39.06 per share, totalling $2,031. During the year ended October 31, 2000, 15,728,000 shares were repurchased at an average cost of $31.80 per share, totalling $500.

     During the year ended October 31, 2001, we paid a stock dividend of one common share, with no value, for each outstanding common share. The stock dividend had the same effect as a two-for-one stock split. All common share balances have been restated to reflect this stock dividend.

Issuances Exchangeable into Common Shares

In 1996 we granted options to Grupo Financiero BBVA Bancomer to purchase up to 19,914,570 of our common shares as part of the consideration paid for our investment in Grupo Financiero BBVA Bancomer. These options were cancelled on December 18, 2000. As a result, the $22 option value that was included in share capital in 1996 was reversed and an after-tax gain of $18 was recorded directly in retained earnings when the options were cancelled.

     One of our subsidiaries, Bank of Montreal Securities Canada Limited, has issued various classes of non-voting shares which can be exchanged at the option of the holder for our common shares, based on a formula. There were 1,133,722 and 1,379,960 of these shares outstanding with a weighted average conversion price per share of $8.50 and $8.95 as at October 31, 2002 and 2001, respectively.

Share Redemption and Dividend Restrictions

The Superintendent of Financial Institutions Canada must approve any plan to redeem any of our preferred share issues for cash.

     We are prohibited from declaring dividends on our preferred or common shares when we are, or would be as a result of paying such a dividend, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends declared and payable on our preferred shares have been paid or sufficient funds have been set aside to do so.

     In addition, we have agreed that if BMO Capital Trust, one of our subsidiaries, fails to pay any required distribution on its capital trust securities, we will not declare dividends of any kind on any of our preferred or common shares.

Potential Share Issuances

As at October 31, 2002, we had reserved 8,127,324 common shares for potential issue in respect of our Shareholder Dividend Reinvestment and Share Purchase Plans, 5,839,505 common shares in respect of the exchange of certain shares of Bank of Montreal Securities Canada Limited. We also have 41,471,968 common shares for the potential exercise of stock options, as further described in Note 16.

NOTE 16   Employee Compensation

We provide a range of benefits to our employees, the costs of which are recorded in the year services are provided as employee compen- sation expense in our Consolidated Statement of Income. Information on pension benefits, certain other future employee benefits and stock-based compensation plans is provided below.

Pension and Other Future Employee Benefits Plans

We have a number of arrangements in Canada, the United States and the United Kingdom which provide pension and future employee benefits to our retired and current employees. Pension arrangements include statutory pension plans as well as supplemental arrange- ments which provide pension benefits in excess of statutory limits. Generally, we provide retirement benefits based on employees’ years of service and average earnings at the time of retirement and do not require employees to make contributions. Voluntary contributions can be made by employees. Other future employee benefits, including health and dental care benefits and life insurance, are provided for current and retired employees.

     Our actuaries perform regular valuations of our accrued benefit obligation for pension and other future employee benefits based on assumptions about salary growth, retirement age, mortality, and health care cost trend rates. Assets are set aside to satisfy our pension obligation related to statutory pension plans, and a retirement compensation arrangement was set up in 2001 to fund supplemental pension arrangements in Canada. Our other future employee benefits obligation in the United States is partially funded; and our other future employee benefits obligation in Canada is unfunded.

Pension and other future employee benefits expenses are determined as the cost of employee benefits earned in the current year, interest expense on the accrued benefit obligation, expected investment return on the market value of plan assets, the amortization of deferred past service costs and the amortization of deferred actuarial gains and losses in excess of a predetermined range.

     Past service costs arise when we make plan amendments that result in the granting of benefits that are calculated by reference to service already provided by employees. We defer and amortize past service costs to expense over the average remaining service period of active employees.

     Actuarial gains and losses can arise in one of two ways: first, when the actual return on plan assets for a period differs from the expected return on plan assets for that period, and second, when the expected accrued benefit obligation differs from the actual accrued benefit obligation at the end of the year. We defer and amortize all experience gains and losses in excess of a predetermined range to pension and other future employee benefits expense over the average remaining service period of active employees.

     Our accrued benefit asset related to pension benefits is included in other assets in our Consolidated Balance Sheet. The accrued benefit liability relating to our supplemental pension arrangements and other future employee benefits is included in other liabilities.

Change in Accounting Policy

On November 1, 2000 we adopted a new accounting policy for pension and other future employee benefits plans. The impact of adopting the new standard was recorded as a decrease of $250 (net of tax of $171) in opening retained earnings.

BMO FINANCIAL GROUP ANNUAL REPORT 2002   81

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table provides summaries of the estimated financial positions of our pension benefit plans and other future employee benefits plans: Pension Other future employee benefits benefit plans:

	Pension benefit plans			Other future employee benefits plans
	2002	2001	2000	2002	2001	2000

Accrued benefit obligation, beginning of year	$2,903	$2,211	$2,098	$537	$—	$—
Adjustment to adopt change in accounting standard	—	402	—	—	490	—
Benefits earned by employees	105	93	69	13	13	—
Interest cost accrued on accrued benefit obligation	191	177	166	35	32	—
Benefits paid to pensioners and employees (a)	(167)	(151)	(152)	(23)	(18)	—
Voluntary employee contributions	5	6	4	—	—	—
Actuarial (gain) loss	119	117	(7)	34	17	—
Plan amendments	15	24	18	—	—	—
Other, primarily foreign exchange	(14)	24	15	(1)	3	—

Accrued benefit obligation, end of year	$3,157	$2,903	$2,211	$595	$537	$—

Fair value of plan assets, beginning of year	$2,816	$3,103	$2,825	$54	$—	$—
Transition adjustment to reflect prior funding by U.S. subsidiary	—	—	—		50	—
Actual return on plan assets	(188)	(285)	365	(3)	(3)	—
Bank contributions	454	122	44	27	5	—
Voluntary employee contributions	5	6	4	—	—	—
Benefits paid to pensioners and employees	(167)	(151)	(152)	(23)	—	—
Other, primarily foreign exchange	(8)	21	17	—	2	—

Fair value of plan assets, end of year	$2,912	$2,816	$3,103	$55	$54	$—

Plan funded status	$(245)	$(87)	$892	$(540)	$(483)	$—
Unrecognized actuarial (gain) loss	1,148	633	(543)	63	25	—
Unrecognized past service costs	33	20	78	—	—	—
Unrecognized transition amount	—	—	(1)	—	—	—

Accrued benefit asset (liability), end of year	$936	$566	$426	$(477)	$(458)	$—

Annual Benefits Expense
Net benefits expense includes the following components:
Actual investment return on plan assets	$188	$285	$(365)	$3	$3	$—
Excess of actual over expected return	(423)	(537)	135	(8)	(8)	—

Expected return on plan assets	$(235)	$(252)	$(230)	$(5)	$(5)	$—
Benefits earned by employees	105	93	72	13	13	—
Interest cost accrued on accrued benefit obligation	191	177	166	35	32	—
Amortization of actuarial loss (gain)	27	—	(38)	3	1	—
Amortization of past service costs	2	1	14	—	—	—
Amortization of transition amount	—	(1)	(1)	—	—	—
Benefits paid to pensioners and employees (a)	—	—	—	—	—	16

Annual benefits expense	90	18	(17)	46	41	16
Other (includes Canada, Quebec and defined contribution pension plans expense)	45	49	40	—	—	—

Total annual pension and other future employee benefits expenses	$135	$67	$23	$46	$41	$16

Weighted Average Actuarial Assumptions (%)
Discount rate	6.5	6.7	8.1	6.7	6.6	—
Rate of compensation increase	4.1	4.2	4.2	3.7	4.2	—
Expected long-term rate of return on plan assets	7.5	8.2	8.4	8.0	8.0	—

(a)	Prior to November 1, 2000, we recorded the expense for other future employee benefits when it was incurred. Effective November 1, 2000, we recorded an actuarially determined liability and expense for these benefits.

As at October 31, 2002, the pension plan assets consisted of equities (53%) and fixed income investments (47%). The plans paid $5 for the year ended October 31, 2002 ($4 in 2001 and 2000) to us and certain of our subsidiaries for investment management, record-keeping, custodial and administrative services rendered on the same terms that we offer to our customers. The plans did not hold any of our shares directly as at October 31, 2002, 2001 and 2000.

     Included in the accrued pension benefit obligation as at October 31, 2002 was $926 ($763 in 2001; $123 in 2000) and included in the fair value of plan assets for pension benefit plans as at October 31, 2002 was $572 ($596 in 2001; nil in 2000) in respect of plans that are not fully funded.

The following table outlines the key weighted average economic assumptions used in measuring the accrued pension benefit obligation, the accrued other future employee benefits obligation and related expenses. The sensitivity analysis provided in the table should be used with caution as it is hypothetical and changes in each key assumption may not be linear. The sensitivities in each key variable have been calculated independently of changes in other key variables. Actual experience may result in changes in a number of key assumptions simultaneously. Changes in one factor may result in changes in another, which could amplify or reduce certain sensitivities.

			Other future
		Pension	employee benefits

	Accrued		Accrued
	benefit	Benefits	benefit	Benefits
	obligation	expense	obligation	expense

Expected rate of return on assets (%)	—	7.5	—	—
Impact of: 1% increase	$—	$(31)	$—	$—
1% decrease	$—	$31	$—	$—

Discount rate (%)	6.5	6.7	6.7	6.6
Impact of: 1% increase	$(363)	$(19)	$(76)	$(3)
1% decrease	$445	$21	$96	$4

Assumed overall health care cost (%) trend	—	—	5.3 (1)	5.6 (2)
Impact of: 1% increase	$—	$—	$75	$6
1% decrease	$—	$—	$(62)	$(5)

(1)	Trending to 4.26% in 2005 and remaining at that level thereafter.

(2)	Trending to 4.24% in 2005 and remaining at that level thereafter.

82   BMO FINANCIAL GROUP ANNUAL REPORT 2002

Stock-Based Compensation

Stock Option Plan

We maintain a Stock Option Plan for designated officers and employees. The options granted under the plan from 1995 to 1999 vest five fiscal years from November 1 of the year in which the options were granted to the officer or employee, if we have met certain performance targets. The options granted in 2000, 2001 and 2002 vest 25% per year over a four-year period starting from their grant date. A portion of the options granted in 2000 and 2001 are subject to performance targets. All options expire ten years from the date they are granted.

When stock options are granted, no compensation expense is recognized. When stock options are exercised, we include the amount of the proceeds in share- holders’ equity.

The following table summarizes information about our stock option plan:

		2002		2001		2000

		Weighted		Weighted
		average	Number of	average	Number of	Weighted
	Number of	exercise	stock	exercise	stock	average
	stock options	price	options	price	options	exercise price

Outstanding at beginning of year	32,997,743	$28.31	33,548,918	$18.64	27,615,900	$23.55
Granted	7,485,500	35.70	6,774,750	38.45	8,493,200	25.64
Exercised	1,923,115	18.87	6,177,235	17.72	1,915,282	18.12
Forfeited/cancelled	185,501	31.63	1,148,690	28.31	644,900	26.08

Outstanding at end of year	38,374,627	30.21	32,997,743	28.31	33,548,918	24.34
Exercisable at end of year	11,955,097	23.95	7,443,288	21.92	5,828,718	18.64
Available for grant	3,097,341		10,342,140		2,023,400
Outstanding stock options as a % of outstanding shares	7.79%		6.75%		6.42%

No stock options expired during 2002, 2001, and 2000.

	Options outstanding			Options exercisable

		Weighted
		average
		remaining	Weighted
		contractual	average	Number of	Weighted
	Number of	life	exercise	stock	average
Range of exercise prices	stock options	(years)	price	options	exercise price

$20 and less	5,652,082	3.4	$17.65	5,652,082	$17.65
$20.01 to $30.00	7,278,182	7.0	25.60	3,102,242	25.60
$30.01 to $36.40	18,740,300	7.0	32.82	2,215,600	31.27
$36.41 to $40.00	6,552,763	8.0	38.45	965,899	38.46
$40.01 and over	151,300	6.0	41.98	19,274	41.29

Future Change in Accounting Policy

Beginning on November 1, 2002, we will change our accounting policy for stock options granted on or after that date. We will recognize the fair value of stock options on their grant date as compensation expense over the period that the stock options vest. We expect employee compensation expense to increase and net income to decrease by $10 to $20 in fiscal 2003 as a result of this change in accounting policy.

We determine the fair value of options granted using the Rolle-Geske Option Pricing Model. The weighted average fair value of options granted during the years ended October 31, 2002, 2001 and 2000 was $7.02, $8.17 and $4.79, respectively. The following weighted average assumptions were used to determine the fair value of options on the date of grant.

	2002	2001	2000

Expected dividend yield	3.6%	2.9%	3.9%
Expected share price volatility	23.4%	22.1%	21.5%
Risk-free rate of return	5.5%	6.1%	6.3%
Expected period until exercise	7.0 years	7.0 years	7.0 years

Pro forma net income and earnings per share

The following table illustrates the impact on our net income and on our earnings per share if we had recorded employee compensation expense in the current and prior years based on the fair value of all of our outstanding stock options on their grant date:

	2002	2001	2000

Pro forma net income	$1,370	$1,431	$1,825
Pro forma earnings per share — Basic	$2.63	$2.64	$3.24
Pro forma earnings per share — Diluted	$2.59	$2.59	$3.19

Other Stock-Based Compensation Plans

Share Purchase Plan

We offer our employees the option of contributing a portion of their gross salary toward the purchase of our common shares. For employee contributions up to 6% of gross pay, we match 50% of the contribution.

We account for our contribution as employees compensation expense when it is contributed to the plan.

Employee compensation expense related to this plan for the years ended October 31, 2002, 2001 and 2000 was $26, $26 and $17, respectively.

Mid-Term Incentive Program

We offer a mid-term incentive program for executives and certain senior employees. Under this program, a cash bonus is paid at the end of each three-year period based on performance targets driven by annualized total shareholder return compared with that of our competitors.

Employee compensation expense for this program is recorded over the three-year performance cycle for the program. The amount of compensation expense is adjusted over the three-year performance cycle to reflect the current market value of our common shares and those of our competitors.

During the year we entered into an agreement with a third party to assume our obligation related to the mid-term incentive program for fiscal 2002 in exchange for a cash payment of $58.

This amount will be recorded as employee compensation expense over the three- year performance cycle of the plan on a straight-line basis.

Employee compensation expense related to this program for the years ended October 31, 2002, 2001 and 2000 was $47, $51 and nil, respectively.

Deferred Bonus Plans

We offer deferred bonus plans for certain senior executives and certain key employees in our Investment Banking and Private Client Groups. Under these plans, payment of annual bonuses can be deferred as stock units of our common shares. The amount of deferred bonus is adjusted to reflect dividends and changes in the market value of our common shares.

Depending on the plan, deferred bonuses can be paid upon retirement, resignation, evenly at the end of each year over the

BMO FINANCIAL GROUP ANNUAL REPORT 2002   83

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

three years following the year in which the bonus is earned, or in a lump sum at the end of the three-year period. The bonus may be paid in cash, common shares or a combination of both.

Employee compensation expense for these plans is recorded in the year the bonus is earned. Changes in the amount of the bonus payable as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.

We have entered into derivative instruments in order to hedge our exposure to these plans.

Changes in the fair value of these derivatives are recorded as employee compensation expense in the period in which they arise.

Employee compensation expense related to these plans for the years ended October 31, 2002, 2001 and 2000 was $18, $25 and $3, respectively, net of the impact of hedging.

NOTE   17   Restructuring Charge

In October 1999, we recorded a charge of $141 for exit costs 2002, 2001 and 2000, payments associated with restructuring initiatives. During the year ended were made. The restructuring October 31, 2000, we revised our estimate of the remaining costs $6 and related to severance to execute our restructuring plan and reduced the liability by $43.

During the years ended October 31, of $8, $23 and $48, respectively, accrual as at October 31, 2002 was payments to former employees in the form of salary continuance.

NOTE   18   Income Taxes

We report our provision for income taxes in our Consolidated Statement of Income based upon transactions recorded in our consolidated financial statements regardless of when they are recognized for income tax purposes, with the exception noted below for repatriation of retained earnings from our foreign subsidiaries.

In addition, we record income tax expense or benefit directly in retained earnings for the tax effects of those items recorded in shareholders’ equity.

The net future income tax asset included in other assets is the cumulative amount of tax applicable to temporary differences between the accounting and tax values of our assets and liabilities. Future income tax assets and liabilities are measured at the tax rates expected to apply when these differences reverse. Changes in future income tax assets and liabilities related to a change in tax rates are recorded in income in the period of the tax rate change.

We review the valuation of our future income tax assets on an ongoing basis and adjust our valuation allowance, as necessary, to reflect the realizable amount of our future income tax assets.

We expect that we will realize our future income tax assets in the normal course of our operations.

Components of Future Income Tax Balances	2002	2001

Future Income Tax Assets
Allowance for credit losses	$508	$572
Future employment benefits	165	165
Deferred compensation benefits	140	80
Other	119	181

	932	998
Valuation allowance	—	—

Total Future Income Tax Assets	932	998

Future Income Tax Liabilities
Premises and equipment	(394)	(283)
Pension	(290)	(186)
Amortization of intangibles	(81)	(63)
Other	(58)	(74)

Total Future Income Tax Liabilities	(823)	(606)

Net Future Income Tax Asset	$109	$392

Provision for Income Taxes	2002	2001	2000

Consolidated Statement of Income
Provision for income taxes	$424	$501	$989
Income tax (benefit) related to amortization of goodwill	—	(6)	(5)
Shareholders’ Equity
Income tax expense (benefit) related to items recognized directly in retained earnings	77	(350)	(153)

Total	$501	$145	$831

Components of Total Income Taxes
Canada: Current income taxes
Federal	$207	$95	$279
Provincial	46	32	109

	253	127	388

Canada: Future income taxes
Federal	132	(108)	43
Provincial	44	(36)	14

	176	(144)	57

Total Canadian	429	(17)	445

Foreign: Current income taxes	(35)	198	312
Future income taxes	107	(36)	74

Total Foreign	72	162	386

Total	$501	$145	$831

Set out below is a reconciliation of our statutory tax rates and income tax that would be payable at these rates to the effective income tax rates and provision for income taxes that we have recorded in our Consolidated Statement of Income:

		2002		2001		2000

Combined Canadian federal and provincial income taxes and statutory tax rate	$727	38.3%	$848	41.0%	$1,230	42.2%
Increase (decrease) resulting from:
Tax-exempt income	(99)	(5.2)	(93)	(4.5)	(128)	(4.4)
Foreign operations subject to different tax rates	(197)	(10.3)	(161)	(7.8)	(151)	(5.2)
Non-taxable portion of gain on sale of investment in Bancomer	—	—	(83)	(4.0)	—	—
Large corporations tax	15	0.8	15	0.7	14	0.5
Financial institutions temporary surcharge	—	—	—	—	11	0.4
Change in tax rate for future income taxes	9	0.4	38	1.9	11	0.4
Intangible assets not deductible for tax purposes	16	0.8	11	0.5	4	0.1
Other	(47)	(2.5)	(74)	(3.6)	(2)	(0.1)

Provision for Income Taxes and Effective Tax Rate	$424	22.3%	$501	24.2%	$989	33.9%

84   BMO FINANCIAL GROUP ANNUAL REPORT 2002

Income which we earn in foreign countries, either through our branches or subsidiaries, is generally subject to tax in those countries. We are also subject to Canadian taxation on the income earned in our foreign branches. Canada allows a credit for foreign taxes paid on this income. Upon repatriation of earnings from foreign subsidiaries, we would be required to pay tax on certain of these earnings.

As repatriation of such earnings is not planned in the foreseeable future, we have not recorded the related future income tax liability. Canadian and foreign taxes that would be payable if all of our foreign subsidiaries’ earnings were repatriated as at October 31, 2002, 2001 and 2000 are estimated to be $530, $501 and $434, respectively.

NOTE   19   Earnings Per Share

Basic Earnings per Share

Our basic earnings per share is calculated by dividing our net income, after deducting total preferred share dividends, by the daily average number of fully paid common shares outstanding throughout the year.

(Canadian $ in millions, except per share information)

Basic earnings per share	2002	2001	2000

Net income before goodwill amortization	$1,417	$1,527	$1,906
Dividends on preferred shares	(79)	(80)	(101)
Net income before goodwill amortization available to common shareholders	1,338	1,447	1,805
Amortization of goodwill	—	(56)	(49)

Net income available to common shareholders	$1,338	$1,391	$1,756

Average number of common shares outstanding (in thousands)	490,816	511,286	531,318

Basic earnings per share before goodwill amortization	$2.73	$2.83	$3.40
Basic earnings per share	$2.73	$2.72	$3.30

The earnings per share calculations for the year ended October 31, 2000 have been amended to reflect the stock dividend of one common share, with no value, for each outstanding common share declared on March 1, 2001.

Diluted Earnings per Share

Diluted earnings per share represents what our earnings per share would have been if any convertible issuances had been converted into common shares during the year.

Convertible Shares

We increase net income before goodwill amortization by dividends paid on convertible shares as these dividends would not have been paid if the shares had been converted at the beginning of the year. Similarly, we increase the average number of common shares outstanding by the number of shares that would have been issued had the conversion taken place at the beginning of the year.

Our Series 3, 4, 6 and 10 Class B Preferred Shares, in certain circumstances, are convertible into common shares. These conversions are not included in the calculation of diluted earnings per share as we have the option to settle in cash instead of common shares.

Employee Stock Options

We increase the average number of common shares outstanding by the number of shares that would have been issued if all stock options with a strike price below the average share price for the year had been exercised. We also decrease the average number of common shares outstanding by the number of our com- mon shares that we could have repurchased if we had used the proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the year. We do not adjust for stock options with a strike price above the average share price for the year because including them would increase our earnings per share, not dilute it.

(Canadian $ in millions, except per share information)

Diluted earnings per share	2002	2001	2000

Net income before goodwill amortization available to common shareholders	$1,338	$1,447	$1,805
Dividends on convertible shares	1	2	2

Net income before goodwill amortization adjusted for dilution effect	1,339	1,449	1,807
Amortization of goodwill	—	(56)	(49)

Net income adjusted for dilution effect	$1,339	$1,393	$1,758

Average number of common shares outstanding (in thousands)	490,816	511,286	531,318
Convertible shares	1,278	2,213	3,125
Stock options potentially exercisable(a)	30,575	31,742	21,336
Shares potentially repurchased	(23,205)	(21,680)	(14,964)

Average diluted number of common shares outstanding (in thousands)	499,464	523,561	540,815

Diluted earnings per share before goodwill amortization	$2.68	$2.77	$3.34
Diluted earnings per share	$2.68	$2.66	$3.25

(a)	In computing diluted earnings per share for the year ended October 31, 2002, we excluded stock options with exercise prices in excess of $36.40. Refer to Note 16 for more information on these options.

NOTE   20   Related Party Transactions

We provide banking services to our joint ventures and equity- accounted investments on the same terms that we offer to our customers.

Effective September 1, 1999, new loans and mortgages to executive officers were no longer available at preferred rates, other than mortgages for Bank-initiated transfers; a select suite of customer loan and mortgage products is now offered to employees at rates normally accorded to preferred customers. Existing loans and mortgages at preferred rates will be phased out by September 1, 2004.

Prior to September 1, 1999, loans to executive officers for personal purposes, principally for consumer purchases, home improvement and sundry investments, were made available at an interest rate of one-half of the Bank’s prime rate to a maximum of $25,000. Loans in excess of this amount were available at prime rate.

     The interest earned on these loans is recorded in interest, dividend and fee income in our Consolidated Statement of Income. The amounts outstanding under these loan agreements are:

	2002	2001

Mortgage loans	$223	$344
Personal loans	106	285

Total	$329	$629

Beginning in fiscal 2002, we introduced a stock option plan for non-officer directors and issued 105,000 options at an exercise price of $36.01 per share. The terms of the stock option plan are the same as our 2000, 2001 and 2002 plans for designated officers and employees described in Note 16.

BMO FINANCIAL GROUP ANNUAL REPORT 2002   85

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE   21   Risk Management

Our business necessitates the management of several categories of risk including credit, market, liquidity and operational risks. Certain information about our exposure to these risks such as the allowance for credit losses, trading revenue, derivative financial instruments and fair value of financial instruments are set out in our consolidated financial statements. A summary of our interest rate gap position and effective interest rates on our financial instrument assets and liabilities is set out on page 62 of our Management’s Discussion and Analysis.

NOTE   22   Contingent Liabilities

(a)	Legal Proceedings

BMO Nesbitt Burns Inc., an indirect subsidiary of Bank of Montreal, has been named as a defendant in several class and individual actions in Canada and a class action in the United States brought on behalf of shareholders of Bre-X Minerals Ltd. (“Bre-X”). Other defendants named in one or more of these actions include Bre-X, officers and directors of Bre-X, a mining consulting firm retained by Bre-X, Bre-X’s financial advisor, brokerage firms which sold Bre-X common stock, and a major gold production company. These actions are largely based on allegations of negligence, negligent or fraudulent misrepresentation and a breach of the U.S. Securities Exchange Act of 1934 (United States only), in connection with the sale of Bre-X securities. Two of the proposed class actions in Canada have been dismissed as to BMO Nesbitt Burns Inc. All of the other actions are at a preliminary stage. Based upon information presently available, counsel for BMO Nesbitt Burns Inc. is not in a position to express an opinion as to the likely outcome of any of these actions. Management is of the view that BMO Nesbitt Burns Inc. has strong defences and will vigorously defend against all such actions. The Bank and its subsidiaries are party to other legal proceedings in the ordinary course of their businesses. Management does not expect the outcome of any of these other proceedings, individually or in the aggregate, to have a material adverse effect on the consolidated financial position or results of the Bank’s operations.

(b)	Pledged Assets

In the normal course of our business, we pledge assets as security for various liabilities that we incur. We had pledged investment and trading securities and other assets totalling $35,214 as at October 31, 2002 and $31,388 as at October 31, 2001 as security for call loans, securities sold but not yet purchased, securities sold under repurchase agreements and other secured liabilities. Additionally, we had deposited assets in the amount of $2,204 as at October 31, 2002 and $1,846 as at October 31, 2001 to act as security for our participation in clearing and payment systems and as security for contract settlements with derivatives exchanges or other derivative counterparties.

The following table summarizes our assets pledged:

	2002	2001
Cash resources	$78	$260
Securities
Issued or guaranteed by Canada	5,606	3,659
Issued or guaranteed by a Canadian province, municipality or school corporation	886	923
Other securities	12,032	10,792
Other assets	18,816	17,600

Total assets pledged	$37,418	$33,234

Excludes restricted cash resources disclosed in Note 2.

NOTE   23   Derivative Financial Instruments

We enter into interest rate, foreign exchange, commodity, equity and credit contracts to enable our customers to manage risk, and for asset/liability management purposes where we manage the risk associated with our balance sheet positions.

Customer Trading Derivatives

Customer trading derivative transactions are comprised of sales and other activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to transfer, modify or reduce current or expected risks. Other activities include market-making, positioning and arbitrage activities. Market-making activities involve quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning activities involve managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices. Arbitrage activities involve identifying and profiting from price differentials between markets and products. We may also take proprietary trading positions in various capital markets instruments and derivatives, which are designed to profit from anticipated changes in market factors.

     We conduct our customer trading activities through business units dealing in both on- and off-balance sheet positions, including derivatives, which are marked to market. The revenue generated by these units is set out on page 21 of our Management’s Discussion and Analysis.

Customer trading derivatives are marked to market. Realized and unrealized gains and losses are recorded in trading revenues. A portion of the income derived from marking derivatives to market in respect of credit, model and liquidity risks as well as administrative costs is deferred and amortized to trading revenues, as appropriate. Unrealized gains on trading derivatives are recorded in other assets and unrealized losses are recorded in other liabilities.

Asset/Liability Management (“ALM”) Derivatives

In accordance with our risk management strategy, we enter into various derivative instruments to hedge our interest rate, foreign currency and equity exposures.

Hedging Derivatives

A derivative will qualify as a hedge if the hedge relationship is designated and formally documented at inception, detailing the particular risk management objective and strategy for the hedge, the specific asset, liability or cash flow being hedged, as well as how effectiveness is being assessed. In addition, changes in the fair value of the derivative must be highly effective in offsetting either changes in the fair value of on-balance sheet items or changes in the amount of future cash flows. The effectiveness of these hedging relationships is evaluated at inception of the hedge and on an ongoing basis, both retrospectively and prospectively using quantitative statistical measures of correlation. If a hedge relationship is found to be ineffective, the derivative is redesignated as customer trading. Subsequent changes in the fair value of derivatives originally identified as hedges, but which are no longer effective as hedges, are redesignated as customer trading and are reported in trading revenues.

     Swaps and options that qualify as hedges are accounted for on the accrual basis. For interest rate swaps, interest income received and interest expense paid on the derivative is accrued as an adjustment to the yield of the item being hedged over the term of the hedge contract. For purchased options, premiums are amortized to interest expense over the term of the contract. Accrued interest receivable and payable and deferred gains and losses for these contracts are recorded in other assets or liabilities as appropriate. Realized gains and losses from the settlement or the early termination of hedge contracts are deferred and amortized over the remaining original life of the hedged item.

     Cross-currency swaps and equity derivatives are marked to market with realized and unrealized gains and losses recorded in non-interest revenue, along with the gains and losses of the items hedged. Credit derivatives entered into for hedging purposes are accounted for as off-balance sheet financial guarantees.

86   BMO FINANCIAL GROUP ANNUAL REPORT 2002

Future Change in Accounting Policy
The Canadian Institute of Chartered Accountants has approved new accounting requirements for derivatives. Under these new requirements, all derivatives are marked to market unless they meet criteria for hedging. We will be adopting the new requirements in fiscal 2003 and do not expect these new requirements to impact our results as our accounting policies already substantially comply with these new requirements.

Foreign Currency Risk
 We manage foreign currency risk through cross-currency swaps.

     We also periodically hedge contractual U.S. dollar revenues to minimize fluctuations in U.S. dollar earnings through forward foreign exchange contracts.

These contracts are marked to market and mature monthly as related revenues are recorded and the realized gains and losses on these contracts are then recorded in non-interest revenue.

Interest Rate Risk
 We manage interest rate risk primarily through interest rate swaps and options, which are linked to and adjust the interest rate sensitivity of a specific asset, liability, firm commitment or a specific pool of transactions with similar risk characteristics. These include fair value hedges which modify exposure to interest rate risk by converting fixed rate assets and liabilities to floating rate, and cash flow hedges which hedge exposure to variability in cash flows for variable rate interest bearing instruments. Our fair value hedges are primarily hedges of fixed rate deposits and mortgages. Our cash flow hedges, which have a maximum term of 12 years, are primarily hedges offloating rate deposits and commercial and personal loans.

Types of Derivatives
 Derivative transactions, both customer trading and ALM, which are conducted directly between two counterparties in the over-the- counter market or on regulated exchange markets, include:

Swaps
 Swaps are contractual agreements between two parties to exchange a series of cash flows.

     For interest rate swaps, counterparties generally exchange fixed and floating rate interest payments based on a notional value in a single currency. The main risks associated with these instruments are the exposure to movements in interest rates and the ability of the counterparties to meet the terms of the contract. Interest rate swaps are used to adjust exposure to interest rate risk by modifying the repricing or maturity characteristics of assets and liabilities.

     For cross-currency swaps, fixed interest payments and notional amounts are exchanged in different currencies.

     For cross-currency interest rate swaps, principal amounts and fixed and floating interest payments are exchanged in different currencies.

     For commodity swaps, counterparties generally exchange fixed and floating rate payments based on a notional value in a single commodity.

Forwards and Futures
 Forwards and futures are contractual agreements to either buy or sell a specified currency, commodity, equity or financial instrument at a specific price and date in the future. Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margining. Risks arise from the possible inability of over-the-counter counterparties to meet the terms of their contracts and from movements in securities values, interest rates and foreign exchange rates.

Options
 Options are contractual agreements that convey the right but not the obligation to either buy or sell a specific amount of a currency, commodity, equity or financial instrument at a fixed price either at a fixed future date or at any time within a fixed future period.

     For options written by us, we receive a premium from the purchaser for accepting market risk. For options purchased by us, a premium is paid for the right to exercise the option, but we sustain credit risk due to the uncertainty as to the writer’s ability to fulfill the conditions of the contract. Also included in options are caps, collars and floors, which are contractual agreements where the writer agrees to pay the purchaser, based on a specified notional amount, the agreed upon difference between the market rate and the prescribed rate of the cap, collar or floor. The writer receives a premium for selling this instrument.

The effect of asset/liability management derivatives on net interest income and the net amount of deferred realized losses, included in other liabilities in our Consolidated Balance Sheet, was:

	2002	2001	2000

Increase (decrease) in net interest income	$236	$8	$94
Deferred realized (losses)	$(10)	$(10)	$(15)

One technique that we use to reduce credit exposure on derivatives is to enter into master netting agreements with customers. These allow us to offset amounts due to/from a customer to limit our losses should the customer default on a derivative contract.

     Losses incurred on defaults of counterparties charged to the allowance for credit losses in the years ended October 31, 2002, 2001 and 2000 were not significant.

The following terms are used in the derivatives table on page 88, which summarizes our derivative portfolio and related credit exposure.

Notional amount: represents the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract.

Replacement cost: represents the cost of replacing all contracts which have a positive fair value using current market rates. This figure represents in effect the unrealized gains on our derivative instruments.

Credit risk equivalent: represents the total replacement cost and thereby the potential future credit exposure, if the counter-party defaults.

Risk-weighted balance: represents the credit risk equivalent, weighted based on the creditworthiness of the counterparty, as prescribed by the Superintendent of Financial Institutions Canada.

Exchange traded derivatives have no potential for credit exposure as they can be settled net with the exchange.

BMO FINANCIAL GROUP ANNUAL REPORT 2002   87

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2002						2001

	Notional amount						Notional amount

					Credit	Risk-					Credit	Risk-
	Customer			Replace-	risk	weighted	Customer			Replace-	risk	weighted
	trading	ALM	Total	ment cost	equivalent	balance	trading	ALM	Total	ment cost	equivalent	balance

Interest Rate Contracts
Over-the-counter
Swaps	$697,505	$50,494	$747,999	$15,195	$18,768	$4,675	$1,243,277	$41,336	$1,284,613	$13,649	$16,978	$4,793
Forward rate agreements	226,140	–	226,140	211	244	49	384,064	–	384,064	326	375	82
Purchased options	95,860	1,460	97,320	2,470	2,939	774	91,628	985	92,613	2,098	2,532	724
Written options	118,067	–	118,067	–	–	–	101,177	5	101,182	–	–	–

	1,137,572	51,954	1,189,526	17,876	21,951	5,498	1,820,146	42,326	1,862,472	16,073	19,885	5,599

Exchange traded
Futures	158,203	–	158,203	–	–	–	158,613	–	158,613	–	–	–
Purchased options	62,329	–	62,329	–	–	–	61,958	–	61,958	–	–	–
Written options	54,552	–	54,552	–	–	–	56,202	–	56,202	–	–	–

	275,084	–	275,084	–	–	–	276,773	–	276,773	–	–	–

Total Interest Rate Contracts	1,412,656	51,954	1,464,610	17,876	21,951	5,498	2,096,919	42,326	2,139,245	16,073	19,885	5,599

Foreign Exchange Contracts
Over-the-counter
Cross-currency swaps	18,348	–	18,348	287	1,324	461	18,133	–	18,133	180	1,210	451
Cross-currency interest rate swaps	39,156	5,511	44,667	817	2,845	551	45,117	6,867	51,984	996	3,202	712
Forward foreign exchange contracts	143,396	8,050	151,446	1,493	3,094	868	157,965	2,052	160,017	1,865	4,238	1,218
Purchased options	87,766	–	87,766	775	1,694	406	59,589	–	59,589	603	1,235	336
Written options	93,413	–	93,413	–	–	–	72,549	–	72,549	–	–	–

	382,079	13,561	395,640	3,372	8,957	2,286	353,353	8,919	362,272	3,644	9,885	2,717

Exchange traded
Futures	663	–	663	–	–	–	515	1	516	–	–	–
Purchased options	2,934	–	2,934	–	–	–	2,856	–	2,856	–	–	–
Written options	841	–	841	–	–	–	1,660	–	1,660	–	–	–

	4,438	–	4,438	–	–	–	5,031	1	5,032	–	–	–

Total Foreign Exchange Contracts	386,517	13,561	400,078	3,372	8,957	2,286	358,384	8,920	367,304	3,644	9,885	2,717

Commodity Contracts
Over-the-counter
Swaps	16,956	–	16,956	860	2,829	1,230	17,159	–	17,159	1,128	3,275	1,550
Purchased options	10,262	–	10,262	738	2,731	1,125	14,009	–	14,009	2,518	3,976	1,838
Written options	9,767	–	9,767	–	–	–	13,850	–	13,850	–	–	–

	36,985	–	36,985	1,598	5,560	2,355	45,018	–	45,018	3,646	7,251	3,388

Exchange traded
Futures	891	–	891	–	–	–	643	–	643	–	–	–
Purchased options	432	–	432	–	–	–	306	–	306	–	–	–
Written options	536	–	536	–	–	–	561	–	561	–	–	–

	1,859	–	1,859	–	–	–	1,510	–	1,510	–	–	–

Total Commodity Contracts	38,844	–	38,844	1,598	5,560	2,355	46,528	–	46,528	3,646	7,251	3,388

Equity Contracts
Over-the-counter	12,003	114	12,117	277	1,021	425	8,200	182	8,382	173	620	284
Exchange traded	1,692	–	1,692	–	–	–	1,794	–	1,794	–	–	–

Total Equity Contracts	13,695	114	13,809	277	1,021	425	9,994	182	10,176	173	620	284

Credit Contracts –
Over-the-counter	1,691	399 (1)	2,090	6	126	26	32	502 (1)	534	–	3	1

Subtotal	1,853,403	66,028	1,919,431	23,129	37,615	10,590	2,511,857	51,930	2,563,787	23,536	37,644	11,989
Impact of Master Netting Agreements	na	na	na	(12,105)	(17,714)	(4,596)	na	na	na	(11,563)	(22,123)	(6,281)

Total	$1,853,403	$66,028	$1,919,431	$11,024	$19,901	$5,994	$2,511,857	$51,930	$2,563,787	$11,973	$15,521	$5,708

Included in the notional amounts is $743 as at October 31, 2002 and $2,520 as at October 31, 2001 related to the Managed Futures Certificates of Deposit Program. Risk exposures represented by the assets in this program are traded on behalf of customers with all gains and losses accruing to them.

Replacement costs disclosed in the table above represent the net of the asset and liability to a specific counterparty when we have a legally enforceable right to offset the amount owed to us and the amount owed by us and we intend either to settle on a net basis or to realize the asset and settle the liability simultaneously. Credit contracts were previously included with equity contracts. We excluded exchange traded instruments with unrealized gains of nil as at October 31, 2002 and nil as at October 31, 2001 because we are not required to provide capital against these instruments. Included in the total are unrealized gains on ALM derivatives which we include in the Consolidated Balance Sheet on an accrual rather than market basis. The excess of market value over book value for these items was $774 as at October 31, 2002 and $483 as at October 31, 2001.

(1)	Credit contracts entered into for hedging purposes are accounted for as off-balance sheet financial guarantees. The replacement cost of these contracts was less than $1 million as at October 31, 2002 and 2001.

na – not applicable

88   BMO FINANCIAL GROUP ANNUAL REPORT 2002

Transactions are conducted with counterparties in various geographic locations and industries. Set out below is the replacement cost of contracts from customers located in the following countries based on country of ultimate risk:

	2002		2001

Canada	$4,362	19%	$4,639	20%
United States	10,789	47	11,694	50
Other countries	7,978	34	7,203	30

Total	$23,129	100%	$23,536	100%

Set out below is the replacement cost of contracts from customers in the following industries:

	2002

	Interest rate		Foreign exchange		Commodity		Equity		Credit
	contracts		contracts		contracts		contracts		contracts

Financial institutions	$15,324	86%	$2,496	74%	$842	53%	$115	42%	$6	100%
Other	2,552	14	876	26	756	47	162	58	–	–

Total	$17,876	100%	$3,372	100%	$1,598	100%	$277	100%	$6	100%

	2001

	Interest rate		Foreign exchange		Commodity		Equity		Credit
	contracts		contracts		contracts		contracts		contracts

Financial institutions	$13,504	84%	$2,590	71%	$1,129	31%	$100	58%	$–	–
Other	2,569	16	1,054	29	2,517	69	73	42	–	–

Total	$16,073	100%	$3,644	100%	$3,646	100%	$173	100%	$–	–

Set out below are the maturities and weighted average interest rates paid and received on derivative contracts:

	Term to maturity										2002	2001

											Total	Total
	Within		1 to 3		3 to 5		5 to 10		Over 10		notional	notional
	1 year		years		years		years		years		amount	amount

Interest Rate Contracts		Rate %		Rate %		Rate %		Rate %		Rate %
Fixed/Floating Swaps
Canadian $ pay fixed	$39,697	4.05	$28,636	4.95	$15,510	5.42	$10,824	5.62	$3,013	6.14	$97,680	$79,835
Canadian $ receive fixed	31,581	4.41	35,467	4.88	26,822	5.13	17,290	5.49	2,982	6.07	114,142	96,027
US $ pay fixed	41,532	4.32	41,677	4.45	18,608	5.39	22,417	6.20	6,070	6.72	130,304	138,213
US $ receive fixed	39,694	3.77	32,704	4.78	18,876	5.30	23,063	5.93	5,790	6.78	120,127	109,069
Basis swaps	7,006	na	7,800	na	2,133	na	2,767	na	–	na	19,706	21,023
Other swaps	146,026	na	69,516	na	19,342	na	29,830	na	1,326	na	266,040	840,446

Total interest rate swaps	305,536		215,800		101,291		106,191		19,181		747,999	1,284,613
Forward rate agreements, futures and options	549,786	na	100,346	na	26,634	na	37,422	na	2,423	na	716,611	854,632

Total Interest Rate Contracts	855,322	na	316,146	na	127,925	na	143,613	na	21,604	na	1,464,610	2,139,245

Foreign Exchange Contracts
Cross-currency swaps	389	na	11,125	na	1,430	na	4,263	na	1,141	na	18,348	18,133
Cross-currency interest rate swaps	12,971	na	13,136	na	6,013	na	10,653	na	1,894	na	44,667	51,984
Forward foreign exchange contracts, futures and options	327,725	na	8,214	na	800	na	299	na	25	na	337,063	297,187

Total Foreign Exchange Contracts	341,085	na	32,475	na	8,243	na	15,215	na	3,060	na	400,078	367,304

Commodity Contracts
Swaps	10,984	na	4,774	na	849	na	349	na	–	na	16,956	17,159
Futures and options	18,551	na	3,284	na	53	na	–	na	–	na	21,888	29,369

Total Commodity Contracts	29,535	na	8,058	na	902	na	349	na	–	na	38,844	46,528

Total Equity Contracts	12,367	na	715	na	132	na	92	na	503	na	13,809	10,176

Total Credit Contracts	879	na	111	na	1,100	na	–	na	–	na	2,090	534

Total	$1,239,188	na	$357,505	na	$138,302	na	$159,269	na	$25,167	na	$1,919,431	$2,563,787

Rates represent the weighted average interest rates which we are contractually committed to pay/receive until the swap matures. The floating side of substantially all Canadian $ swaps is based on the one-month or three-month Canadian Bankers’ Acceptance Rate. For US $ swaps the floating side is generally based on the one-month, three-month or six-month London Interbank Offered Rate.

Basis swaps are floating interest rate swaps where amounts paid and received are based on different indices or pricing periods.

Other swaps are contracts where the fixed side is denominated in a source currency other than Canadian $ or US $.

na – not applicable as weighted average rates are not meaningful.

US $ amounts are presented in Canadian $ equivalents.

BMO FINANCIAL GROUP ANNUAL REPORT 2002   89

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table provides the fair value of our derivative financial instruments portfolio:

	2002							2001

								Customer
	Customer trading					ALM	Total	trading	ALM	Total

	Gross	Gross		Gross	Gross
	assets	liabilities	Net	assets	liabilities	Net	Net	Net	Net	Net

Interest Rate Contracts
Swaps	$14,277	$(14,260)	$17	$918	$(570)	$348	$365	$(856)	$315	$(541)
Forward rate agreements	211	(290)	(79)	–	–	–	(79)	21	–	21
Futures	17	(2)	15	–	–	–	15	7	–	7
Purchased options	2,515	–	2,515	4	–	4	2,519	2,320	1	2,321
Written options	–	(2,138)	(2,138)	–	–	–	(2,138)	(1,815)	–	(1,815)
Foreign Exchange Contracts
Cross-currency swaps	287	(404)	(117)	–	–	–	(117)	(261)	–	(261)
Cross-currency interest rate swaps	811	(955)	(144)	6	(99)	(93)	(237)	(389)	(97)	(486)
Forward foreign exchange contracts	1,007	(1,254)	(247)	22	(32)	(10)	(257)	497	1	498
Futures	–	–	–	–	–	–	–	–	–	–
Purchased options	801	–	801	–	–	–	801	612	–	612
Written options	–	(773)	(773)	–	–	–	(773)	(661)	–	(661)
Commodity Contracts
Swaps	860	(948)	(88)	–	–	–	(88)	(1)	–	(1)
Futures	–	–	–	–	–	–	–	–	–	–
Purchased options	820	–	820	–	–	–	820	2,587	–	2,587
Written options	–	(776)	(776)	–	–	–	(776)	(2,412)	–	(2,412)
Equity Contracts	320	(152)	168	–	13	13	181	63	26	89
Credit Contracts	6	(6)	–	–	–	–	–	–	–	–

Total Fair Value	$21,932	$(21,958)	$(26)	$950	$(688)	$262	$236	$(288)	$246	$(42)

Total Book Value	$21,932	$(21,958)	$(26)	$176	$(168)	$8	$(18)	$(288)	$(43)	$(331)

Average Fair Value	$21,407	$(21,665)	$(258)	$774	$(643)	$131	$(127)	$482	$(154)	$328

In order to calculate fair values:

•	Instruments are marked to market using quoted market rates and/or zero coupon valuation techniques.

•	Zero coupon curves are created using generally accepted valuation techniques from underlying instruments such as cash, bonds, futures and off-balance sheet prices observable in the market.

•	Option implied volatilities are either obtained directly from market sources or calculated from market prices utilizing the appropriate option pricing models given our assessment and market conventions.

Assets are shown net of liabilities to customers where we have an enforceable right to offset amounts and we intend to settle contracts on a net basis.

NOTE 24    Fair Value of Financial Instruments

As a financial institution, we record trading assets at market values and non-trading assets and liabilities at their original amortized cost less allowances or write-downs for impairment. Fair value is subjective in nature, requiring a variety of valuation techniques and assumptions. The values are based upon the estimated amounts for individual assets and liabilities and do not include an estimate of the fair value of any of our legal entities or underlying operations that comprise our business.

     Fair value amounts disclosed represent point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Fair value generally represents our estimate of the amounts we could exchange the financial instruments for with third parties who were interested in acquiring the instruments. In most cases, however, the financial instruments are not typically exchangeable or exchanged and therefore it is difficult to determine their fair value. In those cases, we have estimated fair value assuming that we will not sell the assets or liabilities, taking into account only changes in interest rates and credit risk that have occurred since we acquired them or entered into a contract. These calculations represent management’s best estimates based on a range of methodologies and assumptions; since they involve uncertainties, the results may not be realized in an actual sale or immediate settlement of the instruments.

     Interest rate changes are the main cause of change in the fair value of our financial instruments.

     Premises and equipment are not financial instruments and have been excluded from our estimate of fair value. The net amounts excluded totalled $2,159 as at October 31, 2002 and $2,170 as at October 31, 2001.

Determination of Fair Value
 Fair value is assumed to equal book value for acceptance assets and liabilities, securities sold but not yet purchased and securities sold under repurchase agreements. This is based on the short-term nature of these assets and liabilities. Fair value is also assumed to equal book value for our other assets and other liabilities.

Loans
 In determining the fair value of our loans, we incorporate the following assumptions:

•	For fixed rate performing loans, we discount the remaining contractual cash flows at market interest rates currently charged for loans with similar terms and risks.

•	For floating rate performing loans, changes in interest rates have minimal impact on fair value since loans reprice to market frequently. On that basis, fair value is assumed to equal book value.

The adjusted amount of our loan balances determined based on the above assumptions is further reduced by the allowance for credit losses to determine the fair value of our loan portfolio.

90   BMO FINANCIAL GROUP ANNUAL REPORT 2002

Deposits

In determining the fair value of our deposits, we incorporate the following assumptions:

•	For fixed rate, fixed maturity deposits, we discount the remaining contractual cash flows for these deposits at market interest rates currently offered for deposits with similar terms and risks.

•	For floating rate, fixed maturity deposits, changes in interest rates have minimal impact on fair value as the deposits reprice to market frequently. On that basis, fair value is assumed to equal book value.

•	For deposits with no defined maturities, we consider fair value to equal book value based on book value being equivalent to the amount payable on the reporting date.

Subordinated Debt
 The fair value of our subordinated debt is determined by referring to current market prices for similar debt instruments.

Set out below is a comparison of the amounts which would be reported if all of our financial instrument assets and liabilities were reported at their fair values:

	2002				2001

		Fair value	Fair value	Fair value		Fair value	Fair value	Fair value
	Book	of assets and	of ALM	over (under)	Book	of assets and	of ALM	over (under)
	value	liabilities	hedges	book value	value	liabilities	hedges	book value

Assets
Cash resources	$19,305	$19,305	$–	$–	$17,656	$17,656	$–	$–
Securities (Note 3)	43,715	44,036	(344)	(23)	37,676	37,920	(368)	(124)
Loans	142,695	142,971	48	324	136,829	137,310	67	548
Customers’ liability under acceptances	6,901	6,901	–	–	7,936	7,936	–	–
Other assets	38,089	38,089	–	–	37,142	37,142	–	–

	250,705	251,302	(296)	301	237,239	237,964	(301)	424

Liabilities
Deposits	161,838	162,628	(546)	244	154,290	155,390	(588)	512
Acceptances	6,901	6,901	–	–	7,936	7,936	–	–
Securities sold but not yet purchased	7,654	7,654	–	–	6,609	6,609	–	–
Securities sold under repurchase agreements	24,796	24,796	–	–	17,480	17,480	–	–
Other liabilities	35,987	35,987	–	–	37,738	37,738	–	–
Subordinated debt	3,794	4,145	(4)	347	4,674	5,018	(2)	342

	$240,970	$242,111	$(550)	$591	$228,727	$230,171	$(590)	$854

Total				$(290)				$(430)

ALM – asset/liability management derivatives which we use to manage the interest rate and foreign exchange exposures arising from our on-balance sheet positions.

NOTE 25    Reconciliation of Canadian and United States Generally Accepted Accounting Principles

We prepare our consolidated financial statements in accordance with generally accepted accounting principles (“GAAP”) in Canada, including the accounting requirements of our regulator, the Superintendent of Financial Institutions Canada.

Set out below are the more significant differences which would result if United States generally accepted accounting principles were applied in the preparation of our consolidated financial statements.

Condensed Consolidated Balance Sheet
As at October 31 (Canadian $ in millions)	2002				2001

	Canadian	Increase		United States	Canadian	Increase		United States
	GAAP	(Decrease)		GAAP	GAAP	(Decrease)		GAAP

Assets
Cash Resources	$19,305	$–		$19,305	$17,656	$–		$17,656
Securities	43,715	2,779	(6)	46,494	37,676	1,092	(6)	38,768
Loans, net of the allowance for credit losses	142,695	3		142,698	136,829	5		136,834
Other	47,149	256		47,405	47,248	287		47,535

Total Assets	$252,864	$3,038		$255,902	$239,409	$1,384		$240,793

Liabilities and Shareholders’ Equity
Deposits	$161,838	$66		$161,904	$154,290	$(20)		$154,270
Other Liabilities	75,338	2,582	(6)	77,920	69,763	985	(6)	70,748
Subordinated Debt	3,794	87		3,881	4,674	150		4,824
Shareholders’ Equity (1)	11,894	303	(8)	12,197	10,682	269	(8)	10,951

Total Liabilities and Shareholders’ Equity	$252,864	$3,038		$255,902	$239,409	$1,384		$240,793

Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO FINANCIAL GROUP ANUAL REPORT 2002   91

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Statement of Income
(Canadian $ in millions except per share amounts)
For the Year Ended October 31	2002				2001				2000

	Canadian	Increase		United States	Canadian	Increase		United States	Canadian	Increase		United States
	GAAP	(Decrease)		GAAP	GAAP	(Decrease)		GAAP	GAAP	(Decrease)		GAAP

Interest, Dividend and Fee Income	$9,135	$–		$9,135	$13,000	$–		$13,000	$14,303	$–		$14,303
Interest Expense	4,306	–		4,306	8,501	–		8,501	10,099	–		10,099

Net Interest Income	4,829	–		4,829	4,499	–		4,499	4,204	–		4,204
Provision for credit losses	820	–		820	980	–		980	358	–		358

Net Interest Income After Provision for Credit Losses	4,009	–		4,009	3,519	–		3,519	3,846	–		3,846
Non-Interest Revenue	3,924	(77	)(2,3)	3,847	4,222	45	(2,3,7)	4,267	4,326	(19	)(2)	4,307

Net Interest Income and Non-Interest Revenue	7,933	(77)		7,856	7,741	45		7,786	8,172	(19)		8,153
Total non-interest expense before restructuring charge	6,030	1	(4)	6,031	5,671	56	(4)	5,727	5,301	111	(4)	5,412
Restructuring charge	–	–		–	–	–		–	(43)	–		(43)

Total Non-Interest Expense	6,030	1		6,031	5,671	56		5,727	5,258	111		5,369

Income Before Provision for Income Taxes, Non-Controlling Interest in Subsidiaries and Goodwill Amortization	1,903	(78)		1,825	2,070	(11)		2,059	2,914	(130)		2,784
Income taxes	424	(21	)(5)	403	501	1	(5)	502	989	(35	)(5)	954

	1,479	(57)		1,422	1,569	(12)		1,557	1,925	(95)		1,830
Non-controlling interest in subsidiaries	62	–		62	42	–		42	19	–		19

Net Income Before Goodwill Amortization	1,417	(57)		1,360	1,527	(12)		1,515	1,906	(95)		1,811
Amortization of goodwill, net of applicable income tax	–	–		–	56	(56	)(4[iv])	–	49	(49	)(4[iv])	–

Net Income	$1,417	$(57)		$1,360	$1,471	$44		$1,515	$1,857	$(46)		$1,811

Earnings per share – Basic	$2.73	$(0.12)		$2.61	$2.72	$0.09		$2.81	$3.30	$(0.08)		$3.22
– Diluted	2.68	(0.11)		2.57	2.66	0.09		2.75	3.25	(0.07)		3.18

Consolidated Statement of Comprehensive Income
For the Year Ended October 31 (Canadian $ in millions)	2002	2001	2000

Net income (under United States GAAP)	$1,360	$1,515	$1,811

Other Comprehensive Income, net of tax:
Unrealized gain (loss) on translation of net investments in foreign operations, net of hedging activities (a)	(79)	179	143
Unrealized translation losses on disposition of an investment in a foreign operation	–	18	–
Unrealized holding gains (losses) arising on available for sale securities, net of hedging activities (b)	(45)	3	307
Realized (gains) losses and write-downs on available for sale securities recognized in net income (c)	94	(57)	(42)
Net transition adjustment gain on derivatives designated as cash flow hedges (d)	–	13	–
Unrealized gains (losses) arising on derivatives designated as cash flow hedges (e)	(22)	258	–
Net (gains) losses on derivatives designated as cash flow hedges recognized in net income (f)	15	(22)	–

Total Other Comprehensive Income	(37)	392	408

Comprehensive Income	$1,323	$1,907	$2,219

(a)	Net of income taxes of $81 ($178 in 2001, $153 in 2000).

(b)	Net of income taxes of $30 ($2 in 2001, $222 in 2000).

(c)	Net of income taxes of $59 ($41 in 2001, $30 in 2000).

(d)	Net of income taxes of nil ($9 in 2001).

(e)	Net of income taxes of $14 ($182 in 2001).

(f)	Net of income taxes of $9 ($16 in 2001).

(1)  Accumulated other comprehensive income is recorded as a separate component included in shareholders’ equity under United States GAAP. Canadian GAAP does not have other comprehensive income.

The accumulated balances related to each component of other comprehensive income, net of tax, are as follows:

	2002	2001

Unrealized gain on translation of net investments in foreign operations, net of hedging activities	$421	$500
Net unrealized gains on available for sale securities (i)	78	29
Unrealized gains on derivatives designated as cash flow hedges (ii)	242	249

Total Accumulated Other Comprehensive Income	$741	$778

(i)  Under United States GAAP, we have designated as available for sale securities all of our investment securities, other than investment securities accounted for using the equity method. Available for sale securities are carried at fair value, with any unrealized gains or losses recorded in other comprehensive income. Under Canadian GAAP, investment securities are carried at cost or at amortized cost.

(ii)  Under United States GAAP, derivatives designated as cash flow hedges are carried at fair value, with any unrealized gains or losses recorded in other comprehensive income, to the extent the hedge is effective. Under Canadian GAAP, derivatives designated as cash flow hedges are accounted for on the accrual basis, with gains or losses deferred and recorded in income on the same basis as the underlying hedged item.

92   BMO FINANCIAL GROUP ANNUAL REPORT 2002

(2)  Under United States GAAP, gains on all securitized assets are recorded at the date of the securitization. Under Canadian GAAP, prior to July 1, 2001, gains on sales of NHA-insured mortgages were recorded at the date of the securitization and gains on sales of loans securitized were recorded over the life of the loans securitized. Effective July 1, 2001, we adopted a new Canadian accounting standard on securitizations that eliminates this difference between Canadian and United States GAAP. There will continue to be an adjustment to our Consolidated Statement of Income until the gains related to loans securitized prior to July 1, 2001 have all been recorded in income. As a result of this difference, non-interest revenue has been decreased by $40, $17 and $19 for the years ended October 31, 2002, 2001 and 2000, respectively.

(3)  Under United States GAAP, we adopted a new accounting standard on derivatives and hedging effective November 1, 2000. Under this new standard, all derivatives are recorded at fair value in our Consolidated Balance Sheet. Changes in the fair value of derivatives that are not hedges are recorded in our Consolidated Statement of Income as they arise. If the derivative is a hedge, depending on the nature of the hedge, a change in the fair value of the derivative is either offset in our Consolidated Statement of Income against the change in the fair value of the hedged asset, liability or firm commitment or is recorded in other comprehensive income until the hedged item is recorded in our Consolidated Statement of Income. If the change in the fair value of the derivative is not completely offset by the change in the fair value of the item it is hedging, the difference is recorded immediately in our Consolidated Statement of Income.

     When we adopted this new United States accounting standard on November 1, 2000, it increased consolidated assets by $163, increased consolidated liabilities by $149, increased other comprehensive income by $13 and increased net income by $1. Because the transition adjustment was not material to our consolidated net income, the adjustment to net income was included in non-interest revenue on a before-tax basis rather than shown separately as the cumulative effect of an accounting change.

     Under current Canadian GAAP and United States GAAP prior to November 1, 2000, hedging derivatives were accounted for on an accrual basis, with gains or losses deferred and recorded in income on the same basis as the underlying hedged item. As a result of this difference, non-interest revenue has been decreased by $37 and $19 for the years ended October 31, 2002 and 2001, respectively.

(4) The impact of applying United States GAAP to total non-interest expense before restructuring charge is as follows:

	2002	2001	2000

Increase (decrease)
Stock options (i)	$47	$40	$32
Software development costs (ii)	(40)	(44)	(47)
Pension and related benefits (iii)	4	8	82
Amortization of goodwill (iv)	–	62	54
Amortization of goodwill and other assets (v)	(10)	(10)	(10)

Total	$1	$56	$111

(i)  Under United States GAAP, the fair value of stock options granted is recorded as compensation expense over the period that the options vest. Under Canadian GAAP, we currently include the amount of proceeds in shareholders’ equity when the options are exercised.

(ii)  Under United States GAAP, certain costs of internally developed software are required to be capitalized and amortized over the expected useful life of the software. Under Canadian GAAP, only certain external costs of internally developed software are capitalized and amortized over the expected useful life of the software.

(iii)  Under United States GAAP, both pension and other future employee benefits are recorded in our Consolidated Statement of Income in the period services are provided by our employees. The related obligations are valued using current market rates. Under Canadian GAAP, prior to November 1, 2000, pension benefits were recorded in our Consolidated Statement of Income in the period services were provided by our employees, with the corresponding obligation valued using management’s best estimate of the long-term rate of return on assets, while other future employee benefits were expensed as incurred. Effective November 1, 2000, we adopted a new Canadian accounting standard on pension and other future employee benefits that eliminates this difference between Canadian and United States GAAP. When we adopted this new standard, we accounted for the change in accounting as a charge to retained earnings. As a result, there will continue to be an adjustment to our Consolidated Statement of Income until amounts previously deferred under United States GAAP have been fully amortized to income.

(iv)  Effective November 1, 2001, we adopted a new accounting standard on goodwill that is identical under Canadian and United States GAAP. Previously, we presented goodwill amortization expense net-of-tax on a separate line in our Consolidated Statement of Income under Canadian GAAP. That presentation was not permitted under United States GAAP.

(v)  Under United States GAAP, our acquisition of Suburban Bank Corp. would have been accounted for using the pooling of interests method. Under Canadian GAAP, we accounted for this acquisition using the purchase method which resulted in the recognition and amortization of goodwill and other intangible assets associated with the acquisition. Effective November 1, 2001, goodwill is no longer amortized to income under either United States or Canadian GAAP.

(5)  In addition to the tax impact of differences outlined above, under United States GAAP, tax rate changes do not impact the measure- ment of our future income tax balances until they are passed into law. Under Canadian GAAP, tax rate changes are reflected in the measurement of our future income tax balances when they are substantively enacted.

(6)  Under United States GAAP, non-cash collateral received in security lending transactions that we are permitted by contract to sell or repledge is recorded as an asset in our Consolidated Balance Sheet and a corresponding liability is recorded for the obligation to return the collateral. Under Canadian GAAP, such collateral and the related obligation are not recorded in our Consolidated Balance Sheet. As a result of this difference, securities and other liabilities have been increased by $2,399 at October 31, 2002 and $740 at October 31, 2001.

(7)  During the year ended October 31, 2001, we sold our investment in Bancomer and recognized translation losses of $99 in non-interest income under Canadian GAAP. Under United States GAAP, we recognized translation losses of $18, net of the $81 previously recognized in net income in the years ended October 31, 1999, 1998 and 1997. As a result of this difference, non-interest revenue has been increased by $81 for the year ended October 31, 2001.

(8)  Includes cumulative adjustment to shareholders’ equity arising from current and prior years’ GAAP differences.

Future Changes in United States Accounting Policies
 The Financial Accounting Standards Board has issued a proposed interpretation regarding the consolidation of special-purpose entities, which we expect will be consistent with the draft guideline being developed by the Canadian Institute of Chartered Accountants discussed in Note 7. As a result, we do not expect that this will create a new difference between Canadian and United States GAAP.

     The Financial Accounting Standards Board has issued a proposed interpretation on the measurement and disclosure of guarantees. The proposed interpretation would require companies to recognize a liability equal to the fair value of its obligations under certain guarantees. Although the Canadian Institute of Chartered Accountants has issued a draft guideline on the disclosure of guarantees, it does not address the recognition of similar guarantees in the consolidated financial statements. We expect that this will create a new difference between Canadian and United States GAAP. We are currently reviewing the proposed interpretation to determine its impact on our consolidated financial statements.

BMO FINANCIAL GROUP ANNUAL REPORT 2002   93

BANK OWNED CORPORATIONS

			Book value of common
			and preferred shares
Corporations in which the Bank owns more than		Percent of voting shares	owned by the Bank
50% of the issued and outstanding voting shares	Head office	owned by the Bank	(Cdn $ in millions)

Bank of Montreal Assessoria e Serviços Ltda.	Rio de Janeiro, Brazil	100	–
Bank of Montreal Capital Markets (Holdings) Limited	London, England	100	91
BMO Nesbitt Burns Limited (U.K.)	London, England	100
Bank of Montreal Finance Ltd.	Toronto, Canada	50.01	12
Bank of Montreal Global Capital Solutions Ltd.	Calgary, Canada	100	13
Bank of Montreal Holding Inc.	Calgary, Canada	100	10,085
Bank of Montreal Insurance (Barbados) Limited	Bridgetown, Barbados	100
Bank of Montreal Securities Canada Limited	Toronto, Canada	100
BMO Nesbitt Burns Corporation Limited and subsidiaries	Montreal, Canada	100
BMO Holding Finance, LLC	Wilmington, United States	100
BMO Investments Limited and subsidiaries	Hamilton, Bermuda	100
BMO Nesbitt Burns Trading Corp. S.A.	Münsbach, Luxembourg	100
BMO Service Inc.	Calgary, Canada	100
Bank of Montreal Ireland plc	Dublin, Ireland	100	1,393
Bank of Montreal Mortgage Corporation	Calgary, Canada	100	1,994
Bankmont Financial Corp.	Wilmington, United States	100	5,792
BMO Financial, Inc.	Wilmington, United States	100
BMO Global Capital Solutions, Inc.	Wilmington, United States	100
BMO Managed Investments Corp.	Chicago, United States	100
BMO Nesbitt Burns Corp.	Chicago, United States	100
BMO Nesbitt Burns Equity Group (U.S.), Inc. and subsidiaries	Chicago, United States	100
BMO Nesbitt Burns Financing, Inc.	Chicago, United States	100
EFS (U.S.), Inc. and subsidiaries	Chicago, United States	100
Harris Bancorp Insurance Services, Inc.	Chicago, United States	100
Harris Bankcorp, Inc. and subsidiaries	Chicago, United States	100
Harris Investor Services, LLC	Wilmington, United States	100
Harris InvestorLine, Inc.	Chicago, United States	100
Harris Trust Company	Seattle, United States	100
Harris Trust/Bank of Montreal	West Palm Beach, United States	100
BMO Capital Corporation	Toronto, Canada	100	72
BMO Investments Inc.	Toronto, Canada	100	76
BMO InvestorLine Inc.	Toronto, Canada	100	45
BMO Ireland Finance Company	Dublin, Ireland	100	663
BMO Life Insurance Company	Toronto, Canada	100	15
BMO Nesbitt Burns Equity Partners Inc.	Toronto, Canada	100	85
BMO (N.S.) Holdings Co.	Halifax, Canada	100	1,209
BMO (U.S.) Finance, LLC	Wilmington, United States	100
dealerAccess Inc.	Wilmington, United States	100	3
dealerAccess Canada Inc.	Toronto, Canada	100
Guardian Group of Funds Ltd.	Toronto, Canada	100	190
Lakeshore Funding Company, LLC	Wilmington, United States	100	762
MyChoice Inc.	Toronto, Canada	80	–
The Trust Company of Bank of Montreal	Toronto, Canada	100	32

The above is a list of all our directly held corporations, as well as their directly held corporations, and thereby includes all of our major operating companies. The book values of the corporations shown represent the total common and preferred equity value of our holdings.

We own 100% of the outstanding non-voting shares of subsidiaries except for Bank of Montreal Securities Canada Limited, of which we own 95.35% of the outstanding non-voting shares.

94   BMO FINANCIAL GROUP ANNUAL REPORT 2002

M E M B E R S   O F   M A N A G E M E N T   B O A R D
 as at January 1, 2003

F. Anthony Comper*
Chairman and
Chief Executive Officer

William A. Downe*
Deputy Chair
BMO Financial Group and
Chief Executive Officer
BMO Nesbitt Burns and
Head, Investment Banking Group

 Investment Banking Group

Yvan J.P. Bourdeau*
President and
Chief Operating Officer
BMO Nesbitt Burns

Ellen M. Costello
Executive Managing Director
Securitization and
Credit Investment Management

David R. Hyma
Vice-Chair, BMO Nesbitt Burns
and Head, Capital Markets

L. Jacques Ménard
Chairman, BMO Nesbitt Burns
and President, BMO Financial
Group, Quebec

Tom V. Milroy
Vice-Chair, BMO Nesbitt Burns
and Global Head, Investment and
Corporate Banking

Eric C. Tripp
Vice-Chair, BMO Nesbitt Burns
and Head, Equity Division

 Private Client Group

Gilles G. Ouellette*
President and
Chief Executive Officer

Barry M. Cooper
Chairman and
Chief Executive Officer
Jones Heward and
Head, Mutual Fund Investments	Sherry S. Cooper
Executive Vice-President
and Global Economic Strategist

Dean Manjuris
Head, Full Service Brokerage
Line of Business and President
and Director, Private Client
Division, BMO Nesbitt Burns

Graham T. Parsons
Executive Vice-President
Global Private Banking

William E. Thonn
Executive Vice-President
BMO Harris Private Banking

 Harris Bankcorp, Inc.

Franklin J. Techar*
President and
Chief Executive Officer
Harris Bankcorp, Inc. and
Harris Trust & Savings Bank
(Chicago)

Louis F. Lanwermeyer
Executive Vice-President
Marketing &
Product Development

Edward W. Lyman, Jr.
Vice-Chair

Robert W. Pearce*
President and
Chief Executive Officer
Personal and Commercial
Client Group

 Personal and Commercial
Client Group

Maurice A.D. Hudon
President
Personal Banking and
Head, Products

Robert L. McGlashan
Executive Vice-President
Commercial Banking
Kathleen M. O’Neill
Executive Vice-President
Business Banking and
Head, Sales and Marketing

Pamela J. Robertson
Executive Vice-President
Sales and Service
Ontario Division

Robert J. Tetley
Executive Vice-President
Distribution Services

Ronald G. Rogers*
Deputy Chair
Enterprise Risk & Portfolio
Management Group

 Enterprise Risk & Portfolio
Management Group

Neil R. Macmillan
Executive Vice-President
and Senior Risk Officer
Investment Banking Group

Michel G. Maila
Executive Vice-President
and Head, Corporate
Risk Management

Colin D. Smith
Executive Vice-President
and Senior Risk Officer
Personal and Commercial
Client Group and
Private Client Group

Lloyd F. Darlington*
President and
Chief Executive Officer
Technology & Solutions
and Head, E-Business

 Technology & Solutions

Barry K. Gilmour
Deputy Group Head and
Chief Operating Officer

Marnie J. Kinsley
Executive Vice-President
E-Business

Karen E. Maidment*
Executive Vice-President
and Chief Financial Officer

 Finance, Corporate and Legal

Timothy J. O’Neill
Executive Vice-President
and Chief Economist

Ronald B. Sirkis
Executive Vice-President
General Counsel & Taxation

Penelope F. Somerville
Executive Vice-President
and Treasurer

Rose M. Patten*
Executive Vice-President
Human Resources and
Head, Office of Strategic
Management

Angela Ferrante
Senior Vice-President
Corporate Communications

*	Members of Management Board Executive Committee

H O N O R A R Y   D I R E C T O R S

Charles F. Baird
Bethesda, MD, U.S.A.
Ralph M. Barford
Toronto, ON
Matthew W. Barrett, O.C., LL.D.
London, ENG
Peter J.G. Bentley, O.C., LL.D.
Vancouver, BC
Claire P. Bertrand
Montreal, QC
Frederick S. Burbidge, O.C.
Frelighsburg, QC	Pierre Côté, C.M.
Quebec City, QC
C. William Daniel, O.C., LL.D.
Toronto, ON
Nathanael V. Davis
Osterville, MA, U.S.A.
Graham R. Dawson
Vancouver, BC
Louis A. Desrochers, C.M.,c.r.
Edmonton, AB
A. John Ellis, O.C.,LL.D., O.R.S.
Vancouver, BC
John F. Fraser, O.C., LL.D.
Winnipeg, MB	Thomas M. Galt
Toronto, ON
J. Peter Gordon, O.C.
Mississauga, ON
Richard M. Ivey, C.C., Q.C.
London, ON
Senator Betty Kennedy, O.C., LL.D.
Milton, ON
David Kinnear
Toronto, ON
Ronald N. Mannix
Calgary, AB
Robert H. McKercher, Q.C.
Saskatoon, SK	Eric H. Molson
Montreal, QC
William D. Mulholland, LL.D.
Georgetown, ON
Jerry E.A. Nickerson
North Sydney, NS
Lucien G. Rolland, O.C.
Montreal, QC
Mary Alice Stuart,C.M.,O.ONT.,LL.D.
Toronto, ON
Lorne C. Webster, C.M.
Montreal, QC

BMO FINANCIAL GROUP ANNUAL REPORT 2002   95

GLOSSARY OF FINANCIAL TERMS

Allowance for Credit Losses
Represents an amount deemed adequate by management to fully provide for impairment in the existing loan portfolios. Allowances for credit losses can be specific or general and are recorded on the balance sheet as a deduction from loans.

Assets under Administration and under Management
Assets administered or managed by a financial institution that are beneficially owned by clients and therefore not reported on the balance sheet of the administering or managing financial institution.

Average Earning Assets
Represents the daily or monthly average balance of deposits with other banks and loans and securities, over a one-year period.

Bankers’ Acceptances (BAs)
Bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.

Basis Point
One one-hundredth of a percentage point.

Derivatives
Contracts whose value is “derived” from interest or foreign exchange rates, or equity or commodity prices. Use of derivatives allows for the transfer, modification or reduction of current or expected risks from changes in rates and prices.

Forwards and Futures
Contractual agreements to either buy or sell a specified currency, commodity, equity or financial instrument on a specified future date at a specified price. Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margining.

Hedging
A risk management technique used to neutralize or manage interest rate, foreign currency, equity or credit exposures.

Impaired Loans
Loans for which there is no longer reasonable assurance of the timely collection of principal or interest.

Innovative Tier 1 Capital
OSFI allows banks to issue instruments that qualify as “Innovative” Tier 1 capital. In order to qualify, these instruments have to be issued indirectly through a special-purpose entity, be permanent in nature and free of any fixed charges. The bank has to absorb any losses arising on these Innovative Tier 1 instruments and account for them as non-controlling interests. Innovative Tier 1 capital cannot comprise more than 15% of net Tier 1 capital and the sum of innovative Tier 1 capital and perpetual preferred shares cannot exceed 25% of net Tier 1 capital.

Mark-to-Market
Represents valuation at market rates, as of the balance sheet date, of securities and derivatives held for trading purposes.

Notional Amount
The principal used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.

Off-Balance Sheet Financial Instruments
Assets or liabilities that are not recorded on the balance sheet but have the potential to produce positive or negative cash flows in the future. A variety of products offered to clients can be classified as off-balance sheet and they fall into two broad categories: (i) credit-related arrangements, which provide clients with liquidity protection, and (ii) derivatives for hedging.

Options
Contractual agreements that give the holder the right, but not the obligation, to either buy or sell a specific amount of a currency, commodity, equity or financial instrument at a fixed price, either at a fixed future date or at any time within a fixed future period.

Provision for Credit Losses
A charge to income that represents an amount deemed adequate by management to fully provide for impairment in the existing loan portfolios, given the composition of the loan portfolios, the probability of default on the loans, the economic environment and the allowance for credit losses already established.

Regulatory Capital Ratios
The percentage of risk-weighted assets supported by capital, as defined by OSFI under the framework of risk-based capital standards developed by the Bank for International Settlements. These ratios are labeled Tier 1 and Tier 2. Tier 1 capital is considered to be more permanent, consisting of common shares together with any qualifying non-cumulative preferred shares, less unamortized goodwill. Tier 2 capital consists of other preferred shares, subordinated debentures and the general allowance, within prescribed limits. The assets-to-capital multiple is adjusted assets divided by total capital.

Securities Purchased under Resale Agreements
Result from transactions that involve the purchase of a security, normally a government bond, with the commitment by the buyer to resell the security to the original seller at a specified price on a specified date in the future. They represent low-cost, low-risk loans.

Securities Sold under Repurchase Agreements
Result from transactions in which a security is sold with the commitment by the seller to repurchase the security at a specified price on a specified date in the future. They provide low-cost funding.

Swaps
Contractual agreements between two parties to exchange a series of cash flows. For interest rate swaps, counterparties generally exchange fixed and floating rate interest payments based on a notional amount in a single currency. For cross-currency interest rate swaps, principal amounts and fixed and floating rate interest payments are exchanged in different currencies.

Other Definitions
in the MD&A	Page

Cash Measures	16
Earnings per Share (EPS)	16
Expense-to- Revenue Ratio	22
Net Economic Profit (NEP)	17
Net Interest Income	20
Net Interest Margin	20
Return on Equity (ROE)	17
Securitization	25
Spread	See net interest margin
Taxable Equivalent Basis (teb)	19
Tier 1 Capital Ratio	35
Total Shareholder Return (TSR)	15
Trading Revenue	21

Risk-Related Definitions in the MD&A

Capital at Risk (CaR)	28
Credit Risk	28
Earnings Volatility (EV)	30
Liquidity and Funding Risk	32
Market Risk	30
Market Value Exposure (MVE)	30
Operational Risk	34
Strategic Risk	28
Value at Risk (VaR)	30

96   BMO FINANCIAL GROUP ANNUAL REPORT 2002

SHAREHOLDER INFORMATION

Common Share Trading Information during Fiscal 2002

		Year-end price						Total volume of
Primary stock exchanges	Ticker	October 31, 2002		High		Low		shares traded

Toronto	BMO		$38.10		$40.65		$31.00	362.6 million
New York	BMO	US$	24.59	US$	26.05	US$	19.50	11.1 million

Dividends per Share Declared during Fiscal Year

		Shares outstanding
Issue/Class	Ticker	at October 31, 2002	2002		2001		2000		1999		1998

Common (a)	BMO	492,504,878		$1.20		$1.12		$1.00		$0.94		$0.88
Preferred Class A
Series 4 (b)		–		–		$–		$–		$1.87		$2.25
Series 5 (c)		–		–		$–		$–		$522.26		$19,062.50
Preferred Class B
Series 1 (d)		–		–		$0.57		$2.25		$2.25		$2.25
Series 2 (e)		–		–	US$	1.28	US$	1.69	US$	1.69	US$	1.69
Series 3	BMO F	16,000,000		$1.39		$1.39		$1.39		$1.39		$1.39
Series 4 (f)	BMO G	8,000,000		$1.20		$1.20		$1.20		$1.20		$0.90
Series 5 (f)	BMO H	8,000,000		$1.33		$1.33		$1.33		$1.33		$0.99
Series 6 (f)	BMO I	10,000,000		$1.19		$1.19		$1.19		$1.19		$0.63
	BMO V	12,000,000	US$	1.39		–		–		–		–

(a)	Common share dividends have been restated to reflect the two-for-one stock distribution completed in March 2001.

(b)	The Class A Preferred Shares Series 4 were redeemed on September 24, 1999.

(c)	The Class A Preferred Shares Series 5 were redeemed on December 5, 1998.

(d)	The Class B Preferred Shares Series 1 were redeemed on February 26, 2001.

(e)	The Class B Preferred Shares Series 2 were redeemed on August 27, 2001.

(f)	The Class B Preferred Shares were issued in February 1998 for Series 4 and 5, and in May 1998 for Series 6.

(g)	The Class B Preferred Shares Series 10 were issued in December 2001.

2003 Dividend Dates
Subject to approval by the Board of Directors.

Common and preferred shares record dates	Preferred shares payment dates	Common shares payment dates

February 12	February 25	February 27
May 7	May 26	May 29
August 6	August 25	August 28
November 12	November 25	November 27

The Bank Act prohibits a bank from paying or declaring a dividend if it is or would thereby be in contravention of capital adequacy regulations. Currently this limitation does not restrict the payment of dividends on Bank of Montreal’s common or preferred shares.

Shareholder Administration
Computershare Trust Company of Canada, with transfer facilities in the cities of Halifax, Montreal, Toronto, Winnipeg, Calgary and Vancouver, serves as transfer agent and registrar for common and preferred shares. In addition, Computershare Investor Services PLC and Computershare Trust Company of New York serve as transfer agents and registrars for common shares in London, England and New York, respectively.

     For dividend information, change in share registration or address, lost certificates, estate transfers, or to advise of duplicate mailings, please call Bank of Montreal’s Transfer Agent and Registrar at 1-800-332-0095 (Canada and the United States), or at (514) 982-7800 (international), or write to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, e-mail to caregistryinfo@computershare.com, or fax 1-888-453-0330 (Canada and the United States) or (416) 263-9394 (international).

     For all other shareholder inquiries, please write to Shareholder Services at the Corporate Secretary’s Department, 21st Floor, 1 First Canadian Place, Toronto, Ontario M5X 1A1, e-mail to corp.secretary@bmo.com, call (416) 867-6785, or fax (416) 867-6793.

Market for Securities of Bank of Montreal
The common shares of Bank of Montreal are listed on the Toronto and New York stock exchanges. The preferred shares of Bank of Montreal are listed on the Toronto Stock Exchange.

Shareholder Dividend Reinvestment and Share Purchase Plan
The Shareholder Dividend Reinvestment and Share Purchase Plan provides a means for holders of record of common and preferred shares to reinvest cash dividends in common shares of Bank of Montreal without the payment of any commissions or service charges.

     Shareholders of Bank of Montreal may also purchase additional common shares of Bank of Montreal by making optional cash payments of up to $40,000 per fiscal year. Full details of the plan are available from Computershare Trust Company of Canada or Shareholder Services.

Direct Dividend Deposit
Shareholders may choose to have dividends deposited directly to an account in any financial institution in Canada that provides electronic funds transfer facilities.

Institutional Investors and Research Analysts
Institutional investors or research analysts who would like to obtain financial information should write to the Senior Vice-President, Investor Relations, 18th Floor, 1 First Canadian Place, Toronto, Ontario M5X 1A1, e-mail to investor.relations@bmo.com, call (416) 867-6656, or fax (416) 867-3367. Alternatively, please visit our web site at www.bmo.com/investorrelations.

General Information
For general inquiries about company news and initiatives, or to obtain additional copies of the Annual Report, please contact the Corporate Communications Department, 302 Bay Street, 10th Floor, Toronto, Ontario M5X 1A1, or visit our web site at www.bmo.com. (On peut obtenir sur demande un exemplaire en français.)

Annual Meeting
The Annual Meeting of Shareholders will be held on Tuesday, February 25, 2003 at 9:30 a.m. (Eastern Standard Time) at the Fairmont Château Laurier, Ottawa, Ontario, Canada.

Fees Paid to Shareholders’ Auditors
For fees paid to Shareholders’ Auditors, see page 5 of the Proxy Circular for the Annual Meeting of Shareholders, which will be held on February 25, 2003.

www.bmo.com/annualreport2002

Corporate Information
This BMO Financial Group 2002 Annual Report is available for viewing/printing on our web site at www.bmo.com. For a printed copy, please contact:

Corporate Communications Department
302 Bay Street, 10th Floor
Toronto, Ontario M5X 1A1
(On peut obtenir sur demande un exemplaire en français.)

General Information
For general inquiries about company news and initiatives please contact our Corporate Communications Department. BMO Financial Group’s news releases are available on our web site at www.bmo.com.

Shareholder Inquiries
For dividend information, change in share registration or address, lost certificates, estate transfers, or to advise of duplicate mailings, please call Bank of Montreal’s Transfer Agent and Registrar at 1-800-332-0095 (Canada and the United States), or at (514) 982-7800 (international), or write to:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1

Annual Meeting
The Annual Meeting of Shareholders will be held on Tuesday, February 25, 2003 at 9:30 a.m. (Eastern Standard Time) at the Fairmont Château Laurier, Ottawa, Ontario, Canada.

TM/® Trade marks/registered trade marks of Bank of Montreal

®* “Nesbitt Burns” is a registered trade mark of BMO Nesbitt Burns Corporation Limited

TM1/®1 Trade marks/registered trade marks of Harris Trust and Savings Bank

TM2 Trade mark of Credit Suisse Group

TM3 Trade mark of myCFO, Inc.

®2 Registered trade mark of Moody’s Investors Service, Inc.

®3 Registered trade mark of Standard & Poor’s Corporation

®4 Registered trade mark of MasterCard International Incorporated

®5 Registered trade mark of Dow Jones & Company, Inc.

TM4 Trade mark of dealerAccess Inc.

®6 Registered trade mark of Morgan Stanley Dean Witter & Co.

TM5 Trade mark of Moneris Solutions Corporation